TYCO INTERNATIONAL

2008 ANNUAL REPORT


tyco
a vital part of your world

THIS IS MORE THAN CABLE.

It's a key element in maintaining temperature in a wide range of critical industrial processes.


Tracer Lynx™ 3-D design software interfaces with the client's 3-D model to optimize system design, implementation and maintenance.
The heat-tracing cable, combined with the proper thermal insulation system, maintains process temperatures and prevents lines from freezing.

Tyco Thermal Controls, a part of the company's Flow Control business, provides complete heat management systems to the power generation, chemical, oil & gas and food & beverage industries. When International-Matex Tank Terminals (IMTT) decided to build a state-of-the-art chemical storage facility in Geismar, Louisiana, our Tracer® division responded by providing a turnkey heat management system to meet IMTT's specialized needs. Our ability to design, engineer, construct and maintain reliable and efficient heat management solutions, combined with high-quality heat-tracing products, is an example of how Tyco delivers innovative solutions to customers.


Pre-fabricated heated safety shower and eyewash units provide emergency water even in freezing temperatures.
Specialized Tracer® Trac-Loc® panel systems insulate storage tanks.
Instrument enclosures and pre-traced/pre-insulated tubing bundles protect the system's integrity even in the harshest climates.
DigiTrace® control and monitoring products ensure proper control and functioning of the heat management system.

THIS IS MORE THAN A FIRE ALARM.

It's an important component in a comprehensive life-safety solution designed to protect and inform people in environments such as schools and universities.


FIRE ALARM
PUSH
PULL DOWN
Simplex


EXIT

The Simplex® TrueAlert® Emergency Visual Messaging unit can display visual messages and alerts.

Redundant command centers can view and control what's happening all along the life-safety network.

Schools and universities everywhere place a high priority on safety. When Cleveland State University (CSU) decided to enhance its emergency communications capability, it turned to SimplexGrinnell® to upgrade the university's life-safety network that includes fire alarm, fire sprinkler, emergency communications, access control, video and intrusion systems. The new emergency communications system gives CSU the ability to send real-time messages through its own secure network to the entire campus of 16,500 students and faculty. This solution demonstrates how Tyco's Fire Protection Services business offers customers cost-effective approaches that maximize existing technology and infrastructure.


EXIT
Access control and video systems help to secure the campus.
Emergency messages can be broadcast throughout campus or to select areas via a voice-enabled fire alarm system.
Text messages can communicate vital information to personal communication devices, cell phones and laptops.
An underground fiber-optic network powers the campus-wide fire alarm and emergency communications systems.

THIS IS MORE THAN A SIGN.

It's the peace of mind knowing that a team of more than 60,000 professionals is poised around the clock to protect life and property in homes and businesses around the world.

Secured by

ADT®

1-800-ADT-ASAP

www.adt.com



Our residential security business helps to guard more than 5.5 million homes worldwide.
ADT security cameras can capture license plate numbers as far away as 1 mile (1.6 kilometers).
Most of the world's top retailers count on us to help them protect their goods from theft.

Tyco's ADT® business is the world's largest provider of electronic security services to a broad range of residential, commercial, industrial and governmental customers. The city of Richmond, California turned to ADT in 2008 to enhance public safety for its 100,000 citizens and to protect its busy waterfront port. The solution? Advanced video surveillance networks with wireless cameras, focusing on the city's high-crime areas and the port's 15-mile perimeter. This is just one example of ADT's ability to provide state-of-the-art, integrated security solutions to meet the needs of its global customers.


We provide security solutions for 300 international airports and some of the world's largest mining operations and most prominent structures.
Our video solutions help secure not just commercial facilities but government locations as well.
We help protect goods transported by some of the world's largest logistics companies.

CHAIRMAN'S LETTER

TO OUR SHAREHOLDERS:

Tyco International delivered strong results and made substantial operational and strategic progress in the first full year since spinning off its electronics and healthcare businesses. We finished fiscal year 2008 in sound financial health, with a strong balance sheet, good cash flow and the flexibility to strengthen our diverse mix of businesses even during this time of uncertainty and turbulence in the global economy.

Revenue increased 9% from fiscal 2007 to $20.2 billion. Organic revenue growth, which excludes the impact of acquisitions, divestitures and foreign currency translation, was 5%—similar to the growth rate of the previous year. We were particularly encouraged by the growth of our service revenue, which increased 7%. This portion of our business, which includes a significant amount of recurring or contractual revenue, constitutes 35% of our total revenue stream and is an important area of focus for our company.

We reported income from continuing operations of $1.1 billion, or $2.25 per diluted share, compared to a net loss from continuing operations of $2.5 billion, or $5.10 per share, for fiscal 2007. Included in these figures are a number of special items. (The special items for 2008 related mostly to ongoing restructuring activities to enhance the efficiency of our businesses, plus separation costs. Those for 2007 consisted primarily of a charge for the settlement of a class-action lawsuit involving the company's former management team, plus separation costs and restructuring charges.) Excluding special items, 2008 income from continuing operations totaled $1.5 billion, or $3.06 per diluted share, compared with 2007 income from continuing operations of $948 million, or $1.89 per share.

All of our business segments contributed to the growth in revenue and income. At ADT Worldwide, our largest segment, revenue grew 5% overall and 2% organically. Recurring revenue grew organically by nearly 5%, fueled by a healthy increase in average revenue per user. ADT contributed 40% of our total revenue last year.

Flow Control, our second-largest segment, delivered very strong results for the year, including total revenue growth of 17% and organic revenue growth of 9%. The revenue growth was led by our valves business, which serves a broad range of customers in the energy, process and water industries. Flow Control generated 22% of our revenue in fiscal 2008.

We made considerable progress as well in our Fire Protection Services segment—both in North America and internationally. Revenue increased by 6% overall and by 2% organically. Our North American SimplexGrinnell business, which represents about 60% of total segment revenue, derives more than half of its revenue from service activities. As a whole, Fire Protection Services generated 18% of the company's revenue last year.

Electrical & Metal Products achieved revenue growth of 15% and organic revenue growth of 13%. A strong pricing environment for our products, combined with better operating efficiency, doubled our operating margin. This segment accounted for 11% of the company's 2008 revenue.

Finally, Tyco Safety Products achieved revenue growth of nearly 13% and organic revenue growth of 8%. The improvement was driven by higher sales to emerging markets and higher prices, particularly for fire suppression systems. Our operating margin continued to be strong even as we increased our investment in sales, marketing and research and development (R&D). Tyco Safety Products contributed 9% of the company's revenue in fiscal 2008.

RELYING ON OUR FUNDAMENTAL STRENGTHS

It's difficult to predict how long or severe the slowdown in the global economy will be. But in this challenging economic environment, Tyco's fundamental strengths provide the foundation we need to weather the economic storm and, in fact, improve our market position. We are a financially sound company with a strong balance sheet and solid credit ratings that were raised last fall. Further, we generate strong cash flow that gives us the flexibility to invest in the growth of our businesses and to return capital to our shareholders. During 2008, we completed a $1 billion share repurchase program, launched a new $1 billion program and increased our quarterly dividend by 33% to 20 cents per share.

Equally important, we have made excellent progress in improving our cost structure. Last year, our Operational Excellence initiatives, including strategic sourcing and Six Sigma, yielded nearly $300 million in savings for Tyco. We continue to look for further cost-reduction opportunities through these ongoing programs.

INVESTING TO GROW OUR BUSINESSES

We firmly believe that our financial and operational strength gives us the ability to carry out our plans. We will continue to make substantial investments to grow our businesses and gain market share, while maintaining a strong balance sheet.

Some of our greatest opportunities are in technology and innovation. In fiscal 2008, we increased our R&D expenditures by 6%, and we completed a number of "bolt-on" acquisitions to expand our product and service offerings. Our goal is to be not just a supplier of products and services, but a provider of value-added solutions for our customers in each of the three large global industries where we are the market leader: Electronic Security, Fire Protection and Flow Control. In the pages of this report, we use the theme "more than..." to highlight some of the solutions we provide to our customers.

To strengthen the technology offerings in our ADT business, we purchased FirstService Security in June 2008. Renamed ADT Advanced Integration, this business provides additional systems integration capability for our electronic security platform. We also acquired IntelliVid, a video analytics technology company that expands the theft prevention and business intelligence solutions we're able to offer global customers. In addition, we acquired Vue Technology, a leading provider of radio frequency identification (RFID) technology that nicely complements our Sensormatic business. Finally, we acquired two franchisees in our Sensormatic business.

At the same time, we have divested businesses no longer considered to be a strategic fit for Tyco. Last year, we generated approximately $1 billion in cash proceeds from the divestiture of these businesses.

THE CRITICAL ROLE OF EMERGING MARKETS

It's hard to overstate the importance of emerging markets to the future of our business. Led by Korea, South Africa, China, India, Argentina and the Middle East countries, emerging markets accounted for 13% of Tyco's revenue and made a major contribution to our organic growth in 2008. The need for significant infrastructure development in these emerging markets represents an important growth opportunity for Tyco, and one way we're investing in them is by establishing R&D Centers of Excellence in important locations around the world.



EDWARD D. BREEN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
TYCO INTERNATIONAL LTD.

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA
(IN US$ MILLIONS, EXCEPT PER SHARE DATA)

	2006	2007	2008
Revenue	$ 17,066	$ 18,477	$ 20,199
Income (Loss) from Continuing Operations	$ 817	$ (2,524)	$ 1,095
Income from Continuing Operations Before Special Items*	$ 818	$ 948	$ 1,493
Net Income (Loss)	$ 3,590	$ (1,742)	$ 1,553
Diluted Earnings (Loss) Per Share from Continuing Operations	$ 1.59	$ (5.10)	$ 2.25
Diluted Earnings Per Share from Continuing Operations Before Special Items*	$ 1.59	$ 1.89	$ 3.06
Total Assets**	$ 63,011	$ 32,815	$ 28,804
Long-term Debt**	$ 8,858	$ 4,082	$ 3,709
Shareholders' Equity**	$ 35,387	$ 15,624	$ 15,494



5.3%
5.3%
5.0%
06
07
08
8.1%
8.2%
11.0%
06
07
08

TOTAL ORGANIC REVENUE GROWTH*

OPERATING MARGIN BEFORE SPECIAL ITEMS*



$373
$556
$409
$666
$376
$734
06
07
08

CAPITAL EXPENDITURES
(IN US$ MILLIONS)
• Investment in ADT Dealer Accounts
• Capital Expenditures



$6,335
$10,731
$6,661
$11,816
$7,135
$13,064
06
07
08

PRODUCT AND SERVICE REVENUE
(IN US$ MILLIONS)
• Service • Product

2008 REVENUE BY SEGMENT
(IN US$ BILLIONS)



$1.9
Safety Products
$2.3
Electrical & Metal Products
$3.6
Fire Protection Services
$8.0
ADT Worldwide
$4.4
Flow Control
$20.2
TOTAL

2008 REVENUE BY REGION
(IN US$ BILLIONS)



$9.7
United States
$5.7
Europe, Middle East and Africa
$3.3
Asia Pacific
$1.5
Other Americas

* These are Non-GAAP Financial Measures. See GAAP reconciliations on inside back cover.

** The decrease in Total Assets, Long-term Debt and Shareholders' Equity in 2007 is primarily related to the spin-offs of Tyco's electronics and healthcare businesses.

OUR GOAL IS TO BE NOT JUST A SUPPLIER OF PRODUCTS AND SERVICES, BUT A PROVIDER OF VALUE-ADDED SOLUTIONS FOR OUR CUSTOMERS.

The mission of these centers is to develop innovative products geared to the specific needs of local markets. We're staffing the centers with local people who understand local needs and local business customs. These centers also serve as a training ground for future company leadership.

Last year, we opened our first China Center of Excellence in Shanghai. At the center's opening in April, I met with a senior official from the City of Shanghai Fire Department who stressed to me the urgent need for high-quality protective equipment for the city's 10,000 firefighters. Our Center of Excellence—where we will have 100 engineers on board by the end of 2009—is now addressing that need. We opened our first India Center of Excellence last November in Bangalore. With these two additions, we now have 16 centers in a global network of facilities in North America, Europe and Asia.

CHANGE OF DOMICILE

There's another step we're taking to ensure our continued competitiveness in global markets. We recently announced that our board of directors has approved moving the company's country of incorporation from Bermuda to Switzerland. We believe this move will provide important economic and operational benefits for our company, including enhancing our ability to maintain a competitive worldwide corporate tax rate. Tyco's shareholders will vote on the proposed move at a special meeting to be held this spring.

THE ROAD AHEAD

I'm proud of the great progress we made in fiscal 2008. A key factor in our continued progress is the commitment, passion and diversity of our 113,000 colleagues around the world. By promoting from within as well as reaching outside our organization, we're working to assemble the best possible team, while building bench strength for the future. One example of this focus on building our bench is in the engineering field where, in just the last three years, we have hired 2,300 engineers, one-third of them in our emerging markets. As a company with a global footprint and operations in more than 60 countries, we provide our employees with the chance to pursue challenging assignments not only in their home country but also in other locations around the world.

Our company is also fortunate to have a board of directors with exceptional skill and experience. Timothy Donahue, the former executive chairman of Sprint Nextel Corporation, joined the board in 2008, while Bruce Gordon, a member of our board since 2003, was named as our new lead director.

The breadth and depth of Tyco's talent and resources give us confidence about the road ahead and our ability to capitalize on our many opportunities. By staying close to our customers and providing them with value-added solutions, we are continuing to strengthen our company for the future. We thank you, our shareholders, for your continued and loyal support.

Edward D. Breen

EDWARD D. BREEN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

OUR BUSINESSES

Tyco International is a diversified, global company that provides vital products and services to customers in more than 60 countries. With 113,000 employees worldwide, Tyco is a leading provider of security products and services, fire protection and detection products and services, valves and controls, and other industrial products.

ADT WORLDWIDE

As the world's largest electronic security provider, ADT helps to protect more than 7.2 million residential, commercial, industrial and governmental customers. From homes and small businesses to large, international companies, ADT provides a full portfolio of security and safety solutions, backed by dedicated and responsive local service teams. Our global strength and local service are why customers around the world put their trust in us.


ADT


FIRE
ALARM

#1 IN THE $65 BILLION GLOBAL ELECTRONIC SECURITY INDUSTRY

62,000 EMPLOYEES FOCUSED ON CUSTOMER SERVICE

MORE THAN 20,000 DEDICATED AND HIGHLY TRAINED SERVICE TECHNICIANS


ADT

FIRE PROTECTION SERVICES

As a global leader in fire and life safety, we provide fire detection, sprinkler, suppression and special-hazard solutions to customers in 43 countries. We've built our reputation on the strength of our industry-leading brands and the experience of our people. Today, we deliver turnkey solutions in environments where life-safety protection is vital: schools and universities, hospitals, airports, hotels, commercial properties, petrochemical plants, government facilities and even seagoing vessels.


FIRE




FIRE

LEADER IN THE
$11 BILLION
GLOBAL FIRE ALARM MARKET

INSTALL MORE THAN
28 MILLION
FIRE SPRINKLERS
EACH YEAR WORLDWIDE

SERVICE MORE THAN
50 MILLION
FIRE DETECTORS
EACH YEAR WORLDWIDE

SAFETY PRODUCTS

Tyco Safety Products designs, manufactures and sells products across three key business platforms: electronic security, life safety and fire suppression. Our diverse product lines include: intrusion security, access control, video management systems, electronic fire detection, retail anti-theft electronic article surveillance, radio frequency identification (RFID) products, personal protective equipment, mechanical building solutions, and water and chemical fire suppression systems. With 36 manufacturing facilities worldwide, we provide safety and security for millions of customers around the world every day.







17,000
U.S. FIRE DEPARTMENTS
USE SCOTT® SELF-CONTAINED BREATHING APPARATUSES TO HELP KEEP FIREFIGHTERS SAFE

SENSORMATIC®
ANTI-THEFT LABELS AND TAGS PROTECT MORE THAN
6 BILLION
CONSUMER PRODUCTS
PER YEAR

AN ANSUL® AQUASONIC™ FIRE SUPPRESSION SYSTEM RELEASES
1.5 TRILLION
WATER DROPLETS
PER SECOND

FLOW CONTROL



Tyco Flow Control is a leading global manufacturer and marketer of valves and controls, water and environmental systems, and thermal control solutions for vital industries, including energy, power, water, mining, chemical, food & beverage, and construction. Tyco Flow Control has 15,000 employees in more than 100 locations around the world.



NEARLY
70%
OF THE WORLD'S CLEAN-OPERATING NUCLEAR POWER UNITS USE OUR VALVES

MANUFACTURED AND INSTALLED MORE THAN
1 BILLION FEET
OF HEAT-TRACING CABLE TO DATE

INSTALLED MORE THAN
5,000 SENSORS
THROUGHOUT THE WORLD FOR WATER QUALITY AND CONTINUOUS EMISSIONS MONITORING



ELECTRICAL & METAL PRODUCTS



Tyco Electrical & Metal Products is an industry leader in the manufacture of galvanized steel tubing and pipe, metal clad cable, metal framing and cable tray systems, as well as building components. We serve a wide range of electrical, mechanical, construction, fire and security applications. With 45 manufacturing and distribution facilities worldwide, Tyco Electrical & Metal Products provides quality products that help customers and end-users reduce installation and operational costs without sacrificing performance.



MANUFACTURED
550,000 MILES
OF CABLE AND TUBULAR PRODUCTS

STOCKED
75%
OF U.S. ELECTRICAL WHOLESALERS WITH OUR PRODUCTS

DELIVERED
80,000 TRUCKLOADS
OF PRODUCTS TO CUSTOMERS AND END-USERS





Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
Tele: 441 292-8674
Fax: 441 295-9647

January 21, 2009

Dear Shareholder,

You are cordially invited to attend the 2009 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 12, 2009 at 9:00 a.m., Atlantic Time, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM 08, Bermuda. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card at your earliest convenience.

On behalf of the Board of Directors and the management of Tyco, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen
Chairman and Chief Executive Officer

Tyco International Ltd.
Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda

TYCO INTERNATIONAL LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MARCH 12, 2009

NOTICE IS HEREBY GIVEN that the 2009 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 12, 2009 at 9:00 a.m., Atlantic Time, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM 08, Bermuda for the following purposes:

1. To elect the Board of Directors;
2. To re-appoint Deloitte & Touche LLP as the independent auditors and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration;
3. To adopt amendments to the Company's 2004 Stock and Incentive Plan; and
4. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

During the meeting, management also will present Tyco's audited consolidated financial statements for the fiscal year ended September 26, 2008.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 21, 2009 to each holder of record of Tyco common shares at the close of business on January 6, 2009. Only holders of record of Tyco common shares on January 6, 2009 are entitled to notice of, and to attend and vote at the Annual General Meeting and any adjournment or postponement thereof. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,

Judith A. Reinsdorf
Executive Vice President and General Counsel

January 21, 2009

PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD. THE PROXY IS REVOCABLE AND IT WILL NOT BE USED IF YOU: GIVE WRITTEN NOTICE OF REVOCATION TO THE SECRETARY AT TYCO INTERNATIONAL LTD., SECOND FLOOR, 90 PITTS BAY ROAD, PEMBROKE HM 08, BERMUDA PRIOR TO THE VOTE TO BE TAKEN AT THE MEETING; LODGE A LATER-DATED PROXY; OR ATTEND AND VOTE PERSONALLY AT THE MEETING.

TABLE OF CONTENTS

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 12, 2009. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2008 Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended September 26, 2008, which includes the audited consolidated financial statements of Tyco for the fiscal year ended September 26, 2008, are enclosed with or have been sent in advance of these materials.

Tyco has sent these materials to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record") as of the close of business on January 6, 2009, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive a copy of this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, may obtain a copy at the Annual General Meeting or by contacting Tyco at (441) 298-9732.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 6, 2009 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in the Company share funds of the Tyco retirement savings plans and employee share purchase plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

Each holder of record of Tyco common shares on January 6, 2009, the record date for the Annual General Meeting, is entitled to attend and vote at the Annual General Meeting. A poll will be taken on each proposal to be put to the Annual General Meeting.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. On January 6, 2009, there were 473,275,987 common shares outstanding and entitled to vote at the Annual General Meeting.

What proposals are being presented at the Annual General Meeting?

Tyco intends to present proposals numbered one through three for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

- Election of the Board of Directors;
- Re-appointment of Deloitte & Touche LLP as the independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration.
- Amendments to the Company's 2004 Stock and Incentive Plan intended to ensure that certain awards under the plan continue to qualify as "performance-based compensation" under U.S. federal tax rules; to expressly include two additional metrics that may be used as performance measures; to provide additional flexibility regarding the types of equity that may be used for Director remuneration purposes; and to make a clarifying amendment regarding pay-outs of performance based awards.

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, Tyco does not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

How do I attend the Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area and a form of photo identification, where their ownership will be verified. Those who have beneficial ownership of common shares held by a bank, brokerage firm or other nominee should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares as of January 6, 2009 along with a form of photo identification. Registration will begin at 8:00 a.m. Atlantic

Time and the Annual General Meeting will begin at 9:00 a.m. Atlantic Time.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing your proxy card and returning it by mail in the enclosed postage-paid envelope. If you hold your common shares in street name, you can vote by following the instructions on your voting instruction card.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board named on the proxy card; "FOR" proposals two and three; and, with respect to any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, at the discretion of the proxy holders.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote in one of three ways at any time before it is exercised:

- Notify our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you hold your shares in street name, follow the instructions on the voting instruction card;
- Submit another proxy card (or voting instruction card if you hold your common shares in street name) with a later date; or
- If you are a holder of record, or a beneficial holder with a proxy from the holder of record, vote in person at the Annual General Meeting.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial shareholders sharing an address who are receiving multiple copies of the proxy materials, Annual Report and Form 10-K will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement, Annual Report and Form 10-K to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement, Annual Report and Form 10-K to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate written copy of the Proxy Statement, Annual Report and Form 10-K, now or in the future, should submit their request to Tyco by telephone at (441) 298-9732 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of a majority of the common shares outstanding and entitled to vote at the Annual General Meeting constitutes a quorum for the conduct of business.

What vote is required in order to approve each proposal?

The affirmative vote of a majority of the common shares represented and voting at the Annual General Meeting is required for election of Directors, the re-appointment of Tyco's independent auditors and authorization of the Audit Committee of the Board to set the auditors' remuneration, and the amendments to the Company's 2004 Stock and Incentive Plan. Pursuant to Bermuda law, (i) common shares which are represented by "broker non-votes" (i.e., common shares held by brokers which are represented at the Annual General Meeting but with respect to which the broker is not empowered to vote on a particular proposal) and (ii) common shares which abstain from voting on any matter, are not included in the determination of the common shares voting on such matter, but are counted for quorum purposes.

How will voting on any other business be conducted?

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion.

Who will count the votes?

BNY Mellon Shareowner Services will act as the inspector of election and will tabulate the votes.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on March 12, 2009:

You can access Tyco's annual report and proxy statement at www.tycoproxy.com. For future meetings, shareholders can help reduce the amount of energy and paper consumed by the Company, and save the Company the expense of mailing printed proxy materials, by consenting to receive them in electronic format instead. You can choose this option by completing the required information at http://enroll.icsdelivery.com/TYC. Your choice will remain in effect until you revoke it. If you choose to receive proxy materials in electronic format, you will receive an e-mail notice prior to the next annual meeting that will provide the links to the annual meeting materials online. You may later revoke your consent or specifically request that a copy of the proxy materials be sent to you. To change or revoke your consent, follow the instructions on http://enroll.icsdelivery.com/TYC.

Returning Your Proxy Card

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at any one of the addresses set forth below by the times (being local times) and dates specified:

In Bermuda:

by 5:00 p.m. on March 11, 2009 by hand or mail at:

Tyco International Ltd.
Second Floor, 90 Pitts Bay Road
Pembroke HM 08, Bermuda

In the United States:

by 7:00 a.m. on March 12, 2009 by mail at:

Tyco International Ltd.
c/o BNY Mellon Shareowner Services
P.O. Box 3550
South Hackensack, NJ 07606-3550
United States of America

In the United Kingdom:

by 5:00 p.m. on March 11, 2009 by hand or mail at:

Tyco International Ltd.
c/o Tyco Holdings (UK) Limited
Law Department
7th Floor
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom

In Australia:

by 5:00 p.m. on March 11, 2009 by hand or mail at:

Tyco International Ltd.
c/o Tyco International Pty. Limited
Unit 38, 38 South Street,
Rydalmere NSW 2116
Australia

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Our corporate governance principles are embodied in a formal document that has been approved by Tyco's Board of Directors (the "Board"). It is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance". We will also provide a copy of the corporate governance principles to shareholders upon request.

Vision and Values of Our Board

Tyco's Board is responsible for directing and overseeing the management of Tyco's business in the best interests of the shareholders and consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and monitors top management, provides oversight for financial reporting and legal compliance, determines Tyco's governance principles and implements its governance policies. The Board, together with management, is responsible for establishing the Company's values and code of conduct and for setting strategic direction and priorities.

While Tyco's strategy evolves in response to changing market conditions, the Company's vision and values are enduring. Our governance principles, along with the Company's vision and values, constitute the foundation upon which the Company's governance policies are built. Our vision, values and principles are discussed below.

Tyco believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the firm, and governance at Tyco is intended to optimize both. Tyco also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership and personal integrity.

Tyco Vision: Why We Exist and the Essence of Our Business

To be our customers' first choice in every market we serve by exceeding commitments, providing new technology solutions, leveraging our diverse brands, driving operational excellence, and committing to the highest standards of business practices—all of which will drive Tyco's long-term growth, value, and success.

Tyco Values: How We Conduct Ourselves

Integrity: We demand of each other and ourselves the highest standards of individual and corporate integrity with our customers, suppliers, vendors, agents and stakeholders. We vigorously protect Company assets and have policies and compliance systems designed to ensure compliance with all Company policies and laws.

Excellence: We continually challenge each other to improve our products, our processes and ourselves. We strive always to understand our customers' and suppliers' businesses and help them achieve their goals. We are dedicated to diversity, fair treatment, mutual respect and trust of our employees and customers.

Teamwork: We foster an environment that encourages innovation, creativity and results through teamwork and mutual respect. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction.

Accountability: We will meet the commitments we make and take personal responsibility for all actions and results. We will create an operating discipline of continuous improvement that will be integrated into our culture.

Tyco Goals: What We Seek to Achieve

Governance: Adhere to the highest standards of corporate governance by establishing processes and practices that promote and ensure integrity, compliance and accountability.

Customers: Fully understand and exceed our customers' needs, wants and preferences and provide greater value to our customers than our competition.

Growth: Focus on strategies to achieve organic growth targets and deploy cash for growth and value creation.

Teamwork and Culture: Build on the Company's reputation and image internally and externally while driving initiatives to ensure Tyco remains an employer of choice.

Operational Excellence: Implement best-in-class operating practices and leverage Company-wide opportunities and best practices.

Financial Strength & Flexibility: Ensure that financial measures and shareholder return objectives are met.

Board of Directors

Mission of the Board of Directors: What the Board Intends to Accomplish

The mission of Tyco's Board is to promote the long-term value and health of the Company in the interests of the shareholders and set an ethical "tone at the top." To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Governance Principles: How the Board Oversees the Company

Active Board: The Directors are well informed about the Company and vigorous in their oversight of management.

Company Leadership: The Directors, together with senior management, set Tyco's strategic direction, review financial objectives, and establish the ethical tone for the management and leadership of the Company.

Compliance with Laws and Ethics: The Directors ensure that procedures and practices are in place designed to prevent and identify illegal or unethical conduct and to permit appropriate and timely redress should such conduct occur.

Inform and Listen to Investors and Regulators: The Directors take steps to see that management discloses appropriate information fairly, fully, timely and accurately to investors and regulators, and that the Company maintains a two-way communication channel with its investors and regulators.

Continuous Improvement: The Directors remain abreast of new developments in corporate governance and they implement new procedures and practices as they deem appropriate.

Board Responsibilities

The Board is responsible for:

- reviewing and approving management's strategic and business plans;
- reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- monitoring management's execution of corporate plans and objectives;
- advising management on significant decisions and reviewing and approving major transactions;
- identifying and recommending Director candidates for election by shareholders;
- appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- selecting, monitoring, evaluating, compensating and, if necessary, replacing the Chief Executive Officer and other senior executives, and seeing that organizational development and succession plans are maintained for these executive positions;
- determining the Chief Executive Officer's compensation, and approving the compensation of senior officers;
- overseeing that procedures are in place designed to promote compliance with laws and regulations;
- overseeing that procedures are in place designed to promote integrity and candor in the audit of the Company's financial statements and operations, and in all financial reporting and disclosure; and
- designing and assessing the effectiveness of its own governance practices and procedures as well as Board and committee performance.

Board Leadership

The business of the Company is managed under the direction of the Company's Board, in the interest of the shareholders. The Board delegates its authority to senior management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

The Company believes the positions of Chairman and Chief Executive Officer should be held by the same person, unless circumstances dictate otherwise. The Company has adopted a counterbalancing governance structure, including:

- a designated lead Director;
- a substantial majority of independent Directors;
- annual election of Directors by a majority of votes cast at the annual general meeting of shareholders;
- committees entirely composed of independent Directors; and
- established governance guidelines.

The lead Director acts as an intermediary between the Board and senior management. Among other things, the lead director is responsible for setting the agenda for Board meetings with Board and management input, facilitating communication among Directors and between the Board and the Chief Executive Officer, working with the CEO to provide an appropriate information flow to the Board, and chairing an executive session of the independent Directors at each formal Board meeting. The lead director is expected to foster a cohesive board that cooperates with the CEO towards the ultimate goal of creating shareholder value.

Board Capabilities

The Tyco Board as a whole is strong in its diversity and collective knowledge of accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets.

The culture of the Board is such that the Board can operate swiftly and effectively in making key decisions and facing major challenges. Board meetings are conducted in an environment of trust, open dialogue and mutual respect that encourages constructive commentary.

The Board strives to be informed, proactive and vigilant in its oversight of the Company and protection of shareholder assets.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Human Resources (the "Compensation Committee"), and Nominating and Governance, and they are each entirely composed of independent Directors. Assignments to, and chairs of, the Audit and Compensation Committees are recommended by the Nominating and Governance Committee and selected by the Board. The independent Directors as a group elect the members and the chair of the Nominating and Governance committee. All committees report on their activities to the Board.

The lead Director may convene "special committees" to review material matters being considered by the Board. Special committees report their activities to the Board.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three committees, the Board is normally constituted of between ten and thirteen Directors. Shareholders have the authority to set the number of Directors at the annual general meeting, and the Directors have the authority to fill any vacancy that may arise during the year.

The Nominating and Governance Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least five times annually, and additional meetings may be called in accordance with the Company's Bye-laws. Frequent board meetings are critical not only for timely decisions but also for Directors to be well informed about the Company's operations and issues. One of these meetings will be scheduled in conjunction with the Company's annual general meeting and board members are required to be in attendance at the annual general meeting either in person or by telephone. The lead Director, in consultation with the Chairman of the Board / Chief Executive Officer, is responsible for setting meeting agendas with input from the Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the lead Director, is held at each formal meeting of the Board.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held annually at a regular Board meeting. The succession-planning meeting focuses on the development and succession of not only the chief executive but also the other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. The decisions by the Board and its committees are recorded in the minutes of their meetings, and copies of the minutes are forwarded promptly to all Directors after each Board and committee meeting. All independent Board members are welcome to attend any committee meeting.

Board and Committee Calendars

A calendar of regular agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chairman of the Board / Chief Executive Officer in consultation with the lead Director, committee chairs, and all interested Directors.

Board Communication

Management speaks on behalf of the Company, and the Board normally communicates through management with outside parties, including Tyco shareholders, business journalists, equity analysts, rating agencies and government regulators. The Board has established a process for shareholders to communicate with members of the Board, including the lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Tyco Board of Directors via email at *directors@tyco.com*. Shareholders, customers, vendors, suppliers and employees can also raise concerns at *https://www.vitaltycoconcerns.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Corporate Ombudsman, who has a direct reporting relationship to the Audit Committee Chair of the Board of Directors. A report summarizing all items received resulting in cases is prepared for the Board. The Corporate Ombudsman directs cases to the applicable department (such as customer service, human resources or in the cases of accounting, audit or internal controls-forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner.

Board Contact with Operations and Management

Members of the Board perform site visits of Company operations as part of its enterprise risk management process. The lead Director and management determine the appropriate operation site and timing of the enterprise risk assessment meeting. During fiscal 2008, members of the Board participated in enterprise risk assessments at operational sites of Tyco Flow Control and Tyco Fire and Security.

The Chairman of the Board / Chief Executive Officer arranges for senior managers to attend Board meetings and meet informally with Directors before and after the meetings.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of the Company, as they deem necessary in order to carry out their responsibilities.

Board Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the Directors of the Board's performance and procedures, as well as that of each committee. This evaluation leads to a full Board discussion of the results. In connection with the evaluation process:

- the lead Director informally consults with each of the Directors;
- the qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board;
- the Nominating and Governance Committee, the Audit Committee and the Compensation Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their charters.

Board Compensation and Stock Ownership

The Compensation Committee, in collaboration with the Nominating and Governance Committee, periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own, at a minimum, Tyco stock or stock units equal to three times their annual retainer (a total of $240,000, based on the current $80,000 annual cash retainer) within three years of joining the Board. Once a Director satisfies the minimum stock ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guidelines as long as the Director does not sell any stock. A majority of the Directors' annual compensation is provided as equity, and each of our current Directors is in compliance with these stock ownership guidelines. Directors who are Company officers receive no additional compensation for service as Directors.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. Independent Directors:

- are not former officers or employees of the Company or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Tyco aside from their Directorship that could affect their judgment;
- have not worked for, nor have any immediate family members worked for, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a Director;
- have no immediate family member who is an officer of the Company or its subsidiaries or who has any current or past material relationship with the Company;

- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose Board of Directors the Tyco Chief Executive Officer or other member of senior management serves;
- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which the Company's annual sales to, or purchases from, exceed one percent of either entity's annual revenues for the prior fiscal year;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for Director or a member of the immediate family of any nominee for Director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which the Company or its subsidiaries made charitable contributions or payments in excess of one percent of such organization's charitable receipts in the last fiscal year. In addition, a Director is not independent if he or she serves as a director, trustee, executive officer or similar position of a charitable organization if Tyco made payments to such charitable organization in an amount that exceeds one percent of Tyco's total annual charitable contributions made during the last fiscal year.

The Board has determined that all of the Director nominees, with the exception of the Chief Executive Officer, meet these standards and are therefore independent of the Company. The independent Director nominees are Timothy M. Donahue, Brian Duperreault, Bruce S. Gordon, Rajiv L. Gupta, John A. Krol, Brendan R. O'Neill, William S. Stavropoulos, Sandra S. Wijnberg, Jerome B. York and David Yost.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast by shareholders at the annual general meeting of shareholders and they serve for one-year terms. Each Director must tender his or her resignation from the Board at the annual general meeting of shareholders following his or her 72nd birthday. The Board may, in its discretion, waive this limit in special circumstances, as it has done this year with respect to Mr. Krol, whom the Nominating and Governance Committee has nominated to serve an additional term in light of his extensive experience and knowledge as lead Director from 2002 through 2007. Any nominee for Director who does not receive a majority of votes cast from the shareholders is not elected to the Board. The sitting Director will remain in office until a new Director is elected, which shall take place in a timely manner.

The Nominating and Governance Committee is responsible for the review of all Directors, and where necessary will take action to remove a Director for performance, which requires the unanimous approval of the Board. This unanimous approval does not include the approval of the Director whose removal is sought.

Directors are expected to inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such a change. This allows for discussion with the Nominating and Governance Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The guideline is for committee chairs and the lead Director to:

- serve in their respective roles five years, and
- to rotate at the time of the annual meeting following the completion of their fifth year of service.

The Board may choose to override these guiding principles in special circumstances or if it otherwise believes it is appropriate to do so. For example, Mr. York has been asked to serve as chairman of the Audit Committee for an additional term in light of his extensive experience and knowledge.

When the Chairman of the Board / Chief Executive Officer steps down, he or she must simultaneously resign from the Board, unless the Board decides that his or her services as a Director are in the best interests of the Company. It is only in unusual circumstances that the Board decides that the retired Chief Executive Officer should continue to serve.

Director Orientation and Education

A formal orientation program is provided to new Directors by the Corporate Secretary on Tyco's mission, values, governance, compliance and business operations. In addition, a program of continuing education is annually provided to incumbent Directors, and it includes review of the Company's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a Director and to subscribe to appropriate publications at the Company's expense.

Other Directorships, Conflicts and Related Party Transactions

In order to provide sufficient time for informed participation in their board responsibilities:

- non-executive Directors who are employed as chief executive officer of a publicly traded company are required to limit their external directorships of other public companies to two;
- non-executive Directors who are otherwise fully employed are required to limit their external directorships of other public companies to three; and
- non-executive Directors who are not fully employed are required to limit their external directorships of other public companies to five.

The Board may, in its discretion, waive these limits in special circumstances. When a Director, the chief executive or other senior managers intend to serve on another board, the Nominating and Governance Committee is required to be notified. The Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the chair of the Nominating and Governance Committee of any conflicts. The chief executive may serve on no more than two other public company boards.

The company has a formal, written procedure intended to ensure compliance with the related party provisions in our guide to ethical conduct, Bye-laws and with our corporate governance principles. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved by our Nominating and Corporate Governance Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the guide to ethical conduct, must be approved by a majority of disinterested directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as the Company must disclose certain "related person transactions." These are transactions in which the Company is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our common stock has a direct or indirect material interest. Although the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, none of these transaction exceeded 1% of the Company's gross revenues and these transactions are not considered to be related party transactions.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and Directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Guide to Ethical Conduct also meets the requirements of a code of business, conduct and ethics under the listing standards of the New York Stock Exchange ("NYSE"). The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance". We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the Guide to Ethical Conduct, as well as any waivers for executive officers or Directors on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance."

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Tyco directs a charitable donation to an organization in which a Tyco Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than one percent of that organization's annual charitable receipts, and less than one percent of Tyco's total annual charitable contributions. Furthermore, charitable donations by the Company to organizations at the request of a Director are limited to matching donations in an amount no greater than the amount contributed by the Director, and may not exceed the maximum amount of $10,000 per calendar year permitted under Tyco's employee matching gift program. All matching contributions made by the Company on behalf of a Director in fiscal 2008 are disclosed below under "Compensation of Non-Employee Directors."

COMPENSATION OF NON-EMPLOYEE DIRECTORS

The fiscal year 2008 compensation package for non-employee Directors consisted of an annual retainer of $80,000 and deferred stock units ("DSUs") with a value at grant of approximately $120,000. The lead Director and the Chair of the Audit Committee receives an additional annual fee of $20,000 and the Chairs of the Compensation Committee and the Nominating and Governance Committee each receives an additional annual fee of $15,000, in recognition of the responsibilities required in these roles. In addition, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2008. A Director who is also an employee receives no additional remuneration for services as a Director.

As a result of recent U.S. federal tax law changes, the equity component of our Director's annual remuneration has been proposed to be changed as part of the amendment to the 2004 Stock and Incentive Plan described in Proposal No. 3. If the change is approved, Directors will be eligible to receive grants of DSUs, common shares, options, restricted shares or restricted stock units ("RSUs"), or any combination thereof in lieu of the annual grant of DSUs that is currently mandated by the Plan.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Adm. Dennis C. Blair[4]	$ 80,000	$128,895	—	$208,895
Mr. Timothy Donahue	$ 43,516	$ 66,932	—	$110,448
Mr. Brian Duperreault	$ 80,000	$127,411	—	$207,411
Mr. Bruce S. Gordon (L)(NC)	$ 99,038	$128,895	—	$227,933
Mr. Rajiv L. L. Gupta (CC)	$ 95,000	$125,767	$10,000	$230,767
Mr. John A. Krol	$ 96,058	$128,895	$10,000	$234,953
Dr. Brendan R. O'Neill	$ 80,000	$128,895	—	$208,895
Dr. William S. Stavropoulos	$ 80,000	$122,437	$10,000	$212,437
Ms. Sandra S. Wijnberg	$ 80,000	$128,895	$ 1,051	$209,946
Mr. Jerome B. York (AC)	$100,000	$128,895	$ 372	$229,267
Former Directors:				
Mr. H. Carl McCall[5]	$ 36,703	$124,435	$ 1,000	$162,138

(L)= Lead Director
(AC)= Audit Committee Chair
(CC)= Compensation Committee Chair
(NC)= Nominating and Governance Committee Chair

(1) Consists of meeting fees, as described above. Mr. Donahue was paid a prorated fee for his services for the period from March 13, 2008, when he joined the Board, through the end of the fiscal year. Mr. Gordon was paid a prorated fee for his services as Lead Director for the period from March 13, 2008 to March 28, 2008, and for his services as Nominating and Governance Chair for the period March 13, 2008 to March 28, 2008. Mr. Krol was paid a prorated fee for his services as Lead Director for the period December 29, 2007 to March 13, 2008, and his services as Nominating and Governance Committee Chair for the period December 29, 2007 to March 13, 2008. Mr. McCall was paid a prorated fee for his services as a Director for the period December 29, 2007 to March 13, 2008.

(2) As noted above, Directors receive an annual grant worth approximately $120,000 of DSUs of the Company. The table above includes the value of dividend equivalent units ("DEUs") that accrued during fiscal 2008, but which are paid on a deferred basis. This column reflects the expense recognized in the Company's audited consolidated financial statements for the year ended September 26, 2008 for DSUs granted to each Director in 2008. Each DSU and all prior DSUs are fully vested when they are granted, meaning that they are not subject to forfeiture (except in the case of dismissal for cause), but do not carry voting rights until they are actually issued. However, the shares are not actually issued to the Director until the earlier of retirement from the Board or a change-in-control of the Company.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $1,051 for any Director in fiscal 2008.

(4) Admiral Blair's term on the Board will expire no later than the date of the 2009 Annual General Meeting.

(5) Mr. McCall retired from the Board on March 13, 2008.

Director Deferred Compensation Plan

Until December 2008, under the Director Deferred Compensation Plan ("Deferred Compensation Plan"), each non-employee Director was permitted to make an election to defer some or all of his or her cash remuneration for that year. As a result of the U.S. federal tax law changes and the lack of significant Director participation therein, the Deferred Compensation Plan was discontinued effective December 4, 2008. No elections were made by Directors to defer any compensation under the Deferred Compensation Plan in fiscal 2008.

PROPOSAL NUMBER ONE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2009 Annual General Meeting a slate of 11 nominees, consisting of 10 individuals who are currently serving on the Board and one new nominee. The nominees who are currently serving on the Board are Ms. Wijnberg, Drs. O'Neill and Stavropoulos and Messrs. Breen, Donahue, Duperreault, Gordon, Gupta, Krol and York, and the new nominee is Mr. David Yost. Biographical information regarding each of the nominees is set forth below. The election of Directors will take place at the Annual General Meeting. Election of each Director requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. Shareholders are entitled to one vote per share for each of the Directors to be elected. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. Each of the Directors elected will serve until the 2010 Annual General Meeting and until their successors, if any, are elected and qualified. The Nominating and Governance Committee has not nominated Admiral Dennis Blair, a current Board member, for election at the 2009 Annual General Meeting because Admiral Blair has been nominated by U.S. President-elect Barack Obama to serve as the Director of National Intelligence in his administration. If he is confirmed, we expect Admiral Blair will tender his resignation from our Board effective at the time of confirmation. The Board wishes to thank Admiral Blair for his significant contributions to Tyco during his six years of service on the Board.

Current Directors Nominated for Re-Election

Edward D. Breen—Mr. Breen, age 52, has been our Chairman and Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen also serves as a director of Comcast Corporation and is a member of the Advisory Board of New Mountain Capital LLC, a private equity firm.

Timothy M. Donahue—Mr. Donahue, age 60, joined our Board in March 2008. Prior to his retirement, Mr. Donahue was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He previously served as president and chief executive officer of Nextel Communications, Inc. He began his career with Nextel in January 1996 as president and chief operating officer. Before joining Nextel, Mr. Donahue served as northeast regional president for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as president for McCaw Cellular's paging division in 1986 and was named McCaw's president for the U.S. central region in 1989. He is also a director of the Eastman Kodak Company, Covidien Ltd. and NVR Inc. Mr. Donahue is a graduate of John Carroll University, with a BA degree in English Literature.

Brian Duperreault—Mr. Duperreault, age 61, joined our Board in March 2004. Mr. Duperreault has served as President, Chief Executive Officer and director of Marsh & McLennan Companies, Inc. since January 2008. Previously he served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, from October 1994 to May 2007. He served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") since 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc. ("AIU") from April 1994 to September 1994.

Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault serves as Chairman of the Centre on Philanthropy, Chairman of Bermuda Institute of Ocean Sciences, and Chairman of the International Insurance Society. He is also a member of the Board of Directors of the Insurance Information Institute, and the Board of Overseers of the School of Risk Management of St. John's University.

Bruce S. Gordon—Mr. Gordon, age 62, joined our Board in January 2003. From August 2005 through April 2007, Mr. Gordon served as President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received an M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director of CBS Corporation and Northrup Grumman Corporation. Mr. Gordon is the Lead Director of our Board and the Chair of the Nominating and Governance Committee.

Rajiv L. Gupta—Mr. Gupta, age 63, joined our Board in March 2005. Mr. Gupta has served as Chairman and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to the present. Previously, he served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, an M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta also is a director of The Vanguard Group and will join the board of Hewlett-Packard Company in January 2009. Mr. Gupta is the Chair of the Company's Compensation and Human Resources Committee.

John A. Krol—Mr. Krol, age 72, joined our Board in August 2002. Mr. Krol served as the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, and the private companies Norvax, Inc. and Milliken & Company, and is on the Advisory Board of Bechtel Corporation. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry.

Brendan R. O'Neill—Dr. O'Neill, age 60, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Endurance Specialty Holdings Ltd., Aegis Group Plc., Informa plc and Watson Wyatt Worldwide, Inc. He chairs the Audit Committees of Aegis Group Plc and Informa plc.

William S. Stavropoulos—Dr. Stavropoulos, age 69, joined our Board in March 2007. Dr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical Company, where his career spanned 39 years until his retirement in 2006. While at Dow, Dr. Stavropoulos served in a variety of positions in research, marketing and general management. Dr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. Dr. Stavropoulos serves as a director of Chemical Financial Corporation and Teradata Corporation, is a trustee to the Fidelity Group of Funds, on the advisory boards of Maersk Corporation and Metalmark Capital LLC and is a special advisor to Clayton, Dubilier & Rice, Inc. Dr. Stavropoulos is also President and Founder of Michigan Baseball Foundation.

Sandra S. Wijnberg—Ms. Wijnberg, age 52, joined our Board in March 2003. In March 2007, Ms. Wijnberg was named Chief Administrative Officer of Aquiline Holdings LLC. From January 2000 to April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. Ms. Wijnberg served as a Senior Vice President and Treasurer of Tricon Global Restaurants, Inc. and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California. Ms. Wijnberg has submitted her resignation from the board of directors of Tyco Electronics Ltd., where she was the also the Chair of the Audit Committee, effective January 31, 2009. Ms. Wijnberg is a director of the private companies Tygris Commercial Finance Group and Futurity First Financial Corporation.

Jerome B. York—Mr. York, age 70, joined our Board in November 2002. Since 2000, Mr. York has been Chief Executive Officer of Harwinton Capital, LLC, a private investment company that he controls. From 2000 to 2003, he was the Chairman, President and Chief Executive Officer of MicroWarehouse, Inc. a computer reseller, and prior to that he was the Vice Chairman of Tracinda Corporation from 1995 to 1999, Chief Financial Officer of IBM Corporation from 1993 to 1995 and held various positions at Chrysler Corporation from 1979 to 1993. Mr. York graduated from the United States Military Academy, and received an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the University of Michigan. Mr. York also serves as a director and chair of the Audit Committees of Apple, Inc. and Dana Holding Corporation. Mr. York is the Chair of the Company's Audit Committee.

New Director Nominated for Election

R. David Yost—Mr. Yost, age 61, has served as Director and Chief Executive Officer of AmerisourceBergen, a comprehensive pharmaceutical services provider, from August 2001 to the present. He was President of AmerisourceBergen from August 2001 to October 2002, Chairman and Chief Executive Officer of AmeriSource Health Corporation from December 2000 to August 2001, and President and Chief Executive Officer of AmeriSource from May 1997 to December 2000. Mr. Yost also held a variety of other positions with AmeriSource Health Corporation and its predecessors from 1974 to 1997.

The Board recommends that shareholders vote FOR the election of all 11 nominees for Director.

COMMITTEES OF THE BOARD

The table below provides fiscal year 2008 membership and meeting information for each of the Board Committees.

Name	Audit	Nominating & Governance	Compensation & Human Resources	Date Elected to Board
Adm. Dennis C. Blair[1]			X	03/06/2003
Mr. Timothy M. Donahue			X	03/13/2008
Mr. Brian Duperreault		X		03/25/2004
Mr. Bruce S. Gordon (L)(C)		X		01/13/2003
Mr. Rajiv L. Gupta (C)			X	03/10/2005
Mr. John A. Krol		X		08/06/2002
Dr. Brendan R. O'Neill	X			03/06/2003
Dr. William S. Stavropoulos	X			03/08/2007
Ms. Sandra S. Wijnberg		X		03/06/2003
Mr. Jerome B. York (C)	X			11/11/2002
Number of Meetings During Fiscal Year 2008[2]	12	14	15	

(1) If elected, Mr. Yost is expected to replace Admiral Blair on the Compensation Committee.

(2) Includes joint committee meetings held during the fiscal year

(L) = Lead Director
(C) = Committee Chair

During fiscal 2008, the Board met nine times. All of our Directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2008. The Board's governance principles provide that Board members are expected to attend each annual general meeting. At the 2008 Annual General Meeting, all of the current Board members were in attendance.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's independent auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Audit Committee held twelve meetings during fiscal 2008, including one joint meeting with another Board committee. During 2008, the members of the Audit Committee were Messrs. Gordon and York and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Mr. York is the chair of the Audit Committee. The Board has determined that each of Mr. York and Drs. Stavropoulos and O'Neill are audit committee financial experts. In March 2008, Mr. Gordon resigned from the Audit Committee upon his appointment as Lead Director and chair of the Nominating and Governance Committee.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the Director nominees for the annual general meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee oversees our environmental, health and safety management system. The Nominating and Governance Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held fourteen meetings during fiscal 2008 including three joint meetings with another Board committee. The members of the Nominating and Governance Committee are Ms. Wijnberg and Messrs. Krol, Gordon and Duperreault, each of whom is independent under NYSE listing standards. Mr. Gordon replaced Mr. Krol as Lead Director and chair of the Nominating and Governance Committee in March 2008

Compensation and Human Resources Committee. The Compensation Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, Directors and employees are compensated according to these objectives, and carries out certain of the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation Committee held fifteen meetings during fiscal 2008 including four joint meetings with other board committees. During 2008, the members of the Compensation Committee were Admiral Blair and Messrs. Duperreault, Donahue and Gupta. Mr. Gupta is the chair of the Compensation Committee. In March of 2008, Mr. Duperreault resigned from the Committee to join the Nominating and Governance Committee. Due to his nomination as the U.S. Director of National Intelligence, Admiral Blair has not been nominated for re-election to the Board at the 2009 Annual General Meeting. We expect that the Board will replace Admiral Blair on the Compensation Committee with Mr. Yost if he is elected to the Board at the Annual General Meeting. The Board of Directors has determined that each of the members of the Compensation Committee, including Mr. Yost, is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. For more information regarding the Compensation Committee's roles and responsibilities, see the discussion under the heading "Role of the Compensation Committee" in the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2008 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

Nomination of Directors

The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment, industry knowledge, corporate governance and global markets. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of Director attributes.

General criteria for the nomination of Director candidates include:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;
- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;

- a history of achievement that reflects superior standards for themselves and others;
- loyalty and commitment to driving the success of the Company;
- an ability to take tough positions while at the same time working as a team player; and
- individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all non- employee Directors be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Nominating and Governance Committees. In addition, the Committee ensures that each member of the Compensation and Human Resources Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. In November 2005, the Board governance principles were amended to limit the number of other public company boards of directors on which a Director can serve to no more than two for Directors who are employed as chief executive officer of a publicly traded company, no more than three for Directors who are otherwise fully employed and no more than five for Directors who are not fully employed. A Director currently serving on boards in excess of these limits may continue to serve, provided the Board determines that doing so would not impair the Director's service on the Company's Board. All of our Directors meet the board service criteria.

As provided in its charter, the Nominating and Governance committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Tyco's Secretary at Tyco's current registered address: 90 Pitts Bay Road, Pembroke HM 08, Bermuda. If the proposals regarding Tyco's change of domicile to Switzerland are approved by shareholders at the Special General Meeting scheduled to occur immediately after the Annual General Meeting, Tyco's registered address would become: Freier Platz 10, 8200 Schaffhausen, Switzerland. In any event, any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement; and
- evidence of share ownership.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Amended and Restated Bye-laws.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2010 Annual General Meeting of Shareholders, shareholder recommendations for Director must be received by Tyco's Secretary no later than September 23, 2009. Once the Company receives the recommendation, the Company will deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee. No candidates were recommended by shareholders in connection with the 2009 Annual General Meeting.

If the proposals regarding Tyco's change of domicile to Switzerland are approved by shareholders at the Special General Meeting, the above requirements will remain substantially the same, except that Tyco's registered office would change to the address stated above.

The Nominating and Governance Committee currently employs a third party search firm to assist the Committee in identifying candidates for Director. The Committee also receives suggestions for Director candidates from Board members. Ten of our nominees for Director are current members of the Board. In evaluating candidates for Director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current Directors, each nominee was recommended for election.

Executive Officers

In addition to Mr. Breen, Tyco's Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, the executive officers of Tyco are:

Christopher J. Coughlin—Mr. Coughlin, age 56, has been our Executive Vice President and Chief Financial Officer since March 2005. Prior to joining Tyco, Mr. Coughlin served as Chief Operating Officer at Interpublic Group. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer for six years. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation and Covidien Ltd.

Naren K. Gursahaney—Mr. Gursahaney, age 47, has been President of ADT Worldwide since May 2007. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence and became the President of Tyco Flow Control in January 2005 and President of the Tyco Engineered Products and Services segment in January 2006. Prior to joining Tyco, Mr. Gursahaney was the President and Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

Patrick Decker—Mr. Decker, age 44, has been President of Flow Control since May 2007 and was previously Chief Financial Officer of Tyco Engineered Products and Services and Tyco Plastics and Adhesives. Prior to joining Tyco in 2003, Mr. Decker spent 13 years serving in a series of key financial roles at Bristol-Myers Squibb, both in the United States and internationally. Mr. Decker began his career as an auditor for PricewaterhouseCoopers.

George Oliver—Mr. Oliver, age 48, has been President of Tyco Safety Products since 2006 and, in addition, was named President of the Tyco Electrical & Metal Products businesses in March 2007. Prior to joining Tyco in 2006, Mr. Oliver served in operational roles of increasing responsibility at several General Electric divisions, most recently as President and Chief Executive Officer of GE Water and Process Technologies.

Edward C. Arditte—Mr. Arditte, age 53, has been our Senior Vice President, Strategy and Investor Relations since February 2006, and prior to that was Senior Vice President, Investor Relations from May 2003. Prior to joining Tyco, Mr. Arditte was employed by BancBoston Capital, where he served as Chief Financial Officer from January 2002. Prior to that, Mr. Arditte spent over 15 years at Textron Inc, where he held a number of positions, including Vice President and Treasurer; and Vice President, Finance and Business Development at one of the Company's operating segments.

Carol Anthony ("John") Davidson—Mr. Davidson, age 53, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson was employed by Dell Inc., where he served as Vice President, Audit, Risk and Compliance. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller. He joined Dell in 1997 from Eastman Kodak Company, where he worked 16 years in a variety of financial, accounting and auditing positions of increasing responsibility.

John E. Evard, Jr.—Mr. Evard, age 62, has been our Senior Vice President and Chief Tax Officer since December 2002. Prior to joining Tyco, Mr. Evard was Vice President, Tax of United Technologies Corporation from August 2000. Prior to joining United Technologies, Mr. Evard held a number of positions at CNH Global N.V. and its predecessor company, Case Corp., including Senior Vice President, Corporate Development, and General Tax Counsel from December 1989 to August 2000.

Arun Nayar—Mr. Nayar, age 58, has been our Senior Vice President and Treasurer since March 2008. Prior to joining Tyco, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Operations, and before that as Vice President and Assistant Treasurer of Capital Markets.

Judith A. Reinsdorf—Ms. Reinsdorf, age 45, has been our Executive Vice President and General Counsel since March 2007. From October 2004 to February 2007, Ms. Reinsdorf served as Vice President, General Counsel and Secretary of C. R. Bard, Inc., a medical device company. Previously, she had served as Vice President and Corporate Secretary of Tyco from 2003 to 2004 and as Vice President and Associate General Counsel of Pharmacia Corporation from 2000 to 2003.

Laurie A. Siegel—Ms. Siegel, age 52, has been our Senior Vice President, Human Resources and Internal Communications since January 2003. Ms. Siegel was employed by Honeywell International from 1994 to 2002, where she held various positions in Human Resources. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel serves as a director of Embarq Corporation.

Shelley Stewart, Jr.—Mr. Stewart, age 55, has been our Senior Vice President of Operational Excellence and Chief Procurement Officer since January 2006 and prior to that served as Vice President of Supply Chain Management. Before joining Tyco in 2003 Mr. Stewart was Senior Vice President of Supply Chain Management at Invensys plc and Vice President of Supply Chain Management with the Raytheon Company. He also spent 18 years with United Technologies Corporation where he held numerous senior level supply chain and operational positions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of December 31, 2008 by each current Director, nominee for Director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the Directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned[1]	Percentage of Class
Dennis C. Blair	Director	18,623[2]	*
Edward D. Breen	Chairman and Chief Executive Officer	3,561,549[2][3][4]	0.8%
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	324,600[3][5]	*
Timothy M. Donahue	Director	5,194[2]	*
Brian Duperreault	Director	16,580[2]	*
John E. Evard	Senior Vice President, Tax	181,462[3]	*
Bruce S. Gordon	Lead Director	24,097[2][3]	*
Rajiv L. Gupta	Director	14,322[2]	*
Naren K. Gursahaney	President, ADT Worldwide	270,687[3]	*
John A. Krol	Director	27,069[2][3]	*
George Oliver	President, Tyco Safety Products	59,715[3]	*
Brendan R. O'Neill	Director	23,597[2][3]	*
William S. Stavropoulos	Director	8,419[2]	*
Sandra S. Wijnberg	Director	23,597[2][3]	*
Jerome B. York	Director	32,347[2][3]	*
R. David Yost	Director Nominee	0	—
All current Directors and executive officers as a group (22 persons)		5,187,143	1.1%

* Less than 0.1%

(1) The number shown reflects the number of common shares owned beneficially as of December 31, 2008, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after December 31, 2008. All current Directors and executive officers, as a group, were beneficial owners of approximately 1.1% of the outstanding common shares as of December 31, 2008. There were 473,264,081 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Admiral Blair, 18,623; Mr. Breen, 906,821; Mr. Donahue, 5,194; Mr. Duperreault, 16,109; Mr. Gordon, 18,623; Mr. Gupta,13,322; Mr. Krol, 18,623; Dr. O'Neill, 18,623; Dr. Stavropoulos, 7,669; Ms. Wijnberg, 18,623; and Mr. York, 18,623. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before March 1, 2009 as follows: Mr. Breen, 2,524,026; Mr. Coughlin, 278,419; Mr. Evard, 170,742; Mr. Gordon, 4,974; Mr. Gursahaney, 250,651; Mr. Krol, 5,996; Mr. Oliver, 59,715; Dr. O'Neill, 4,974; Ms. Wijnberg, 4.974; and Mr. York, 4,974.

(4) Includes 83,748 shares held in the Edward D. Breen 2008-1 Trust

(5) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on December 31, 2008
Davis Selected Advisers LP[1] 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	28,911,245	5.8%

(1) The amount shown for the number of common shares over which Davis Selected Advisers LP exercised investment discretion was provided pursuant to the Schedule 13G/A dated February 13, 2008 that it filed with the SEC, indicating beneficial ownership as of December 31, 2007.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this proxy discusses the role of the Compensation and Human Resources Committee (the "Compensation Committee") in establishing the objectives of the Company's executive compensation plans; the Compensation Committee's executive compensation philosophy, and the application of this philosophy to Tyco's executive compensation plans. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made in fiscal 2008 with respect to the five "named executive officers" of Tyco: Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Safety Products and Electrical & Metal Products; John E. Evard, Senior Vice President and Chief Tax Officer; and Naren K. Gursahaney, President, ADT Worldwide.

In designing the Company's executive compensation program, the Compensation Committee focuses on reinforcing both the Company's business objectives and its efforts to create shareholder value. It is guided by a philosophy which holds that our executive compensation program must (i) provide for performance-based reward opportunities that support our business objectives; (ii) align payouts with the attainment of those objectives; (iii) reward superior long-term performance by linking a significant portion of each executive's total pay opportunity to sustained shareholder returns; (iv) attract, retain and motivate key executives by providing appropriate levels of fixed and variable compensation, short-term and long-term incentives, and cash-based and stock-based pay; (v) offer those most accountable for our long-term performance the opportunity to acquire and hold a significant amount of Tyco equity; and (vi) recognize and support outstanding individual performance and behaviors that support our core values—Integrity, Excellence, Teamwork and Accountability.

Role of the Compensation Committee

The Compensation Committee consists exclusively of independent directors, who are also "outside directors" as defined in Section 162(m) of the Internal Revenue Code.

Under the Company's governance structure and the Compensation Committee's charter, the Compensation Committee is responsible for:

- reviewing and approving the Company's compensation, benefits, Human Resources policies and objectives;
- determining whether the Company's officers, directors and employees are compensated in accordance with those policies and objectives; and
- fulfilling the Board's responsibilities relating to compensation of the Company's executives.

In executing its responsibilities, the Compensation Committee conducts six regularly-scheduled meetings, plus additional meetings and conferences as appropriate. The Compensation Committee relies on information and advice provided by its independent consultant and on information purchased from other data providers. It also relies on the support of the Company's Human Resources Department. The Compensation Committee benchmarks plan design and operation against the executive compensation plans of a carefully chosen roster of companies that qualify (under the Compensation Committee's criteria) as competitors for similar business and executive talent. Additionally, the Compensation Committee regularly reviews compensation-related tally sheets prepared for certain key executives, including those who are considered "Section 16" officers for purposes of reporting beneficial stock ownership under the Securities and Exchange Act of 1934. (Each of these executives is referred to as a "Senior Officer"; collectively, they are referred to as the "Senior

Officers"). The Compensation Committee submits the recommendations it develops to the full Board for review and/or approval.

Since the beginning of fiscal 2008, the Compensation Committee has addressed a number of additional items, including:

- the continuing refinement of the executive compensation philosophy to reflect the Company's transformation following spin-off of its electronics and healthcare businesses in fiscal 2007 (the "Separation");
- the reconfiguration of the peer group of companies against which the Company's executive compensation plan is benchmarked;
- the ongoing consideration of whether shareholders should play an advisory role in executive compensation via a "say on pay" process, in which shareholders can cast an annual, nonbinding vote regarding a company's compensation philosophy and programs;
- the application to the fiscal 2009 annual and long-term incentive plans of the results of a study intended to determine the most appropriate performance metrics for the Company's various businesses;
- the review of the design of the fiscal 2009 equity award program to better align Senior Officer compensation with shareholder returns; and
- the negotiation of an amended employment agreement with Mr. Breen that includes reductions and/or phase-downs of severance and change-in-control benefits, among other modifications.

Tools Utilized by the Compensation Committee

Independent Compensation Consultant

Under its charter, the Compensation Committee has the sole authority to retain, compensate and terminate the independent compensation consultants and any other advisors necessary to assist it in its evaluation of director, CEO or other senior executive compensation. In fiscal 2007, after a competitive review, the Compensation Committee engaged ExeQuity LLP ("ExeQuity") as its independent consultant. ExeQuity continued to advise the Compensation Committee in fiscal 2008. Among the responsibilities of ExeQuity are the following:

- conducting an ongoing review and critique of Tyco's director compensation programs;
- providing an ongoing review and critique of Tyco's executive compensation philosophy, the strategies associated with it, and the composition of the peer group of companies;
- preparing periodic analyses of data, including data on competitive executive compensation;
- presenting updates on market trends;
- attending all regular and special meetings of the Compensation Committee; and
- regularly conducting private meetings with the Board without management representatives.

Benchmarking

The Compensation Committee evaluates many factors when designing and establishing executive compensation plans and targets. Tyco typically does not position executive pay to reflect a single percentile within the peer group for each executive. Rather, in determining the compensation level for each executive, it looks at factors such as the executive's location on our Career Band (see "Elements of Compensation" below), the relative complexity of the executive's role within the organization, the executive's performance and potential for future advancement, the compensation paid by our peer group and other companies identified by relevant market survey data, and internal pay equity considerations.

The starting point for the Compensation Committee's benchmarking analysis is the analysis of comparable market data. For fiscal 2008 and beyond, the Compensation Committee determined that the companies identified below would constitute the Company's peer group for benchmarking purposes. The Compensation Committee then used market data for the peer group to determine that base salaries for our named executive officers should be positioned around the market 50th percentile, and that the sum of base salaries and performance-based pay should be positioned between the market 50th and 75th percentile. While these benchmarks represent useful guidelines, the Compensation Committee exercises discretion in setting individual executive pay so that it appropriately reflects the value and contributions of each executive, as well as the executive's leadership, commitment to our values, and potential for advancement.

The peer group identified by the Compensation Committee consists of industrial companies and service-based companies (including companies outside of our industry) that reflect the competitive landscape in which Tyco has been operating since the Separation. Peer group members are as follows.

Peer Group Companies

- 3M
- Deere & Co.
- DirecTV
- Emerson Electric
- FedEx
- General Dynamics
- Honeywell International
- Illinois Tool Works
- Ingersoll-Rand
- L-3 Communications
- Masco
- Raytheon
- Sprint Nextel
- United Technologies
- Waste Management
- UPS

The peer group was drawn from companies in the S&P 500 Index. The Compensation Committee analyzed a range of factors for each member: (i) rank within the S&P 500 Index, (ii) various financial size and performance metrics, (iii) number of employees, and (iv) business lines and the extent that they overlap Tyco's business lines, and (v) other indicia of common managerial skill sets.

The Compensation Committee considers summary statistical information regarding general industry practices (excepting those of financial service companies) as a second potential source of executive compensation market data. The Compensation Committee believes that this information provides important additional data that the Committee should consider in its decision-making process. The Compensation Committee anticipates that the peer group will change if the Company's size or lines of business change, or if the peer companies show changes in their businesses or operations. Any change to the compensation peer group is subject to the Compensation Committee's approval.

Recommendations of Company Management

In general, the independent compensation consultant develops pay strategies and recommendations for the Chief Executive Officer, which the consultant provides to the Compensation Committee. The Committee and the consultant then review and discuss all matters involving the Chief Executive Officer's compensation. After this review, the Compensation Committee prepares its own recommendation for the Board to review and discuss. The independent members of our Board have the sole authority to approve compensation decisions made with respect to the Chief Executive Officer, and the Board has established the scorecard against which the performance of the Chief Executive Officer is measured. The basis of the scorecard is the financial plan, as approved by the Board. However, the Compensation Committee reviews and approves the performance goals and objectives relevant to the

Chief Executive Officer's compensation, evaluates his performance in light of those goals and objectives, and, based upon this evaluation, recommends his compensation for approval by the independent members of the Board.

With respect to the Company's other Senior Officers and employees, it is the Chief Executive Officer and the Senior Vice President, Human Resources and Internal Communications, who develop the pay strategies and recommendations, which the Compensation Committee then reviews and discusses. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For Senior Officers, decisions must be approved by the independent members of the Board, subject to the Compensation Committee's authority regarding performance measures. For employees below the level of Senior Officer, the Board has granted the Chief Executive Officer and his designees the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of these employee's compensation, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools.

Tally Sheets and Composite Pay Mix Analysis

The Compensation Committee assesses all components of pay when evaluating pay decisions for the Company's Senior Officers, including the named executive officers. The Committee bases its assessment on tally sheets prepared by Company management for each officer. Tally sheets identify the value of each pay element, including base salary, annual bonus, sign-on or other cash payments, long-term incentives, and benefit and perquisite payments. The tally sheets help the Committee understand the effect that changing any pay element will have on the total pay provided to each executive, and the effect that changing core elements (base salary, target bonus and share-based compensation) will have on our competitive positioning. Tally sheets also reveal how well each pay element is aligned with our philosophy and objectives.

The pie chart below summarizes, for the named executive officers as a group, the distribution of total pay by pay element for fiscal 2008. This composite view is based on tally sheet information that the Committee reviews for each individual officer during the year. The information summarized consists of each executive's base salary and target bonus opportunity during the fiscal year; the value of any retention payments paid during the fiscal year; the grant date fair value of stock options and restricted units; the grant date target value of long-term performance awards granted on July 2, 2007 (in connection with the accelerated fiscal 2008 annual equity award) and August 18, 2008 (in connection with special awards granted to Messrs. Gursahaney and Oliver); the value of Mr. Breen's change in pension benefits from September 2006 to September 2007, and the value of all other compensation provided to the executive at the end of the preceding fiscal year. In the case of all other compensation, the previous year's value is used because the final value is not determined until after the end of the fiscal year during which the compensation is paid. As for the July 2007 grant, the Company did not grant its 2008 annual equity award in fiscal 2008. Rather, the grant was accelerated to coincide with the Separation, which occurred in the third quarter of fiscal 2007. As a result, the value of these equity awards was included in the Summary Compensation table for fiscal 2007 that appeared in the Company's proxy statement for the 2008 Annual General Meeting.

Fiscal 2008 Composite Pay Mix for Named Executive Officers



FY07All Other Compensation 4%
FY07Change in Pension Value 3%
FY08 Base Salary 9%
FY08 Target Bonus 9%
FY08 Cash Retention 1%
FY08 Share-based Compensation 74%

With input from its independent consultant, the Compensation Committee structured fiscal 2008 pay to support our objectives of linking a significant portion of executive pay with investor returns and attracting and retaining executive talent. To accomplish these goals, the Committee allocated the pay of the named executive officers across the following categories of compensation: fixed pay and "at risk" variable pay, cash compensation and share-based compensation, and short-term and long-term compensation. The percentage allocation of each type of pay for fiscal 2008 appears in the following table:

Aggregate Percentage Allocation of Pay for Named Executive Officers for Fiscal 2008

Type of Pay	Pay Elements	% of Total Pay	% of Type of Pay
Fixed Pay	FY08 Base Salary	9%	43%
	FY08 Cash Retention	1%	
	FY08 Restricted Units	26%	
	FY07 Change in Pension Value	3%	
	FY07 All Other Compensation.	4%	
"At risk" Variable Pay	FY08 Target Bonus	9%	57%
	FY08 Performance Share Units	23%	
	FY08 Stock Options	25%	
			100%
Cash Compensation	FY08 Base Salary	9%	26%
Short-term Compensation	FY08 Target Bonus	9%	
	FY08 Cash Retention	1%	
	FY07 Change in Pension Value	3%	
	FY07 All Other Compensation.	4%	
Share-based Compensation	FY08 Stock Options	25%	74%
Long-term Compensation	FY08 Performance Share Units	23%	
	FY08 Restricted Stock Units	26%	
			100%

Based on its most recent assessment of competitive pay and its tally sheet review, the Compensation Committee determined that existing base salaries and resulting target bonus opportunities remained appropriate for Messrs. Breen, Coughlin and Gursahaney, and that increases in the base salaries and resulting target bonus opportunities were appropriate for Messrs. Evard and Oliver (to $460,000 and $600,000, respectively).

Further, the Compensation Committee determined that a special award was appropriate for Mr. Gursahaney, the leader of our ADT business segment, and Mr. Oliver, the leader of our Safety Products and Electrical and Metals business segments. Consequently, the Committee granted each of them an award of equity with a grant date value of $1 million. The grants were awarded to recognize the contributions and leadership of each executive since joining Tyco, the critical importance of the businesses they lead to Tyco's overall success, the potential of each executive to be successful in new leadership roles within Tyco, and the Company's perception of their marketability. The grants consisted of time-based stock options (50%) and RSUs (50%). The structure of the awards—including grant date present value, mix of stock options and restricted units, and vesting requirements—was designed to reflect the value and mix of all vested and unvested equity held by each executive. At the same time, the grants provided retentive benefits to the Company, since the value of the awards would only be realized by Messrs. Gursahaney and Oliver over time. The Board approved these grants in August 2008.

Executive Compensation Philosophy

The Compensation Committee believes that the Company's executive compensation plans reflect the philosophy set forth in the "Introduction" to this Compensation Discussion and Analysis. The Committee has continued to refine the components of the executive compensation plans to recognize both the short-term and long-term goals of the Company, and the changed environment in which the Company now operates. For example, following the fiscal 2007 Separation, the Committee modified the executive compensation program to better reflect Tyco's transformation into a smaller enterprise with a different business composition, a sharper focus and a different group of companies counted as peers for benchmarking purposes.

Similarly, during fiscal 2008, the Compensation Committee commissioned a study to analyze the specific and measurable metrics which best support value creation. Based on the study results, it aligned a portion of "at risk" compensation more directly with these metrics, The Committee also examined how to further align long-term incentive compensation with shareholder returns. As a result, the performance metrics used in the Company's annual incentive programs have evolved since the Separation, as reflected in the fiscal 2008 performance measures described below under "Annual Incentive Compensation." Although the concept of "pay for performance" remains the cornerstone of the Compensation Committee's philosophy, the Committee recognizes that "performance" is not a static concept. Therefore, in fiscal 2008, the Committee updated the definition of "performance" from the one used in 2007 to better meet the needs of the post-Separation Tyco and its shareholders.

Our ability to successfully implement our compensation philosophy depends on the governance structure that supports it. Accordingly, we have established disciplined procedures for overseeing the setting of performance measures and goals, long-term incentive compensation, base salaries and annual incentive awards. We have also established strict procedures for overseeing the ultimate payout of awards. For example, our independent Board members have the sole authority to approve payments made to our Chief Executive Officer and all of our other named executive officers.

Elements of Compensation

We use a Career Band structure to (i) increase control over compensation and benefit programs and costs, (ii) align our programs with market practices, and (iii) provide internal pay equity across all of our businesses. The Career Band structure incorporates four primary elements of compensation:

- base salary;
- annual incentive compensation paid in the form of cash bonuses;
- long-term incentive compensation, which includes stock options, time-vested stock units and performance-based stock units; and
- benefit programs that are specifically designed for the Company's executive management.

The Career Band structure establishes minimum, midpoint and maximum base salary levels for eight career categories. It also establishes eligibility levels and target levels for annual incentive compensation, eligibility for long-term incentive compensation, and eligibility for participation in the benefit and perquisite programs. The key features of the four primary elements of compensation are described below.

In determining compensation packages for our named executive officers, the Compensation Committee seeks to strike an appropriate balance between fixed and variable compensation and between annual and long-term compensation. We believe that making a significant portion of our named executive officers' compensation both variable and long-term supports our executive compensation philosophy, as these forms of compensation primarily depend on performance. At the same time, we emphasize stock-based compensation to allow those most accountable for our long-term success to acquire and hold Company stock.

Base Salary

Base salary recognizes the value of an individual to Tyco based on his/her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for our Senior Officers are managed by reference to Career Bands, and are reviewed annually by both the Compensation Committee and the

Board. As discussed above, during its annual review of base salaries in fiscal 2008, the Board approved base salary increases for Messrs. Evard and Oliver.

Annual Incentive Compensation

The annual incentive compensation, or performance bonus, for our executives is generally paid in the form of the Annual Performance Bonus, which is an element of the Company's 2004 Stock and Incentive Plan (the "2004 SIP"). However, in special circumstances, discretionary bonuses may be paid outside the scope of the 2004 SIP. Annual incentive compensation generally takes the form of cash bonuses for all of our Senior Officers.

Annual incentive compensation rewards the individual for his/her execution of the operating plan and other strategic initiatives, as well as for financial performance which benefits the Company's business and drives long-term shareholder value creation. It places a meaningful proportion of total cash compensation at risk, thereby aligning the pay of the executive with the Company's financial performance. It also offers an opportunity for meaningful pay differentiation tied to the performance of individuals and groups.

Performance measures and targets for the Company (and for each group, division and business unit) were primarily set in the first quarter of fiscal 2008. For corporate-level employees (including Messrs. Breen, Coughlin, and Evard), the performance measures consisted of earnings per share and adjusted free cash flow for the entire Company. For Mr. Gursahaney, the measures consisted of ADT Worldwide operating income and adjusted free cash flow, and earnings per share and adjusted free cash flow for the entire company. For Mr. Oliver, the measures consisted of Tyco Safety Products operating income, working capital days and organic revenue growth; Tyco Electrical and Metal Products operating income and working capital days; and earnings per share and adjusted free cash flow for the entire company. An additional measure that was applicable to all named executive officers was a minimum performance threshold equal to 35% of targeted adjusted net income. The Committee and the Board believe that these are the measures that result in the best alignment of management objectives and performance with shareholder interests over time, and for this reason have established these measures.

Threshold, target and maximum incentive compensation vary by Career Band. Target incentive opportunities ranged from 75% to 100% of base salary for our named executive officers for fiscal 2008. Potential payouts range from 0% to 200% of the target incentive opportunity, with discretionary adjustments of plus or minus 25% possible for any individual award, based upon qualitative performance measures.

The table below summarizes the performance measures and weights used for both corporate and non-corporate employees.

Tyco Fiscal Year 2008 Annual Incentive Compensation Design Summary

Performance Measure[1]	Weights	Performance Target	Actual Performance
Messrs. Breen, Coughlin, and Evard			
• **Earnings per Share** before special items ("EPS")	50%	$2.56 per share	$3.06 per share
• **Adjusted Free Cash Flow** ("Adjusted FCF") before special items	50%	$1.19 billion	$1.30 billion
Mr. Gursahaney			
• **Corporate** split equally between Earnings Per Share and Adjusted FCF	20%	See above	See above
• **ADT Worldwide Operating Income** before special items	40%	$1.18 billion	$1.11 billion
• **ADT Worldwide Adjusted FCF** before special items	40%	$1.14 billion	$1.16 billion
Mr. Oliver			
Corporate split equally between Earnings Per Share and Adjusted FCF	20%	See above	See above
Tyco Safety Products Operating Income before special items	20%	$339 million	$358 million
Tyco Safety Products Working Capital Days	20%	72 days	72 days
Tyco Safety Products Organic Revenue Growth	20%	5.7%	8.3%
Tyco Electrical and Metal Products Operating Income before special items	10%	$207 million	$385 million
Tyco Electrical and Metal Products Working Capital Days	10%	92 days	89 days

(1) For compensation purposes, EPS, Adjusted FCF, net income and operating income are adjusted to exclude the effects of events that the Compensation Committee deems do not reflect the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year. They include charges and gains related to divestitures, and other income charges or cash outlays that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. To arrive at Adjusted FCF, operating cash flow is first adjusted by deducting the effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities, and voluntary pension contributions from operating cash flow, and then adding back specified cash items that impacted operating cash flows, such as Separation-related items and restructuring costs. For fiscal 2008, the approved categories of adjustments at the corporate level included elimination of the effects of (i) business disposals, (ii) charges for the early extinguishment of debt, (iii) charges and income related to former management or shareholder litigation, (iv) certain income tax adjustments, (v) goodwill or other intangible asset impairments, (vi) new accounting pronouncements and the cumulative effect of changes in accounting policy, (vii) restructuring and asset impairment charges and (viii) Separation-related expenses. Similar adjustments were authorized at the operating unit level for the performance measures governing Mr. Gursahaney's and Mr. Oliver's bonuses. Organic revenue growth is calculated by excluding the impact of acquisitions, divestitures and foreign currency translation. Working capital days are generally calculated by dividing annualized average working capital by revenue of the applicable unit.

The table below shows the maximum and target bonus payments set by the annual incentive plan for fiscal 2008, and the actual bonus payments that each of our named executive officers received. These amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation" table.

Fiscal Year 2008 Performance Bonus Summary

Named Executive Officer (Current)	Maximum[1]	Target	Actual
Edward Breen	$4,062,500	$1,625,000	$3,250,000
Christopher Coughlin	$2,000,000	$ 800,000	$1,600,000
George Oliver	$1,500,000	$ 600,000	$1,146,000
John Evard	$ 862,500	$ 345,000	$ 690,000
Naren Gursahaney	$1,400,000	$ 560,000	$ 638,000

(1) In November 2007, the Board approved maximum bonus payouts of 0.50% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Senior Officers, subject to a cap of $2.5 million. At the same time, for purposes of the annual incentive plan, the Compensation Committee established a maximum payout of 200% of target, plus or minus 25% based on individual qualitative performance measures.

The Board approved performance bonus payouts for each of our named executive officers in November 2008. The Board approved the bonuses based on (i) the achievement of the quantitative performance measures shown in the "Annual Incentive Compensation Design Summary" above and (ii) the achievement of certain qualitative performance measures, which for Mr. Breen consisted of measures related to growth, operational excellence, management of our business portfolio, and talent development. These qualitative goals were set forth in the Chief Executive Officer performance scorecards which the Board regularly reviews. Similar qualitative goals were set forth for each of the other named executive officers.

Long-Term Incentive Awards

The Company grants long-term equity incentive awards ("LTI compensation") to Senior Officers as part of its overall executive compensation strategy. For a description of the material terms of stock options, RSUs and performance shares granted under the 2004 SIP, see the narrative following the "Grants of Plan-Based Awards" table.

The Compensation Committee believes that LTI compensation serves the Company's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the named executive officers with those of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It provides long-term accountability for named executive officers. And it offers the incentive of performance-based opportunities for capital accumulation in lieu of a pension plan for most of the Company's executive management.

Fiscal 2008 Equity Awards

The annual equity awards that our named executive officers would have received during fiscal 2008 were actually granted in the third quarter of fiscal 2007, immediately after the Separation. This was done to align our named executive officers and other key employees with the long-term performance of post-Separation Tyco. (The accelerated equity awards were reported in the "Grants of Plan Based Awards" table included in our proxy statement for the 2008 Annual General Meeting). The Compensation Committee structured the fiscal 2008 awards so that ⅓ would be in stock options, ⅓ in RSUs, and ⅓ in performance shares. The purpose of this structure was to reward the named executive officers for their contributions to any appreciation in the value of new Tyco's common shares over time;

to incentivize them to outperform the companies in the S&P Industrials Index between July 2, 2007 and June 30, 2010, and to help Tyco retain its key talent.

The only other LTI compensation granted to named executive officers in fiscal 2008 were grants made to Messrs. Gursahaney and Oliver. These awards are discussed above under "Tally Sheets and Composite Pay Mix Analysis."

Fiscal 2009 Annual Equity Award

During fiscal 2008, the Compensation Committee decided to modify the structure of the LTI compensation program for fiscal 2009 to better align it with the returns our investors realize from their Tyco common shares. As a result, time-based RSUs were eliminated from the annual equity program for Senior Officers. Instead, our named executive officers and other key leaders received one-half of the grant-date value in stock options that vest ratably over four years, and one-half of the value in performance shares. The ultimate value of the performance shares will depend on Tyco's total shareholder return compared to the total shareholder returns of companies in the S&P Industrials Index over a three-year period. This change better aligns the largest component of our executive compensation with investor returns and reinforces our commitment to pay for long-term performance.

Executive Benefit Plans and Other Elements of Compensation

All of our named executive officers are eligible to participate in the benefit plans that are available to substantially all of our other U.S. employees. These benefit programs include Tyco's tax-qualified 401(k) Retirement Savings and Investment Plans ("RSIPs") and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The retirement programs at Tyco do not include active defined benefit plans for our named executive officers or for other U.S. executives, except that Mr. Breen is entitled to pension benefits under his employment agreement. Besides the plans that are available to substantially all of its U.S. employees, Tyco offers additional limited perquisites and other benefits to its named executive officers. These perquisites and benefits are competitive with those provided to similarly situated executives and consistent with our overall compensation philosophy. They are designed to ensure that we can effectively retain our named executive officers and compete for new talent while constraining costs and administrative burdens. These additional benefits primarily consist of:

- Tyco's Supplemental Savings and Retirement Plan (the "SSRP");
- supplemental insurance benefits (executive life, disability and long-term care);
- a cash perquisite allowance program; and
- use of the corporate aircraft.

Tyco Supplemental Savings and Retirement Plan

This plan permits the deferral of base salary and performance-based bonus. All executives earning more than $105,000 per year are eligible to participate in the SSRP. The SSRP provides our executives with the opportunity to:

- contribute retirement savings in addition to amounts permitted under the RSIPs;
- defer compensation on a tax-deferred basis and receive tax-deferred earnings growth; and
- receive any Company contributions that were reduced under the RSIPs due to IRS compensation limits.

Other Supplemental Insurance Benefits

These programs provide life insurance, long-term disability insurance and long-term care insurance to certain Senior Officers. Our executive life insurance program typically provides a death benefit equal to approximately two times base salary, and allows the Senior Officer to elect to pay additional premiums into the plan. Our executive disability insurance program ensures salary continuation above the $15,000 monthly benefit provided by our broad-based disability plan. The executive long-term care insurance program covers certain Senior Officers and their spouses in the event of chronic illness or disability. Under the program, Tyco pays the long-term care premium for 10 years, after which the insurance is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making the premium payments to maintain the coverage.

In connection with the life insurance and long-term disability insurance programs, Tyco also provides tax gross-ups for the Senior Officers on the imputed income attributable to these plans. In addition, our Senior Officers can elect to continue to receive supplemental insurance benefits at their expense when they leave the Company. In limited instances, Tyco is responsible for paying the Company's cost of the supplemental insurances for Mr. Breen in connection with his termination, as set forth in his employment agreement.

Cash Perquisite Allowance Plan

Our cash perquisite allowance plan, implemented in 2003, replaced our prior executive perquisite programs. Those programs had provided a number of benefits to our executives (including company cars, club dues and tax preparation services) that were costly and administratively burdensome. The current plan provides our Senior Officers with a cash payment equal to 10% of their annual base salary, up to a maximum annual benefit of $70,000. Senior Officers receive their cash perquisite allowance in four quarterly installments. We do not restrict the types of expenses to which the allowance can be applied. There are no gross-ups paid with respect to this benefit.

Use of Corporate Aircraft

Mr. Breen and the other Senior Officers are permitted to use corporate aircraft or chartered aircraft for business travel. Mr. Breen is the only executive currently pre-approved to use Company aircraft for non-business purposes, although other named executive officers may do so, by exception, if expressly approved by the Board or Mr. Breen.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1.0 million on the amount of compensation that can be deducted by Tyco with respect to each named executive officer (other than Mr. Coughlin, our chief financial officer). This limitation does not apply to compensation that qualifies as "performance-based" under federal tax law. It is our policy to structure compensation arrangements with our executive officers to qualify as performance-based so that compensation payments are deductible under U.S. federal tax law, unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. Non-deductible forms of compensation include payments in connection with the recruitment and retention of key employees, base salary in excess of $1.0 million, discretionary bonus payments and grants of time-based RSUs. In addition, stock options granted to Mr. Breen when he was hired in July 2002 may not qualify for deduction under Section 162(m).

Change-in-Control and Severance Benefits

We believe that our severance arrangements are competitive with those provided to executive officers at other large publicly traded U.S. companies. Mr. Breen's employment agreement provides for benefits if he is terminated in connection with a change in control or under other specified circumstances. Mr. Breen's employment agreement was amended on December 19, 2008, and the information in the table below reflects the terms of the amended agreement. The changes made were primarily to reduce or phase down certain benefits, including cash payments, that Mr. Breen is entitled to receive upon his termination, both under normal circumstances and in connection with a change in control of the Company.

For our other named executive officers, the Tyco International Severance Plan for U.S. Officers and Executives (the "Severance Plan") and the Tyco International Change-in-Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan") generally govern the benefits that accrue upon termination. As described below, a "double trigger" is required under the CIC Severance Plan before benefits become available to the executives covered by that plan. Effective January 1, 2009, these plans were amended to comply with certain provisions of the Internal Revenue Code. In addition, certain changes were made to reduce the period during which Tyco must provide employer-sponsored health and dental benefits.

The key terms and provisions of the severance plans that are currently in effect are summarized in the following table. Refer to the "Potential Payments Upon Termination and Change in Control" table for the estimated dollar value of the benefits available under the severance plans in effect as of our fiscal year end.

Severance Arrangements Without a Change in Control

Description	Chief Executive Officer	Other Named Executive Officers
Governing document:	Employment agreement.	The Severance Plan. For equity awards, the Severance Plan and individual award agreements.
Termination events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause, other than for death or disability. • Termination by Mr. Breen for Good Reason.	Involuntary termination other than Cause, permanent disability or death.
Severance cash benefit:	Two times base salary and two times higher of target annual bonus or most recent annual bonus payment. The multiplier on the cash benefit is reduced from two times to 1.5 times at age 62 and further reduced to 1.0 times at age 63 or older.	Two times base salary and two times target annual bonus.
Executive must sign release to receive severance benefits:	Yes.	Yes.

Description	Chief Executive Officer	Other Named Executive Officers
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. In addition, if the executive's severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums over the excess severance period.
Pension benefits consisting of accrued amounts in supplemental retirement plans:	Voluntary termination by Mr. Breen without Good Reason or termination by the Company with Cause prior to age 60—vested pension benefits are subject to a reduction.	N/A
Prorated bonus in year of termination:	Yes, subject to applicable performance conditions.	At the Company's discretion and per the terms of the applicable incentive plan.
Equity treatment:	All awards vest in full upon an involuntary termination without Cause, a termination for Good Reason or death or disability: • Options remain exercisable for the remainder of their term. Upon death or disability, options remain exercisable until the earlier of the original expiration date of the option or the third anniversary of termination.	Substantially all of the individual award agreements are consistent with the terms and conditions of the Severance Plan, which provides that, upon an involuntary termination without Cause: • Outstanding stock options continue to vest for 12 months. • The executive has 12 months (or 36 months in the case of retirement eligible employees) to exercise vested stock options, subject to the original term. • All unvested restricted stock and RSUs are forfeited. Each individual award specifies treatment of equity upon death or disability.
Outplacement assistance:	No.	At Company's discretion for up to 12 months.

Description	Chief Executive Officer	Other Named Executive Officers
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

Mr. Breen's employment agreement generally defines "Cause" as:

- Indictment for a felony other than one stemming from liability that is based on acts of the Company for which Mr. Breen is responsible solely as a result of his office(s) with the Company. This exception applies provided that (i) he was not directly involved in such acts and either had no prior knowledge of such intended actions or, upon obtaining such knowledge, promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability or (ii) after consulting with the Company's counsel, he reasonably believed that no law was being violated by such acts, or,

- Termination evidenced by a resolution adopted in good faith by at least two-thirds of the members of the Board. Such resolution must conclude that Mr. Breen intentionally and continually failed substantially to perform his reasonably assigned duties with the Company (other than a failure resulting from his incapacity due to physical or mental illness or from the assignment to Mr. Breen of duties that would constitute "Good Reason"), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized member of the Board, has been delivered to Mr. Breen specifying the manner in which Mr. Breen has failed substantially to perform; or intentionally engaged in conduct which is demonstrably and materially injurious to the Company; provided, however, Mr. Breen has been given a detailed notice of the termination under this paragraph and he has been given the opportunity to be heard in person by the Board.

Mr. Breen's employment agreement generally defines "Good Reason" as any of the following events:

- Assignment to Mr. Breen of any duties inconsistent in any material respect with his position (including titles and reporting relationships), authority, duties or responsibilities as contemplated by the employment agreement, or any other action by the Company which results in a significant diminution in such position, authority, duties or responsibilities;

- Any failure by the Company to comply with any of the material provisions regarding Mr. Breen's base salary, bonus, annual equity incentive, benefits and perquisites, retirement benefit, relocation, and other benefits and amounts payable to Mr. Breen under the agreement;

- Mr. Breen being required to relocate to a new principal place of employment more than 60 miles from his established principal place of employment with the Company;
- The delivery by the Company of a notice of non-renewal of his employment at the end of his current employment period;
- The failure by the Company to elect or to re-elect Mr. Breen as a Director and as Chairman of the Board, or the removal of Mr. Breen from either such position; or
- Any termination by Mr. Breen during the 30-day period immediately following the first anniversary of the date of any change in control.

For the other named executive officers, the Severance Plan generally defines "Cause" as an executive's (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by the Company, (ii) violation of any fiduciary duty owed to the Company, (iii) conviction of a felony or misdemeanor, (iv) dishonesty, (v) theft, (vi) violation of Company rules or policy, or (vii) other egregious conduct, that has or could have a serious and detrimental impact on the Company and its employees. The administrator of the Severance Plan, in its sole and absolute discretion, determines whether Cause exists.

Severance Arrangements Upon a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	CIC Severance Plan. For equity awards, individual award agreements.
Termination events triggering severance cash benefits and benefits continuation (requires a change-in-control and termination for benefit):	• Involuntary termination without Cause. • Termination by Mr. Breen for Good Reason. • A change-in-control is treated as a termination for Good Reason at Mr. Breen's election within the 30-day period following the first anniversary of the change-in-control.	• Involuntary termination other than for Cause, permanent disability or death. • Good Reason Resignation.
Severance cash benefit:	Three times base salary and three times higher of target annual bonus or most recent annual bonus payment. The multiplier is reduced to two times at age 62, 1.5 times at age 63 and 1.0 times at age 64 or older.	Two times base salary and two times annual target bonus for Mr. Gursahaney and Mr. Oliver; and 2.99 times base salary and 2.99 times annual target bonus for the other named executive officers.
Executive must sign release to receive severance benefits:	Yes.	Yes.

Description	Chief Executive Officer	Named Executive Officers
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. In addition, if the executive's severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums over the excess severance period.
Pension benefits:	Fully vested. Immediately payable upon a change-in-control. No reduction for early commencement.	N/A
Prorated bonus in year of termination:	Yes.	Yes.
Equity treatment:	• All awards vest in full. • Options remain exercisable for the remainder of their term.	Substantially all of the individual equity awards for our named executive officers provide that, upon a change in control: • All options, restricted stock and RSUs vest in full. • All performance-based shares vest at target. • Options remain exercisable until the earlier of (i) the expiration of the remainder of their term and (ii) up to three years following the executive's termination date.
Excise tax gross-up payment:	Yes.	No.
IRC Section 280G Cap on Benefits:	No.	Yes—if the cap results in greater after tax payments to executive, otherwise benefits are not capped.
Outplacement assistance:	No.	At Company's discretion for up to 12 months.

Description	Chief Executive Officer	Named Executive Officers
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

Under Mr. Breen's employment agreement, a change in control is treated as a termination for "Good Reason" if Mr. Breen chooses to terminate his employment within the 30-day period commencing on the first anniversary of the change in control.

For the other named executive officers, the CIC Severance Plan generally defines "Cause" as (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by the Company, (ii) a material violation of any fiduciary duty owed to the Company, (iii) conviction of, or entry of a plea of nolo contendere with respect to, a felony or misdemeanor, (iv) dishonesty, (v) theft, or (vi) other egregious conduct, that is likely to have a materially detrimental impact on the Company and its employees. Whether an executive's termination is due to "Cause" under the CIC Severance Plan is determined by the administrator of the CIC Severance Plan.

The CIC Severance Plan generally defines "Good Reason Resignation" as any retirement or termination of employment by an executive that is not initiated by the Company and that is caused by any one or more of the following events, provided the event occurs in the period beginning 60 days before the change-in-control date and ending two years after that date:

- Without the executive's written consent, the Company assigns the executive any duties inconsistent in any material respect with his or her authority, duties or responsibilities, or any other action by the Company which results in a significant diminution in such authority, duties or responsibilities;
- Without the executive's written consent, the Company makes a material change in the geographic location at which the executive performs services to a location that is more than 60 miles from his or her existing principal place of employment;
- Without the executive's written consent, the Company reduces the executive's base compensation and benefits, taken as a whole; or
- the Company fails to obtain a satisfactory agreement from any successor to assume and agree to perform the Company's obligations to the executive under the CIC Severance Plan.

If an executive remains employed for more than 150 days following the occurrence of any event set forth above, any subsequent retirement or termination of employment by the executive that is not initiated by the Company will not constitute a "Good Reason Resignation." Whether an executive's termination is as a result of a "Good Reason Resignation" is determined by the administrator of the CIC Severance Plan.

Pay Recoupment Policy

Tyco has a successful track record of recouping pay it considers wrongfully earned by executives. To demonstrate our full commitment to shareholders on this issue, the Board approved a Pay Recoupment Policy for Tyco. The policy provides that:

In addition to any other remedies available to the Company and subject to the applicable law, if the Board or any Compensation Committee of the Board determines that any Annual Incentive Plan ("AIP") payment, incentive payment, equity award or other compensation received by a Senior Officer resulted from any financial result or operating metric that was impacted by the Senior Officer's fraudulent or illegal conduct, the Board or a Board Committee may recover from the Senior Officer that compensation it considers appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy.

Stock Ownership Guidelines

In 2003, the Board established stock ownership and share retention guidelines for all Senior Officers. The Board believes that executives who own and hold a significant amount of Company stock are aligned with long-term shareholder interests. Currently, 12 Senior Officers, including our five current named executive officers, are covered by the stock ownership and retention guidelines. The Compensation Committee reviews our Senior Officers' compliance with our stock ownership guidelines annually.

The stock ownership requirement for our Senior Officers ranges from two times base salary for our corporate Senior Vice Presidents to 10 times base salary for our Chief Executive Officer. Tyco shares that count towards meeting the stock ownership requirement include restricted stock, RSUs, DSUs, performance shares, shares acquired through our 401(k) plan or the Employee Stock Purchase Program, and shares otherwise owned by the executive. We do not require that the stock ownership guidelines be attained within a certain period of time. Instead, the Compensation Committee reviews executive stock ownership regularly to ensure that our Senior Officers are making progress towards meeting their goals or maintaining their requisite ownership.

Tyco's stock retention guidelines require that the Senior Officers retain a specified percentage of net (after-tax) shares acquired from the exercise of stock options or the vesting of restricted shares. Specifically, our Senior Officers must retain 75% of all net shares until they attain their target stock ownership goal. Once that goal is attained, they must retain at least 25% of subsequently acquired net shares received upon exercise or vesting for a minimum period of three years. Senior Officers who are 62 or older may dispose of 50% of their accumulated holdings. All of the named executive officers remained in compliance with the stock ownership guidelines in fiscal 2008.

Compensation and Human Resources Committee Report on Executive Compensation

The Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis and, based on such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Human Resources Committee:

Rajiv L. Gupta, Chair
Dennis C. Blair
Timothy M. Donahue

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers, who are Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Safety Products and Electrical & Metal Products; John E. Evard, Senior Vice President and Chief Tax Officer; and Naren K. Gursahaney, President, ADT Worldwide. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock/Unit Awards ($)[2] (e)	Option Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[3] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] (h)	All Other Compensation ($)[5] (i)	Total ($) (j)
Current Officers									
Edward D. Breen Chairman and Chief Executive Officer	2008	$1,625,000	$ —	$ 8,198,879	$4,705,629	$3,250,000	$1,542,000	$1,293,683	$20,615,191
	2007	$1,625,000	$ —	$10,505,034	$7,186,796	$3,250,000	$1,263,270	$ 911,518	$24,741,618
Christopher J. Coughlin Executive Vice President and Chief Financial Officer	2008	$ 800,000	$ —	$ 3,591,691	$2,731,195	$1,600,000	$ —	$ 332,197	$ 9,055,083
	2007	$ 766,667	$ —	$ 3,805,034	$2,956,702	$1,605,000	$ —	$ 229,753	$ 9,363,156
George Oliver President, Tyco Safety Products	2008	$ 593,739	$ —	$ 1,478,055	$ 601,060	$1,146,000	$ —	$ 213,111	$ 4,031,965
John Evard Senior Vice President, Tax	2008	$ 455,040	$420,000	$ 1,206,561	$ 924,303	$ 690,000	$ —	$ 179,439	$ 3,875,343
	2007	$ 440,160	$420,000	$ 964,359	$1,035,422	$ 660,000	$ —	$ 166,148	$ 3,686,089
Naren Gursahaney President, ADT Worldwide	2008	$ 560,000	$ —	$ 1,339,215	$ 920,618	$ 638,000	$ —	$ 199,627	$ 3,657,460
	2007	$ 520,000	$ —	$ 962,577	$ 877,226	$ 880,000	$ —	$ 175,362	$ 3,415,165

(1) **Bonus**: Amounts shown in column (d) reflect payments made to Mr. Evard in fiscal 2008 and fiscal 2007 for a retention award granted to him in connection with the Separation, as discussed in our 2007 Proxy Statement.

(2) **Stock/Unit Awards and Option Awards**: The amounts in columns (e) and (f) reflect accounting expense recognized in fiscal 2008 and 2007 for all outstanding equity-based compensation in the form of stock options, restricted shares, RSUs, DSUs and performance-based shares. The amounts reported in columns (e) and (f) for each named executive officer were recognized in accordance with Statement of Financial Accounting Standard Number 123 as Revised ("FAS 123R"), which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 19 to the Company's audited consolidated financial statements included in the Company's Form 10-K for the fiscal year ended September 26, 2008. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. A description of the material terms of each type of award appears in the narrative following the "Grants of Plan-Based Awards" table.

(3) **Non-Equity Incentive Plan Compensation**: The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for fiscal 2008 (which was based on

Company and individual performance in fiscal 2008 and paid in the first quarter of fiscal 2009) and for fiscal 2007 (which was based on Company and individual performance in fiscal 2007 and paid in the first quarter of fiscal 2008). Annual incentive compensation is discussed in further detail above under the heading "Elements of Compensation—Annual Incentive Compensation."

(4) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2008 and 2007, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Information regarding the pension plans is set forth in further detail below following the "Pension Benefits" table.

(5) **All Other Compensation:** The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits. The components of All Other Compensation for each named executive officer are shown in the following table.

All Other Compensation Table

Named Executive	Year	Cash Perquisite[a]	Supplemental Executive Insurance Benefits[b]: Variable Universal Life	Individual Supplemental Disability	Group Supplemental Disability	Long-Term Care	Personal Use of Company Aircraft[c]	Tax Gross-Ups[d]	Retirement Plan Contributions[e]	Miscellaneous[f]	Total All Other Compensation
Current Officers											
Edward D. Breen	2008	$70,000	$50,405	$33,611	$2,410	$15,429	$246,347	$632,091	$243,083	$ 307	$1,293,683
	2007	$70,000	$50,405	$32,415	$2,410	$15,428	$249,431	$330,200	$155,729	$ 5,500	$ 911,518
Christopher J. Coughlin	2008	$70,000	$28,262	$15,580	$2,410	$21,211	—	$ 64,375	$120,250	$10,109	$ 332,197
	2007	$70,000	$28,262	$15,580	$2,410	$21,210	—	—	$ 82,291	$10,000	$ 229,753
George Oliver	2008	$59,375	$14,839	$12,428	$4,820	$20,347	—	$ 18,617	$ 71,478	$11,207	$ 213,111
John Evard	2008	$45,504	$20,798	$ 3,807	$2,410	$18,344	—	$ 33,519	$ 54,920	$ 137	$ 179,439
	2007	$44,016	$20,798	$15,229	$2,410	$18,343	—	$ 23,692	$ 36,398	$ 5,262	$ 166,148
Naren Gursahaney	2008	$56,000	$10,109	$12,598	$4,820	$19,275	—	$ 21,700	$ 72,000	$ 3,125	$ 199,627
	2007	$51,500	$10,109	$12,598	—	$19,274	—	$ 10,315	$ 65,606	$ 5,960	$ 175,362

(a) Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of (i) 10% of the executive's base salary and (ii) $70,000. Payments are made quarterly and are adjusted to reflect changes in salary.

(b) Supplemental Executive Insurance Benefits reflect premiums paid by the Company for insurance benefits for the executive and, in the case of long-term care, for the executive's spouse as well. These benefits are provided to certain Senior Officers of the Company upon the approval of the Compensation Committee.

(c) For security purposes, the Chief Executive Officer is encouraged to use Company-owned or -leased aircraft for personal travel. Other named executive officers are permitted to use Company-owned or -leased aircraft if expressly approved by the Board or Mr. Breen. For purposes of the Summary Compensation Table, the aggregate incremental pre-tax cost to the Company for personal use of Company aircraft is calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other variable costs, including incremental costs associated with executives that are not in control of the aircraft. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of the Company-owned or -leased aircraft, and the cost of maintenance not related to trips.

(d) The amounts shown in this column as Tax Gross-Ups for Messrs. Coughlin, Oliver, and Gursahaney represent tax gross-up payments made with respect to taxable insurance benefits. The amounts shown for Mr. Evard represent tax gross-up payments made with respect to taxable insurance benefits and relocation. Amounts for Mr. Breen include tax gross-up payments made with respect to taxable insurance benefits and the reimbursement of state taxes owed by him to New York for Tyco work performed in that state. Generally, the Company pays the increased tax cost (including a gross-up) that Mr. Breen owes as a result of working in New York rather than in his principal work location. The amount related to state taxes for Mr. Breen is an estimate, pending receipt of the relevant personal state tax return information for calendar year 2008. This estimate is based primarily on compensation payable in fiscal 2008 to Mr. Breen and the estimated amount of such compensation attributable to New York services, based on information previously provided to the Company by Mr. Breen.

(e) Retirement plan contributions include matching contributions made by the Company on behalf of each executive to its tax-qualified 401(k) Retirement, Savings and Investment Plan and to its non-qualified Supplemental Savings and Retirement Plan.

(f) Miscellaneous compensation includes matching charitable contributions made by the Company on behalf of each of Messrs. Coughlin, Gursahaney and Oliver, and payments for fractional shares made to Messrs. Breen, Coughlin, Evard and Oliver.

Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity-based awards for each of the Company's named executive officers that were granted during fiscal 2008 under the 2004 SIP.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards						
Name (a)	Grant Date (b)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold ($) (g)	Target (Mid-Point) ($) (h)	Maximum ($) (i)	All Other Stock Awards: Number of Shares of Stock or Units[2] (#) (j)	All Other Option Awards: Number of Securities Underlying Options[2] (#) (k)	Exercise or Base Price of Option Awards[3] ($/Sh) (l)	Grant Date Fair Value of Stock and Option Awards[3] ($) (m)
Current Officers											
Edward D. Breen	11/19/2007	$609,375	$1,625,000	$4,062,500							
Christopher J. Coughlin	11/19/2007	$300,000	$ 800,000	$2,000,000							
George Oliver	11/19/2007	$225,000	$ 600,000	$1,500,000							
	8/18/2008								35,000	$44.49	$458,112
	8/18/2008							11,200			$498,288
John Evard	11/19/2007	$129,375	$ 345,000	$ 862,500							
Naren Gursahaney	11/19/2007	$210,000	$ 560,000	$1,400,000							
	8/18/2008								35,000	$44.49	$458,112
	8/18/2008							11,200			$498,288

(1) Amounts reported in columns (d) through (f) represent potential annual performance bonuses that the named executive officers could have earned under the Company's annual incentive plan for fiscal 2008. The Board approved a maximum bonus payout of 0.50% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Senior Officers, subject to a cap of $2.5 million. At the same time, for purposes of the Annual Performance Bonus, the Compensation Committee established a minimum payout of 50% of target and a maximum payout of 200% of target, plus or minus 25% based upon individual qualitative performance measures.

(2) The Board approved special equity grants for Messrs. Oliver and Gursahaney on August 18, 2008. For more information about these grants, see the earlier discussion under the heading "Long Term Incentive Awards." Amounts in columns (j) and (k) reflect the number of RSUs and options, respectively, awarded to Messrs. Oliver and Gursahaney.

(3) Amounts in column (l) show the exercise price of the option awards granted to Messrs. Oliver and Gursahaney; amounts in column (m) show the grant-date fair value of the option awards and the RSUs granted to both officers.

The Company did not make an annual grant of equity in fiscal 2008. Rather, it made an accelerated grant of equity for fiscal 2008 in the third quarter of fiscal 2007. The purpose of this accelerated grant was to align the compensation of our named executive officers and other key employees with the long-term performance of post-Separation Tyco measured from the date of the Separation. The award consisted of stock options, RSUs and performance shares.

As discussed above, during fiscal 2008 the Company made special equity awards to Messrs. Gursahaney and Oliver. These awards had a grant-date value of approximately $1.0 million each and consisted of time-based stock options (50%) and RSUs (50%). The stock options vest in two equal installments, on the third and fourth anniversary of the grant date, while the RSUs vest at one time, on the fourth anniversary of the grant date.

When the Company grants stock options, the exercise price equals the fair market value of our common stock on the date of grant. For the accelerated fiscal 2008 equity awards, fair market value was calculated as the closing price on the NYSE on the grant date, and these amounts were reported in the proxy statement for the 2008 Annual General Meeting. Stock options granted as part of the accelerated fiscal 2008 award generally vest in equal installments over a period of four years, beginning on the first anniversary of the grant date. Each option holder has 10 years to exercise his or her stock option from the date of grant, unless forfeited earlier. Forfeiture provisions for the named executive officers are described above under the heading "Change in Control and Severance Benefits."

RSUs granted as part of the accelerated 2008 equity award generally vest over a period of four years, in three equal installments beginning on the second anniversary of the grant. RSUs earn dividend-equivalent units during the vesting period and do not carry voting rights until they are settled in shares. Forfeiture provisions with respect to RSUs for the named executive officers are described under the heading "Change in Control and Severance Benefits."

Performance shares generally vest in full at the end of the performance period. The number of shares that are actually earned depends on whether, and at what level, the performance criteria have been met. Performance shares do not accrue dividends prior to vesting and do not have any voting rights. For performance shares granted in connection with the accelerated fiscal 2008 equity award, the relevant metric is Tyco's three-year total shareholder return between July 2, 2007 and June 30, 2010. That return is to be compared with the total shareholder return of all the companies in the S&P 500 Industrials Index for the same period. The total shareholder return measure is based on the average of the closing stock price for the first and last 20 trading days of the performance period, plus a total return factor to reflect the reinvestment of dividends during the three-year period. If the minimum performance measure is not met (i.e., Tyco's total shareholder return over the performance period is not equal to or better than the total shareholder return of the top 65% of the companies constituting the S&P 500 Industrials Index), no performance shares will be earned. In addition, if Tyco's total shareholder return is negative at the end of the performance period, the maximum payout is capped at 125% of target.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows, for each of the named executive officers, all equity awards that were outstanding as of September 26, 2008. Dollar amounts are based on the NYSE closing price of $36.37 for the Company's common stock on September 26, 2008.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable[1] (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)[2] (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3] (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3] (j)
Current Officers								
Edward D. Breen	1,828,301	—	$15.89	7/24/2012	297,916	$10,835,205	93,700	$3,407,869
	49,749	—	$52.43	3/25/2014				
	49,749	—	$57.19	3/25/2014				
	49,749	—	$63.55	3/25/2014				
	49,749	—	$58.78	3/9/2015				
	49,749	—	$65.13	3/9/2015				
	49,749	—	$71.49	3/9/2015				
	82,916	41,458	$46.07	11/21/2015				
	99,928	299,786	$48.14	11/20/2016				
	73,000	219,000	$53.36	7/1/2017				
Christopher J. Coughlin	24,874	—	$56.60	3/6/2015	135,787	$ 4,938,573	43,200	$1,571,184
	62,187	—	$56.87	3/9/2015				
	41,458	20,729	$46.07	11/21/2015				
	47,210	141,631	$48.14	11/20/2016				
	34,750	104,250	$53.36	7/1/2017				
George Oliver	41,965	20,982	$43.72	7/9/2016	83,485	$ 3,036,349	22,200	$ 807,414
	17,750	53,250	$53.36	7/1/2017				
	—	35,000	$44.49	8/17/2018				
John Evard	49,749	—	$26.74	12/18/2012	38,200	$ 1,389,334	12,300	$ 447,351
	24,874	—	$22.67	3/6/2013				
	22,387	—	$44.16	3/25/2014				
	22,387	—	$56.87	3/9/2015				
	10,945	5,472	$46.07	11/21/2015				
	12,589	37,768	$48.14	11/20/2016				
	9,750	29,250	$53.36	7/1/2017				
Naren Gursahaney	84,978	—	$23.77	3/2/2013	72,101	$ 2,622,313	22,200	$ 807,414
	37,768	—	$44.16	3/25/2014				
	31,473	—	$56.87	3/9/2015				
	16,785	8,393	$46.07	11/21/2015				
	6,295	3,147	$48.67	1/11/2016				
	22,031	66,094	$48.14	11/20/2016				
	17,750	53,250	$53.36	7/1/2017				
	—	35,000	$44.49	8/17/2018				

(1) Vesting dates for each outstanding option award for the named executive officers are as follows:

Vesting Date	Exercise Price	Edward D. Breen	Christopher J. Coughlin	George R. Oliver	John Evard	Naren K. Gursahaney
		Number of Shares Underlying Vesting Awards				
2008						
11/21/2008	48.14	99,929	47,210		12,589	22,031
11/22/2008	46.07	41,458	20,729		5,472	8,393
2009						
1/12/2009	48.67					3,147
7/2/2009	53.36	73,000	34,750	17,750	9,750	17,750
7/10/2009	43.72			20,982		
11/21/2009	48.14	99,928	47,210		12,589	22,031
2010						
7/2/2010	53.36	73,000	34,750	17,750	9,750	17,750
11/21/2010	48.14	99,929	47,211		12,590	22,032
2011						
7/2/2011	53.36	73,000	34,750	17,750	9,750	17,750
8/18/2011	44.49			17,500		17,500
2012						
8/18/2012	44.49			17,500		17,500

(2) The amounts in columns (g) and (h) reflect, for each named executive officer, the number and market value of unvested restricted stock shares and RSUs which had been granted as of September 26, 2008, but which remained subject to additional vesting requirements. Those requirements depend upon the officer's continued employment with the Company. Scheduled vesting of all outstanding restricted stock shares, RSUs and performance shares (based on achievement at target values) for each of the named executive officers is as follows:

Vesting Date	Edward D. Breen	Christopher J. Coughlin	George R. Oliver	John Evard	Naren K. Gursahaney
	Number of Share Underlying Vesting Awards				
2008					
9/30/2008	35,818	16,417		4,477	6,722
11/21/2008	44,024	20,187		5,584	9,664
11/22/2008	35,000	15,000		4,500	2,675
2009					
7/2/2009	31,677	14,604	7,505	4,158	7,505
7/10/2009			49,771		
11/21/2009	44,023	20,186		5,583	9,663
2010					
6/30/2010	93,700	43,200	22,200	12,300	22,200
7/2/2010	31,676	14,604	7,505	4,158	7,505
11/21/2010	44,023	20,185		5,582	9,663
2011					
7/2/2011	31,675	14,604	7,504	4,158	7,504
2012					
8/18/2012			11,200		11,200

(3) Amounts in columns (i) and (j) reflect the number and market value, as of September 26, 2008, of performance shares that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. If the minimum performance threshold is not met (i.e., Tyco's total shareholder return over the performance period is not equal to or better than the total shareholder return of the top 65% of the companies constituting the S&P 500 Industrials Index), there will be no payout. The performance shares were granted in July 2007 in connection with the accelerated fiscal 2008 long-term incentive compensation grant described in the proxy statement for the 2008 Annual General Meeting. All performance shares will vest and become payable in shares of the Company's common stock on June 30, 2010. The number of shares that will actually be earned will depend on the Company's three-year shareholder return as compared to the total shareholder return of the S & P Industrials Index.

Option Exercises and Stock Vested Table

The following table shows, for each of the named executive officers, the amounts realized from options that were exercised and restricted stock, RSUs and DSUs that vested during fiscal 2008.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
Current Officers				
Edward D. Breen	—	$—	52,641	$2,181,135
Christopher J. Coughlin	—	$—	25,000	$1,032,800
George Oliver	—	$—	—	$ —
John Evard	—	$—	1,875	$ 77,156
Naren Gursahaney	—	$—	3,540	$ 150,590

(1) The aggregate dollar amount realized is based on the difference between the fair market value of the Company's common stock on the exercise date and the exercise price of the stock option.

(2) The aggregate dollar amount realized is based on the average of the NYSE high/low price of the Company's common stock on the vesting date.

Pension Benefits Table

The following table presents, for each named executive officer, the present value of the benefit he would receive at retirement under the specified pension plan, based on credited years of service and covered compensation as of September 26, 2008.

Name (a)	Plan Name[1] (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($)[2] (d)	Payments During Last Fiscal Year ($) (e)
Edward D. Breen	Employment Agreement	6.17	$11,396,000	$—

(1) The terms of Mr. Breen's employment agreement (both pre- and post-amendment) provide that he is entitled to receive an annual supplemental retirement benefit payable at the later of age 60 and termination of employment. The supplemental benefit is in the form of a joint 50% spousal survivor's annuity equal to 50% of Mr. Breen's final average earnings. This average is calculated as the highest average of the sum of his monthly base salary and actual bonus (the bonus being spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60-month period prior to his termination of employment. Final average earnings are reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates; by benefits from any other defined benefit pension plans maintained by any previous employers, and by benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. Mr. Breen is vested in the benefit described above. Mr. Breen's benefit is payable as an actuarially equivalent lump sum at the later of age 60 and the actual date of his termination of employment under the pre-amended employment agreement, and as an actuarially equivalent lump sum at the later of age 60 and the actual date of his termination of employment other than as a result of death (subject to any applicable 6-month delay pursuant to Internal Revenue Code Section 409A), in accordance with his previous election under his amended employment agreement.

(2) The amount in column (d) is calculated as the discounted present value of normal retirement benefits earned as of September 26, 2008, payable as a lump sum at "Normal Retirement Date" (without regard to projected service, projected salary increases, pre-retirement mortality, or other decrements). The assumptions used in determining the discounted present value are consistent with those used to calculate the Company's retirement plan liabilities as described in Note 17 to the Company's audited consolidated financial statements for the fiscal year ended September 26, 2008, and include:

- A discount rate of 6.95%;
- Payment as a lump sum;
- A prime rate of 7.25% (used to accumulate the Company's defined contribution match balance);
- An assumed retirement age of 60.

Non-Qualified Deferred Compensation Table at Fiscal Year-End 2008

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer at September 26, 2008.

Name (a)	Executive Contributions in Last Fiscal Year ($)[1] (b)	Registrant Contributions in Last Fiscal Year ($)[1] (c)	Aggregate Earnings in Last Fiscal Year ($)[2] (d)	Aggregate Withdrawals/ Distributions ($)[3] (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
Current Officers					
Edward D. Breen	—	$232,250	$(219,887)	—	$1,200,421
Christopher J. Coughlin	—	$108,750	$ 10,047	—	$ 255,906
George Oliver	$ 14,657	$ 61,579	$ (6,789)	—	$ 90,442
John Evard	—	$ 44,087	$ (38,688)	—	$ 175,676
Naren Gursahaney	$507,000	$ 63,875	$(271,019)	—	$1,608,437

(1) Amounts in columns (b) and (c) include employee and Company contributions, respectively, under the Company's Supplemental Savings and Retirement Plan (the "SSRP"), a non-qualified retirement savings plan. All of the amounts shown in column (c) are included in the Summary Compensation table under the column heading "All Other Compensation." Under the terms of the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her performance bonus.

(2) Amounts in column (d) include earnings or (losses) on the named executive officer's notional account in the SSRP and in the Company's Supplemental Executive Retirement Plan (the "SERP"). The SERP was frozen with respect to additional contributions on December 31, 2004. Except for the Tyco stock fund and the Fidelity Freedom Funds, investment options under the SSRP are the same as those available under the Company's tax-qualified 401(k) retirement plans. Investment options under the SERP are the same as those available under the SSRP.

(3) Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant who is still employed by Tyco may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions have been made. A participant who has left Tyco may begin receiving distributions upon his or her termination of employment or retirement.

Potential Payments Upon Termination and Change in Control

The following table summarizes the severance benefits that would have been payable to each of the named executive officers upon his termination of employment or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 26, 2008. The amounts shown are based on Tyco's closing NYSE share price of $36.37 on such date.

For Mr. Breen, termination benefits are governed by his employment agreement. For each of the other named executive officers, the CIC Severance Plan governs termination benefits for change-in-control triggering events, and the Severance Plan governs termination benefits for all other triggering events. In all cases, a "Qualified Termination" means a termination following a change in control that would provide the executive with a "Good Reason" to terminate his employment, as defined under the CIC Severance Plan or under Mr. Breen's employment agreement. For the definition of "Good Reason" and "Cause" under the relevant documents, see the discussion under the heading "Change in Control and Severance Benefits." Under his employment agreement, Mr. Breen could terminate his employment for "Good Reason" by voluntarily resigning within the 30-day period following the first anniversary of a change in control, in which case he would be entitled to severance and the benefit and perquisite continuation described in column (c).

Mr. Breen's employment agreement with the Company was amended on December 19, 2008. Among other changes, the amended agreement reduced certain of the benefits, including cash payments, that he is entitled to upon a termination or change in control, as described above under the heading "Change in Control and Severance Benefits." Because the table below presents amounts that would have been payable to the named executive officers as of Tyco's fiscal year end, the amounts shown reflect the benefits payable under Mr. Breen's pre-amended employment agreement and the pre-amended Severance Plan and CIC Severance Plan.

	Change in Control		Involuntary Termination				
Name / Form of Compensation (a)	**Without Qualified Termination (b)**	**With Qualified Termination (c)**	**With Cause (d)**	**Without Cause or With Good Reason (e)**	**Resignation (f)**	**Death or Disability (g)**	**Retirement (h)**
Edward D. Breen							
Severance[1]	—	$14,659,997	—	$14,659,997	—	—	—
Benefit & Perquisite Continuation[2]	—	$ 330,751	—	$ 330,751	—	—	—
Accelerated Vesting of Equity Awards[3]	$14,285,989	$14,285,989	—	$14,285,989	—	$10,869,965	—
Retirement Plan Distributions[4]	$14,222,954	$14,222,954	—	$ 3,315,916	—	—	—
Excise Tax Gross-Up[5]	—	$11,641,270	—	—	—	—	—
Christopher J. Coughlin							
Severance[1]	—	$ 4,784,000	—	$ 3,200,000	—	—	—
Benefit & Perquisite Continuation[2]	—	$ 32,443	—	$ 24,037	—	—	—
Accelerated Vesting of Equity Awards[3]	$ 6,509,757	$ 6,509,757	—	—	—	$ 4,938,573	—
George Oliver							
Severance[1]	—	$ 2,400,000	—	$ 2,400,000	—	—	—
Benefit & Perquisite Continuation[2]	—	$ 24,037	—	$ 24,037	—	—	—
Accelerated Vesting of Equity Awards[3]	$ 3,843,763	$ 3,843,763	—	—	—	$ 3,036,349	—
John Evard							
Severance[1]	—	$ 2,406,950	—	$ 1,610,000	—	—	—
Benefit & Perquisite Continuation[2]	—	$ 32,443	—	$ 24,037	—	—	—
Accelerated Vesting of Equity Awards[3]	$ 1,138,852	$ 1,138,852	—	—	—	$ 691,501	—
Naren Gursahaney							
Severance[1]	—	$ 1,556,580	—	$ 2,240,000	—	—	—
Benefit & Perquisite Continuation[2]	—	$ 24,037	—	$ 24,037	—	—	—
Accelerated Vesting of Equity Awards[3]	$ 3,429,727	$ 3,429,727	—	—	—	$ 2,622,313	—

(1) For Mr. Breen, severance under his pre-amended employment agreement was based on three times his base salary and three times his actual bonus for fiscal 2008. Under the amended agreement, the multiplier has been reduced to two times, with further reductions applicable when Mr. Breen reaches specified ages. The severance amount includes a tax gross-up payment to the State of New York of $34,997. For each of the other named executive officers, severance would be paid under either the CIC Severance Plan (if the triggering event were a change of control) or the Severance

Plan (for other triggering events). Under the CIC Severance Plan (both pre- and post-amendment), each of Messrs. Coughlin and Evard would be entitled to a severance payment of 2.99 times his base salary and 2.99 times his target bonus for the fiscal year in which termination occurs, and Messrs. Gursahaney and Oliver would be entitled to 2 times his base salary and target bonus. Under the Severance Plan, each named executive officer (except Mr. Breen) would have been entitled to salary continuation and bonus payments for the 24 months following termination. of employment. In addition to the amounts included in this table, each named executive officer (including Mr. Breen) may be entitled to a prorated portion of the Annual Performance Bonus for the year in which his employment was terminated. The bonus payments are included in the Summary Compensation table under the column heading "Non-Equity Incentive Compensation," and are discussed above under the heading "Elements of Compensation—Annual Incentive Compensation."

(2) Upon a triggering event, Mr. Breen's pre-amended employment agreement provides for continuation of health and welfare benefits (or a cash equivalent) for 36 months following the termination date provided he continues to pay the employee portion of such programs. Under Mr. Breen's amended employment agreement, Mr. Breen is entitled to continued participation in health and welfare plans over the same time period for which severance is payable, subject to an 18-month limit on medical benefits. If continued participation is not practicable, and/or if Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made, with a tax gross-up on such amounts. For each of the other named executive officers, medical and dental benefits are provided under the CIC Severance Plan or the Severance Plan. As of September 26, 2008, under the CIC Severance Plan, each executive was entitled to 12 months of outplacement services and continuation of medical and dental benefits (or a cash equivalent) for 36 months (24 months for Mr. Gursahaney and Mr. Oliver). Under the Severance Plan, the time period was 24 months. Effective January 1, 2009, these plans were amended to shorten the time period for which the executives are entitled to employer-sponsored health and dental benefits under these plans. Under both plans, the period is now limited to the lesser of the executive's remaining severance period and 12 months; if the executive's severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of premiums during the severance period in excess of 12 months.

(3) Amounts represent the intrinsic value of all unvested Tyco equity awards and stock options that would vest upon a triggering event. For Mr. Breen, the amounts in columns (b), (c) and (e) include a tax gross-up payment to the State of New York of $42,915, and the amount in column (g) includes such a payment of $34,760. In addition to the amounts shown in the table, Messrs. Breen, Coughlin and Evard each hold equity of Tyco Electronics and Covidien, the vesting of which would have been accelerated from November 22, 2008 upon the occurrence of a triggering event. The cost to the Company of such acceleration would have been immaterial.

(4) Under Mr. Breen's pre-amended employment agreement, in circumstances outside of a change in control, if Mr. Breen voluntarily terminated employment before age 60 without Good Reason, benefits deemed earned under his pension plan (the Supplemental Executive Retirement Plan) would have been subject to a reduction of 0.25% for each month or partial month that the termination date preceded age 60, and an additional 0.25% for each month or partial month that he elected to commence payment of the benefit prior to age 60. Under Mr. Breen's amended employment agreement, if Mr. Breen voluntarily terminates employment without Good Reason, or his employment is terminated for Cause prior to age 60, benefits deemed earned under the Supplemental Executive Retirement Plan will be subject to a reduction of 0.25% for each month or partial month the termination date is prior to age 60. The amount shown in column (b) does not reflect any reduction in benefits related to an election to receive payments earlier than age 60. For Mr. Breen, the amounts in column (b) and (c) include a tax gross up payment to the State of New York of $33,954, and the amount in column (e) includes such a payment of $7,916.

(5) In the event of a change in control, Mr. Breen's employment agreement provides for a full gross-up of any federal excise tax that might be due under Section 4999 of the Internal Revenue Code, including any such tax on the value of any acceleration of unvested equity of Tyco Electronics and Covidien. No other named executive is eligible for this benefit.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and Directors and persons who beneficially own more than ten percent of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and Directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, Directors and beneficial owners of more than ten percent of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 26, 2008.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of three Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the consolidated financial statements for the fiscal year ended September 26, 2008, and has met and held discussions with management, the internal auditors and the independent auditors concerning the consolidated financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management represented to the Committee that Tyco's consolidated financial statements were prepared in accordance with generally accepted accounting principles. In addition, The Committee has discussed with the independent auditors the auditors' independence from Tyco and its management, including the matters required to be discussed by the statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance).

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 26, 2008 filed with the Securities and Exchange Commission.

Submitted by the Audit Committee,

Jerome B. York, Chair
Brendan R. O'Neill
William S. Stavropoulos

PROPOSAL NUMBER TWO—RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE AUDIT COMMITTEE TO SET THEIR REMUNERATION

In accordance with Section 89 of the Companies Act 1981 of Bermuda, Tyco's shareholders have the authority to appoint Tyco's independent auditors and to authorize the Audit Committee to set the auditors' remuneration. Appointment of the independent auditors and authorization of the Audit Committee to set their remuneration requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. The Audit Committee and the Board recommend that shareholders reappoint Deloitte & Touche LLP as Tyco's independent auditors to serve until the 2010 Annual General Meeting and authorize the Audit Committee of the Board to set their remuneration.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

The Audit Committee and the Board recommend that shareholders vote FOR the appointment of Deloitte & Touche LLP and the authorization of the Audit Committee to set their remuneration.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered for Tyco by Deloitte & Touche LLP as of and for the fiscal years ended September 26, 2008 and September 28, 2007 are set forth below. The aggregate fees included in the Audit category are fees billed for fiscal year 2007 and reasonably expected to be billed for fiscal year 2008 for the audit of Tyco's annual financial statements and review of interim financial statements and statutory and regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years. (All references to "$" in this proxy statement are to United States dollars.)

	Fiscal Year 2008 (in millions)	Fiscal Year 2007 (in millions)
Audit Fees	$42.8	$51.9
Audit-Related Fees	4.0	36.1
Tax Fees	7.5	10.8
Total	$54.3	$98.8

Audit Fees for the fiscal years ended September 26, 2008 and September 28, 2007 were for professional services rendered for the audits of the consolidated financial statements of the Company, the 2008 and 2007 audit of internal control, quarterly review of the condensed consolidated financial statements included in Tyco's Quarterly Reports on Form 10-Q, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements. Audit fees for fiscal 2007 include the cost of audit and quarterly review procedures performed on Tyco's Healthcare and Electronics businesses prior to their separation from Tyco International at the end of the third fiscal quarter of 2007.

Audit-Related Fees as of the fiscal year ended September 26, 2008 were primarily related to services performed for divestitures of various businesses, including the Company's Infrastructure Services business. Fees for the fiscal year ended September 28, 2007 were primarily related to work performed on the Separation of the Company into three separate legal entities, representing approximately 72% of the total audit related fees, and for services performed associated with the divestiture of the Company's Infrastructure Services business, representing 22% of the total audit-related fees.

Tax Fees as of the fiscal years ended September 26, 2008 and September 28, 2007 were for tax compliance services.

None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors when the entire Committee is unable to do so. The Chair must report all such pre-approvals to the Audit Committee at the next Committee meeting.

PROPOSAL NUMBER THREE—APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE TYCO 2004 STOCK AND INCENTIVE PLAN

Our shareholders are being asked to consider and vote on a proposal to amend and restate (the "Amendments") the Tyco International Ltd. 2004 Stock and Incentive Plan (the "Plan"). The Amendment of the Plan was approved by our Board of Directors on January 14, subject to the approval of shareholders. Approval of the Amendments to the Plan requires the affirmative vote of a majority of the common shares represented in person or by proxy at the Annual General Meeting.

Awards under the current Plan may be structured to qualify as "performance-based compensation" that is exempt from the $1 million limit on tax-deductible compensation imposed by Section 162(m) of the Internal Revenue Code. To satisfy the requirements that apply to performance-based compensation, and continue the ability to grant performance-based compensation awards, we are requesting shareholder re-approval of the performance measures described in the Plan, which must occur no later than the first shareholder meeting that occurs in the fifth year following the year in which shareholders previously approved the performance measures, which in Tyco's case was 2004. If shareholders approve the Amendments to the Plan, it will be effective as of January 1, 2009. If shareholders do not approve the Amendments to the Plan, the Amendments will have no effect. In such a case, awards may continue to be granted under the Plan as it currently exists without amendment, but Tyco will thereafter be unable to structure certain awards to be exempt from the limitation on tax deductible compensation of $1 million.

The Plan, as amended and restated, would provide benefits that are substantially similar to those provided under the current Plan. No additional shares are being authorized under the amended and restated Plan. The principal changes to the current Plan are:

- the express inclusion of working capital days and customer attrition rates as performance measures under the Plan;
- the inclusion of additional types of equity-based awards (in addition to DSUs) that may be used as a component of the annual remuneration of directors; and
- clarification that for performance cycles longer than 12 months, the maximum amount that may be paid in respect of any 12 month period for either a Short-Term Performance Bonus or a Long-Term Performance Award paid in Performance Units during such cycle is $5 million, regardless of when the amount is actually paid out.

The following is a more detailed summary of the principal changes to the Plan described above. This summary is qualified in its entirety by reference to the complete text of the Plan, as proposed to be amended and restated, which is attached hereto as Appendix A. To the extent that there is a conflict between this summary and the Plan, the terms of the Plan will govern. Any capitalized terms that are used but not defined in this summary have the meaning given to them in the Plan.

Performance Measures.

The Plan provides for Short-Term Performance Bonuses that may be granted in the form of cash or common shares and Long-Term Performance Awards that may be granted in the form of Performance Units, Restricted Units or Restricted Stock. Short-Term Performance Bonuses and Long Term-Performance Awards may be awarded to any Reporting Persons selected by the Committee. The Committee, in its discretion and as set forth in the Award Certificate, will fix the amount, terms and conditions of Short-Term Performance Bonuses and Long-Term Performance Awards, subject to the requirements in the Plan.

Among other requirements, within 90 days of the commencement of a Performance Cycle, the Committee must establish the Performance Measures applicable to the performance based Award. Specifically, the Target Amount of any Short-Term Performance Bonus or any Performance Units that are granted as a Long-Term Performance Award and the Target Vesting Percentage of any Restricted Unit or Share of Restricted Stock that is granted as a Long-Term Performance Award will be determined by reference to the level of performance attained in relation to one or more Performance Measures selected by the Committee. The Performance Measures that the Committee may select under the Plan have not substantially changed since the Plan was last approved by shareholders, although express Performance Measures related to working capital days and customer attrition rates have been included in the list. The Performance Measures consist of any one or combination of the following:

- Net operating profit after taxes;
- Net operating profit after taxes, per Share;
- Return on invested capital;
- Return on assets or net assets;
- Total shareholder return;
- Relative total shareholder return (as compared with a peer group of the Company);
- Earnings before income taxes;
- Earnings per Share;
- Net income;

- Free cash flow;
- Free cash flow per Share;
- Revenue (or any component thereof);
- Revenue growth;
- Working capital days; or
- Subscriber attrition for security services.

In applying Performance Measures, the Committee may, in its discretion, exclude, within the first 90 days of the Performance Cycle, unusual or infrequently occurring charges, the cumulative effect of changes in the law, regulations or accounting treatment, and may determine at the time of grant to exclude other items, each in accordance with GAAP (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management.

Limitation on Awards.

Under the current Plan, the maximum amount that may be paid in cash or common shares to any one employee pursuant to Short-Term Performance Bonuses or Long Term Performance Awards for any Performance Cycle of 12 months is $5 million. We are proposing to amend the Plan to clarify that the maximum amount that may be paid in cash or Shares in respect of such Awards for Performance Cycles of more than 12 month be $5 million per year, adjusted proportionally to reflect the actual length of the Performance Cycle, and regardless of when the Award is actually paid. This adjustment will permit payouts of more than $5 million in a 12-month period in respect of overlapping Performance Cycles, but will continue to limit the amount that may be earned in respect of any 12-month period to $5 million.

Director Awards.

As part of the Amendment, we are proposing to change the types of equity that may be used for Directors annual remuneration. Under the Current plan, directors receive Awards consisting of Deferred Stock Units on the first day of the fiscal year. The value of these Awards are determined by the Board in advance of the grant, but may not exceed $200,000, based upon the aggregate Fair Market Value of the underlying common shares as determined on the date of grant. In the past, directors have received an annual Deferred Stock Unit Award with a Fair Market Value equal to approximately $120,000. As part of the Amendment, we are proposing to broaden the forms of equity that may be used in connection with directors' annual remuneration. We are proposing that the types of Awards that may be used include Shares, Stock Options, Restricted Stock, Restricted Units and/or Deferred Stock Units, or any combination thereof. This change will provide the Board with maximum flexibility in determining what form of equity to use for director remuneration. Awards granted to directors under the Plan will be subject to any vesting schedule that the Committee may determine and set forth in the Award Certificate.

The Board recommends that shareholders vote FOR proposal number three.

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for an approximate fee of $9,500. In addition to the use of the mails, certain Directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees or their nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Presentation of Financial Statements

In accordance with Section 84 of the Companies Act 1981 of Bermuda, Tyco's audited consolidated financial statements for the fiscal year ended September 26, 2008 will be presented at the Annual General Meeting. These statements have been approved by Tyco's Board. There is no requirement under Bermuda law that these statements be approved by shareholders, and no such approval will be sought at the Annual General Meeting.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The telephone number there is (441) 298-9732. If the proposals regarding Tyco's change of domicile to Switzerland are approved by shareholders at the Special General Meeting scheduled to occur immediately after the Annual General Meeting, Tyco's registered address would become: Freier Platz 10, 8200 Schaffhausen, Switzerland

Shareholder Proposals for the 2010 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of the Amended and Restated Bye-laws, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Tyco no later than September 23, 2009. Such proposals should be sent to Tyco's Secretary at our registered address, which prior to the change of domicile is Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. If the change of domicile is approved, our registered address will become Freier Platz 10, 8200 Schaffhausen, Switzerland. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Amended and Restated Bye-laws, and must be a proper subject for shareholder action under Bermuda law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Bermuda law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Bermuda law provides that only Tyco shareholders holding not less than 5% of the total voting rights or 100 or more registered Tyco shareholders together may require a proposal to be submitted to an Annual General Meeting. Generally, notice of such a proposal must be deposited at the registered office of Tyco not less than six weeks before the date of the meeting; unless the meeting is subsequently called for a date six weeks or less after the notice has been deposited. Under Rule 14a-4 under the Exchange Act, proxies may be voted on matters properly brought before a meeting under these procedures in the discretion of the Chairman without additional proxy statement disclosure about the matter unless Tyco is notified about the matter at least 45 days before the first anniversary of the date on which this proxy statement is first mailed to shareholders and the proponents otherwise satisfy the requirements of Rule 14a-4. The deadline under Rule 14a-4 for next year's meeting is December 7, 2009.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 26, 2008, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd., 90 Pitts Bay Road, Second Floor Pembroke HM 08, Bermuda. If the change of domicile is approved at the Special General Meeting on March 12, 2009, copies can be obtained by writing to Attn: Tyco Shareholder Services, Tyco International Ltd, Freier Platz 10, 8200 Schaffhausen, Switzerland.

General

The enclosed proxy is solicited on behalf of Tyco's Board. Unless otherwise directed, proxies held by the Chief Executive Officer or Chief Financial Officer will be voted at the Annual General Meeting (or an adjournment or postponement thereof), FOR the election of all 11 nominees to the Board of Directors named on the proxy card; FOR the re-appointment of the independent auditors and authorizing the Audit Committee of the Board to set their remuneration; and FOR the amendments to the Company's 2004 Stock and Incentive Plan. If any matter other than those described in this Proxy Statement properly comes before the Annual General Meeting, or with respect to any adjournment or postponement thereof, the Chief Executive Officer or Chief Financial Officer will vote the common shares represented by such proxies in accordance with his discretion.

TYCO INTERNATIONAL LTD.
2004 STOCK AND INCENTIVE PLAN
(AMENDED AND RESTATED AS OF JANUARY 1, 2009)

ARTICLE I
PURPOSE

1.1 *Purpose.* The purposes of this Tyco International Ltd. 2004 Stock and Incentive Plan (the "Plan") are to promote the interests of Tyco International Ltd. (and any successor thereto) by (i) aiding in the recruitment and retention of Directors and Employees, (ii) providing incentives to such Directors and Employees by means of performance-related incentives to achieve short-term and long-term performance goals, (iii) providing Directors and Employees an opportunity to participate in the growth and financial success of the Company, and (iv) promoting the growth and success of the Company's business by aligning the financial interests of Directors and Employees with that of the other stockholders of the Company. Toward these objectives, the Plan provides for the grant of Stock Options, Stock Appreciation Rights, Short-Term Performance Bonuses, Long-Term Performance Awards and other Stock-Based Awards.

1.2 *Effective Date; Shareholder Approval; Effective Date of the Amended and Restated Plan.* The Plan, as originally approved by the Company's shareholders on March 25, 2004, was effective as of January 1, 2004. The effective date of this Amended and Restated Plan is January 1, 2009.

ARTICLE II
DEFINITIONS

For purposes of the Plan, the following terms have the following meanings, unless another definition is clearly indicated by particular usage and context:

"*Acquired Company*" means any business, corporation or other entity acquired by the Company or any Subsidiary.

"*Acquired Grantee*" means the grantee of a stock-based award of an Acquired Company and may include a current or former Director of an Acquired Company.

"*Award*" means any form of incentive or performance award granted under the Plan, whether singly or in combination, to a Participant by the Committee pursuant to any terms and conditions that the Committee may establish and set forth in the applicable Award Certificate. Awards granted under the Plan may consist of:

(a) "*Stock Options*" awarded pursuant to Section 4.3;

(b) "*Stock Appreciation Rights*" awarded pursuant to Section 4.3;

(c) "*Short-Term Performance Bonuses*" awarded pursuant to Section 4.4;

(d) "*Long-Term Performance Awards*" awarded pursuant to Section 4.5;

(e) "*Other Stock-Based Awards*" awarded pursuant to Section 4.6;

(f) "*Director Awards*" awarded pursuant to Section 4.7; and

(g) "*Substitute Awards*" awarded pursuant to Section 4.8.

"*Award Certificate*" means the document issued, either in writing or an electronic medium, by the Committee to a Participant evidencing the grant of an Award.

"*Board*" means the Board of Directors of the Company.

"*Cause*" means misconduct that is willfully or wantonly harmful to the Company or any of its Subsidiaries, monetarily or otherwise.

"*Change in Control*" means the first to occur of any of the following events:

(a) any "person" (as defined in Section 13(d) and 14(d) of the Exchange Act), excluding for this purpose, (i) the Company or any Subsidiary or (ii) any employee benefit plan of the Company or any Subsidiary (or any person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan that acquires beneficial ownership of voting securities of the Company), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly of securities of the Company representing more than 30 percent of the combined voting power of the Company's then outstanding securities; provided, however, that no Change in Control will be deemed to have occurred as a result of a change in ownership percentage resulting solely from an acquisition of securities by the Company; or

(b) persons who, as of the Effective Date of the Amended and Restated Plan constitute the Board (the "Incumbent Directors") cease for any reason (including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction) to constitute at least a majority thereof, provided that any person becoming a Director of the Company subsequent to the Effective Date of the Amended and Restated Plan shall be considered an Incumbent Director if such person's election or nomination for election was approved by a vote of at least 50 percent of the Incumbent Directors; but provided further, that any such person whose initial assumption of office is in connection with an actual or threatened proxy contest relating to the election of members of the Board or other actual or threatened solicitation of proxies or consents by or on behalf of a "person" (as defined in Section 13(d) and 14(d) of the Exchange Act) other than the Board, including by reason of agreement intended to avoid or settle any such actual or threatened contest or solicitation, shall not be considered an Incumbent Director; or

(c) consummation of a reorganization, merger or consolidation or sale or other disposition of at least 80 percent of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination, all or substantially all of the individuals and entities who were the beneficial owners of outstanding voting securities of the Company immediately prior to such Business Combination beneficially own directly or indirectly more than 50 percent of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, of the company resulting from such Business Combination (including, without limitation, a company which, as a result of such transaction, owns the Company or all or substantially all of the Company's assets either directly or through one or more Subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the outstanding voting securities of the Company; or

(d) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

"*Change in Control Termination*" shall mean an Employee's Involuntary Termination that occurs during the period beginning 60 days prior to the date of a Change in Control and ending two years after the date of such Change in Control.

"*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Committee*" means the Compensation and Human Resources Committee of the Board or any successor committee or subcommittee of the Board, which Committee is comprised solely of two or more persons who are outside directors within the meaning of Code Section 162(m)(4)(C)(i) and the applicable regulations and "non-employee directors" within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

"*Common Stock*" means the common stock of the Company and such other securities or property as may become subject to Awards pursuant to an adjustment made under Sections 5.3 and 5.4 of the Plan.

"*Company*" means Tyco International Ltd., or any successor thereto.

"*Deferred Stock Unit*" means a Unit granted under Section 4.6 or 4.7 to acquire Shares upon Termination of Employment or Termination of Directorship, subject to any restrictions that the Committee, in its discretion, may determine.

"*Director*" means a member of the Board who is a "non-employee director" within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

"*Disabled*" or "*Disability*" means the inability of the Director or Employee to perform the material duties pertaining to such Director's directorship or such Employee's employment due to a physical or mental injury, infirmity or incapacity for 180 days (including weekends and holidays) in any 365-day period. The existence or nonexistence of a Disability shall be determined by an independent physician selected by the Company and reasonably acceptable to the Director or Employee.

"*Dividend Equivalent*" means an amount equal to the cash dividend or the Fair Market Value of the stock dividend that would be paid on each Share underlying an Award if the Share were duly issued and outstanding on the date on which the dividend is payable.

"*Effective Date*" means January 1, 2004.

"*Effective Date of the Amended and Restated Plan*" means January 1, 2009.

"*Employee*" means any individual who performs services as an officer or employee of the Company or a Subsidiary.

"*Exchange Act*" means the United States Securities Exchange Act of 1934, as amended.

"*Exercise Price*" means the price of a Share, as fixed by the Committee, which may be purchased under a Stock Option or with respect to which the amount of any payment pursuant to a Stock Appreciation Right is determined.

"*Fair Market Value*" of a Share means the closing sales price on the New York Stock Exchange on the date as of which the determination of Fair Market Value is being made or, if no sale is reported for such day, on the next preceding day on which a sale of Shares was reported. Notwithstanding anything to the contrary herein, the Fair Market Value of a Share will in no event be determined to be less than par value.

"*Fair Market Value Stock Option*" means a Stock Option the Exercise Price of which is fixed by the Committee at a price equal to the Fair Market Value of a Share on the date of grant.

"*GAAP*" means United States generally accepted accounting principles.

"*Incentive Stock Option*" means a Stock Option granted under Section 4.3 of the Plan that meets the requirements of Code Section 422 and any related regulations and is designated in the Award Certificate to be an Incentive Stock Option.

"*Involuntary Termination*" means a Termination of Employment of the Participant initiated by the Company or a Subsidiary for any reason other than Cause, Disability or death.

"*Key Employee*" means an Employee who is a "covered employee" within the meaning of Code Section 162(m)(3).

"*Long-Term Performance Award*" means an Award granted under Section 4.5 of the Plan that is paid solely on account of the attainment of a specified performance target in relation to one or more Performance Measures.

"*Non-Employee Director*" means any member of the Board, elected or appointed, who is not otherwise an Employee of the Company or a Subsidiary. An individual who is elected to the Board at an annual meeting of the stockholders of the Company will be deemed to be a member of the Board as of the date of the meeting.

"*Nonqualified Stock Option*" means any Stock Option granted under Section 4.3 of the Plan that is not an Incentive Stock Option.

"*Normal Retirement*" means Termination of Employment on or after a Participant has attained age 60, provided that the sum of the Participant's age and years of service with the Company is 70 or higher.

"*Participant*" means a Director, Employee or Acquired Grantee who has been granted an Award under the Plan.

"*Performance Cycle*" means, with respect to any Award that vests based on Performance Measures, the period of no less than six months over which the level of performance will be assessed. The first Performance Cycle under the Plan will begin on such date as is set by the Committee, in its discretion.

"*Performance Measure*" means, with respect to any Short-Term Performance Bonus or Long-Term Performance Award, the business criteria selected by the Committee to measure the level of performance of the Company during the Performance Cycle. The Committee may select as the Performance Measure for a Performance Cycle any one or a combination of the following Company measures, as interpreted by the Committee, which measures (to the extent applicable) will be determined in accordance with GAAP:

(a) Net operating profit after taxes;

(b) Net operating profit after taxes, per Share;

(c) Return on invested capital;

(d) Return on assets or net assets;

(e) Total shareholder return;

(f) Relative total shareholder return (as compared with a peer group of the Company);

(g) Earnings before income taxes;

(h) Earnings per Share;

(i) Net income;

(j) Free cash flow;

(k) Free cash flow per Share;

(l) Revenue (or any component thereof);

(m) Revenue growth;

(n) Working capital days; or

(o) Subscriber attrition for security services..

"*Performance Unit*" means a Long-Term Performance Award denominated in dollar Units.

"*Plan*" means the Tyco International Ltd. 2004 Stock and Incentive Plan, as it may be amended from time to time.

"*Premium-Priced Stock Option*" means a Stock Option, the Exercise Price of which is fixed by the Committee at a price that exceeds the Fair Market Value of a Share on the date of grant.

"*Reporting Person*" means a Director or an Employee who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

"*Restricted Stock*" means Shares issued pursuant to Section 4.6 that are subject to any restrictions that the Committee, in its discretion, may impose.

"*Restricted Unit*" means a Unit granted under Section 4.6 to acquire Shares or an equivalent amount in cash, which Unit is subject to any restrictions that the Committee, in its discretion, may impose.

"*Securities Act*" means the United States Securities Act of 1933, as amended.

"*Share*" means a share of Common Stock.

"*Short-Term Performance Bonus*" means an Award of cash or Shares granted under Section 4.4 of the Plan that is paid solely on account of the attainment of a specified performance target in relation to one or more Performance Measures.

"*Stock Appreciation Right*" means a right granted under Section 4.3 of the Plan in an amount in cash or Shares equal to any difference between the Fair Market Value of the Shares as of the date on which the right is exercisedand the Exercise Price, where the number of shares subject to each Stock Appreciation Right is set forth on or before the grant date.

"*Stock-Based Award*" means an Award granted under Section 4.6 of the Plan and denominated in Shares.

"*Stock Option*" means a right granted under Section 4.3 of the Plan to purchase from the Company a stated number of Shares at a specified price. Stock Options awarded under the Plan may be in the form of Incentive Stock Options or Nonqualified Stock Options.

"*Subsidiary*" means a subsidiary company of the Company; provided, that in the case of any Award that provides deferred compensation subject to Code Section 409A, "Subsidiary" shall not include any subsidiary company as defined above unless such company is within a controlled group of corporations with the Company as defined in Code Sections 1563(a)(1), (2) and (3) where the phrase "at least 50%" is substituted in each place "at least 80%" appears or is with the Company part of a group of trades or businesses under common control as defined in Code Section 414(c) and Treas. Reg. § 1.414(c)-2 where the phrase "at least 50%" is substituted in each place "at least 80%" appears, provided, however, that when the relevant determination is to be based upon legitimate business criteria (as described in Treas. Reg. § 1.409A-1(b)(5)(iii)(E) and § 1.409A-1(h)(3)), the phrase "at least 20%" shall be substituted in each place "at least 80%" appears as described above with respect to both a controlled group of corporations and a group of trades or business under common control.

"*Target Amount*" means a target Award under this Plan if the relevant Performance Measure is fully (100%) attained, as determined by the Committee.

"*Target Vesting Percentage*" means the percentage of performance-based Restricted Units or Shares of Restricted Stock that will vest if the Performance Measure is fully (100%) attained, as determined by the Committee.

"*Termination of Directorship*" means the date of cessation of a Director's membership on the Board for any reason, with or without Cause, as determined by the Company.

"*Termination of Employment*" means the date of cessation of an Employee's employment relationship with the Company or a Subsidiary for any reason, with or without Cause, as determined by the Company.

"*Unit*" means, for purposes of Performance Units, the potential right to an Award equal to a specified amount denominated in such form as is deemed appropriate in the discretion of the Committee and, for purposes of Restricted Units or Deferred Stock Units, the potential right to acquire one Share.

ARTICLE III
ADMINISTRATION

3.1 *Committee.* The Plan will be administered by the Committee.

3.2 *Authority of the Committee.* The Committee or, to the extent required by applicable law, the Board, will have the authority, in its sole and absolute discretion and subject to the terms of the Plan, to:

(a) Interpret and administer the Plan and any instrument or agreement relating to the Plan;

(b) Prescribe the rules and regulations that it deems necessary for the proper operation and administration of the Plan, and amend or rescind any existing rules or regulations relating to the Plan;

(c) Select Employees to receive Awards under the Plan;

(d) Determine the form of an Award, the number of Shares subject to each Award, all the terms and conditions of an Award, including, without limitation, the conditions on exercise or vesting, the designation of Stock Options as Incentive Stock Options or Nonqualified Stock Options, and the circumstances in which an Award may be settled in cash or Shares or may be cancelled, forfeited or suspended, and the terms of the Award Certificate;

(e) Determine whether Awards will be granted singly, in combination or in tandem;

(f) Establish and interpret Performance Measures in connection with Short-Term Performance Bonuses and Long-Term Performance Awards, evaluate the level of performance over a Performance Cycle and certify the level of performance attained with respect to Performance Measures;

(g) Except as provided in Section 6.1, waive or amend any terms, conditions, restriction or limitation on an Award, except that the prohibition on the repricing of Stock Options and Stock Appreciation Rights, as described in Section 4.3(g), may not be waived and further provided that any such waiver or amendment shall either comply with the requirements of Section 409A or preserve any exemption from the application of Code Section 409A;

(h) Make any adjustments to the Plan (including but not limited to adjustment of the number of Shares available under the Plan or any Award) and any Award granted under the Plan as may be appropriate pursuant to Sections 5.3 and 5.4;

(i) Determine and set forth in the applicable Award Certificate the circumstances under which Awards may be deferred and the extent to which a deferral will be credited with Dividend Equivalents and interest thereon;

(j) Determine whether a Nonqualified Stock Option or Restricted Share may be transferable to family members, a family trust or a family partnership;

(k) Establish any subplans and make any modifications to the Plan or to Awards made hereunder (including the establishment of terms and conditions not otherwise inconsistent with the terms of the Plan) that the Committee may determine to be necessary or advisable for grants made in countries outside the United States to comply with, or to achieve favorable tax treatment under, applicable foreign laws or regulations;

(l) Appoint such agents as it shall deem appropriate for proper administration of the Plan; and

(m) Take any and all other actions it deems necessary or advisable for the proper operation or administration of the Plan.

3.3 *Effect of Determinations.* All determinations of the Committee will be final, binding and conclusive on all persons having an interest in the Plan.

3.4 *Delegation of Authority.* The Board or, if permitted under applicable corporate law, the Committee, in its discretion and consistent with applicable law and regulations, may delegate to the Chief Executive Officer of the Company or any other officer or group of officers as it deems to be advisable, the authority to select Employees to receive an Award and to determine the number of Shares under any such Award, subject to any terms and conditions that the Board or the Committee may establish. When the Board or the Committee delegates authority pursuant to the foregoing sentence, it will limit, in its discretion, the number of Shares or aggregate value that may be subject to Awards that the delegate may grant. Only the Committee will have authority to grant and administer Awards to Directors, Key Employees and other Reporting Persons or to delegates of the Committee, and to establish and certify Performance Measures. Should the Chief Executive Officer of the Company or any other officer or group of officers act under such delegation, he, she, or they shall report the nature and scope of such Awards granted under such delegation to the Board, or the Committee, whichever has delegated such authority, at the next regularly scheduled meeting of the Board or the Committee, as the case may be.

3.5 *Employment of Advisors.* The Committee may employ attorneys, consultants, accountants and other advisors, and the Committee, the Company and the officers and directors of the Company may rely upon the advice, opinions or valuations of the advisors so employed.

3.6 *No Liability.* No member of the Committee or any person acting as a delegate of the Committee with respect to the Plan will be liable for any losses resulting from any action, interpretation or construction made in good faith with respect to the Plan or any Award granted under the Plan.

ARTICLE IV
AWARDS

4.1 *Eligibility.* All Participants and Employees are eligible to be designated to receive Awards granted under the Plan, except as otherwise provided in this Article IV.

4.2 *Form of Awards.* Awards will be in the form determined by the Committee, in its discretion, and will be evidenced by an Award Certificate. Awards may be granted singly or in combination or in tandem with other Awards.

4.3 *Stock Options and Stock Appreciation Rights.* The Committee may grant Stock Options and Stock Appreciation Rights under the Plan to those Employees whom the Committee may from time to time select, in the amounts and pursuant to the other terms and conditions that the Committee, in its discretion, may determine and set forth in the Award Certificate, subject to the provisions below:

(a) *Form.* Stock Options granted under the Plan will, at the discretion of the Committee and as set forth in the Award Certificate, be in the form of Incentive Stock Options, Nonqualified Stock Options or a combination of the two. If an Incentive Stock Option and a Nonqualified Stock Option are granted to the same Participant under the Plan at the same time, the form of each will be clearly identified, and they will be deemed to have been granted in separate grants. In no event will the exercise of one Award affect the right to exercise the other Award. Stock Appreciation Rights may be granted either alone or in connection with concurrently or previously granted Nonqualified Stock Options.

(b) *Exercise Price.* The Committee will set the Exercise Price of Fair Market Value Stock Options or Stock Appreciation Rights granted under the Plan at a price that is equal to the Fair Market Value of a Share on the date of grant, subject to adjustment as provided in Sections 5.3 and 5.4. The Committee will set the Exercise Price of Premium-Priced Stock Options at a price that is higher than the Fair Market Value of a Share as of the date of grant, provided that such price is no higher than 150 percent of such Fair Market Value. The Exercise Price of Incentive Stock Options will be equal to or greater than 110 percent of the Fair Market Value of a Share as of the date of grant if the Participant receiving the Stock Options owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any Subsidiary, as defined in Code Section 424. The Exercise Price of a Stock Appreciation Right granted in tandem with a Stock Option will equal the Exercise Price of the related Stock Option. The Committee will set forth the Exercise Price of a Stock Option or Stock Appreciation Right in the Award Certificate. Stock Options granted under the Plan will, at the discretion of the Committee and as set forth in the Award Certificate, be Fair Market Value Stock Options, Premium-Priced Stock Options or a combination of Fair Market Value Stock Options and Premium-Priced Stock Options.

(c) *Term and Timing of Exercise.* Each Stock Option or Stock Appreciation Right granted under the Plan will be exercisable in whole or in part, subject to the following conditions, unless determined otherwise by the Committee:

(i) The Committee will determine and set forth in the Award Certificate the date on which any Award of Stock Options or Stock Appreciation Rights to a Participant may first be exercised. Unless the applicable Award Certificate provides otherwise, a Stock Option or Stock Appreciation Right will become exercisable in equal annual installments over a period of four years beginning immediately after the date on which the Stock Option or Stock Appreciation Right was granted, and will lapse 10 years after the date of grant, except as otherwise provided herein.

(ii) Unless the applicable Award Certificate provides otherwise, upon the death, Disability or Normal Retirement of a Participant who has outstanding Stock Options or Stock Appreciation Rights, the unvested Stock Options or Stock Appreciation Rights will vest. Unless the applicable Award Certificate provides otherwise, the Participant's Stock Options and Stock Appreciation Rights will lapse, and will not thereafter be exercisable, upon the earlier of (A) their original expiration date or (B) the date that is three years after the date on which the Participant dies, incurs a Disability or incurs a Normal Retirement.

(iii) Unless the applicable Award Certificate provides otherwise, upon the Termination of Employment of a Participant for any reason other than the Participant's death, Disability or Normal Retirement or due to a Change in Control, if the Participant has attained age 55, and the sum of the Participant's age and years of service with the Company is 60 or higher, a pro rata portion of the Participant's Stock Options and Stock Appreciation Rights will vest so that the total number of vested Stock Options or Stock Appreciation Rights held by the Participant at Termination of Employment (including those that have already vested as of such date) will be equal to (A) the total number of Stock Options or Stock Appreciation Rights originally granted to the Participant under each Award multiplied by (ii) a fraction, the numerator of which is the period of time (in whole months) that have elapsed since the date of grant, and the denominator of which is four years (or such other applicable vesting term as is set forth in the Award Certificate). Unless the Award Certificate provides otherwise, such Participant's Stock Options and Stock Appreciation Rights will lapse, and will not thereafter be exercisable, upon the earlier of (A) their original expiration date or (B) the date that is three years after the date of Termination of Employment.

(iv) Upon the Termination of Employment of a Participant that does not meet the requirements of paragraphs (ii) or (iii) above, any unvested Stock Options or Stock Appreciation Rights will be forfeited unless the Award Certificate provides otherwise. Any Stock Options or Stock Appreciation Rights that are vested as of such Termination of Employment will lapse, and will not thereafter be exercisable, upon the earlier of (A) their original expiration date or (B) the date that is six months after the date of such Termination of Employment, unless the Award Certificate provides otherwise.

(v) Stock Options and Stock Appreciation Rights of a deceased Participant may be exercised only by the estate of the Participant or by the person given authority to exercise the Stock Options or Stock Appreciation Rights by the Participant's will or by operation of law. If a Stock Option or Stock Appreciation Right is exercised by the executor or administrator of a deceased Participant, or by the person or persons to whom the Stock Option or Stock Appreciation Right has been transferred by the Participant's will or the applicable laws of descent and distribution, the Company will be under no obligation to deliver Shares or cash until the Company is satisfied that the person exercising the Stock Option or Stock Appreciation Right is the duly appointed executor or administrator of the deceased Participant or the person to whom the Stock Option or Stock Appreciation Right has been transferred by the Participant's will or by applicable laws of descent and distribution.

(vi) A Stock Appreciation Right granted in tandem with a Stock Option is subject to the same terms and conditions as the related Stock Option and will be exercisable only to the extent that the related Stock Option is exercisable.

(d) *Payment of Exercise Price.* The Exercise Price of a Stock Option must be paid in full when the Stock Option is exercised. Stock certificates will be registered and delivered only upon receipt of payment. Payment of the Exercise Price may be made in cash or by certified check, bank draft, wire transfer, or postal or express money order, provided that the format is approved by the Company or a designated third-party administrator. The Committee, in its discretion may also allow payment to be made by any of the following methods, as set forth in the Award Certificate:

(i) Delivering a properly executed exercise notice to the Company or its agent, together with irrevocable instructions to a broker to deliver to the Company, within the typical settlement cycle for the sale of equity securities on the relevant trading market (or otherwise in accordance with the provisions of Regulation T issued by the Federal Reserve Board), the amount of sale proceeds with respect to the portion of the Shares to be acquired having a Fair Market Value on the date of exercise equal to the sum of the applicable portion of the Exercise Price being so paid;

(ii) Tendering (actually or by attestation) to the Company previously acquired Shares that have been held by the Participant for at least six months, subject to paragraph (iv), and that have a Fair Market Value on the day prior to the date of exercise equal to the applicable portion of the Exercise Price being so paid, provided that the Board has specifically approved the repurchase of such Shares (unless such approval is not required by the terms of the bye-laws of the Company) and the Committee has determined that, as of the date of repurchase, the Company is, and after the repurchase will continue to be, able to pay its liabilities as they become due; or

(iii) Provided such payment method has been expressly authorized by the Board or the Committee in advance and subject to any requirements of applicable law and regulations, instructing the Company to reduce the number of Shares that would otherwise be issued by such number of Shares as have in the aggregate a Fair Market Value on the date of exercise equal to the applicable portion of the Exercise Price being so paid.

(iv) The Committee, in consideration of applicable accounting standards, may waive any holding period on Shares required to tender pursuant to clause (ii).

(e) *Incentive Stock Options.* Incentive Stock Options granted under the Plan will be subject to the following additional conditions, limitations and restrictions:

(i) *Eligibility.* Incentive Stock Options may be granted only to Employees of the Company or a Subsidiary that is a subsidiary of the Company within the meaning of Code Section 424.

(ii) *Timing of Grant.* No Incentive Stock Option will be granted under the Plan after the 10-year anniversary of the date on which the Plan is adopted by the Board or, if earlier, the date on which the Plan is approved by the Company's stockholders.

(iii) *Amount of Award.* Subject to Sections 5.3 and 5.4 of the Plan, no more than 10 million Shares may be available for grant in the form of Incentive Stock Options. The aggregate Fair Market Value (as of the date of grant) of the Shares with respect to which the Incentive Stock Options awarded to any Employee first become exercisable during any calendar year may not exceed $100,000 (U.S.). For purposes of this $100,000 (U.S.) limit, the Employee's Incentive Stock Options under this Plan and all other plans maintained by the Company and its Subsidiaries will be aggregated. To the extent any Incentive Stock Option would exceed the $100,000 (U.S.) limit, the Incentive Stock Option will afterwards be treated as a Nonqualified Stock Option to the extent required by the Code and underlying regulations and rulings.

(iv) *Timing of Exercise.* If the Committee exercises its discretion in the Award Certificate to permit an Incentive Stock Option to be exercised by a Participant more than three months after the Participant has ceased being an Employee (or more than 12 months if the Participant is permanently and totally disabled, within the meaning of Code Section 22(e)), the Incentive Stock Option will afterwards be treated as a Nonqualified Stock Option to the extent required by the Code and underlying regulations and rulings. For purposes of this paragraph (iv), an Employee's employment relationship will be treated as continuing intact while the Employee is on military leave, sick leave or another approved leave of absence if the period of leave does not exceed 90 days, or a longer period to the extent that the Employee's right to reemployment with the Company or a Subsidiary is guaranteed by statute or by contract. If the period of leave exceeds 90 days and the Employee's right to reemployment is not guaranteed by statute or contract, the employment relationship will be deemed to have ceased on the 91st day of the leave.

(v) *Transfer Restrictions.* In no event will the Committee permit an Incentive Stock Option to be transferred by an Employee other than by will or the laws of descent and distribution, and any Incentive Stock Option awarded under this Plan will be exercisable only by the Employee during the Employee's lifetime.

(f) *Exercise of Stock Appreciation Rights.* Upon exercise of a Participant's Stock Appreciation Rights, the Company will pay cash or Shares or a combination of cash and Shares, in the discretion of the Committee and as described in the Award Certificate. Cash payments will be equal to the excess of the Fair Market Value of a Share on the date of exercise over the Exercise Price, for each Share for which a Stock Appreciation Right was exercised. If Shares are paid for the Stock Appreciation Right, the Participant will receive a number of whole Shares equal to the quotient of the cash payment amount divided by the Fair Market Value of a Share on the date of exercise.

(g) *No Repricing.* Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the Exercise Price of outstanding Stock Options or Stock Appreciation Rights or to cancel outstanding Stock Options or Stock Appreciation rights in exchange for cash, other Awards or Stock Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Stock Options or Stock Appreciation Rights without shareholder approval.

4.4 *Short-Term Performance Bonuses.* The Committee may grant Short-Term Performance Bonuses under the Plan in the form of cash or Shares to the Reporting Persons that the Committee may from time to time select, in the amounts and pursuant to the terms and conditions that the Committee may determine and set forth in the Award Certificate, subject to the provisions below:

(a) *Performance Cycles.* Short-Term Performance Bonuses will be awarded in connection with a 12-month Performance Cycle, which will be the fiscal year of the Company.

(b) *Eligible Participants.* Within 90 days after the commencement of a Performance Cycle, or such shorter period as complies with the applicable requirements of Code Section 162(m) and applicable regulations thereunder, the Committee will determine the Reporting Persons who will be eligible to receive a Short-Term Performance Bonus under the Plan.

(c) *Performance Measures; Targets; Award Criteria.*

(i) Within 90 days after the commencement of a Performance Cycle, or such shorter or longer period as complies with the applicable requirements of Code Section 162(m) and applicable regulations thereunder, the Committee will fix and establish in writing (A) the Performance Measures that will apply to that Performance Cycle; (B) the Target Amount payable to each Participant; and (C) subject to subsection (d) below, the criteria for computing the amount that will be paid with respect to each level of attained performance. The Committee will also set forth the minimum level of performance, based on objective factors, that must be attained during the Performance Cycle before any Short-Term Performance Bonus will be paid and the percentage of the Target Amount that will become payable upon attainment of various levels of performance that equal or exceed the minimum required level.

(ii) The Committee may, in its discretion, select Performance Measures that measure the performance of the Company or one or more business units, divisions or Subsidiaries of the Company. The Committee may select Performance Measures that are absolute or relative to the performance of one or more comparable companies or an index of comparable companies.

(iii) The Committee, in its discretion, may, on a case-by-case basis, reduce, but not increase, the amount payable to any Reporting Person with respect to any given Performance

Cycle, provided, however, that no such reduction will result in an increase in the amount payable under any Short-Term Performance Bonus of any Key Employee.

(d) *Payment, Certification.* No Short-Term Performance Bonus will vest with respect to any Reporting Person until the Committee certifies in writing the level of performance attained for the Performance Cycle in relation to the applicable Performance Measures. In applying Performance Measures, the Committee may, in its discretion, exclude unusual or infrequently occurring items (including any event listed in Sections 5.3 and 5.4 and the cumulative effect of changes in the law, regulations or accounting rules), and may determine no later than ninety (90) days or such shorter period as complies with the applicable requirements of Code Section 162(m) and applicable regulations thereunder, after the commencement of any applicable Performance Cycle to exclude other items, each determined in accordance with GAAP (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management.

(e) *Form of Payment.* Short-Term Performance Bonuses will be paid in cash or Shares. All such Performance Bonuses shall be paid no later than the 15th day of the third month following the end of the calendar year (or, if later, following the end of the Company's fiscal year) in which such Performance Bonuses are no longer subject to a substantial risk of forfeiture (as determined for purposes of Code Section 409A), except to the extent that a Participant has elected to defer payment under the terms of a duly authorized deferred compensation arrangement, in which case the terms of such arrangement shall govern.

(f) *Code Section 162(m).* It is the intent of the Company that Short-Term Performance Bonuses be "performance-based compensation" for purposes of Code Section 162(m), that this Section 4.4 be interpreted in a manner that satisfies the applicable requirements of Code Section 162(m)(C) and related regulations, and that the Plan be operated so that the Company may take a full tax deduction for Short-Term Performance Bonuses. If any provision of this Plan or any Short-Term Performance Bonus would otherwise frustrate or conflict with this intent, the provision will be interpreted and deemed amended so as to avoid this conflict.

(g) *Acceleration.* Each Participant who has been granted a Short-Term Performance Bonus that is outstanding as of the date of a Change in Control will be deemed to have achieved a level of performance, as of the date of Change in Control, that would cause all (100%) of the Participant's Target Amount to become payable.

4.5 *Long-Term Performance Awards.* The Committee may grant Long-Term Performance Awards under the Plan in the form of Performance Units, Restricted Units or Restricted Stock to any Reporting Person who the Committee may from time to time select, in the amounts and pursuant to the terms and conditions that the Committee may determine and set forth in the Award Certificate, subject to the provisions below:

(a) *Performance Cycles.* Long-Term Performance Awards will be awarded in connection with a Performance Cycle, as determined by the Committee in its discretion, provided, however, that a Performance Cycle may be no shorter than 12 months and no longer than 5 years.

(b) *Eligible Participants.* Within 90 days after the commencement of a Performance Cycle, the Committee will determine the Reporting Persons who will be eligible to receive a Long-Term Performance Award for the Performance Cycle, provided that the Committee may determine the eligibility of any Reporting Person other than a Key Employee after the expiration of this 90-day or longer period.

(c) *Performance Measures; Targets; Award Criteria.*

(i) Within 90 days after the commencement of a Performance Cycle, the Committee will fix and establish in writing (A) the Performance Measures that will apply to that Performance Cycle; (B) with respect to Performance Units, the Target Amount payable to each Participant; (C) with respect to Restricted Units and Restricted Stock, the Target Vesting Percentage for each Participant; and (D) subject to subsection (d) below, the criteria for computing the amount that will be paid or will vest with respect to each level of attained performance. The Committee will also set forth the minimum level of performance, based on objective factors, that must be attained during the Performance Cycle before any Long-Term Performance Award will be paid or vest, and the percentage of Performance Units that will become payable and the percentage of performance-based Restricted Units or Shares of Restricted Stock that will vest upon attainment of various levels of performance that equal or exceed the minimum required level.

(ii) The Committee may, in its discretion, select Performance Measures that measure the performance of the Company or one or more business units, divisions or Subsidiaries of the Company. The Committee may select Performance Measures that are absolute or relative to the performance of one or more comparable companies or an index of comparable companies.

(iii) The Committee, in its discretion, may, on a case-by-case basis, reduce, but not increase, the amount of Long-Term Performance Awards payable to any Reporting Person with respect to any given Performance Cycle, provided, however, that no reduction will result in an increase in the dollar amount or number of Shares payable under any Long-Term Performance Award of a Key Employee.

(d) *Payment, Certification.* No Long-Term Performance Award will vest with respect to any Reporting Person until the Committee certifies in writing the level of performance attained for the Performance Cycle in relation to the applicable Performance Measures. Long-Term Performance Awards awarded to Reporting Persons who are not Key Employees will be based on the Performance Measures and payment formulas that the Committee, in its discretion, may establish for these purposes. These Performance Measures and formulas may be the same as or different than the Performance Measures and formulas that apply to Key Employees.

In applying Performance Measures, the Committee may, in its discretion, exclude unusual or infrequently occurring items (including any event listed in Sections 5.3 and 5.4) and the cumulative effect of changes in the law, regulations or accounting rules, and may determine no later than ninety (90) days after the commencement of any applicable Performance Cycle or such shorter or longer period as complies with the applicable requirements of Code Section 162(m) and applicable regulations thereunder to exclude other items, each determined in accordance with GAAP (to the extent applicable) and as identified in the financial statements, notes to the financial statements or discussion and analysis of management.

(e) *Form of Payment.* Long-Term Performance Awards in the form of Performance Units may be paid in cash or full Shares, in the discretion of the Committee, and as set forth in the Award Certificate. Performance-based Restricted Units and Restricted Stock will be paid in full Shares. Payment with respect to any fractional Share will be in cash in an amount based on the Fair Market Value of the Share as of the date the Performance Unit becomes payable. All such Long-Term Performance Awards shall be paid no later than the 15th day of the third month following the end of the calendar year (or, if later, following the end of the Company's fiscal year) in which such Long-Term Performance Awards are no longer subject to a substantial risk of forfeiture (as determined for purposes of Code Section 409A), except as otherwise provided in the applicable Award Certificate or to the extent that a Participant has elected to defer payment under the terms of a duly authorized deferred compensation arrangement, in which case the terms of such arrangement shall govern.

(f) *Code Section 162(m).* It is the intent of the Company that Long-Term Performance Awards be "performance-based compensation" for purposes of Code Section 162(m), that this Section 4.5 be interpreted in a manner that satisfies the applicable requirements of Code Section 162(m)(C) and related regulations, and that the Plan be operated so that the Company may take a full tax deduction for Long-Term Performance Awards. If any provision of this Plan or any Long-Term Performance Award would otherwise frustrate or conflict with this intent, the provision will be interpreted and deemed amended so as to avoid this conflict.

(g) *Retirement.* If a Participant would be entitled to a Long-Term Performance Award but for the fact that the Participant's employment with the Company terminated prior to the end of the Performance Cycle, the Participant may, in the Committee's discretion, receive a Long-Term Performance Award, prorated for the portion of the Performance Cycle that the Participant completed and payable at the same time after the end of the Performance Cycle that payments to other Long-Term Performance Award recipients are made, if the sum of the Participant's age and years of service with the Company was 60 or higher at the time of Termination of Employment or if the Participant retired under a Normal Retirement. The prorated amount of any such Long-Term Performance Award paid due to retirement shall be determined based upon the actual performance achieved during the performance period relative to the pre-established goals for such performance.

4.6 *Other Stock-Based Awards.* The Committee may, from time to time, grant Awards (other than Stock Options, Stock Appreciation Rights, Short-Term Performance Bonuses or Long-Term Performance Awards) to any Employee who the Committee may from time to time select, which Awards consist of, or are denominated in, payable in, valued in whole or in part by reference to, or otherwise related to, Shares. These Awards may include, among other forms, Restricted Stock, Restricted Units, or Deferred Stock Units. The Committee will determine, in its discretion, the terms and conditions that will apply to Awards granted pursuant to this Section 4.6, which terms and conditions will be set forth in the applicable Award Certificate.

(a) *Vesting.* Unless the Award Certificate provides otherwise, restrictions on Stock-Based Awards granted under this Section 4.6 will lapse in equal annual installments over a period of four years beginning immediately after the date of grant. If the restrictions on Stock-Based Awards have not lapsed or been satisfied as of the Participant's Termination of Employment, the Shares will be forfeited by the Participant if the termination is for any reason other than the Normal Retirement, death or Disability of the Participant or a Change in Control, except that the Award will vest pro rata with respect to the portion of the four-year vesting term (or such other vesting term as is set forth in the Award Certificate) that the Participant has completed if the Participant has attained age 55, the sum of the Participant's age and years of service with the Company is 60 or higher and the Participant has satisfied all other applicable conditions established by the Committee with respect to such pro rata vesting. Unless the Award Certificate provides otherwise, all restrictions on Stock-Based Awards granted pursuant to this Section 4.6 will lapse upon the Normal Retirement, death or Disability of the Participant or a Change in Control Termination.

(b) *Grant of Restricted Stock.* The Committee may grant Restricted Stock to any Employee, which Shares will be registered in the name of the Participant and held for the Participant by the Company. The Participant will have all rights of a stockholder with respect to the Shares, including the right to vote and to receive dividends or other distributions, except that the Shares may be subject to a vesting schedule and will be forfeited if the Participant attempts to sell, transfer, assign, pledge or otherwise encumber or dispose of the Shares before the restrictions are satisfied or lapse.

(c) *Grant of Restricted Units.* The Committee may grant Restricted Units to any Employee, which Units will be paid in cash or whole Shares or a combination of cash and Shares, in the discretion of the Committee, when the restrictions on the Units lapse and any other conditions set forth in the Award Certificate have been satisfied. For each Restricted Unit that vests, one Share will be paid or an amount in cash equal to the Fair Market Value of a Share as of the date on which the Restricted Unit vests.

(d) *Grant of Deferred Stock Units.* The Committee may grant Deferred Stock Units to any Employee, which Units will be paid in whole Shares upon the Employee's Termination of Employment if the restrictions on the Units have lapsed. One Share will be paid for each Deferred Stock Unit that becomes payable.

(e) *Dividends and Dividend Equivalents.* At the discretion of the Committee and as set forth in the applicable Award Certificate, dividends issued on Shares may be paid immediately or withheld and deferred in the Participant's account. In the event of a payment of dividends on Common Stock, the Committee may credit Restricted Units with Dividend Equivalents in accordance with terms and conditions established in the discretion of the Committee. Dividend Equivalents will be subject to such vesting terms as are determined by the Committee and may be distributed immediately or withheld and deferred in the Participant's account as determined by the Committee and set forth in the applicable Award Certificate. Deferred Stock Units may, in the discretion of the Committee and as set forth in the Award Certificate, be credited with Dividend Equivalents or additional Deferred Stock Units. The number of any Deferred Stock Units credited to a Participant's account upon the payment of a dividend will be equal to the quotient produced by dividing the cash value of the dividend by the Fair Market Value of one Share as of the date the dividend is paid. The Committee will determine any terms and conditions on deferral of a dividend or Dividend Equivalent, including the rate of interest to be credited on deferral and whether interest will be compounded.

4.7 *Director Awards.*

(a) As of the first day following the annual general meeting of shareholders, the Committee will grant Deferred Stock Units, Shares, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units, or any combination thereof, to each Director in such an amount as the Board, in its discretion, may approve in advance, provided that the aggregate Fair Market Value of the Shares underlying the Deferred Stock Units, Shares, Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Units, or any combination thereof, granted to any Director in a year may not exceed $200,000 (U.S.) determined as of the date of grant. Each such Deferred Stock Unit, Share, Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Unit, or any combination thereof will vest as determined by the Committee and set forth in the Award Certificate and for Awards other than Stock Options will be paid in Shares within 30 days following the recipient's Termination of Directorship. Dividend Equivalents or additional Deferred Stock Units, Shares, Stock Appreciation Rights, Restricted Stock, Restricted Units, or any combination thereof, will be credited to each Director's account when dividends are paid on Common Stock to the shareholders, and will be paid to the Director at the same time that the Deferred Stock Units, Shares, Stock Appreciation Rights, Restricted Stock, Restricted Units, or any combination thereof, are paid to the Director.

(b) The Committee may, in its discretion, grant Stock Options, Stock Appreciation Rights and other Stock-Based Awards to Directors, provided that in no event may a Director in any fiscal year be granted more than 10,000 Shares pursuant to such Awards, excluding awards made under Section 4.7(a), in whatever form.

4.8 *Substitute Awards.* The Committee may make Awards under the Plan to Acquired Grantees through the assumption of, or in substitution for, outstanding stock-based awards previously granted to such Acquired Grantees. Such assumed or substituted Awards will be subject to the terms and conditions of the original awards made by the Acquired Company, with such adjustments therein as the Committee considers appropriate to give effect to the relevant provisions of any agreement for the acquisition of the Acquired Company, provided that any such adjustment with respect to Nonqualified Stock Options and Stock Appreciation Rights shall satisfy the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D) and otherwise ensures that such awards continue to be exempt from Code Section 409A and provided that any adjustment to Awards that are subject to Code Section 409A is in compliance with Code Section 409A and the regulations and rulings thereunder. Any grant of Incentive Stock Options pursuant to this Section 4.8 will be made in accordance with Code Section 424 and any final regulations published thereunder.

4.9 *Limit on Individual Grants.* Subject to Sections 5.1, 5.3 and 5.4, no Employee may be granted more than 6 million Shares over any calendar year pursuant to Awards of Stock Options, Stock Appreciation Rights and performance-based Restricted Stock and Restricted Units, except that an incentive Award of no more than 10 million Shares may be made pursuant to Stock Options, Stock Appreciation Rights and performance-based Restricted Stock and Restricted Units to any person who has been hired within the calendar year as a Reporting Person. The maximum amount that may be paid in cash or Shares pursuant to Short-Term Performance Bonuses or Long-Term Performance Awards paid in Performance Units to any one Employee is $5 million (U.S.) for any Performance Cycle of 12 months. For any longer Performance Cycle, this maximum will be adjusted proportionally so that the amount paid in cash or Shares pursuant to Short-Term Performance Bonuses or Long-Term Performance Awards paid in Performance Units to any one Employee relating to a Performance Cycle of more than 12 months is prorated among the number of periods of 12 months included within the Performance Cycle for purposes of this section in determining the application of the $5 million limitation for any 12-month Performance Cycle.

4.10 *Termination for Cause.* Notwithstanding anything to the contrary herein, if a Participant incurs a Termination of Directorship or Termination of Employment for Cause, then all Stock Options, Stock Appreciation Rights, Short-Term Performance Bonuses, Long-Term Performance Awards, Restricted Units, Restricted Stock and other Stock-Based Awards will immediately be cancelled. The exercise of any Stock Option or Stock Appreciation Right or the payment of any Award may be delayed, in the Committee's discretion, in the event that a potential termination for Cause is pending, subject to ensuring an exemption from or compliance with Code Section 409A and the underlying regulations and rulings.

ARTICLE V
SHARES SUBJECT TO THE PLAN; ADJUSTMENTS

5.1 *Shares Available.* The Shares issuable under the Plan will be authorized but unissued Shares, and, to the extent permissible under applicable law, Shares acquired by the Company, any Subsidiary or any other person or entity designated by the Company. The total number of Shares with respect to which Awards may be issued under the Plan may equal, but may not exceed, 160 million Shares, and subject to adjustment in accordance with Sections 5.3 and 5.4; provided that when Shares are issued pursuant to a grant of Restricted Stock, Restricted Units, Deferred Stock Units, Performance Units or as payment of a Short-Term Performance Bonus or Long-Term Performance Award or other Stock-Based Award, the total number of Shares remaining available for grant will be decreased by a margin of at least 1.8 per Share issued. No more than 10 million Shares of the total Shares issuable under the Plan may be available for grant in the form of Incentive Stock Options.

5.2 *Counting Rules.* The following Shares related to Awards under this Plan may again be available for issuance under the Plan, in addition to the Shares described in Section 5.1:

(a) Shares related to Awards paid in cash;

(b) Shares related to Awards that expire, are forfeited or cancelled, or terminate for any other reason without issuance of Shares;

(c) Shares that are tendered or withheld in payment of all or part of the Exercise Price of a Stock Option awarded under this Plan, or in satisfaction of withholding tax obligations arising under this Plan;

(d) Any Shares issued in connection with Awards that are assumed, converted or substituted as a result of the acquisition of an Acquired Company by the Company or a combination of the Company with another company; and

(e) Any Shares of Restricted Stock that are returned to the Company upon a Participant's Termination of Employment.

5.3 *Adjustments.* In the event of a change in the outstanding Shares by reason of a stock split, reverse stock split, dividend or other distribution (whether in the form of cash, Shares, other securities or other property), extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, reorganization, combination, repurchase or exchange of Shares or other securities or similar corporate transaction or event, the Committee shall make an appropriate adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Any such adjustment with respect to Nonqualified Stock Options and Stock Appreciation Rights shall satisfy the requirements of Treas. Reg. § 1.409A-1(b)(5)(v)(D) and otherwise ensure that such awards continue to be exempt from Code Section 409A and provided that any adjustment to Awards that are subject to Code Section 409A is in compliance with Code Section 409A and the regulations and rulings thereunder. Any adjustment made by the Committee under this Section 5.3 will be conclusive and binding for all purposes under the Plan.

5.4 *Change in Control.*

(a) *Acceleration.* All outstanding Stock Options and Stock Appreciation Rights will become exercisable as of the later of the effective date of a Change in Control or a Change in Control Termination for any Employee whose employment is terminated by means of a Change in Control Termination if the Awards are not otherwise vested, and all conditions will be waived with respect to outstanding Restricted Stock and Restricted Units (other than Long-Term Performance Awards) and Deferred Stock Units in such case. Each Participant who has been granted a Long-Term Performance Award that is outstanding as of the date of Change in Control, and whose employment is terminated by means of a Change in Control Termination, will be deemed to have achieved a level of performance, as of later of the date of the Change in Control or the Change in Control Termination, that would cause all (100%) of the Participant's Target Amounts to become payable and all restrictions on the Participant's Restricted Units and Shares of Restricted Stock to lapse.

(b) *Adjustment, Conversion and Payment.* In addition to the foregoing, no later than 90 days after the date of Change in Control, the Committee (as constituted prior to the date of Change in Control) shall provide for the following actions to apply to each Award that is outstanding as of the date of Change in Control: (i) an adjustment to such Award as the Committee deems appropriate to reflect such Change in Control, (ii) the acquisition of such Award, or substitution of a new right therefor, by the acquiring or surviving corporation after such Change in Control, or (iii) the purchase of such Award, at the Participant's request, for an amount of cash equal to the amount that could have been attained upon the exercise or redemption of such Award immediately prior to the Change in Control had such Award been exercisable or payable at such time; provided, that in the case of any Award that constitutes deferred compensation that is subject to Code Section 409A(a)(2), any action contemplated herein which would constitute an accelerated payment of such Award shall occur on a date specified in the applicable Award Certificate, which date shall be no later than ninety (90) days after the Change in Control. Any payment made pursuant to this Section 5.4(b) shall include the value of any Dividend Equivalents credited with respect to such Award and accrued interest on such Dividend Equivalents. The Committee may specify how an Award will be treated in the event of a Change in Control either when the Award is granted or at any time thereafter, except as otherwise provided herein.

5.5 *Fractional Shares.* No fractional Shares will be issued under the Plan. Except as otherwise provided in Section 4.5(e), if a Participant acquires the right to receive a fractional Share under the Plan, the Participant will receive, in lieu of the fractional Share, a full Share as of the date of settlement.

ARTICLE VI
AMENDMENT AND TERMINATION

6.1 *Amendment.* The Plan may be amended at any time and from time to time by the Board without the approval of stockholders of the Company, except that no material revision to the terms of the Plan will be effective until the amendment is approved by the stockholders of the Company. A revision is "material" for this purpose if, among other changes, it materially increases the number of Shares that may be issued under the Plan (other than an increase pursuant to Sections 5.3 and 5.4 of the Plan), expands the types of Awards available under the Plan, materially expands the class of persons eligible to receive Awards under the Plan, materially extends the term of the Plan, materially decreases the Exercise Price at which Stock Options or Stock Appreciation Rights may be granted, reduces the Exercise Price of outstanding Stock Options or Stock Appreciation Rights, or results in the replacement of outstanding Stock Options and Stock Appreciation Rights with new Awards that have an Exercise Price that is lower than the Exercise Price of the replaced Stock Options and Stock Appreciation Rights. The Board may, in its discretion, increase the maximum dollar amount of Deferred Stock Units that may be granted to a Director in any fiscal year and the maximum number of Shares that may be granted to a Director in any fiscal year pursuant to Stock Options, Stock Appreciation Rights and other Stock-Based Awards. No amendment of the Plan or any outstanding Award made without the Participant's written consent may adversely affect any right of a Participant with respect to an outstanding Award.

6.2 *Termination.* The Plan will terminate upon the earlier of the following dates or events to occur:

(a) the adoption of a resolution of the Board terminating the Plan; or

(b) the day before the 10th anniversary of the adoption of the Plan by the Company's shareholders as described in Section 1.2.

No Awards will be granted under this Plan after it has terminated. The termination of the Plan, however, will not alter or impair any of the rights or obligations of any person under any Award previously granted under the Plan without such person's consent. After the termination of the Plan, any previously granted Awards will remain in effect and will continue to be governed by the terms of the Plan and the applicable Award Certificate.

ARTICLE VII
GENERAL PROVISIONS

7.1 *Nontransferability of Awards.* No Award under the Plan will be subject in any manner to alienation, anticipation, sale, assignment, pledge, encumbrance or transfer, and no other persons will otherwise acquire any rights therein, except as provided below.

(a) Any Award may be transferred by will or by the laws of descent or distribution.

(b) The Committee may provide in the applicable Award Certificate that all or any part of a Nonqualified Option or Shares of Restricted Stock may, subject to the prior written consent of the

Committee, be transferred to a family member. For purposes of this subsection (b), "family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Participant, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.

Any transferred Award will be subject to all of the same terms and conditions as provided in the Plan and the applicable Award Certificate. The Participant or the Participant's estate will remain liable for any withholding tax that may be imposed by any federal, state or local tax authority. The Committee may, in its discretion, disallow all or a part of any transfer of an Award pursuant to this subsection (b) unless and until the Participant makes arrangements satisfactory to the Committee for the payment of any withholding tax. The Participant must immediately notify the Committee, in the form and manner required by the Committee, of any proposed transfer of an Award pursuant to this subsection (b). No transfer will be effective until the Committee consents to the transfer in writing.

(c) Except as otherwise provided in the applicable Award Certificate, any Nonqualified Stock Option transferred by a Participant pursuant to this subsection (c) may be exercised by the transferee only to the extent that the Award would have been exercisable by the Participant had no transfer occurred. The transfer of Shares upon exercise of the Award will be conditioned on the payment of any withholding tax.

(d) Restricted Stock may be freely transferred after the restrictions lapse or are satisfied and the Shares are delivered, provided, however, that Restricted Stock awarded to an affiliate of the Company may be transferred only pursuant to Rule 144 under the Securities Act, or pursuant to an effective registration for resale under the Securities Act. For purposes of this subsection (d), "affiliate" will have the meaning assigned to that term under Rule 144.

(e) In no event may a Participant transfer an Incentive Stock Option other than by will or the laws of descent and distribution.

7.2 *Withholding of Taxes.* The Committee, in its discretion, may satisfy a Participant's tax withholding obligations by any of the following methods or any method as it determines to be in accordance with the laws of the jurisdiction in which the Participant resides, has domicile or performs services.

(a) *Stock Options and Stock Appreciation Rights.* As a condition to the delivery of Shares pursuant to the exercise of a Stock Option or Stock Appreciation Right, the Committee may require that the Participant, at the time of exercise, pay to the Company by cash, certified check, bank draft, wire transfer or postal or express money order an amount sufficient to satisfy any applicable tax withholding obligations. The Committee may also, in its discretion, accept payment of tax withholding obligations through any of the Exercise Price payment methods described in Section 4.3(d).

(b) *Other Awards Payable in Shares.* The Participant shall satisfy the Participant's tax withholding obligations arising in connection with the release of restrictions on Restricted Units, Restricted Stock and other Stock-Based Awards by payment to the Company in cash or by certified check, bank draft, wire transfer or postal or express money order, provided that the format is approved by the Company or a designated third-party administrator. However, subject to any requirements of applicable law, the Company may also satisfy the Participant's tax withholding obligations by other methods, including selling or withholding Shares that would otherwise be available for delivery, provided that the Board or the Committee has specifically approved such payment method in advance.

(c) *Cash Awards.* The Company may satisfy a Participant's tax withholding obligation arising in connection with the payment of any Award in cash by withholding cash from such payment.

7.3 *Special Forfeiture Provision.* The Committee may, in its discretion, provide in an Award Certificate that the Participant may not, within two years of the Participant's Termination of Employment with the Company, enter into any employment or consultation arrangement (including service as an agent, partner, stockholder, consultant, officer or director) with any entity or person engaged in any business in which the Company or any Subsidiary is engaged without prior written approval of the Committee if, in the sole judgment of the Committee, the business is competitive with the Company or any Subsidiary or business unit or such employment or consultation arrangement would present a risk that the Participant would likely disclose Company proprietary information (as determined by the Committee). If the Committee makes a determination that this prohibition has been violated, the Participant (i) will forfeit all rights under any outstanding Stock Option or Stock Appreciation Right that was granted subject to the Award Certificate and will return to the Company the amount of any profit realized upon an exercise of all Awards during the period, as the Committee determines and sets forth in the Award Certificate, beginning no earlier than six months prior to the Participant's Termination of Employment, and (ii) will forfeit and return to the Company any Short-Term Performance Bonuses, Performance Units, Shares of Restricted Stock, Restricted Units (including any credited Dividend Equivalents), Deferred Stock Units, and other Stock-Based Awards that are outstanding on the date of the Participant's Termination of Employment, subject to the Award Certificate, and have not vested or that became vested and remain subject to this Section 7.3 during a period, as the Committee determines and sets forth in the Award Certificate, beginning no earlier than six months prior to the Participant's Termination of Employment.

7.4 *No Implied Rights.* The establishment and operation of the Plan, including the eligibility of a Participant to participate in the Plan, will not be construed as conferring any legal or other right upon any Director for any continuation of directorship or any Employee for the continuation of employment through the end of any Performance Cycle or other period. The Company expressly reserves the right, which may be exercised at any time and in the Company's sole discretion, to discharge any individual or treat him or her without regard to the effect that discharge might have upon him or her as a Participant in the Plan.

7.5 *No Obligation to Exercise Awards.* The grant of a Stock Option or Stock Appreciation Right will impose no obligation upon the Participant to exercise the Award.

7.6 *No Rights as Stockholders.* A Participant who is granted an Award under the Plan will have no rights as a stockholder of the Company with respect to the Award unless and until certificates for the Shares underlying the Award are registered in the Participant's name and (other than in the case of Restricted Stock) delivered to the Participant. The right of any Participant to receive an Award by virtue of participation in the Plan will be no greater than the right of any unsecured general creditor of the Company.

7.7 *Indemnification of Committee.* The Company will indemnify, to the fullest extent permitted by law, each person made or threatened to be made a party to any civil or criminal action or proceeding by reason of the fact that the person, or the executor or administrator of the person's estate, is or was a member of the Committee or a delegate of the Committee.

7.8 *No Required Segregation of Assets.* Neither the Company nor any Subsidiary will be required to segregate any assets that may at any time be represented by Awards granted pursuant to the Plan.

7.9 *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services for the Company or a Subsidiary. Any gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and will not be taken into account as compensation for purposes of any other employee benefit plan of the Company or a Subsidiary, except as the Committee otherwise provides. The adoption of the Plan will have no effect on Awards made or to be made under any other benefit plan covering an employee of the Company or a Subsidiary or any predecessor or successor of the Company or a Subsidiary.

7.10 *Securities Law Compliance.* Awards under the Plan are intended to satisfy the requirements of Rule 16b-3 under the Exchange Act. If any provision of this Plan or any grant of an Award would otherwise frustrate or conflict with this intent, that provision will be interpreted and deemed amended so as to avoid conflict. No Participant will be entitled to a grant, exercise, transfer or payment of any Award if the grant, exercise, transfer or payment would violate the provisions of the Sarbanes-Oxley Act of 2002 or any other applicable law.

7.11 *Section 409A Compliance.* To the extent that any Award granted under the Plan is subject to Section 409A of the Code, the Award Certificate evidencing such Award will be construed to the greatest extent possible in a manner that will not result in adverse tax consequences under Section 409A of the Code, provided that such construction is not materially inconsistent with the intent of the Award. Any Award that provides for a payment to any Participant who is a "specified employee" of deferred compensation that is subject to Code Section 409A(a)(2) and that becomes payable upon, or that is accelerated upon, such Participant's Termination of Employment, shall be made no earlier than the date which is six months following such Participant's Termination of Employment (or, if earlier, such Participant's death) and such provision shall also be included in any Award Certificate. A specified employee for this purpose shall be determined by the Committee or its delegate in accordance with the provisions of Code Section 409A and the regulations and rulings thereunder.

7.12 *Governing Law, Severability.* The Plan and all determinations made and actions taken under the Plan will be governed by the law of the Company's place of incorporation and construed accordingly. If any provision of the Plan is held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity or unenforceability will not affect any other parts of the Plan, which parts will remain in full force and effect.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 26, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

001-13836
(Commission File Number)

TYCO INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

Bermuda	98-0390500
(Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda
(Address of registrant's principal executive office)

441-292-8674
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, Par Value $0.80	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by non-affiliates of the registrant as of March 28, 2008 was approximately $21,243,014,773.

The number of common shares outstanding as of November 14, 2008 was 472,931,952.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2009 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See pages 84 to 88 for the exhibit index.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Tyco International Ltd. (hereinafter referred to as "we," the "Company" or "Tyco") is a diversified, global company that provides products and services to customers in more than 60 countries. Tyco is a leading provider of security products and services, fire protection and detection products and services, valves and controls and other industrial products. We report financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

Net revenue by segment for 2008 is as follows ($ in billions):

	Net Revenue	Percent of Total Net Revenue	Key Brands
ADT Worldwide	$ 8.0	40%	*ADT, Sensormatic*
Flow Control	4.4	22	*Keystone, Vanessa*
Fire Protection Services	3.6	18	*SimplexGrinnell, Wormald*
Electrical and Metal Products	2.3	11	*Allied Tube & Conduit, AFC Cable*
Safety Products	1.9	9	*Scott, Ansul*
	$20.2	100%	

Unless otherwise indicated, references in this Annual Report to 2008, 2007 and 2006 are to Tyco's fiscal years ended September 26, 2008, September 28, 2007 and September 29, 2006, respectively.

History and Development

Tyco International Ltd.

Tyco International Ltd. is a Company organized under the laws of Bermuda. The Company was created as a result of the July 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a public company organized under the laws of Bermuda, at which time ADT Limited changed its name to Tyco International Ltd. On June 29, 2007, Tyco International Ltd. completed the spin-offs of Covidien and Tyco Electronics, formerly our Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. As a result of the Separation, the operations of Tyco's former Healthcare and Electronics businesses have been classified as discontinued operations in all periods prior to the Separation.

Tyco's registered and principal office is located at Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number at that address is (441) 292-8674. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540.

Segments

See Note 21 to the Consolidated Financial Statements for certain segment and geographic financial data relating to our business.

ADT Worldwide

Our ADT Worldwide segment designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers around the world. We are one of the world's largest providers of electronic security systems and services. We have a significant market presence in North and South America, Europe and the Asia-Pacific region. With 2008 net revenue of $8.0 billion, our ADT Worldwide segment comprises 40% of our consolidated net revenue. In 2007 and 2006, net revenue totaled $7.6 billion or 42% of our consolidated net revenue and $7.2 billion or 42% of our consolidated net revenue, respectively.

Strategy

We intend to strengthen our commercial customer base by focusing our sales and marketing efforts on key vertical markets such as retailer, banking, government, education, oil and gas and transportation. By adopting a vertical market-focused approach, we believe we can effectively target those market segments where ADT Worldwide can differentiate its core capabilities and deliver security solutions customized to specific customer needs. Our goal is to increase the number of commercial and residential customers by more effectively generating leads and by enhancing productivity in our sales force through improved incentives and performance management systems. We also plan to strengthen our customer base by acquiring additional accounts from our network of authorized dealers. Further, we continue to focus on our customer account attrition rates through enhanced retention and re-sale programs, albeit at a more moderate rate than in the past few years.

ADT Worldwide operates in many regions including North America, Europe, Middle East and Africa ("EMEA"), Asia, Australia/New Zealand and Latin America. Operating performance can vary region to region for a number of reasons, including the mix of revenues between residential and commercial customers as well as the mix of higher-margin contractual revenue vs. lower-margin product installation revenue. We have identified certain strategic actions that we are executing to improve our operating performance in certain regions that are currently underperforming. These actions include implementing common ERP and CRM platforms, expanding training programs to improve skill levels, consolidating administrative functions and transferring best practices across regions and individual markets.

We plan to continue pursuing opportunities in attractive emerging markets where we believe we can leverage the skills, technologies and brand equity that we have developed in the markets we currently serve. We also intend to continue partnering with our Safety Products segment to reduce product costs, develop new technologies and explore potential partnerships and acquisition opportunities that will allow ADT Worldwide to strengthen its service offerings, enhance its market positions and expand into higher-growth, adjacent markets.

Services and Products

ADT Worldwide supplies and installs electronic security systems to the residential, commercial, industrial, education and government markets. A significant portion of the mechanical components used in our electronic security systems are manufactured by our Safety Products segment. We also, provide electronic security services, including monitoring of burglar alarms, fire alarms and other life safety conditions as well as maintenance of electronic security systems.

Our electronic security systems business involves the installation and use of security systems designed to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems include detection devices that are connected to a monitoring center that receives and records alarm signals. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our electronic security systems include: access control systems for sensitive areas such as offices or banks; video surveillance systems, designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems, designed to monitor and protect physical assets as well as proprietary electronic data. Our electronic security systems also include anti-theft systems utilizing labels and tags in the retail industry. Many of the world's leading retailers use our Sensormatic anti-theft systems to help protect against shoplifting and employee theft.

Purchasers of our intrusion security systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. Systems installed at customers' premises are either owned by us or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In certain markets, ADT directly provides the alarm response services with highly trained and professionally equipped employees. In some instances, alarm systems are connected directly to local fire or police departments.

Many of our residential customers may purchase security systems as a result of prompting by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

Customers

ADT Worldwide sells to residential, commercial, industrial, education and government customers. Our residential customers typically include owners of single-family homes or renters in multi-family apartment complexes. Our commercial customers include, among others, retail businesses, financial institutions, commercial/industrial facilities and health care facilities. Our government customers include federal, state and local governments, defense installations, schools and mass transportation providers. In addition to advertising, direct mailings and the internet, we market our electronic security systems and services to these customers through a direct sales force and, with respect to certain residential customers, through an authorized dealer network. A separate sales force services large commercial and governmental customers and focuses on key vertical markets such as retailer and banking.

Competition

The electronic security services business is highly competitive and fragmented with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality of our electronic security service, the reputation of our brands and our knowledge of our customers' security needs. For large commercial, industrial, education and government customers the comprehensive national and/or global coverage offered by ADT Worldwide can also provide a competitive advantage.

Flow Control

Our Flow Control segment designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries. The global flow control market is highly fragmented, consisting of many local and regional companies and a few global competitors. We believe we are the world's leading manufacturer of flow control products. We believe our market share in the global water, process, and energy-related markets is approximately 5%. With 2008 net revenue of $4.4 billion, our Flow Control segment comprises 22% of our consolidated net revenue. In 2007 and 2006, net revenue totaled $3.8 billion or 20% of our consolidated net revenue and $3.2 billion or 18% of our consolidated net revenue, respectively.

Strategy

We intend to further align with our customers' needs by focusing our sales and marketing resources along key vertical markets, including water and wastewater, oil and gas, food processing and general industrial. We plan to continue expanding our product offerings through increased R&D investments in developing technologies, as well as through selective acquisitions and partnerships. By continuing to invest in our service and repair capabilities, we expect to capitalize on strong industry demand for parts and after-market services in our recurring revenue business. We intend to leverage the breadth of our product portfolio and our geographic capabilities to enhance our ability to meet customer requirements for global projects. We intend to capitalize on growth opportunities in key emerging markets by accelerating our investment in sales and marketing. We also intend to focus on improving profitability through the optimization of our manufacturing footprint and product offerings.

Services and Products

Flow Control designs and manufactures a wide variety of valves, actuators, controls, pipes, fittings and heat tracing products. Valve products include a broad range of industrial valves, including on-off valves, safety relief valves and other specialty valves. Actuation products include pneumatic, hydraulic and electric actuators. Control products include limit switches, solenoid valves, valve positioners, network systems and accessories. For the water market, Flow Control offers a wide variety of pipes, valves, hydrants, house connections and fittings for water transmission and distribution applications. Flow Control is also a global provider of heat tracing services and products. In addition to these core products, Flow Control makes a variety of specialty products for environmental (emissions monitoring, water flow and quality monitoring, dust filter cleaning systems), instrumentation (manifolds, enclosures, isolation valves) and other applications. We manufacture these products in facilities located throughout the world.

Flow Control products are used in many applications including power generation, chemical, petrochemical, oil and gas, water distribution, wastewater, pulp and paper, commercial irrigation, mining, food and beverage, plumbing and HVAC. Flow Control also provides engineering, design, inspection, maintenance and repair services for its valves and related products.

Flow Control products are sold under many trade names, including *Anderson Greenwood, Biffi, Crosby, Keystone, KTM, Raychem, Sempell, Tracer* and *Vanessa.* Flow Control sells its services and products in most geographic regions directly through its internal sales force and in some cases through a network of independent distributors and manufacturers' representatives.

Customers

Flow Control's customers include businesses engaged in a wide range of industries, including power generation, oil production and refining, chemical and petrochemical, pharmaceutical, food and beverage, gas, water, marine and shipbuilding and related process industries. Customers include end users as well as engineering, procurement and construction companies, contractors, OEMs and distributors. Flow Control operates an extensive network of sales, service and distribution centers to serve our wide range of global customers. Flow Control is a global company with 39% of sales in Europe and the Middle East, 24% from the Americas, 23% from the Pacific region and 14% from Asia.

Competition

The flow control industry is highly fragmented. We compete against a number of international, national and local manufacturers of industrial valves as well as against specialized manufacturers on the basis of product capability, product quality, breadth of product line, delivery and price. Our major competitors vary by region.

Fire Protection Services

Our Fire Protection Services segment designs, sells, installs and services fire detection and fire suppression systems. We believe we are one of the largest providers of these systems and services, with 2008 net revenue of $3.6 billion. Our Fire Protection Services segment comprises 18% of our consolidated net revenue. In 2007 and 2006, net revenue totaled $3.4 billion or 18% of our consolidated net revenue and $3.2 billion or 19% of our consolidated net revenue, respectively.

Strategy

Our goal is to grow our customer base and deepen our market penetration by focusing our sales and marketing efforts across global accounts and along key vertical markets, such as healthcare, government, education, lodging, manufacturing and commercial/industrial. By combining this vertical market approach with increased focus on the delivery and responsiveness of our service offerings, we believe we can differentiate our offerings to better serve our customers' needs. We also plan to aggressively pursue recurring revenue opportunities with existing customers. We intend to expand our product offerings in high-growth, emerging markets where we believe we can capitalize on the skills and technologies that we have developed in our existing markets. By working closely with our Safety Products segment, we intend to develop offerings that address key technologies driving customer demand, such as mass notification, as well as new business generated from changes and expansions in fire and life-safety codes and standards. We will continue to promote operational excellence by standardizing internal processes across business units and consolidating back office capabilities.

Services and Products

We design, sell, install and service fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems. Fire Protection Services operates under various leading trade names, including *SimplexGrinnell, Wormald, Mather & Platt, Total Walther, Dong Bang, Zettler* and *Tyco*. A significant portion of the components used in our fire detection systems are manufactured by our Safety Products segment.

We offer a wide range of fire alarm and fire detection systems. These alarm and detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors, voice evacuation systems and emergency lighting systems. We also offer a wide range of fire suppression systems, the majority which are water-based sprinkler systems. In addition, we provide custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases, in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire suppression in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

We install fire detection and fire suppression systems in both new and existing buildings. These systems typically are purchased by owners, construction engineers and mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, healthcare facilities and educational establishments. More recently, in September 2008, the International Residential Code Council, a non-profit association that develops model code documents that are the predominant building and fire safety regulations adopted by jurisdictions in the United States, adopted proposals to amend the 2009 International Residential Code to require sprinkler systems in new one and two family dwellings effective in January 2011. In addition, we continue to focus on system maintenance and inspection, which have become increasingly significant parts of our business.

Customers

Fire Protection Services' customers include commercial enterprises, governmental entities, airports, commercial shipping companies, fire departments, transportation systems, healthcare owners, petrochemical facilities and homeowners. We market our fire detection and fire suppression systems to the majority of these customers through a direct sales force.

Competition

Competition in the fire detection and fire suppression business varies by region. In North America, we compete with hundreds of smaller contractors on a regional or local basis for the installation of fire detection and fire suppression systems. In Europe, we compete with many regional or local contractors on a country-by-country basis. In Asia, Australia and New Zealand, we compete with a few large fire detection and fire suppression contractors, as well as with many smaller regional and local companies. We compete for fire detection and fire suppression systems contracts primarily on the basis of service, quality and price.

Electrical and Metal Products

Our Electrical and Metal Products segment designs, manufactures and sells galvanized steel tubing and pipe products, pre-wired armored electrical cables, electrical support systems and metal framing systems. In North America, our Allied Tube & Conduit business is a leading manufacturer of electrical steel conduit and our AFC Cable Systems division is a leading manufacturer of steel and aluminum pre-wired electrical cable. Electrical and Metal Products also manufactures and sells cable tray systems, steel tubes, tiles, plates and other specialty formed steel products in South America, Asia Pacific and EMEA. With 2008 net revenue of $2.3 billion, our Electrical and Metal Products segment comprises 11% of our consolidated net revenue. In 2007 and 2006, net revenue totaled $2.0 billion or 11% of our consolidated net revenue and $1.9 billion or 11% of our consolidated net revenue, respectively.

The market prices of key raw materials such as steel and copper have a significant impact on the segment's operating results. In particular, we monitor the difference between what the company paid for these raw materials and the selling price charged to customers for the range of value-add products manufactured from these raw materials. As a result, this segment maintains diligent focus on raw material purchases, manufacturing processes, pricing and sales strategies.

Strategy

We intend to maintain our market position in key end markets by continuing to take advantage of our low-cost manufacturing base, technical leadership and brand recognition. We also plan to build our product portfolio through enhancements to existing lines as well as introductions of new offerings to the marketplace.

Services and Products

Electrical and Metal Products designs and manufactures galvanized steel tubing and pipe products that include electrical conduit, fire sprinkler pipe, light gauge steel tube, fence pipe and automotive tubular components. These steel tube and pipe products are sold under the brand names *Allied Tube & Conduit, Century Tube* and *Tectron Tube*. In addition, we manufacture various electrical support system products including strut channel, metal framing, cable tray systems and associated fittings, sold under brand names *Unistrut, PowerStrut, TJ Cope* and *Acroba*.

We also design and manufacture pre-wired armored and metal-clad electrical cable, flexible and non-metallic conduit, PVC and HDPE cable protection products, as well as other fire stop products. These offerings are sold under the brand names *AFC Cable Systems, Eastern Wire and Conduit,* and *Kaf-Tech.*

Customers

The majority of the products manufactured by Electrical and Metal Products are used by trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. Nearly 90% of these products are sold through wholesale distribution to trade contractors; the remaining 10% of sales are sold to smaller contractors and homeowners through big-box home improvement retailers. Distribution-based sales account for 75% of the total revenue for Electrical and Metal Products segment.

The other major customer segment, representing approximately 25% of revenue, is the OEM market. The steel tubes supplied by Electrical and Metal Products are ultimately used as a component for OEM products in automotive, commercial or industrial end markets. Steel tubular products are sold direct to OEMs or, in the case of automotive components, to suppliers.

Competition

The market for electrical conduit and wiring and supports, fire protection and security products and steel tubing includes a broad range of competitors. Our principal competitors range from national manufacturers to smaller regional players. Our customers purchase from us because of the product availability, breadth of product line and the premium quality of products.

Foreign suppliers, especially those in China, Turkey and India, also aggressively pursue the sprinkler pipe and fence pipe market through their standard pipe offerings.

Safety Products

Safety Products designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services. We are a major provider of fire suppression, electronic security and life safety products. With 2008 net revenue of $1.9 billion, our Safety Products segment comprises 9% of our consolidated net revenue. In 2007 and 2006, net revenue totaled $1.7 billion and $1.6 billion, respectively, which represents 9% and 10% of our consolidated net revenue, respectively.

Strategy

We intend to accelerate our revenue growth by implementing the following strategies: leveraging our product development pipeline, which features enhancements and newer technologies in Internet Protocol, integrated access control, intrusion solutions and new fire suppression technologies; expanding our presence in emerging markets, such as China, Eastern Europe and India; and pursuing strategic partnerships and acquisitions in key product areas. We intend to improve our recurring revenue stream by further integrating our product portfolio with logical security systems and communications services, as well as by enhancing the inter-operability of our intrusion security, access control, video systems and fire detection products. We plan to improve our profitability by continuing to move our manufacturing footprint to low-cost countries and by driving operational excellence and strategic sourcing initiatives.

Services and Products

We manufacture fire suppression products, including water sprinkler systems, portable fire extinguishers, commercial suppression systems for special hazards including: gas, powder and foam agents, forestry and hose products used to fight wildfires, and fire-fighting foam and related delivery devices. We manufacture life safety products, including self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment and gas masks. Our breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on our *Scott Air-Pak* brand of self-contained breathing apparatus.

We design and manufacture electronic security products, including integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Our global access control solutions include: integrated security management systems for enterprise applications, access control solutions for mid-size applications, alarm management panels, door controllers, readers, keypads and cards. Our global video system solutions include: digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal displays. Our intrusion security products provide advanced security products for homes and businesses ranging from burglar alarms to a full range of security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers.

We also manufacture a number of products for ADT Worldwide and Fire Protection Services for incorporation into their electronic security systems and fire detection and fire suppression systems. These products include a wide range of our fire detection and fire suppression products, security video and access control products, electronic article surveillance and intrusion products.

Customers

In addition to our ADT Worldwide and Fire Protection Services segments, Safety Products sells its products primarily through indirect distribution channels around the world. These business partners sell to customers including contractors that install fire suppression, security and theft protection systems. Some of our partners are integrators and install the products themselves; others act as dealers and sell to smaller fire and security contractors. Our end customers for our breathing apparatus include fire departments, municipal and state governments and military forces. Customers for our fire sprinkler products include distributors, commercial builders and contractors. Residential builders, contractors and developers are emerging customers for our sprinkler products given changing regulatory dynamics.

Our Safety Products businesses utilize a worldwide network of sales offices and operate globally under various trade names, including *Scott, Ansul, Grinnell, SoftwareHouse, American Dynamics, DSC* and *Bentel.*

Competition

Competition for the manufacture and sale of our products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property claims of others.

We own a portfolio of patents that principally relates to: electronic security systems; fire detection systems; suppression systems; fire extinguishers and related products; integrated systems for surveillance and control of public transportation and other public works; fire protection sprinklers and related systems and products; structural and electrical tubing and conduit; building structural members, panels and related fixtures; concrete reinforcing products; fire-rated and armored electrical cabling; heat tracing and floor heating systems; security wire and fencing; and flow control products, including valves, actuators and controllers and airflow control and sensing products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

While we consider our patents and trademarks to be valuable assets, we do not believe that our overall competitive position is dependent on patent or trademark protection or that our overall operations are dependent upon any single patent or group of related patents.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas that we believe will enhance our business for possible investment or acquisition. Our research and development expense was $127 million in 2008, $120 million in 2007 and $111 million in 2006.

Raw and Other Purchased Materials

We are a large buyer of metals and other commodities, including gasoline. Certain of the components used in the Fire Protection Services business, principally certain valves and fittings, are purchased for installation in fire protection systems or for distribution. Materials are purchased from a large number of independent sources around the world. There have been no shortages in materials which have had a material adverse effect on our businesses. However, significant changes in certain raw material costs may have an adverse impact on costs and operating margins. In particular, our Electrical and Metals segment is significantly affected by volatility in the price of copper and steel, with operating margins contracting in a declining price environment and expanding when prices of these commodities are rising. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions.

Governmental Regulation and Supervision

Our operations are subject to numerous federal, state and local consumer protection, licensing and other laws and regulations, both within and outside the United States. For example, most U.S. states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our ADT Worldwide business currently relies primarily upon the use of wireline telephone service to communicate signals, and wireline telephone companies in the United States are regulated by both the federal and state governments. Another example is our Flow Control business, which is subject to strict regulations governing the import and export of goods and technologies across international borders, particularly with respect to "dual use" products. In addition, government regulation of fire safety codes can impact our Fire Protection Services business. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both positively and negatively. For a more detailed description of the various laws and regulations that affect our business, see "Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters" and "Item 3. Legal Proceedings."

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances or pursuant to indemnifications provided by us in connection with asset disposals. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information regarding known contingencies and applicable laws, we believe that it is probable that we would incur remedial costs in the range of approximately $37 million to $76 million. As of September 26, 2008, we believe that the best estimate within this range is approximately $43 million, of which $10 million is included in accrued expenses and other current liabilities and $33 million is included in other liabilities on the Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of September 26, 2008, we employed approximately 113,000 people worldwide, of which approximately 42,000 are employed in the United States and 71,000 are outside the United States. We have collective bargaining agreements with labor unions covering approximately 19,000 employees and believe that our relations with the labor unions are generally good.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the exchange act as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Corporate Responsibility—Governance." These charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events, climate change and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

Risks Relating to Our Businesses

General economic and cyclical industry conditions may adversely affect our financial condition, results of operations or cash flows.

Our operating results can be adversely affected by general economic conditions and the cyclical pattern of certain industries in which we operate. For example, demand for our services and products is significantly affected by the level of commercial construction, the amount of discretionary consumer and business spending, and the performance of the housing market, each of which historically has displayed significant cyclicality. Recent economic weakness has begun to affect our businesses. In particular, weakness in the non-residential construction market as well as deteriorating economic conditions in some of our geographic markets has begun to impact our ADT Worldwide business. Continued weakness in the U.S. or global economies, or in the industries in which we operate, could have a materially negative impact on our financial condition, results of operations or cash flows.

We face intense competition in each of our businesses, and competitive challenges from lower cost manufacturers in overseas markets. If we cannot successfully compete in an increasingly global marketplace, our operating results may be adversely affected.

We operate in competitive domestic and international markets and compete with many highly competitive manufacturers and service providers, both domestically and on a global basis. Our manufacturing businesses face competition from lower cost manufacturers in Asia and elsewhere and our service businesses face competition from alternative service providers around the world. Key components of our competitive position are our ability to adapt to changing competitive environments and to manage expenses successfully. This requires continuous management focus on reducing costs, maintaining our competitive position and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio. If we are unable to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our operating results may be adversely affected.

Our future growth is largely dependent upon our ability to develop or acquire new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future growth rate depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop, acquire and maintain competitive products and services; enhance our products and services by adding innovative features that differentiate our products and services from those of our competitors; and develop or acquire, manufacture and bring products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services based on technological innovation can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance or their obsolescence could significantly reduce our revenues, increase our operating costs or otherwise adversely affect our financial condition, results of operations or cash flows.

Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense.

Attrition rates for customers in our ADT Worldwide business increased over the prior year to an average of 12.9% on a trailing 12-month basis for 2008, as compared to 12.3% for 2007, and 14.2% in 2006. Although rates have not increased significantly in the last fiscal year, if attrition rates continue to trend upward, ADT's recurring revenue and results of operations will be adversely affected. The risk is more pronounced in times of economic uncertainty. Tyco amortizes the costs of ADT's contracts and related customer relationships purchased through the ADT dealer program based on the estimated life of the customer relationships. Internally generated residential and commercial pools are similarly depreciated. If the attrition rates were to rise Tyco may be required to accelerate the depreciation and amortization of subscriber system assets and intangible assets, which could cause a material adverse effect on our financial condition or results of operations.

We have significant foreign operations, which are subject to political, economic and other risks inherent in operating in foreign countries.

We have significant operations outside of the United States. We currently operate in approximately 60 countries. We generated 52% of our net revenue outside of the United States in 2008. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements, collecting receivables and protecting assets through foreign legal systems;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing widespread operations and the application of foreign labor regulations;
- compliance with a variety of foreign laws and regulations;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a number of foreign jurisdictions;
- changes in enacted tax laws;
- limitations on repatriation of earnings; and
- fluctuations in equity and revenues due to changes in foreign currency exchange rates.

Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, result of operations or cash flows.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates. See Part II Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our net revenue derived from sales in non-U.S. markets for 2008 was 52% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Therefore, when the U.S. dollar strengthens in relation to the currencies of the foreign countries where we sell our products and services, as it has recently done, our U.S. dollar reported revenue and income will decrease, and vice-versa. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on our results of operations. Our financial statements reflect recalculations of items denominated in non-U.S. currencies to U.S. dollars, our functional currency.

In addition, we are a large buyer of metals and other commodities, including fossil fuels for our manufacturing operations and our vehicle fleet, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers or otherwise effectively manage price volatility and this could have a material adverse effect on our financial condition, results of operations or cash flows. Further, in a declining price environment, our operating margins may contract because we account for inventory using the first-in, first-out method. This is most pronounced in our Electrical and Metals segment, where declining copper and steel prices have begun to negatively affect our margins.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we purchase hedges or enter into contracts to insulate our results of operations from these fluctuations. These hedges and contracts are subject to the risk that our counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our financial condition, results of operations or cash flows.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continue to evaluate the performance of all of our businesses and may sell businesses or product lines. For example, our Board of Directors approved several divestitures in 2008, including a subsidiary that makes and sells fire protection products in Japan, a European manufacturer of building products for the construction industry, a European manufacturer of public address and acoustic systems and substantially all of our Infrastructure Services business. Any divestiture could result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

Our business strategy includes acquiring companies and making investments that complement our existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our financial condition and operating results. Acquisitions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships, or key customers of acquired companies or of us; and
- assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business and financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations or cash flows may suffer.

We purchase materials, components and equipment from third parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations or cash flows.

Failure to retain or attract qualified personnel could adversely affect our business.

The Company's culture and guiding principles focus on continuously training, motivating and developing employees, and in particular it strives to attract, motivate and retain qualified managers to handle the day-to-day operations of a highly diversified organization. If we fail to retain and attract qualified personnel, the Company's operations could be adversely affected. In addition, excessive turnover in personnel could cause manufacturing inefficiencies in certain of our businesses. The demand for experienced management in certain geographic areas also makes it difficult to retain qualified production employees. High turnover could result in additional training and inefficiencies that could adversely impact the Company's operating results.

We may be required to recognize additional impairment charges.

Pursuant to accounting principles generally accepted in the United States, we are required to periodically assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments. During the annual goodwill impairment testing for the fiscal year ended September 26, 2008, the carrying amount of goodwill in the Latin America Fire Protection business, part of our Fire Protection Services segment, exceeded the implied fair value of goodwill. As a result, the Company recognized a goodwill impairment of $9 million in the fourth quarter of 2008. The Company believes that its goodwill balance at September 26, 2008 is recoverable. However, fair value determinations require considerable judgment and are sensitive to changes in the factors described above. In light of current economic conditions, additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. The Company has certain reporting units which have limited excess of fair value over carrying value. The goodwill balance for reporting units with less than a ten percent excess of fair value over carrying value in the aggregate was approximately $2.4 billion at September 26, 2008. Future impairment charges could materially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

Risks Related to Legal, Regulatory and Compliance Matters

We are named as a defendant in a variety of litigation in the course of our business that could cause a material adverse effect on our financial condition, results of operations or cash flows.

In the ordinary course of business, we are named as a defendant in a significant amount of litigation, including claims for damages arising out of the use or installation of our products, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, product liability litigation, litigation alleging violations of federal and state securities laws, employee matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition, results of operations or cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Legislative and other measures that may be taken by U.S. governmental authorities could materially increase our tax burden or otherwise adversely affect our financial conditions, results of operations or cash flows.

We continue to assess the impact of various U.S. federal and state legislative proposals, and modifications to existing tax treaties between the United States and foreign countries, that could result in a material increase in our U.S. federal and state taxes. In October 2004, the U.S. Congress enacted legislation affecting the tax treatment of U.S. companies that have undertaken certain types of expatriation transactions. Such legislation did not, however, retroactively apply to the 1997 acquisition of Tyco International Ltd. by ADT Limited (a public company that had been located in Bermuda since the 1980's with origins dating back to the United Kingdom since the early 1900's), as a result of which ADT changed its name to Tyco International Ltd. and became the parent to the Tyco group. More recently, several proposals have been introduced in the U.S. House of Representatives that, if ultimately enacted by the U.S. Congress, would limit treaty benefits on certain payments made by our U.S. subsidiaries to non-U.S. affiliates. We cannot predict the outcome of any specific legislative proposals. However, if such proposals were to be enacted, or if modifications were to be made to certain existing tax treaties, the consequences could have a material adverse impact on our financial condition, results of operations or cash flows by increasing our tax burden, increasing costs of our tax compliance, or requiring us to take corporate actions in response to government initiatives.

In addition, various U.S. federal and state legislative proposals have been introduced in recent years that deny, or would deny, government contracts to U.S. companies that move their corporate location abroad. The legislative proposals could cover the 1997 acquisition of Tyco International Ltd. by ADT Limited.

We are unable to predict the likelihood or final form in which any proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments and increased regulatory scrutiny may have on our business.

In addition, there continues to be negative publicity regarding, and criticism of, U.S. companies' use of, or relocation to, offshore jurisdictions, including Bermuda. As a Bermuda company, this negative publicity could harm our reputation and impair our ability to generate new business if companies or governmental agencies decline to do business with us as a result of any perceived negative public image of Bermuda companies or the possibility of our customers receiving negative media attention from doing business with a Bermuda company.

Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations or cash flows.

We operate in regulated industries. Our U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate and by extra-territorial laws. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations, including many related to consumer protection. Most states in which we operate have licensing laws covering the monitored security services industry and the construction industry. Our ADT Worldwide business relies heavily upon wireline telephone service to communicate signals, and wireline telephone companies are regulated by both the federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations or cash flows could be materially and adversely affected.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside the United States.

The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental and commercial corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Furthermore, we have been subject to investigations by the DOJ and the SEC related to allegations that improper payments have been made by our subsidiaries in recent years in violation of the FCPA. We have reported to the DOJ and the SEC the investigative steps and remedial measures that we have taken in response to the allegations. We have also retained outside counsel to perform a company-wide baseline review of our policies, controls and practices with respect to the FCPA, and we periodically provide updates to the SEC and DOJ. We also intend to present our factual findings upon the conclusion of the review. As a result, it is possible that we will be required to pay material fines, consent to injunctions on future conduct or suffer other penalties or adverse impacts, including being subject to securities litigation or a general loss of investor confidence, any one of which could adversely affect our financial position, results of operations, cash flows, business prospects or the market value of our stock.

Our failure to satisfy international trade compliance regulations may adversely affect us.

Tyco's global operations require importing and exporting goods and technology across international borders on a regular basis. From time to time, Tyco obtains or receives information alleging improper activity in connection with imports or exports. Tyco's policy mandates strict compliance with U.S. and foreign international trade laws. When Tyco receives information alleging improper activity, its policy is to investigate that information and respond appropriately, including, if warranted, reporting its findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject the Company to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and our business prospects.

We continue to be subject to a number of lawsuits stemming from the actions of our prior senior management. Adverse outcomes of these matters could have a material adverse effect on our financial condition, results of operations or cash flows.

In 2007, we settled the majority of the legacy securities claims brought against Tyco related to the actions of former senior management by contributing our share to a $2.975 billion settlement fund. However, the settlement did not purport to resolve all securities cases, and several cases remain outstanding. These outstanding cases include claims made under the Employee Retirement Income Security Act, claims made by plaintiffs not included in the class covered by the settlement and claims made by plaintiffs that opted out of the settlement. In connection with some of these lawsuits, we are obligated to indemnify our directors and officers and our former directors and officers who are also named as defendants to the extent required by Bermuda law. We do not believe that it is feasible to predict or determine the final outcome or resolution of the unresolved proceedings. An adverse outcome from the unresolved proceedings could materially and adversely affect our financial condition, results of operations or cash flows.

We continue to be responsible for a portion of our contingent and other corporate liabilities following the Separation, primarily those relating to shareholder litigation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Covidien and Tyco Electronics have agreed to assume and be responsible for 27%, 42% and 31%, respectively, of certain of our contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to legacy securities litigation and any actions with respect to the separation plan or the Separation brought by any third party. Contingent and other corporate liabilities do not include liabilities that are specifically related to one of the three separated companies, which are allocated 100% to the relevant company.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

We could face product liability claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In addition, if any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations or cash flows.

In addition, we could face liability for failure to respond adequately to alarm activations. The nature of the services we provide potentially exposes us to risks of liability for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements contain provisions limiting our liability in such circumstances. We cannot assure you, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations or cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment; and
- the health and safety of our employees.

We cannot assure you that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including:

- solvent, metal and other hazardous substance contamination cleanup; and
- oil spill equipment upgrades and replacement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information regarding known contingencies and applicable laws, we believe that it is probable that we would incur remedial costs of approximately $43 million, of which $10 million is included in accrued expenses and other current liabilities and $33 million is included in other liabilities on the Consolidated Balance Sheet. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or materially adversely affect our financial condition, results of operations or cash flows. We may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities or for existing environmental conditions of which we are not presently aware.

We are subject to ongoing governmental investigations that may have an adverse effect on our business.

We and others have received various subpoenas and requests from the SEC, the General Service Administration and other government agencies seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. Some of these investigations stem from the actions of our former senior management, while others result from our ongoing business operations. If we or one of our business units were charged with wrongdoing as a result of any U.S. governmental investigations, including violation of certain environmental or export laws, we could be suspended from bidding on or receiving awards of new U.S. governmental contracts pending the completion of legal proceedings. If convicted or found liable, we could be subject to fines, penalties, repayments and treble and other damages. Any contracts found to be tainted by fraud could be voided by the U.S. government. The U.S. government also reserves the right to prohibit a contractor from receiving new governmental contracts for fraudulent, criminal or other seriously improper conduct. Independently, failure to comply with U.S. laws and regulations related to the export of goods and technology outside the United States could result in civil or criminal penalties and suspension or termination of our export privileges. At this time, we cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with governmental instrumentalities, which in turn could negatively impact our business with non-governmental customers, or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our business. We cannot predict whether the effects and results of these or other investigations will have a material and adverse impact on our financial condition, results of operations or cash flows.

Risks Related to Our Liquidity

Recent disruptions in the financial markets could have adverse effects on us, our customers and our suppliers, as access to liquidity may be negatively impacted by disruptions in the credit markets, leading to increased funding costs or unavailability of credit.

In the normal course of our business, we access credit markets to meet our working capital requirements, to service debt obligations, including refinancing of maturing obligations, and to undertake other activities, such as acquiring assets. Although we believe we have sufficient liquidity to meet our current needs, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. Global credit markets have recently experienced significant dislocations and liquidity disruptions, and continued uncertainty in the credit markets have made financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. These factors may make it more difficult or expensive for us to access credit markets to meet our needs. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. These disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slow down in general economic activity that we expect to adversely affect our businesses. These disruptions may have other unknown adverse affects. Based on these conditions, our profitability and our ability to execute our business strategy may be adversely affected.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain financial covenants, including a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization and limits on incurrence of liens and subsidiary debt. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit. If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse affect on our financial condition. See "Liquidity and Capital Resources—Capitalization".

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash, our cash flow from operations and amounts available to us under our revolving lines of credit will be adequate to fund our operations and service our debt for the foreseeable future. However, material adverse legal judgments, fines, penalties or settlements arising from our pending investigations and litigation could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, including debt reduction or dividend payments;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

Risks Relating to Tax Matters

We have disclosed a material weakness in our internal control over financial reporting relating to our accounting for income taxes that could adversely affect our ability to report our financial condition, results of operations or cash flows accurately and on a timely basis.

In connection with our assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 for fiscal 2007, we identified a material weakness in our internal control over financial reporting relating to our accounting for income taxes. For a discussion of our internal control over financial reporting and a description of the identified material weakness, see "Management's Report on Internal Control over Financial Reporting" under Item 9A, "Controls and Procedures."

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. During 2007, management's procedures and testing identified errors that, although not material to the consolidated financial statements, led management to conclude that control deficiencies exist related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the Consolidated Balance Sheet. During fiscal 2008, the Company completed the first phase of a remediation plan to address these control deficiencies which included performing account reconciliations on income tax accounts globally. As of September 26, 2008, we have determined, however, that the material weakness continues to exist and requires further remediation in the form of process improvements and subsequent assessment.

A material weakness in our internal control over financial reporting could adversely impact our ability to provide timely and accurate financial information. While considerable actions have been taken to improve our internal controls in response to the material weakness described above, additional work continues. If we are unsuccessful in implementing or following our remediation plan, we may not be able to timely or accurately report our financial condition, results of operations or cash flows or maintain effective disclosure controls and procedures. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, we could be subject to, among other things, regulatory or enforcement actions by the SEC and the New York Stock Exchange, including a delisting from the New York Stock Exchange, securities litigation, debt rating agency downgrades or rating withdrawals, any one of which could adversely affect the valuation of our common stock and could adversely affect our business prospects.

Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under FIN No. 48 have been recorded through the income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to certain prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments, and the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, the Company has determined that these adjustments will more-likely-than-not be accepted and, accordingly, has recorded such adjustments in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

Additionally, during 2008 the Company completed proposed amendments to its U.S. federal income tax returns for periods subsequent to 2002, which primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows. While the final adjustments cannot be determined until the income tax return amendment process and the IRS review is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

If the distribution of Covidien and Tyco Electronics common shares to our shareholders or certain internal transactions undertaken in connection with the Separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

We have received private letter rulings from the IRS regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares to our shareholders substantially to the effect that the distribution of such shares, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"). The private letter rulings also provided that certain internal transactions undertaken in anticipation of the Separation would qualify for favorable treatment under the Code. In addition to obtaining the private letter rulings, we have obtained opinions from the law firm of McDermott Will & Emery LLP confirming the tax-free status of the distribution and certain internal transactions. The private letter rulings and the opinions relied on certain facts and assumptions, and certain representations and undertakings, from Tyco, Covidien and Tyco Electronics regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, we would recognize a gain in an amount equal to the excess of the fair market value of the Covidien and Tyco Electronics common shares distributed to our shareholders on June 29, 2007 over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in connection with the Separation should be treated as taxable transactions.

In addition, under the terms of the Tax Sharing Agreement that we have entered into with Covidien and Tyco Electronics in connection with the Separation, in the event the distribution or the internal transactions are determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, then we, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on us, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. In the event that any party to the Tax Sharing Agreement defaults in its obligation to pay distribution taxes to another party that arise as a result of no party's fault, each non-defaulting party would be responsible for an equal amount of the defaulting party's obligation to make a payment to another party in respect of such other party's taxes.

We share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Covidien's and Tyco Electronics' U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the Separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing

Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and Tyco Electronics' tax liabilities.

We might not be able to engage in desirable strategic transactions and equity issuances following the Separation because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions could be limited or restricted after Separation in order to preserve for U.S. federal income tax purposes the tax-free nature of the distribution. The distribution of common shares of Covidien and Tyco Electronics to our shareholders may result in corporate level taxable gain to us under Section 355(e) of the Code if 50% or more, by vote or value, of our common shares, Covidien's common shares or Tyco Electronics' common shares are acquired or issued as part of a plan or series of related transactions that includes the distribution. For this purpose, any acquisitions or issuances of our common shares within two years before the distribution, and any acquisitions or issuances of our common shares, Covidien's common shares or Tyco Electronics' common shares within two years after the distribution, generally are presumed to be part of such a plan, although we, Covidien or Tyco Electronics may be able to rebut that presumption. We are not aware of any such acquisitions or issuances of our common shares within the two years before the distribution. If an acquisition or issuance of our common shares, Covidien's common shares or Tyco Electronics' common shares triggers the application of Section 355(e) of the Code, we would recognize taxable gain as described above, but such gain generally would not be subject to U.S. federal income tax. However, certain subsidiaries of Covidien or Tyco Electronics or subsidiaries of ours would incur significant U.S. federal income tax liabilities as a result of the application of Section 355(e) of the Code.

Under the Tax Sharing Agreement, there are restrictions on our ability to take actions that could cause the distribution or certain internal transactions undertaken in connection with the Separation to fail to qualify as tax-free or tax-favored transactions, as the case maybe, including entering into, approving or allowing any transaction that results in a change in ownership of more than 35% of our common shares, a redemption of equity securities, a sale or other disposition of a substantial portion of our assets, an acquisition of a business or assets with equity securities to the extent one or more persons would acquire 35% or more of our common shares, or engaging in certain internal transactions. These restrictions apply for the two-year period after the distribution, unless we obtain the consent of the other parties or we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or the internal transactions undertaken in connection with the Separation to fail to qualify as tax-favored transactions and such letter ruling or opinion, as the case may be, is acceptable to the parties. Covidien and Tyco Electronics are subject to similar restrictions under the Tax Sharing Agreement. Moreover, the Tax Sharing Agreement generally provides that a party thereto is responsible for any taxes imposed on any other party thereto as a result of the failure of the distribution or certain internal transactions to qualify as tax-favored transactions under the Code if such failure is attributable to certain post-distribution actions taken by or in respect of the responsible party or its shareholders, regardless of whether the actions occur more than two years after the distribution, the other parties consent to such actions or the responsible party obtains a favorable letter ruling or opinion of tax counsel as described above. For example, we would be responsible for a third party's acquisition of us at a time and in a manner that would cause such failure. These restrictions may prevent us from entering into transactions which might be advantageous to our shareholders and noteholders.

Risks Relating to Our Jurisdiction of Incorporation

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

We are organized under the laws of Bermuda. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some doubt as to whether the courts of Bermuda would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda.

As a Bermuda company, Tyco is governed by the Companies Act 1981 of Bermuda, which differs in some material respects from laws applicable to U.S. companies and shareholders, including, among others, differences relating to interested director and officer transactions, shareholder lawsuits and indemnification. Likewise, the duties of directors and officers of a Bermuda company are generally owed to the company only. Shareholders of Bermuda companies do not generally have a personal right of action against directors or officers of the company and may only exercise such rights of action on behalf of the company in limited circumstances. Under Bermuda law, a company may also agree to indemnify directors and officers for any personal liability, not involving fraud or dishonesty, incurred in relation to the company.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our operations are conducted in facilities throughout the world aggregating approximately 35 million square feet of floor space, of which approximately 15 million square feet are owned and approximately 20 million square feet are leased. These facilities house manufacturing, distribution and warehousing operations, as well as sales and marketing, engineering and administrative offices.

ADT Worldwide operates through a network of offices and service facilities located in North America, Central America, South America, Europe, the Middle East, the Asia-Pacific region and South Africa. The group occupies approximately 6 million square feet, of which 1 million square feet are owned and 5 million square feet are leased.

Flow Control has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe and the Asia-Pacific region. The group occupies approximately 10 million square feet, of which 6 million square feet are owned and 4 million square feet are leased.

Fire Protection Services operates through a network of offices located in North America, Central America, South America, Europe and the Asia-Pacific region. The group occupies approximately 5 million square feet, of which 1 million square feet are owned and 4 million square feet are leased.

Electrical and Metal Products has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 5 million square feet are owned and 1 million square feet are leased.

Safety Products operates through a network of offices located in North America, South America, Europe and the Asia-Pacific region. Our Safety Products manufacturing facilities, warehouses and distribution centers are located in North America, Europe and the Asia-Pacific region. The group occupies approximately 5 million square feet, of which 2 million square feet are owned and 3 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 16 to Consolidated Financial Statements for a description of our lease obligations.

Item 3. Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings and claims, including product liability matters, environmental matters, patent infringement claims, employment disputes, disputes on agreements and other commercial disputes.

In connection with the Separation, we entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement, we, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally are legacy matters that are not specific to the business operations of any of the companies (including ERISA, FCPA and securities claims). The agreement also provides that we will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, we will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

Class Action Settlement and Legacy Securities Matters

As previously reported, in June 2007 the Company settled 32 purported securities class action lawsuits arising from actions alleged to have been taken by prior management for $2.975 billion. Of this amount, the Company contributed $803 million, representing its share under the Separation and Distribution Agreement to a $2.975 billion escrow account established in connection with the settlement. All legal contingencies that could have affected the final order approving the settlement expired on February 21, 2008, and the claims administrator is currently processing claims. The settlement did not purport to resolve all securities cases, and the outstanding cases are discussed below. It is not possible to predict the final outcome or to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of the asserted or unasserted claims from individuals that have opted-out or from any other legacy securities litigation. Should any of these cases result in an adverse judgment or be settled for a significant amount, they could have a material adverse effect on our financial position, results of operations or cash flows.

Pursuant to the terms of the settlement, L. Dennis Kozlowski, Mark H. Swartz and Frank E. Walsh, Jr., were excluded as settling defendants, and the class agreed to assign to Tyco all of their claims against these defendants. In exchange, Tyco has agreed to pay the certified class, in addition to the $2.975 billion described above, 50% of any net recovery against these defendants.

Proceedings Not Covered by the Settlement

As previously reported in our periodic filings, a number of lawsuits related to alleged misconduct of our former management have been filed against Tyco. Because the plaintiffs in these matters were not similarly situated to the members of the class settlement described above, these matters were not included in that settlement. The plaintiffs in these matters assert various claims based primarily on alleged violations of federal securities laws, fraud and negligence. These matters consist of *Hess v. Tyco International Ltd., et al.* an action related to Tyco's indirect purchase of Progressive Angioplasty Systems, Inc. in 1998, *Stumpf v. Tyco International Ltd.*, an action related to the initial public offering of TyCom in 2000, which is further described below, *Sciallo v. Tyco International Ltd., et al.*, an action related to Tyco's acquisition of U.S. Surgical in 1998, *Jasin v. Tyco International Ltd., et al.*, an action brought by a *pro se* plaintiff, and *Hall v. Kozlowski, et al*, an action brought by a *pro se* plaintiff relating to the plaintiff's employment, 401(k), pension plans and ownership of Tyco common stock. In November 2008, the Company agreed to settle the *Sciallo* matter and the *Hess* matter for approximately $2 million and $16 million, respectively. Of these amounts, the Company is responsible for an aggregate of approximately $5 million under the terms of the Separation and Distribution Agreement. Each of the other matters described above is in the pre-trial stages of litigation and Tyco intends to vigorously defend each matter.

As previously reported in our periodic filings, *Stumpf v. Tyco International Ltd.* is a class action lawsuit that asserts complaints against Tyco, among others, based on alleged violations of the disclosure provisions of the federal securities laws. The matter arises from Tyco's July 2000 initial public offering of common stock of TyCom Inc, and alleges that the TyCom registration statement and prospectus relating to the sale of common stock were inaccurate, misleading and failed to disclose facts necessary to make the registration statement and prospectus not misleading. The complaint further alleges the defendants violated securities laws by making materially false and misleading statements and omissions concerning, among other things, executive compensation, TyCom's business prospects and Tyco's and TyCom's finances. The matter is currently in the pre-trial stages of litigation and Tyco intends to vigorously defend this matter.

ERISA Litigation

As previously reported in our periodic filings, Tyco and certain of our current and former employees, officers and directors, have been named as defendants in eight class actions brought under the Employee Retirement Income Security Act ("ERISA"). Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire. The consolidated complaint purports to bring claims on behalf of our Retirement Savings and Investment Plans and the participants therein and alleges that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following: related-party transactions and executive compensation; our mergers and acquisitions and the accounting therefor, as well as allegedly undisclosed acquisitions; and misstatements of our financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in our shares when it was not a prudent investment. The complaints seek recovery of alleged plan losses arising from alleged breaches of fiduciary duties. On August 15, 2006, the Court entered an order certifying a class "consisting of all Participants in the Plans for whose individual accounts the Plans purchased and/or held shares of Tyco Stock Fund at any time from August 12, 1998 to July 25, 2002." This matter remains in the pre-trial stages of litigation and Tyco intends to vigorously defend it.

Opt-Out Claims

As of the opt-out deadline for the securities class-action settlement described above, Tyco had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by the class members subject to the settlement. A number of these individuals and entities have filed claims separately against Tyco, and as of September 26, 2008, lawsuits had been filed against Tyco by the following opt-out claimants: Franklin Mutual Advisers, LLC; the Teachers Retirement System of Texas, et al.; Blackrock Global Allocation Fund, Inc., et al.; Nuveen Balanced Municipal and Stock Fund, et al.; Federated American Leaders Fund, Inc. et al.; and the State Treasurer of the State of Michigan, as custodian of the Michigan Public School Employees Retirement System, State Employees' Retirement System, Michigan State Police Retirement System and Michigan Judges Retirement System. Any judgments resulting from such claims or from claims that are filed in the future would not reduce the $2.975 billion settlement amount described above. Generally, the claims asserted by these plaintiffs include claims similar to those asserted by the settling defendants; namely, violations of the disclosure provisions of federal securities laws. Tyco intends to vigorously defend the litigation resulting from opt-out claims.

Tyco Litigation Against Former Senior Management

Tyco International Ltd. v. L. Dennis Kozlowski and *Tyco International Ltd. v. Mark H. Swartz.* As previously reported in our periodic filings, we filed civil complaints against both Dennis Kozlowski, our former Chairman and Chief Executive Officer, and Mark H. Swartz, our former Chief Financial Officer, for breach of fiduciary duty and other conduct, and of all remuneration, including restricted and unrestricted shares and options, obtained by them during the course of this conduct. Discovery in these cases is proceeding. In connection with our civil complaints against Mr. Kozlowski, Mr. Swartz, and Scott Stevenson, our former Chief Tax Officer, each of these individuals has made claims against the Company seeking amounts allegedly due in connection with the former executives' compensation and retention arrangements and under ERISA. Tyco intends to vigorously defend these actions and does not believe that the ultimate outcome of these matters will have a material adverse affect on its financial position, results of operations or cash flows.

In connection with the criminal trials for Mr. Kozlowski and Mr. Swartz, they were ordered to pay restitution, jointly and severally, to Tyco of $134 million. On January 2, 2007, the New York County District Attorney's office released to Tyco, on behalf of Mr. Kozlowski, $98 million in restitution and on October 27, 2007, Mr. Swartz paid restitution to the Company in the amount of $38 million. These payments were made pending the outcome of the appeal of their criminal convictions, both of which were denied by the appeals division of the New York State Supreme Court on November 15, 2007. Their further appeal to the New York State Court of Appeals was denied in October 2008.

Tyco International Ltd. v. L. Dennis Kozlowski and Mark H. Swartz. As previously reported in our periodic filings, we filed a civil complaint against our former Chairman and Chief Executive Officer and former Chief Financial Officer and Director pursuant to Section 16(b) of the Securities and Exchange Act of 1934 for disgorgement of short-swing profits from prohibited transactions in our common shares believed to exceed $40 million. The action seeks disgorgement of profits, interest, attorney's fees and costs. Discovery in this case is proceeding.

Tyco International Ltd. v. Frank E. Walsh, Jr. As previously reported in our periodic filings, we filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty and related wrongful conduct involving receipt by Mr. Walsh of a $20 million payment in connection with our 2001 acquisition of the CIT Group, Inc. The action alleges causes of action for restitution, breach of fiduciary duty and inducing breach of fiduciary duty, conversion, unjust enrichment, and a constructive trust, and seeks recovery for all of the losses suffered by us as a result of the defendant director's conduct. On December 17, 2002, Mr. Walsh paid $20 million in restitution to Tyco, as a result of a plea bargain agreement with the New York County District Attorney. Mr. Walsh has made claims against Tyco alleging that Tyco is required to indemnify him for his defense costs arising from his role as a Tyco director. Our claims against Mr. Walsh and Mr. Walsh's claims against Tyco are still pending. Discovery in this case is proceeding.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent court appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $6.6 million of which have been paid to date. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Subpoenas and Document Requests From Governmental Entities and Related Litigation

As previously reported in our periodic filings, we and others have received various subpoenas and requests from the SEC, the U.S. Department of Labor, state departments of labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into our governance, management, operations, accounting and related controls. We are cooperating with these investigations and are complying with these requests.

In 2002, certain of our employees received subpoenas from the SEC's Division of Enforcement seeking testimony related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by our former management, which were discontinued in 2003. Although we settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against us alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. While it is not possible at this time to predict the final outcome of these lawsuits, we do not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

As previously reported in our periodic filings, in November 2004, we received an order from the SEC to report facts and circumstances involving our participation, if any, in the United Nations Oil for Food Program governing sales of Iraqi oil. On January 10, 2005 and November 8, 2005, we responded to the order and provided information concerning transactions under the United Nations Oil for Food Program. On January 31, 2006, we received a subpoena from the SEC to produce additional documents and information related to the participation of three of our businesses in the United Nations Oil for Food Program. The SEC notified us on June 7, 2006 that it was not recommending any enforcement action against Tyco in connection with its investigation of the United Nations Oil for Food Program. Subsequently, we discovered additional product sales that may have been responsive to the SEC's order, investigated these transactions and presented the results of our investigation to the SEC Staff. While it is not possible at this time to predict the final outcome of this matter, we do not believe this discovery will have a material adverse effect on the Company's financial position, results of operations or cash flows.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to known environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 26, 2008, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $37 million to $76 million. As of September 26, 2008, Tyco concluded that the best estimate within this range is approximately $43 million, of which $10 million is included in accrued and other current liabilities and $33 million is included in other liabilities on Tyco's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

As previously reported in its periodic filings, Tyco and some of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Each case typically names between dozens to hundreds of corporate defendants. The complaints generally seek monetary damages for personal injury or bodily injury resulting from alleged exposure to products containing asbestos. The Company will continue to vigorously defend the lawsuits that have been filed against it and its subsidiaries, but cannot predict whether it will be successful in those cases that proceed to trial. When appropriate, the Company settles claims. Although in the past the total amount paid in any year to settle and defend all asbestos claims has been immaterial, Tyco has recently experienced an increase in the number of lawsuits that have proceeded to trial. Of the lawsuits that proceeded to trial in 2008, Tyco has won or settled all but one case, with that one case returning an adverse jury verdict for approximately $7.7 million, which included both compensatory and punitive damages. Tyco has filed post-trial motions seeking to overturn the verdict or order a new trial, and believes that the verdict will ultimately be overturned. As of September 26, 2008 there were approximately 4,600 asbestos liability cases pending against the Company and its subsidiaries.

Income Tax Matters

During the third quarter of 2007, the IRS concluded its field examination of certain of Tyco's U.S. federal income tax returns for the years 1997 through 2000 and issued anticipated Revenue Agents' Reports ("RARs") which reflect the IRS' determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of the Company's previously filed tax return positions. The Company agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact to the Company of $458 million, and during the third quarter of 2007, the Company paid $458 million, of which $163 million related to the Company's discontinued operations. The Company appealed other proposed tax audit adjustments totaling approximately $1 billion relating to Tyco, Covidien and Tyco Electronics, and, as Audit Managing Party as specified in the Tax Sharing Agreement, the Company intends to vigorously defend its prior filed tax return positions.

During the second quarter of 2008, the IRS issued additional RARs asserting a withholding tax liability of approximately $106 million associated with the prior proposed tax adjustments related to Tyco, Covidien and Tyco Electronics for the 1997 to 2000 period. The withholding tax amount asserted against Tyco is immaterial. During the first quarter of fiscal 2009, the Company reached an agreement with the IRS appeals team to work towards timely resolution of all unagreed issues related to this time period. The Company, as Auditing Managing Party as specified in the Tax Sharing Agreement, intends to vigorously defend its prior filed tax return positions and determined that no adjustment is required to the Company's guarantees and indemnifications liability recorded in conjunction with the Tax Sharing Agreement as discussed in "Guarantees" within Management's Discussion and Analysis of

Financial Condition and Results of Operations. Additionally, the IRS is auditing the prior tax returns of the Company, which include legal entities of Tyco, Covidien and Tyco Electronics for the 2001 to 2004 period. The IRS has not issued any RARs for this period. The ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

The IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics arising from alleged actions of former executives in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, we estimate the proposed penalties could range between $30 million and $50 million. The Company, as Audit Managing Party as specified in the Tax Sharing Agreement, intends to vigorously oppose the assertion of such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return. This is a pre-Separation shared tax matter under the Tax Sharing Agreement.

Compliance Matters

As previously reported in our periodic filings, we have received and responded to various allegations and other information that certain improper payments were made by our subsidiaries in recent years. As previously reported, we have been informed that two subsidiaries in our Flow Control business in Italy have been named in a request for criminal charges filed by the Milan public prosecutor's office. We have reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that we have taken in response to the allegations. We also informed the DOJ and the SEC that we retained outside counsel to perform a company-wide baseline review of our policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), that we would continue to make periodic progress reports to these agencies, and that we would present our factual findings upon conclusion of the baseline review. We have and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper payments identified by us in the course of our ongoing compliance activities. Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its response to these allegations. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, we cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that we may be required to pay material fines, consent to injunctions on future conduct, or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our financial position, results of operations or cash flows.

Any judgment required to be paid or settlement or other cost incurred by Tyco in connection with the FCPA investigations would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of Tyco to Covidien or Tyco Electronics, respectively, and provides that Tyco will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among Tyco, Covidien and Tyco Electronics.

The German Federal Cartel Office ("FCO") charged in early 2007 that certain German subsidiaries in Tyco's Flow Control business have engaged in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. Tyco investigated this matter and determined that the conduct may have violated German anti-trust-law. Tyco is cooperating with the FCO in its investigation of this violation. Tyco cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our financial position, results of operations or cash flows.

Other Matters

Fitzpatrick Contractors Limited v. Tyco Fire and Integrated Solutions (UK) Ltd. On July 18, 2007, Fitzpatrick Contractors Limited ("FCL") commenced an action against Tyco Fire and Integrated Solutions (UK) Ltd. in the High Court of Justice, Queen Bench Division, Technology and Construction Court, United Kingdom, alleging that Tyco entered into a binding contract in 2002 for the design, manufacture and installation of mechanical and electrical works for the refurbishment of a portion of London Transport's Blackwell Tunnel. FCL seeks damages for breach of contract in the amount of approximately $38 million; and we have reserved our best estimate of probable loss related to this matter. Tyco intends to defend this action vigorously. While it is not possible at this time to predict the final outcome of this dispute, Tyco does not believe this action will have a material adverse effect on its financial position, results of operations or cash flows beyond what has been accrued for. Trial is expected to begin in April 2009.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares at November 13, 2008 was 28,365.

Tyco common shares are listed and traded on the New York Stock Exchange ("NYSE") and the Bermuda Stock Exchange under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends declared on Tyco common shares, for the quarterly periods presented below. In connection with the Separation, effective June 29, 2007, the Company effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Shareholder approval for the reverse stock split was obtained at the Special General Meeting of Shareholders on March 8, 2007. Market price range was adjusted for the Separation. Dividends per common share reflect the reverse stock split only.

	Year Ended September 26, 2008			Year Ended September 28, 2007		
	Market Price Range		Dividends Declared Per Common Share	Market Price Range		Dividends Declared Per Common Share
Quarter	High	Low		High	Low	
First	$46.66	$37.88	$0.15	$48.69	$43.81	$0.40
Second	44.85	33.72	0.15	52.09	46.57	0.40
Third	47.41	40.08	0.15	53.83	49.88	0.80
Fourth	45.15	36.37	0.20	53.36	40.59	—
			$0.65			$1.60

Dividend Policy

On September 9, 2008, Tyco's Board of Directors approved a 33% increase in the Company's quarterly dividend from $0.15 to $0.20 per share payable in the first quarter of fiscal 2009. The 2007 dividend per common share in the above table represents that of Tyco pre-Separation, which included Covidien and Tyco Electronics. The timing, declaration and payment of future dividends to holders of our common shares, however, falls within the discretion of our Board of Directors and will depend upon many factors, including the statutory requirements of Bermuda law, our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other factors the Board of Directors deems relevant. Additionally, we may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Tyco to pay dividends.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco's common shares against the cumulative return on the S&P 500 Index and the Dow Jones Industrial Diversified Index, assuming investment of $100 on September 30, 2003, including the reinvestment of dividends. The graph shows the cumulative total return as of the fiscal years ended September 30, 2004, 2005, September 29, 2006, September 28, 2007, and September 26, 2008.



$250
$200
$150
$100
$50
$0
9/02
9/03
9/04
9/05
9/06
9/07
Tyco International Ltd.
S&P 500
Dow Jones Industrial Diversified

	9/03	9/04	9/05	9/06	9/07	9/08
Tyco International Ltd.	$100.00	$150.33	$138.29	$140.49	$144.25	$119.61
S&P 500	100.00	113.87	127.82	141.62	164.90	128.66
Dow Jones Industrial Diversified	100.00	123.25	126.18	135.19	167.65	112.36

Equity Compensation Plan Information

The following table provides information as of September 26, 2008 with respect to Tyco's common shares issuable under its equity compensation plans:

Plan Category	Equity Compensation Plan: Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2004 Stock and Incentive Plan[1]	17,439,631	$50.44	34,090,258
LTIP I Plan[2]	4,378,321	37.41	—
ESPP[3]	—	—	2,934,361
	21,817,952		37,024,619
Equity compensation plans not approved by security holders:			
LTIP II Plan[4]	6,488,958	$53.72	
SAYE[5]	612,319	27.65	6,999,231
	7,101,277		6,999,231
Total	28,919,229		44,023,850

(1) The Tyco International Ltd. 2004 Stock and Incentive Plan provides for the award of stock options, restricted shares and other equity and equity-based awards to Board members, officers and non-officer employees. Amount shown under shares outstanding includes 145,944 DSU grants and dividend equivalents earned on each DSU account, 13,308,391 shares to be issued upon exercise of options, 349,883 restricted shares, 3,152,363 restricted stock units and 483,050 Performance Share Units representing target payout. Amount shown under shares available reflects the aggregate shares available under LTIP, LTIP II and the 2004 Stock and Incentive Plan. Shares available under LTIP and LTIP II in March 2004 were rolled into the 2004 Stock and Incentive Plan as of the inception of the Plan.

(2) The Tyco International Ltd. Long Term Incentive Plan ("LTIP") allows for the grant of stock options and other equity or equity-based grants to Board members, officers and non-officer employees. Amounts shown exclude 161,520 outstanding stock options assumed in connection with acquisitions at a weighted-average exercise price of $92.15. No additional options may be granted under those assumed plans. Amount shown includes 3,507,105 shares to be issued upon exercise of options, and 871,216 DSU grants and dividend equivalents earned on each DSU account. Effective as of inception of the 2004 Stock and Incentive Plan, no additional grants may be made under the LTIP or the LTIP II.

(3) This table includes 2,934,361 shares available for future issuance under the Tyco Employee Stock Purchase Plan ("ESPP"), which represents the number of remaining shares registered for issuance under this plan. All of the shares delivered to participants under the ESPP are purchased in the open market.

(4) Under the terms of the 2004 Stock and Incentive Plan, adopted in March 2004, no additional options, equity or equity-based grants will be made under the LTIP or the LTIP II. The shares granted under the LTIP will be issued at vesting under the 2004 Stock and Incentive Plan. LTIP II allows for the grant of stock options and other equity or equity-based grants to employees who are not officers of Tyco. Under this plan, non-officer employees or former employees of Tyco or a subsidiary could receive: (i) options to purchase Tyco common shares; (ii) stock appreciation rights; (iii) awards payable in cash, common shares, other securities or other property, based on the achievement of performance goals; (iv) dividend equivalents, consisting of a right to receive payments equivalent to dividends declared on Tyco common shares; and (v) other stock-based awards as determined by the Compensation and Human Resources Committee. The exercise price of options and stock appreciation rights would generally be fair market value on the date of grant, but could be lower in certain circumstances. No individual could receive awards for more than 12,000,000 shares (or 3,000,000 shares on a post-reverse stock split basis) in any calendar year. Terms and conditions of awards were determined by the Committee. Awards could be deferred, and could be payable in any form the Committee determined, including cash, Tyco common shares, other securities or other property. The Committee may modify awards in recognition of unusual or nonrecurring

events, including a change of control. The shares granted under the LTIP II will be issued at vesting under the 2004 Stock and Incentive Plan.

(5) The Tyco International Ltd. UK Savings Related Share Option Plan ("SAYE") is a UK Inland Revenue approved plan for UK employees pursuant to which employees may be granted options to purchase shares at the end of three years of service at a 15% discount off the market price at time of grant. Employees make monthly contributions that are, at the election of the employee, used for the purchase price or returned to the employee. The total amount of shares that may be purchased at the end of the three years of service is equal to the total of the monthly contributions, plus a tax-free bonus amount equal to a multiple of the aggregate amount of monthly contributions, divided by the option price. An option will generally be exercisable only during the period of six months following the three-year period. The plan is administered by the Company's International Benefits Oversight Committee, appointed by the Compensation and Human Resources Committee. The International Benefits Oversight Committee, among other things, determines when to grant options and sets the option price.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under Publicly Announced Plans or Programs
6/28/08–7/25/08	4,783,871	$39.76	4,779,281	—
7/26/08–8/29/08	—	—	—	—
8/30/08–9/26/08	2,519,000	$39.68	2,519,000	$900,000,000

The transactions described in the table above primarily represent the repurchase of common shares on the NYSE as part of the $1.0 billion share repurchase program approved by the Board of Directors in September 2007 (2007 Share Repurchase Program) along with the additional $1.0 billion program approved in July 2008 (2008 Share Repurchase Program). The average price paid per share is calculated by dividing the total cash paid for the shares by the total number of shares repurchased. Approximately $900 million remained outstanding under the 2008 Share Repurchase Program at September 26, 2008. The Company, through an affiliate, also acquires shares from certain employees in order to satisfy employee tax withholding requirements in connection with the vesting of restricted shares. Approximately 4,590 shares were acquired in these vesting-related transactions outside of the share repurchase program during the quarter ended September 26, 2008.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's consolidated financial statements for the five years ended September 26, 2008, September 28, 2007, September 29, 2006, September 30, 2005 and 2004, respectively. This selected financial data should be read in conjunction with Tyco's Consolidated Financial Statements and related notes included elsewhere in this Annual Report as well as the section of this Annual Report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2008[1]	2007[2]	2006[3]	2005[4]	2004[5]
		(in millions, except per share data)			
Consolidated Statements of Operations Data:					
Net revenue	$20,199	$18,477	$17,066	$16,385	$15,770
Income (loss) from continuing operations	1,095	(2,524)	817	573	334
Net income (loss)	1,553	(1,742)	3,590	3,094	2,822
Basic earnings per share:					
Income (loss) from continuing operations	2.26	(5.10)	1.63	1.14	0.67
Net income (loss)	3.21	(3.52)	7.14	6.15	5.64
Diluted earnings per share:					
Income (loss) from continuing operations	2.25	(5.10)	1.59	1.11	0.66
Net income (loss)	3.19	(3.52)	6.95	5.85	5.60
Cash dividends per share[6]	0.65	1.60	1.60	1.25	0.20
Consolidated Balance Sheets Data (End of Period)[7]:					
Total assets	$28,804	$32,815	$63,011	$62,465	$63,718
Long-term debt	3,709	4,082	8,858	10,077	13,917
Shareholders' equity	15,494	15,624	35,387	32,619	30,399

[1] Income from continuing operations for the year ended September 26, 2008 includes a class action settlement credit, net of $10 million, a $9 million goodwill impairment charge, $4 million of separation costs, restructuring, asset impairment and divestiture charges, net of $248 million, $42 million of incremental stock option charges required under Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," and a $258 million loss on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility. Net income also includes $458 million of income, net of income taxes, from discontinued operations.

[2] Loss from continuing operations for the year ended September 28, 2007 includes a class action settlement charge, net of $2.862 billion, $105 million of separation costs, a $46 million goodwill impairment charge related to the reorganization to a new management and segment reporting structure, restructuring, asset impairment and divestiture charges, net of $210 million, $120 million of incremental stock option charges required under Statement of Financial Accounting Standards ("SFAS") No. 123R, "*Share-Based Payment*," a $259 million loss related to the early retirement of debt and $95 million of tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable. Net loss also includes $782 million of income, net of income taxes, from discontinued operations.

[3] Income from continuing operations for the year ended September 29, 2006 includes a charge of $100 million related to the Voluntary Replacement Program, which is included in cost of sales. Also included are $49 million of separation costs, restructuring, asset impairment and divestiture charges, net of $15 million, $84 million of incremental stock option charges required under SFAS No. 123R, $72 million of income related to a settlement with a former executive and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. Net income includes $2,787 million of income, net of income taxes, from discontinued operations as well as a $14 million loss, net of income taxes, related to the cumulative effect adjustment recorded in conjunction with the adoption of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 47, "*Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143*".

[4] Income from continuing operations for the year ended September 30, 2005 includes restructuring, asset impairment and divestiture charges, net of $41 million, a $70 million charge related to certain former executives' employment, a $50 million charge related to an SEC enforcement action, a loss of $405 million related to the retirement of debt as well as $109 million of income related to a court-ordered restitution award. Net income also includes $2,500 million of income, net of income

taxes, from discontinued operations as well as a $21 million gain, net of income taxes, related to a cumulative effect adjustment recorded in conjunction with the change in measurement date for pension and postretirement benefit plans.

(5) Income from continuing operations for the year ended September 30, 2004 includes a charge of $59 million related to divestitures, net restructuring and asset impairment charges of $275 million, and a loss of $113 million related to the retirement of debt. Net income also includes a $2,488 million loss, net of income taxes, from discontinued operations.

(6) Cash dividends per share for the years ended 2007, 2006, 2005 and 2004 represent that of Tyco pre-Separation, which included Covidien and Tyco Electronics. On September 9, 2008 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.20 per share, which was paid on on November 3, 2008 to shareholders of record on October 1, 2008. On September 13, 2007 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.15 per share payable on November 1, 2007 to shareholders of record of Tyco International Ltd. post Separation on October 1, 2007. On December 9, 2004, the Board of Directors approved an increase in the quarterly dividend on the Company's common shares from $0.05 to $0.40 per share. As a result, in 2005, Tyco paid a quarterly cash dividend of $0.05 per common share in the first quarter of 2005 and $0.40 per common share thereafter. Prior to 2005, Tyco paid a quarterly cash dividend of $0.05 per common share for all periods presented.

(7) The decrease in total assets, long-term debt and shareholders' equity in 2007 is primarily related to the spin-offs of Covidien and Tyco Electronics.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information."

Introduction

The Consolidated Financial Statements include the consolidated results of Tyco International Ltd., a company organized under the laws of Bermuda, and its subsidiaries (hereinafter collectively referred to as "we," the "Company" or "Tyco") and have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States ("GAAP").

The Company operates in the following business segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

References to the segment data are to the Company's continuing operations. Prior period amounts have been reclassified to exclude the results of discontinued operations.

Overview and Outlook

Fiscal year 2008 was a year of progress for Tyco, as revenue increased by 9% and income from continuing operations significantly improved compared to 2007. We also made significant progress in executing our business strategies. Looking forward to fiscal 2009, like most businesses, we expect market conditions to negatively affect our results. First, because over 50% of our revenue is generated outside of the U.S., the recent significant appreciation of the U.S. dollar against most major currencies could negatively impact our revenue in 2009. Specifically, the value of the local currencies used in our non-U.S. operations has declined relative to the U.S. dollar by approximately 20%, mostly during the fourth fiscal quarter and into October of 2008. If exchange rates remained at these levels, our non-U.S. revenue would likely decline by a similar magnitude in fiscal 2009. Second, we expect the operating margins in our Electrical and Metals segment to decline in 2009 as a result of declining steel and copper prices. As noted in our Critical Accounting Policies, we account for our inventory on a first-in, first-out basis. As a result, in a declining price environment like the one we are in today, operating margins are likely to contract as higher priced inventory is processed and sold at lower prices. Third, we have recently seen a decline in commercial construction activity, both in the United Kingdom and the U.S. We expect continued weakness in the commercial construction market to negatively impact our results in the ADT Worldwide segment.

Operationally, in 2009, we expect to continue our initiatives to improve our efficiency, manage our working capital effectively, refine our portfolio and prudently allocate our capital. We expect internal investments to fund growth and productivity in our businesses to continue to be our first priority. As in prior years, we expect to remain active in making bolt-on acquisitions as we continually assess the strategic fit and value of businesses that have potential for success within our existing framework. During 2008, our ADT Worldwide segment acquired FirstService Security to strengthen its systems integration capabilities. In addition, during 2008, ADT acquired two Sensormatic franchisees: Winner Security Services LLC and Sensormatic Security Corp. At the same time that we selectively pursue acquisitions, we will consider divestitures where businesses do not align with our long term strategy. In fiscal 2008, as part of our portfolio refinement efforts, we sold a subsidiary that makes and sells fire protection products in Japan, a European manufacturer of building products for the construction industry, a European manufacturer of public address and acoustic systems, and substantially all of our Infrastructure Services business. These divestitures resulted in cash proceeds of approximately $1.0 billion. The results of these businesses are included in discontinued operations for all periods presented.

In addition to using cash flow to fund internal investments and make selective acquisitions, we expect to have excess cash to return to our shareholders. During 2008, we completed the $1.0 billion share repurchase program approved by the Board of Directors in September 2007, which resulted in the purchase of approximately 5% of our outstanding shares during the program. In addition, during 2008, we paid dividends of $292 million to shareholders, and on September 9, 2008 our Board of Directors approved an increase in the quarterly dividend on our common shares to $0.20 per share from $0.15 per share, which was paid on November 3, 2008 to shareholders of record on October 1, 2008. On July 10, 2008, our Board of Directors approved a new $1.0 billion share repurchase program, which we intend to use to repurchase additional shares depending on credit market conditions, macroeconomic factors and our expectations regarding future cash flows.

Finally, we continue to focus on operational execution to drive earnings growth. To further improve operating efficiency, during the first quarter of 2007, we launched a restructuring program across all of our segments, including the corporate organization, designed to streamline some of our businesses and reduce our operational footprint. Since the inception of this program through the end of fiscal 2008, we have incurred charges of approximately $395 million. We have identified additional opportunities for cost savings from restructuring activities in fiscal 2009 and expect to incur restructuring charges of approximately $50 million in fiscal 2009. We believe this restructuring activity will strengthen our competitive position over the long term.

Legal Settlements

In connection with the settlement of litigation related to our outstanding public debt, on June 3, 2008 we, along with our finance subsidiary TIFSA, Tyco International Finance S.A. ("TIFSA"), a wholly-owned subsidiary of the Company and successor company to Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of the Company organized under the laws of Luxembourg, consummated consent solicitations and exchange offers related to certain series of debt issued under the Company's consent payments totaling $250 million, and we recorded a $222 million charge to other expense, net as a loss on extinguishment of debt. We also terminated our unsecured bridge loan facility entered into on November 27, 2007 in connection with the settlement of the Indenture Trustee

Litigation and recorded a $36 million charge to other expense to write-off unamortized debt issuance costs.

During the third quarter of 2008, the Company signed a definitive agreement with the plaintiff to settle the lawsuit entitled *New Jersey v. Tyco International Ltd., et al.* In connection with the settlement, the Company made a payment of $73.25 million to the plaintiffs on June 2, 2008. Pursuant to the Separation and Distribution Agreement, the Company's share of the settlement amount was approximately $20 million, with Covidien and Tyco Electronics responsible for approximately $30 million and $23 million, respectively. The Company recorded the settlement and related receivable from each of Covidien and Tyco Electronics for their respective shares of the settlement amount in the second quarter of 2008 resulting in a net charge to selling, general and administrative expenses for its share of the settlement of approximately $20 million.

Also in the third quarter of 2008, the Company settled the lawsuit entitled *Ballard v. Tyco International Ltd.* Pursuant to the settlement, the Company made a payment of $36 million to the plaintiffs, which was subject to the sharing formula contained in the Separation and Distribution Agreement and resulted in the Company recording a net charge to selling, general and administrative expenses of approximately $10 million and recording receivables from Tyco Electronics and Covidien of approximately $11 million and $15 million, respectively, in the third quarter.

Also in the third quarter of 2008, the Company settled the matter entitled *The Bank of New York v. Tyco International Group S.A.*, a lawsuit related to the Separation brought by the indenture trustee of certain of Tyco's public debt. In connection with the settlement, Tyco exchanged approximately $422 million principal amount of notes due 2028 and $707 million principal amount of notes due 2029 for an equal principal amount of notes due 2019 and 2021, respectively. The terms of the exchange notes are substantially the same as the terms of the notes for which they were exchanged. In addition, each series of notes issued under Tyco's indentures dated June 9, 1998 and December 31, 2003 (including the exchange notes) were amended to provide noteholders with the right to require Tyco to repurchase their notes for a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase, in the event that a ratings downgrade occurs in connection with certain change of control transactions.

Also in the third quarter of 2008, the Company settled the matter entitled *Sensormatic Security Corp. v. Sensormatic Electronics Corp., ADT Security Services, Inc. and Wallace Computer Services, Inc.* in connection with its purchase of the Sensormatic franchisee's Maryland, Virginia and District of Columbia franchise. As part of the settlement and the franchise acquisition, the Company paid a total of approximately $86 million to the franchisee which includes $20 million for the reacquisition of franchise rights that were deemed unfavorable to the Company when compared to pricing for current market transactions for similar arrangements and $6 million related to a legal settlement.

In the second quarter of 2008, the Company settled a contract dispute arising under its former Infrastructure Services business relating to the City of Phoenix's 91st Avenue Wastewater Treatment Plant. The settlement included a general release of all claims by each party to the litigation without any party making any payment to any other party. In connection with the settlement, the Company assessed its assets under the original contract with the City of Phoenix and concluded the assets were no longer recoverable, resulting in a $51 million charge to discontinued operations in the second quarter of 2008.

In 2007, the Company settled 32 purported securities class action lawsuits arising from actions alleged to have been taken by prior management for $2.975 billion. Of this amount, the Company contributed $803 million, representing its share under the Separation and Distribution Agreement, to a $2.975 billion escrow account established in connection with the settlement. All legal contingencies that could have affected the final order approving the settlement expired on February 21, 2008, and the claims administrator is currently processing claims. The settlement did not purport to resolve all securities cases, and several of such cases remain outstanding. In addition, the settlement did not release claims arising under ERISA and the lawsuits arising thereunder. As of the opt-out deadline, Tyco had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. A number of these individuals and entities have filed claims separately against Tyco. Any judgments resulting from such claims or from claims that are filed in the future would not reduce the settlement amount. Generally, the claims asserted by these plaintiffs include claims similar to those asserted by the settling defendants; namely, violations of the disclosure provisions of federal securities laws. Tyco intends to vigorously defend any litigation resulting from opt-out claims. It is not possible to predict the final outcome or to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of the asserted or unasserted claims from individuals that have opted-out or from any other legacy securities litigation. Should any of these cases result in an adverse judgment or be settled for a significant amount, they could have a material adverse effect on our financial position, results of operations or cash flows.

Under the terms of the Separation and Distribution Agreement, each of Tyco, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any legacy securities action settlement (including ERISA claims) and any judgments resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies shared in the liability and escrow accounts related to the class action settlement, with Tyco assuming 27%, Covidien 42% and Tyco Electronics 31% of the settlement amount.

As a result, Tyco incurred a charge to expense, for which no tax benefit is available, and a current liability of $2.975 billion in the third quarter of 2007. Tyco borrowed under its unsecured bridge and credit facilities to fund the liability and placed the proceeds in escrow for the benefit of the class. In connection with the Separation, Covidien and Tyco Electronics assumed their portion of the related borrowing. The Company has also recovered certain of these costs from insurers. As a result, the Company recorded $113 million of recoveries in connection with the class action settlement in its Consolidated Statements of Operations for 2007. Based on the Separation and Distribution Agreement, the Company recorded payables to Covidien and Tyco Electronics for their portion of the 2007 recoveries with an offset to shareholders' equity. The Company recovered an additional $38 million of costs from insurers during 2008. The Company recorded payables to Covidien and Tyco Electronics for their respective shares of the 2008 recoveries resulting in a net $10 million credit recorded to class action settlement, net in the Consolidated Statement of Operations.

Since all legal contingencies that could have affected the settlement were exhausted on February 21, 2008, the administration and distribution of the settlement funds in escrow has been managed by the counsel of the certified class and Tyco is not subject to any further liability related to the class action settlement. As a result, Tyco has extinguished the class action liability and no longer has claim to the escrow account. The escrow accounts earned interest that was payable to the class. As a result, interest was also accrued on the class action settlement liability. On February 21, 2008, the class action liability and escrow account balances including interest were each $3.02 billion.

Based on the Separation and Distribution Agreement, Tyco had a receivable from Covidien and Tyco Electronics for their portion of the liability of $1,257 million and $927 million, respectively at September 28, 2007 and corresponding payables to Covidien and Tyco Electronics for their interest in the escrow accounts. Receivables and payables that pertain to the class action settlement and related escrow accounts with the same counterparty were presented net in the Consolidated Balance Sheet. Tyco's portion of the liability was $808 million at September 28, 2007. These amounts were extinguished during the second quarter of 2008.

Operating Results

Net revenue, operating income (loss) and net income (loss) for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Revenue from product sales	$13,064	$11,816	$10,731
Service revenue	7,135	6,661	6,335
Net revenue	$20,199	$18,477	$17,066
Operating income (loss)	$ 1,941	$(1,732)	$ 1,355
Interest income	110	104	46
Interest expense	(396)	(313)	(279)
Other expense, net	(224)	(255)	—
Income (loss) from continuing operations before income taxes and minority interest	1,431	(2,196)	1,122
Income taxes	(335)	(324)	(304)
Minority interest	(1)	(4)	(1)
Income (loss) from continuing operations	1,095	(2,524)	817
Income from discontinued operations, net of income taxes	458	782	2,787
Income (loss) before cumulative effect of accounting change	1,553	(1,742)	3,604
Cumulative effect of accounting change, net of income taxes	—	—	(14)
Net income (loss)	$ 1,553	$(1,742)	$ 3,590

Net revenue increased $1.7 billion, or 9.3%, for 2008 as compared to 2007 as a result of growth in all of our segments led by solid year over year increases in Flow Control, ADT Worldwide and Electrical and Metal Products. The increase in net revenue in Flow Control resulted from volume growth due to continued strength in most industrial end markets with significant project growth in the valves business. In addition, net revenue growth in ADT Worldwide was attributable to growth in all geographic regions, as well as growth in its North American recurring revenue base. Electrical and Metal Products experienced growth primarily due to selling price increases partially offset by a decrease in volume. Foreign currency exchange rates positively affected 2008 by $772 million while the net impact of acquisitions, divestitures and other activity positively affected 2008 by $35 million.

Operating income increased $3.7 billion for 2008. Operating loss in 2007 included the class action settlement charge of $2.862 billion while 2008 operating income included a class action benefit of $10 million. Strong year over year income growth in all segments led by Flow Control, ADT Worldwide and Electrical and Metal Products, as well as lower corporate expenses contributed to the increase in operating income. Operating income was also favorably impacted as a result of lower Separation related costs and goodwill impairment charges. Separation related costs impacted operating income by $4 million and $105 million and goodwill impairment charges impacted operating income by $9 million and $46 million in 2008 and 2007, respectively. Additionally, operating income was negatively impacted by restructuring, asset impairment and divestiture charges, net of $248 million for 2008 and $210 million for 2007.

Net revenue increased $1.4 billion, or 8.3%, for 2007 as compared to 2006 as a result of growth in all of our segments. The increase in net revenue was largely driven by Flow Control as a result of volume growth from continued strength in most industrial end markets. In addition, ADT Worldwide had strong growth in Asia and Latin America, as well as growth in its recurring revenue base and systems installation and service in North America. Fire Protection Services experienced continued growth in electronic and mechanical contracting. Foreign currency exchange rates positively affected 2007 by $580 million while the net impact of acquisitions and divestitures negatively affected 2007 by $48 million.

Operating income decreased $3.1 billion for 2007. Operating income was primarily impacted by the class action settlement charge, net of $2.862 billion. Revenue growth in all segments was partially offset by lower margins in Electrical and Metal Products primarily due to unfavorable spreads on both steel and copper products. Additionally, operating income was impacted by costs incurred relating to the Separation and the restructuring program announced in November 2006. Separation related costs impacted operating income by $105 million for 2007 and $49 million for 2006. Restructuring, asset impairment and divestiture charges, net impacted operating income by $210 million and $15 million in 2007 and 2006, respectively. Also impacting operating income was a goodwill impairment charge of $46 million due to the reorganization into our new management and segment reporting structure. In addition, 2006 was unfavorably affected by a $100 million charge relating to a pre-existing voluntary replacement program for certain sprinkler heads, incremental stock option charges of $84 million as required under SFAS No. 123R, *"Share-Based Payment,"* and separation related costs of $49 million. Operating income for 2006 also included $72 million of income related to the extinguishment of certain payment obligations under a split dollar life insurance policy and rabbi trust pursuant to a settlement with Mr. Kozlowski, former Chief Executive Officer, and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience.

Results by Geographic Area

Net revenue by geographic area for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 was as follows ($ in millions):

	2008	2007	2006
Net revenue[1]:			
United States	$ 9,661	$ 8,884	$ 8,617
Other Americas	1,537	1,445	1,354
Europe, Middle East and Africa	5,749	5,338	4,707
Asia-Pacific	3,252	2,810	2,388
	$20,199	$18,477	$17,066

(1) Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Segment Results

The segment discussions that follow describe the significant factors contributing to the changes in results for each of our segments included in continuing operations.

ADT Worldwide

Net revenue, operating income and operating margin for ADT Worldwide for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Revenue from product sales	$2,821	$2,734	$2,546
Service revenue	5,196	4,914	4,659
Net revenue	$8,017	$7,648	$7,205
Operating income	$ 910	$ 842	$ 907
Operating margin	11.4%	11.0%	12.6%

Net revenue by geographic area for ADT Worldwide for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 was as follows ($ in millions):

	2008	2007	2006
North America	$4,218	$4,094	$3,985
Europe, Middle East and Africa	2,641	2,574	2,344
Rest of World	1,158	980	876
	$8,017	$7,648	$7,205

Net revenue for ADT Worldwide increased $369 million, or 4.8%, during 2008, with product revenue up 3.2% and service revenue up 5.7%, as compared to 2007. Revenue from product sales includes sales and installation of electronic security and other systems. Service revenue is comprised of electronic security services and maintenance, including the monitoring of burglar alarms, fire alarms and other life safety systems as well as services related to retailer anti-theft systems. Approximately 50% of ADT's total net revenue is contractual and is considered recurring revenue. Overall, recurring revenue grew 6.1% during 2008 while systems installation and service revenue grew 3.7%. Geographically, North America grew 3%, resulting largely from growth in recurring revenue which was partially offset by weakness in the retailer end market. The North America net revenue increase also includes the impact of acquisitions, which contributed $53 million. Although we experienced year-over-year net revenue increase in North America, this was partially offset by the retailer end market which continued to show signs of weakness during the fourth quarter of 2008. We will continue to monitor these market conditions as well as the current economic environment as we enter fiscal year 2009. Revenue in the EMEA region increased $67 million, or 2.6%, as a result of foreign currency exchange rates which had a favorable impact of $151 million. This increase was partially offset by a decline in systems installation and service revenue due to weakness in the retailer end market as well as commercial softness primarily in the United Kingdom. The 18.2% revenue growth in the Rest of World geographies was primarily driven by growth in both recurring revenue and contracting across all regions. The Rest of the World increase included the favorable impact of changes in foreign currency exchange rates of $30 million. Overall, the ADT Worldwide net revenue increase included the favorable impact of changes in foreign currency exchange rates of $213 million. The net impact of acquisitions, divestitures, and other activity positively affected revenue by $27 million.

Operating margin in ADT Worldwide increased to 11.4% in 2008 from 11.0% in 2007. North America is one of the most profitable geographic areas for ADT Worldwide with 2008 and 2007 operating margin of 15.8% and 16.9%, respectively. Margins in North America were negatively impacted by $58 million of restructuring and asset impairments in 2008 compared to $8 million in 2007. Restructuring charges in 2008 include $58 million relating to the reacquisition of certain franchise rights that were deemed to be unfavorable to the Company. There were no charges related to the reacquisition of franchise rights in 2007. In addition, North America incurred $48 million and $12 million to convert customers from analog to digital signal transmissions in 2008 and 2007, respectively. North America operating margins benefited from continued growth in recurring revenue partially offset by declines in the retailer end market. ADT EMEA had 2008 and 2007 operating margin of 4.6% and 3.1%, respectively. EMEA's operating income included $52 million of restructuring and impairments in 2008 compared with $71 million in 2007. EMEA margins benefited from reduced costs as a result of the restructuring program, which was partially offset by volume decreases as discussed above.

Attrition rates for customers in our ADT Worldwide business increased over the prior year to an average of 12.9% on a trailing 12-month basis for 2008, as compared to 12.3% for 2007 and 14.2% in 2006. The increased attrition was partially due to the analog to digital conversion project and partially due to the market conditions in the commercial business, which included customers switching from a contractual service agreement to a time and material basis. Internationally, our attrition rate continued to improve.

Operating income in 2008 increased $68 million, or 8.1%, as compared to 2007. Factors that positively impacted operating income included increased volume, particularly our higher margin recurring revenue, operational efficiencies, including those achieved from restructuring activities in Europe, lower depreciation and amortization expense and lower long-lived asset impairment charges. The decrease in depreciation and amortization expense occurred primarily in North America and resulted from changes to the depreciation method and estimated useful lives for pooled subscriber assets and changes to the estimated useful lives of dealer intangible assets. The reduction in depreciation and amortization expense was partially offset by increased net expenses of $51 million, which primarily related to converting customers from analog to digital signal transmissions in North America. Results for 2007 include goodwill impairment charges due to the reorganization of our management and segment reporting structure following the Separation.

Net revenue for ADT Worldwide increased 6.1% during 2007, with product revenue up 7.4% and service revenue up 5.5%, as compared to 2006. The 2.7% revenue growth in North America resulted largely from an increase in commercial installations, primarily in the retailer market, as well as an increase in the recurring revenue base. Revenue in the EMEA region grew 9.8%, primarily driven by favorable changes in foreign currency exchange rates. The 11.9% revenue growth in the Rest of World geographies was primarily driven by strong growth in Asia and Latin America and, to a lesser extent, favorable changes in foreign currency exchange rates. Overall, net revenue was favorably affected by $213 million due to changes in foreign currency exchange rates while the net impact of acquisitions and divestitures unfavorably impacted net revenue by $3 million.

Operating income of $842 million in 2007 decreased $65 million from $907 million in 2006. Factors that positively impacted operating income included increased volume, operational efficiencies and reductions to depreciation and amortization expense, of $26 million. The decrease to depreciation and amortization expense resulted from changes to the depreciation method and estimated useful lives for pooled subscriber assets and changes to the estimated useful lives of dealer intangible assets. These increases were more than offset by a goodwill impairment charge of $46 million, due to the reorganization of our management and segment reporting structure, as well as increased investment in selling and marketing in Americas and Asia. In addition, results for 2007 included restructuring, asset impairment and divestiture charges, net of $83 million, which were primarily related to actions to improve field efficiencies and consolidating certain administrative functions in Europe, and an impairment of certain indefinite lived intangible assets. Restructuring, asset impairment and divestiture charges, net were $5 million in 2006.

Flow Control

Net revenue, operating income and operating margin for Flow Control for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Revenue from product sales	$4,201	$3,618	$3,002
Service revenue	217	148	133
Net revenue	$4,418	$3,766	$3,135
Operating income	$ 618	$ 457	$ 356
Operating margin	14.0%	12.1%	11.4%

Net revenue for Flow Control increased $652 million, or 17.3%, in 2008 as compared to 2007. The increase in net revenue was largely driven by volume growth from continued strength in the valves and thermal businesses, and to a lesser extent, the water business. The increase in the valves business was primarily driven by continued project growth in the oil and gas industry while the thermal business benefited primarily from continued strong project growth coupled with increased selling prices. While revenue within the water business increased year over year, project activity declined during the second half of 2008, primarily in Australia. Favorable changes in foreign currency exchange rates positively impacted revenue by $314 million. The net impact of acquisitions, divestitures and other activity positively affected revenue by $6 million.

Operating income increased $161 million, or 35.2%, in 2008 as compared to 2007 primarily from revenue growth, as well as volume efficiencies. Flow Control incurred restructuring, asset impairment and divestiture charges, net of $8 million, compared to $28 million in 2007. Additionally, selling, general and administrative expenses in 2008 included an environmental remediation charge of $6 million related to the closure of a facility in North America as compared to no charges in 2007.

Net revenue for Flow Control increased $631 million, or 20.1%, in 2007 as compared to 2006. The increase in net revenue was largely driven by volume growth from continued strength in most industrial end markets with significant project growth in the energy and water sectors. Growth in these sectors was strong across all geographical regions, and, in particular, Asia-Pacific and Europe. Favorable changes in foreign currency exchange rates positively impacted revenue by $197 million while the net impact of acquisitions and divestitures unfavorably impacted net revenue by $16 million.

The increase in operating income of $101 million, or 28.4%, in 2007 as compared 2006 was primarily due to revenue growth, as well as improved utilization rates. The increase in operating income during 2007 was partially offset by restructuring, asset impairment and divestiture charges, net of $28 million, which includes $6 million in cost of sales and selling, general and administrative expenses.

Fire Protection Services

Net revenue, operating income and operating margin for Fire Protection Services for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Revenue from product sales	$1,860	$1,790	$1,629
Service revenue	1,693	1,576	1,521
Net revenue	$3,553	$3,366	$3,150
Operating income	$ 321	$ 258	$ 241
Operating margin	9.0%	7.7%	7.7%

Net revenue for Fire Protection Services increased $187 million, or 5.6%, during 2008 as compared to 2007, driven by increases in both product sales and service revenues. Revenue from product sales includes sales and installation of fire protection and other systems. Service revenue comprises of inspection, maintenance, service and monitoring of fire detection and suppression systems. This increase in product sales was aided by foreign currency exchange rates, which had a favorable impact of $63 million. The increase in service revenue related to growth in service work and sprinkler contracting in North America and Asia primarily as a result of an increase in demand from the education and healthcare industries in North America and continued commercial expansion in the Asia Pacific region. Additionally, changes in foreign currency exchange rates had a favorable impact of $62 million on service revenue. The increase was partially offset by reduced revenue in EMEA and Australia/New Zealand primarily due to a decline in contracting revenue as a result of a strategic initiative to be more selective in our pursuit of contracts. Additionally, the net revenue increase was partially offset due to the planned exit of low performing non-core activities in Latin America and Asia. Overall, the Fire Protection Services net revenue increase included the favorable impact of changes in foreign currency exchange rates of $125 million.

Operating income increased $63 million, or 24.4%, during 2008 as compared to 2007 resulting largely from increased volume and improved margins, primarily in North America, and to a lesser extent, Asia and EMEA. The increase in operating income during 2008 was partially offset by $22 million of restructuring, asset impairment and divestiture charges. Also, operating income was unfavorably impacted by $9 million due to a goodwill impairment in the Latin America reporting unit.

Net revenue for Fire Protection Services increased $216 million, or 6.9%, during 2007 as compared to 2006, driven largely by a 9.9% increase in revenue from product sales. This increase was largely the result of strong growth in most regions which benefited from continuing strength in commercial construction activity in our focused end-markets. Changes in foreign currency exchange rates had a favorable impact of $101 million while divestitures had a negative impact of $30 million.

Operating income increased $17 million during 2007 as compared to 2006 resulting largely from increased volume, and improved margins, primarily in North America. Results for 2007 included restructuring, asset impairment and divestiture charges, net of $23 million, of which $1 million is included in cost of sales, primarily related to actions to improve field efficiencies and consolidate certain administrative functions in Europe. Operating income was unfavorably impacted by $1 million of divestiture charges, compared to no charges in 2006.

Electrical and Metal Products

Net revenue, operating income and operating margin for Electrical and Metal Products for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Revenue from product sales	$2,266	$1,970	$1,946
Service revenue	6	4	3
Net revenue	$2,272	$1,974	$1,949
Operating income	$ 342	$ 159	$ 319
Operating margin	15.1%	8.1%	16.4%

Net revenue for Electrical and Metal Products increased $298 million, or 15.1%, in 2008 as compared to 2007. The increase in net revenue was largely driven by selling price increases for steel tubular products and to a lesser extent armored cable products partially offset by decreased sales volume for both products. Changes in foreign currency exchange rates had a favorable impact of $44 million.

Operating income increased $183 million, or 115.1%, in 2008 as compared to 2007. The increase in operating income was primarily due to favorable spreads on both steel tubular and armored cable products. As inventory is replenished at higher prices, the spreads will narrow, which will result in lower operating income. Income generated by higher selling prices for both steel tubular and armored cable products were partially offset by decreased sales volume for both products. Operational excellence initiatives resulted in reductions in production cost rates for both steel tubular and armored cable products. The increase in operating income during 2008 was partially offset by $43 million of restructuring, asset impairment and divestiture charges, as compared to $7 million in 2007.

Net revenue for Electrical and Metal Products increased $25 million, or 1.3%, in 2007 as compared to 2006. Favorable changes in foreign currency exchange rates of $20 million contributed to the increase in revenue. The increase in net revenue was largely driven by increased sales volume of armored cable products, steel tubular products, and higher selling prices and sales volumes in Brazil. These increases were largely offset by the impact of lower selling prices on steel tubular products in North America.

The decrease in operating income of $160 million, or 50.2%, in 2007 as compared to 2006 was primarily due to unfavorable spreads on both steel tubular and armored cable products. Income generated by higher sales volume for both armored cable and steel tubular products were more than offset by lower selling prices and higher raw material prices. Results for 2007 included restructuring, asset impairment, and divestiture charges, net of $7 million, compared to no charges in 2006.

Safety Products

Net revenue, operating income and operating margin for Safety Products for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Revenue from product sales	$1,916	$1,704	$1,608
Service revenue	18	15	16
Net revenue	$1,934	$1,719	$1,624
Operating income	$ 284	$ 274	$ 196
Operating margin	14.7%	15.9%	12.1%

Net revenue for Safety Products increased $215 million, or 12.5%, during 2008 as compared to 2007 primarily from strong performance in the fire suppression, and to a lesser extent electronic security and life safety businesses. The increase in the fire suppression business was driven by continued growth in the energy and marine sectors, favorable product mix and increased selling prices to offset increasing raw material costs. The increase in the life safety business was primarily driven by growth in North America as a result of increased spending by fire departments due to the release of federal funds, and from increased selling prices. The increase in the electronic security business was partially due to higher volume and new product introductions primarily related to casinos and schools. Favorable changes in foreign currency exchange rates of $76 million also contributed to the increase in revenue.

Operating income increased $10 million, or 3.6% in 2008 as compared to 2007. The increase in operating income was primarily attributable to increased sales volume along with the impact of cost savings from operational excellence initiatives. The increase in operating income during 2008 was partially offset by $73 million of restructuring, asset impairment, and divestiture charges, net as compared to $29 million in 2007.

Net revenue for Safety Products increased $95 million, or 5.8%, during 2007 as compared to 2006 primarily from strong performance in the fire suppression and electronic security businesses. Favorable changes in foreign currency exchange rates of $49 million also contributed to the increase in revenue. The increase in the fire suppression business was driven by continued growth in the energy and marine sectors in the Americas and the Middle East as well as increased selling prices to help offset the significant cost increase of raw materials. The electronic security business also experienced favorable growth as a result of new product introductions and new market expansions. These increases were partially offset by continued softness in the life safety business in North America due to delays of federal assistance provided to fire departments.

Operating income increased $78 million to $274 million for the year ended September 28, 2007 compared to the prior year. Prior year results included a $100 million charge related to a pre-existing Voluntary Replacement Program ("VRP") for sprinkler heads in the fire suppression business. The deadline for filing claims to participate in the VRP ended on August 31, 2007. In light of the most current claims data, an additional $10 million charge was recorded in the fourth quarter of 2007. Also, 2007 results include the effect of restructuring, asset impairment, and divestiture charges, net of $29 million.

Corporate and Other

Corporate expense for 2008 was $3.2 billion lower as compared to the prior year, primarily resulting from various charges in 2007, including the class action settlement charge of $2.862 billion, separation costs of $117 million and net restructuring and asset impairment charges of $40 million primarily related to the consolidation of certain headquarter functions. Corporate expense for 2008 included net charges of $28 million composed of a $29 million charge for a legacy legal settlement, $4 million of separation costs and $5 million for restructuring, asset impairment and divestiture charges, net, offset by a credit of $10 million for class action settlement recoveries. The remaining decrease in corporate expense is primarily related to cost reduction initiatives and the restructuring program.

Corporate expense for 2006 included $72 million of income related to the extinguishment of certain payment obligations under a split dollar life insurance policy and rabbi trust pursuant to a settlement with Mr. Kozlowski, former Chief Executive Officer, and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. These income items were partially offset by incremental stock option charges of $47 million required under SFAS No. 123R, Separation related costs of $49 million and restructuring and divestiture charges of $2 million.

Interest Income and Expense

Interest income was $110 million in 2008, as compared to $104 million and $46 million in 2007 and 2006, respectively. The increases in interest income in 2008 and 2007 are primarily related to interest earned on the class action settlement escrow of $47 and $41 million, respectively.

Interest expense was $396 million in 2008, as compared to $313 million in 2007 and $279 million in 2006. The increases in interest expense in 2008 and 2007 are a result of interest on the class action settlement liability of $47 and $41 million, respectively, and increased costs related to our bridge loan and revolving credit facilities.

The weighted-average interest rate on total debt outstanding at September 26, 2008, September 28, 2007 and September 29, 2006 were 6.2%, 6.3% and 6.0%, respectively.

In 2007 and 2006, net interest amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred, and is included in discontinued operations. Allocated net interest was calculated using our historical weighted average interest rate on debt, including the impact of interest rate swap agreements. The portion of Tyco's interest income allocated to Covidien and Tyco Electronics was $35 million and $53 million during 2007 and 2006, respectively. The portion of Tyco's interest expense allocated to Covidien and Tyco Electronics was $242 million and $378 million during 2007 and 2006, respectively.

Other Expense, Net

Other expense, net was $224 million in 2008 and $255 million in 2007. Other expense, net in 2008 primarily relates to the loss of $258 million on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility offset by income of $6 million recorded in connection with the settlement of its 3.125% convertible senior debentures and related financial instruments. See Notes 13 and 15 to the Consolidated Financial Statements. The Company also recorded other-than-temporary impairments and realized losses on the sale of investments of $6 million related primarily to investments in corporate debt. Refer to Note 10 to the Consolidated Financial Statements. Additionally, the Company recorded $40 million of income as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement upon the adoption of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertain Income Taxes—an interpretation of FASB Statement No. 109." The Company also recorded $6 million of expense for other activity in accordance with the Tax Sharing Agreements during 2008.

During 2007, other expense, net consisted primarily of a $259 million loss on early extinguishment of debt incurred in connection with debt tender offers undertaken in connection with the Separation, for which no tax benefit is available. See Note 13 to the Consolidated Financial Statements. This charge consists primarily of premiums paid and the write-off of unamortized debt issuance costs and discounts. The total loss on early extinguishment of debt was $647 million, with $259 million included in continuing operations and $388 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

Income Taxes

Effective Income Tax Rate

Our effective income tax rate was 23.4% for 2008. Income taxes during 2008 were positively impacted by increased profitability in lower tax rate jurisdictions and release of deferred tax valuation allowances partially offset by enacted tax law changes that negatively impacted the non-U.S. deferred tax assets. The effective tax rate for 2007 is not meaningful primarily as a result of the class action settlement charge, net of $2.862 billion and the loss on early extinguishment of debt of $259 million for which no tax benefit is available. Additionally, taxes for 2007 were negatively impacted by tax costs related to the Separation of $92 million and were favorably impacted by the release of a deferred tax valuation allowance related to non-U.S. tax rulings received during the period and reduced reserve requirements on certain legacy tax matters. Our effective income tax rate for 2006 was 27.1%.

The valuation allowance for deferred tax assets of $745 million and $644 million at September 26, 2008 and September 28, 2007, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "*Accounting for Income Taxes,*" which requires a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Further, management has reviewed with tax counsel the issues raised by these taxing authorities and the adequacy of these recorded amounts. Substantially all of these potential tax liabilities are recorded in other liabilities on the Consolidated Balance Sheets as payment is not expected within one year.

Tax Sharing Agreement

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics' and Tyco's respective rights, responsibilities, and obligations after the Separation with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Under the Tax Sharing Agreement, the Company shares responsibility for certain of Tyco's, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. income tax returns. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. Tyco has recorded a receivable from Covidien and Tyco Electronics of $113 million at September 26, 2008 and $103 million at September 28, 2007 which is included in other assets as our estimate of their portion of the Tax Sharing obligations. Other liabilities include $554 million and $543 million at September 26, 2008 and September 28, 2007, respectively for the fair value of Tyco's obligations under the Tax Sharing Agreement, determined in accordance with FIN No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*." Tyco assesses the shared tax liabilities and related FIN No. 45 liability at each reporting period. The receivable and liability were initially recognized with an offset to shareholders' equity in 2007. In the first quarter of 2008, in connection with the adoption of FIN No. 48 and the related increase in uncertain tax positions for shared tax liabilities under the Tax Sharing Agreement, Tyco increased its receivable from Covidien and Tyco Electronics under the Tax Sharing Agreement with a corresponding increase to other income, net by $40 million ($0.08 for both basic and diluted earnings per share). In addition, $6 million of expense for other activity was recorded in accordance with the Tax Sharing Agreement during 2008.

Tyco will provide payment under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the audit process by local taxing authorities is completed for the impacted years. Given the nature of the shared liabilities, the maximum amount of potential future payments is not determinable.

In the event the Separation is determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, then Tyco, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on Tyco, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed-upon share of Tyco's, Covidien's and Tyco Electronics' tax liabilities. See Note 14 to the Consolidated Financial Statements for further discussion of guarantees and indemnifications extended between Tyco, Covidien and Tyco Electronics.

Other Income Tax Matters

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Management has assessed the issues related to these adjustments for recognition and measurement under FIN No. 48 and has recorded unrecognized tax benefits in accordance with FIN No. 48. The ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to these prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments, and the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, the Company has determined that these adjustments will more-likely-than-not be accepted and, accordingly, has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

Additionally, during 2008 the Company completed proposed amendments to its U.S. federal income tax returns for periods subsequent to 2002, which primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows. While the final adjustments cannot be determined until the income tax return amendment process and the IRS review is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

During the third quarter of 2007, the IRS concluded its field examination of certain of Tyco's U.S. federal income tax returns for the years 1997 though 2000 and issued anticipated Revenue Agents' Reports ("RARs") which reflect the IRS' determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of the Company's previously filed tax return positions. The Company agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact to the Company of $458 million, and during the third quarter of 2007, the Company paid $458 million, of which $163 million related to the Company's discontinued operations. The Company appealed other proposed tax audit adjustments totaling approximately $1 billion relating to Tyco, Covidien and Tyco Electronics, and, as Audit Managing Party as specified in the Tax Sharing Agreement, the Company intends to vigorously defend its prior filed tax return positions.

During the second quarter of 2008, the IRS issued additional RARs asserting a withholding tax liability of approximately $106 million associated with the prior proposed tax adjustments related to Tyco, Covidien and Tyco Electronics for the 1997 to 2000 period. The withholding tax amount asserted against Tyco is immaterial. During the first quarter of fiscal 2009, the Company reached an agreement with the IRS appeals team to work towards timely resolution of all unagreed issues related to this time period. The Company, as Audit Managing Party as specified in the Tax Sharing Agreement, intends to vigorously defend its prior filed tax return positions and determined that no adjustment is required to the Company's guarantees and indemnifications liability recorded in conjunction with the Tax Sharing Agreement as discussed in "Guarantees" within Management's Discussion and Analysis of Financial Condition and Results of Operations. Additionally, the IRS is auditing the prior tax returns of the Company, which include legal entities of Tyco, Covidien and Tyco Electronics for the 2001 to 2004 period. The IRS has not issued any RARs for this period.

The IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics arising from alleged actions of former executives in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, we estimate the proposed penalties could range between $30 million and $50 million. The Company, as Audit Managing Party as specified in the Tax Sharing Agreement, intends to vigorously oppose the assertion of any such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return. This is a pre-Separation shared tax matter under the Tax Sharing Agreement.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Divestitures

Held for Sale and Reflected as Continuing Operations

During the third quarter of 2008, the Company approved a plan to sell a business in the Safety Products segment. This business is presented in continuing operations as the criteria for discontinued operations has not been met. The Company has assessed and determined that the carrying value of this business is recoverable and will continue to assess recoverability based on current fair value, less cost to sell, until the business is sold. Fair value used for the impairment assessment was based on existing market conditions. The Company expects to complete a sale during the first half of fiscal 2009.

Discontinued Operations

The Company continued to assess the strategic fit of its various businesses and has pursued divestiture of certain businesses which do not align with its long-term strategy.

During 2008, as part of the Company's portfolio refinement efforts, the Company sold its ETEO business, Ancon business, NDC business, and a European manufacturer of public address products and acoustic systems. Additionally, the Company substantially completed the sale of its Infrastructure Services Business, during the fourth quarter of 2008. These businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

In May 2008, the Company sold 100% of the stock of ETEO, a Brazilian subsidiary of Infrastructure Services for $338 million of net cash proceeds and recorded a pre-tax gain of $232 million, including the effects of the economic hedge of the purchase price discussed below. The gain was recorded in Income (loss) from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations. ETEO was part of the Company's Corporate and Other segment. During September 2007, Tyco entered into an economic hedge of the Brazilian Real denominated contractual sale price of the ETEO business. Since the hedging transaction was directly linked to the proceeds from the sale of a business that was reflected in discontinued operations, Tyco began including the impact of the hedge in discontinued operations during the first quarter of 2008. During the third quarter of 2008, Tyco incurred a pre-tax loss of $36 million on this hedge. The impact of the hedge in the prior year was not material.

In February 2008, the Company executed a definitive agreement to sell the remaining portion of Infrastructure Services excluding Earth Tech Brasil Ltda. ("ET Brasil") to AECOM Technologies Corporation ("AECOM"). In July 2008, the Company substantially completed the sale to AECOM. The sale was completed for $455 million net of a $20 million working capital adjustment resulting in net cash proceeds of $435 million. The $435 million of net cash proceeds includes $53 million for the sale of Earth Tech UK. A pre-tax gain of approximately $183 million was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations. In order to complete the sale, the Company is required to obtain consents and approvals to transfer the legal ownership of the Earth Tech UK businesses to AECOM. Therefore, in July 2008 the Company and AECOM entered into an agreement in which AECOM would manage the UK businesses on behalf of the Company, while the Company would finance the UK businesses' operations. Also as part of the agreement, AECOM agreed to reimburse the Company for all of the funding provided by the Company through the closing date of the sale. As a result of the agreement, AECOM assumed all the risks and rewards of ownership for the UK businesses. At September 26, 2008, the necessary consents and approvals had not been obtained by the Company to transfer the legal ownership of the Earth Tech UK businesses to AECOM. The Company expects to record a gain related to the UK businesses upon receipt of the necessary consents and approvals, which is expected to occur in the first half of 2009. Certain assets in China were excluded from the sale and are expected to be transferred during the first half of 2009 for additional consideration of approximately $55 million once the necessary consents and approvals are obtained. Infrastructure Services, ET Brasil, the EarthTech UK business and the China assets discussed above were part of the Company's Corporate and Other segment.

As ET Brasil was excluded from the sale to AECOM, as discussed above, the Company recorded a pre-tax impairment charge of approximately $16 million to write down ET Brasil to its fair value, less cost to sell during 2008. Fair value used for the impairment assessment was based on existing market conditions. In July 2008, the Company executed a definitive agreement to sell ET Brasil for approximately $16 million in net cash proceeds. The sale is expected to close in the first quarter of 2009 upon receipt of the necessary consents and approvals.

At September 26, 2008, the Company has assessed and determined that the carrying value of the remaining assets in China and ET Brasil are recoverable based on current fair value, less cost to sell. The Company will continue to assess recoverability until the assets in the China and ET Brasil are sold.

During 2008, the Company settled a contract dispute arising under its former Infrastructure Services business. In connection with the settlement, the Company assessed its assets under the original contract and concluded the assets were no longer recoverable, resulting in a $51 million charge to discontinued operations.

In April 2008, the Company sold Ancon, a manufacturer of stainless steel products used in masonry construction. Ancon was part of the Company's Corporate and Other segment. The sale was completed for $164 million in net cash proceeds and a pre-tax gain of $100 million was recorded which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations. During the fourth quarter of 2008, the Company received an additional $6 million of proceeds related to the sale of Ancon.

In February 2008, the Company sold NDC, a company in the Japanese fire protection industry. NDC was part of the Company's Fire Protection and Safety Products Segments. The sale was completed for $50 million in net cash proceeds and a pre-tax gain of $7 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations.

In January 2008, the Company sold a European manufacturer of public address products and acoustic systems which was part of the Company's Fire Protection Segment and recorded an $8 million pre-tax loss on sale. The loss was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations.

During the first quarter of 2007, Aquas Industriales de Jose, C.A. ("AIJ"), a joint venture that was majority owned by Infrastructure Services, was sold for $42 million in net cash proceeds and a pre-tax gain of $19 million was recorded. The gain was recorded in discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations. AIJ was part of the Company's Corporate and Other segment.

During the third quarter of 2007, Tyco completed the Separation and has presented its Healthcare and Electronics businesses as discontinued operations in all periods presented.

In each period prior to the Separation, net interest and loss on early extinguishment of debt, which is included in other expense, net in the Consolidated Statements of Operations, amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that Tyco believes were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt including the impact of interest rate swap agreements. These allocated amounts were included in discontinued operations. During 2007, allocated interest income, interest expense and other expense, net was $35 million, $242 million and $388 million, respectively. During 2006, allocated interest income, interest expense and other expense, net was $53 million, $378 million and $0 million, respectively.

During 2007, the Company incurred pre-tax separation costs related primarily to professional services and employee-related costs of $154 million and $289 million, respectively, in discontinued operations.

Additionally, the year ended September 28, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that are no longer realizable of $88 million in discontinued operations.

The Company has used available information to develop its best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. During the year ended September 28, 2007, $72 million was recorded through shareholders' equity, primarily related to a cash true-up adjustment of $57 million and $15 million of other items. During the year ended September 26, 2008, $70 million of other items was recorded through shareholders' equity. The other items, which aggregate $85 million, reflect immaterial adjustments to shareholders' equity which were recorded to correct the distribution amount at the date of Separation. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or Tyco Electronics legal entities and for certain amended income tax returns for the periods prior to the Separation may be recorded to either shareholders' equity or the statement of income depending on the specific item giving rise to the adjustment.

Net revenue, income from operations, gain (loss) on sale, separation costs and income tax expense for discontinued operations for 2008, 2007 and 2006 are as follows ($ in millions):

	2008	2007	2006
Net revenue	$1,221	$19,271	$25,067
Pre-tax income from discontinued operations	$ 51	$ 2,816	$ 3,842
Pre-tax gain (loss) on sale of discontinued operations	484	(549)	(245)
Separation costs	—	(719)	(120)
Income tax expense	(77)	(766)	(690)
Income from discontinued operations, net of income taxes	$ 458	$ 782	$ 2,787

Balance sheet information for pending divestitures at September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	2008	2007
Accounts receivable, net	$ 52	$ 438
Inventories	24	64
Prepaid expenses and other current assets	18	47
Property, plant and equipment, net	20	166
Goodwill and other intangibles, net	157	236
Other assets	113	434
Total assets	$384	$1,385
Current maturities of long-term debt	$ 4	$ 5
Accounts payable	27	228
Accrued and other current liabilities	58	320
Long-term debt	—	18
Other liabilities	39	91
Total liabilities	$128	$ 662
Minority interest	$ 1	$ 30

Losses on divestitures

During 2008, 2007 and 2006, the Company recorded $1 million, $4 million and $2 million, respectively, of divestiture charges in continuing operations in connection with the write-down to fair value, less cost to sell, of certain businesses, which did not get classified as discontinued operations as they did not meet the criteria for such classification. The fair value used for the impairment assessments was primarily based on the terms and conditions included or expected to be included in the sales agreements.

Acquisitions

As part of the Company's strategy to strengthen its product and service offerings and market positions, the Company acquired Winner Security Services LLC ("Winner"), Sensormatic Security Corp. ("SSC") and FirstService Security ("FirstService") during 2008.

On June 5, 2008, the Company's ADT Worldwide segment acquired substantially all of the assets of Winner for $90 million. The franchise was originally granted by Sensormatic Electronics Corporation and granted Winner rights to sell, install and service certain Sensormatic products and entitled Winner to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Sensormatic products are sold through ADT Worldwide and Safety Products.

On July 9, 2008, the Company's ADT Worldwide segment acquired substantially all of the assets of SSC, including franchise rights, and agreed to settle a related legal matter for total consideration of approximately $86 million. SSC was a franchisee of Sensormatic Electronics Corporation in the states of Virginia and Maryland and in the District of Columbia. It was the last remaining major Sensormatic franchise. Under the original franchise agreement, SSC was granted rights to sell, install and service certain Sensormatic products and was entitled to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Sensormatic and SSC also settled the previously disclosed litigation between the parties related to the SSC franchise for $6 million in connection with the transaction. The value ascribed to the settlement of the legal matter was determined based on the consideration paid in excess of the fair value of the franchise and franchise rights acquired.

These transactions were accounted for as business combinations and the Company applied EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination," since there were preexisting relationships between the Company and Winner and SSC that needed to be assessed and accounted for separately. After assessing the specific facts and circumstances related to these transactions, the Company recorded charges of $38 million and $20 million for Winner and SSC, respectively during 2008 for the reacquisition of franchise rights that were deemed to be unfavorable to the Company when compared to pricing for current market transactions for similar arrangements. The Company utilized an income method valuation-approach in measuring the value of the preexisting relationship. Since these charges relate to a change in the manner in which the Company will conduct business in these territories, they have been reflected as restructuring charges. The remaining purchase price for Winner was $52 million, which consists of a $46 million indefinite-lived intangible asset, $1 million of customer lists which are amortizable over a 10-year period and $5 million of goodwill. The remaining purchase price for SSC was $60 million, which consists of a $52 million indefinite-lived intangible asset, $4 million of customer lists which are amortizable over a 10-year period and $4 million of goodwill. Goodwill associated with the Winner and SSC transactions is deductible for tax purposes.

On June 30, 2008, the Company's ADT Worldwide segment acquired FirstService Security, a division of FirstService Corporation, for approximately $187 million. FirstService Security is a commercial security systems integrator and provides a full range of integrated security system services, including design, engineering, installation, servicing and monitoring of access control, closed-circuit television and intrusion systems. The purchase price for FirstService has been allocated on a preliminary basis and consists of $38 million of net working capital and other assets, $5 million of property, plant and equipment, net, $52 million of intangible assets and $92 million of goodwill. Goodwill associated with the FirstService transaction is not deductible for tax purposes.

Additionally during 2008, cash paid for other acquisitions included in continuing operations, primarily within ADT Worldwide and Safety Products, totaled $38 million. During 2007, cash paid for acquisitions included in continuing operations, primarily within ADT Worldwide, Safety Products and Flow Control, totaled $31 million. Cash paid for acquisitions by businesses included in continuing operations during 2006 was $5 million.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

The aggregate amounts paid for the acquired businesses have been allocated to assets acquired and liabilities assumed based on preliminary estimates of fair value at September 26, 2008. The purchase price allocation remains subject to change based on final valuations of the assets acquired and liabilities assumed. The Company does not expect the finalization of these matters to have a material effect on these allocations. The following represents preliminary purchase price allocations for the acquired businesses ($ in million):

Net working capital and other assets	$ 21
Property, plant and equipment, net	7
Goodwill	140
Intangible assets, net	170
Purchase price	$338
Payments relating to the reacquisition of unfavorable franchise rights and legal settlement	64
Aggregate amount paid	$402

Acquisition Liabilities

At September 26, 2008 and September 28, 2007, acquisition liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2008	2007
Accrued and other current liabilities	$ 3	$ 4
Other liabilities	9	10
	$12	$14

Acquisition liabilities relate to facility exit costs, employee severance and benefits, distributor and supplier cancellation fees and other costs. The Company paid $2 million, $5 million and $5 million to fund acquisition liabilities during 2008, 2007 and 2006, respectively.

Holdback Liabilities

The Company paid cash of approximately $5 million and $2 million during 2007 and 2006, respectively, relating to holdback liabilities related to certain prior period acquisitions. There were no such payments in 2008. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies.

At September 26, 2008 and September 28, 2007, holdback liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2008	2007
Other liabilities	$18	$16

ADT Dealer Program

During 2008, 2007 and 2006, Tyco paid $376 million, $409 million and $373 million of cash, respectively, to acquire approximately 370,000, 415,000 and 401,000 customer contracts for electronic security services through the ADT dealer program.

Goodwill Impairment

Annually and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using the Company's weighted average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. During the annual goodwill impairment testing for the fiscal year ended September 26, 2008, the carrying amount of goodwill in the Latin America Fire Protection business, part of the Fire Protection Services segment, exceeded the implied fair value of goodwill. As a result, the Company recognized a goodwill impairment of $9 million in the fourth quarter of 2008. Furthermore, the Company believes its goodwill balance at September 26, 2008 is recoverable.

In connection with the Separation, during the third quarter of 2007 Tyco reorganized into a new management and segment reporting structure. As part of these organizational changes, the Company assessed new reporting units and conducted valuations to determine the assignment of goodwill to the new reporting units based on their estimated relative fair values. Following the relative fair value goodwill allocation, the Company then tested goodwill for impairment by comparing the fair value of each reporting unit with its carrying value amount. If the carrying amount of a reporting unit exceeded its fair value, goodwill was considered potentially impaired. Where goodwill was potentially impaired, we compared the implied fair value of the reporting unit goodwill to the carrying amount of that goodwill. The carrying amount of goodwill exceeded the implied fair value of goodwill in the Australia and New Zealand Security Services business, part of the ADT Worldwide segment. As a result, the Company recognized a goodwill impairment of $46 million in the third quarter of 2007.

In determining fair value, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment. However, fair value determinations require considerable judgment and are sensitive to changes in the factors described above. In light of current economic conditions, additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. The Company has certain reporting units which have limited excess of fair value over carrying value. The goodwill balance for reporting units with less than a ten percent excess of fair value over carrying value in the aggregate was approximately $2.4 billion at September 26, 2008.

Cumulative Effect of Accounting Change

During 2006, the Company adopted Financial Accounting Standards Board Interpretation ("FIN") No. 47, "*Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143.*" FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be initially reported at their fair values. Upon adoption, the Company recognized a liability of $32 million for asset retirement obligations and an increase of $10 million in the carrying amount of the related assets, of which $19 million and $5 million are reflected in liabilities and assets of discontinued operations, respectively. The initial recognition resulted in a cumulative effect of accounting change of $14 million after-tax loss ($22 million pre-tax), reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN No. 47 been in effect at the time.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Methods for Security Monitoring-Related Assets—Tyco generally considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition.

Effective as of the beginning of the third quarter of 2007, Tyco changed the depreciation method and estimated useful life used to account for pooled subscriber system assets (primarily in North America) and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company will continue to use a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

The change in the method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. All pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems, will continue to be reviewed by the Company at each balance sheet date to assess the continued appropriateness of methods and estimated useful lives.

Effective as of the beginning of the third quarter of 2007, Tyco also changed the estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles from 12 to 15 years. The Company continues to amortize dealer intangible assets on an accelerated basis. The change in the estimated useful life used to account for dealer intangibles resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base.

Attrition rates for customers in our ADT Worldwide business were 12.9%, 12.3% and 14.2% on a trailing 12-month basis for 2008, 2007 and 2006, respectively.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. If estimates are inaccurate, there is risk that our revenue and profits for the period may be overstated or understated.

Product discounts granted are based on the terms of arrangements with direct, indirect and other markets participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Income Taxes—In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal and international pretax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. If a change in a valuation allowance occurs, which was established in connection with an acquisition, such adjustment may impact goodwill rather than the income tax provision.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on the Company's financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. Since judgment is involved in performing fair value measurements used in goodwill and indefinite-lived intangible assets impairment analyses, there is risk that the carrying values of our goodwill or indefinite-lived intangible assets may be overstated.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. When testing for goodwill impairment, the Company follows the guidance prescribed in SFAS No. 142, "*Goodwill and Other Intangible Assets.*" First, the Company compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using the Company's weighted average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Disruptions to our business such as end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, the divestiture of a significant component of a reporting unit and market capitalization declines may result in our having to perform a goodwill impairment first step valuation analysis for some or all of our reporting units prior to the required annual assessment. These types of events and the resulting analysis could result in goodwill impairment charges in the future.

In determining fair value, we rely on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and marketplace data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment. However, fair value determinations require considerable judgment and are sensitive to changes in the factors described above. In light of current economic conditions, additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. We have certain reporting units which have limited excess of fair value over carrying value. The goodwill balance for reporting units with less than a ten percent excess of fair value over carrying value in the aggregate was approximately $2.4 billion at September 26, 2008.

Goodwill impairments related to continuing operations were $9 million and $46 million during 2008 and 2007, respectively. There were no goodwill impairments related to continuing operations during 2006.

We believe our goodwill balance at September 26, 2008 is recoverable.

Indefinite lived intangible assets consisting primarily of trade names are tested for impairment using the relief from royalty method. The Company believes that its intangible assets balance at September 26, 2008 is recoverable. However, fair value determinations require considerable judgment and are sensitive to change. In light of current economic conditions, impairments to intangible assets could occur in future periods.

Long-Lived Assets—Assets held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairments to long-lived assets to be disposed of are recorded based upon the fair value less cost to sell of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $76 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $10 million. For fiscal 2009, we expect that recent reductions in the value of certain investments held by our pension plans will increase our pension expenses, which, although not currently expected, may result in a material impact on our obligation to fund these plans with cash.

Liquidity and Capital Resources

Recent global market and economic conditions have been, and continue to be, disrupted and volatile having an adverse impact on financial markets in general. The volatility has reached unprecedented levels. As a result of concern about the stability of the markets and the strength of counterparties, many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers resulting in severely diminished liquidity and credit availability. At this time, the extent to which these conditions will persist is unclear. To date, the Company's cost and availability of funding has not been adversely affected by illiquid credit markets and we do not expect it to be materially impacted in the near future.

We continue to have sufficient borrowing capacity for our foreseeable needs based on our current cash flow forecast. We currently have two syndicated multi-year revolving credit facilities: a $1.25 billion facility maturing on April 25, 2012 and a $500 million facility maturing on June 24, 2011, with an aggregate commitment of $1.75 billion.

On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman") filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. Lehman is one of the lenders in our $1.25 billion revolving credit facility with a commitment of $60 million. Our $500 million credit facility did not have a commitment from Lehman. With the exception of the $60 million in commitments under our $1.25 billion facility, we believe that the lenders under our revolving credit facilities are capable of meeting any borrowing requests we may make.

On September 25, 2008, we issued a borrowing request for $300 million under our $1.25 billion credit facility in accordance with the terms of the agreement. The Lehman portion of the commitment was not funded, resulting in a total funding of $286 million, which represented the total amount outstanding under our revolving credit facilities as of September 26, 2008.

Based on our cash flow forecast, we believe we will continue to have sufficient liquidity to meet our working capital needs, even if Lehman remains unable or unwilling to participate or if another lender does not assume Lehman's commitment in the future.

Our ability to access the commercial paper market, and the related cost of these borrowings, is affected by market conditions and our short-term borrowing rating. As of June 27, 2008, we had outstanding commercial paper borrowings of $358 million, all of which were scheduled to mature during the fourth quarter of fiscal 2008. While the Company had the intent to refinance these outstanding borrowings through the commercial paper market, we have experienced limitations in our ability to access this market. As of September 26, 2008, we were successful in refinancing $116 million of the commercial paper outstanding as of June 27, 2008 with new commercial paper issuance. The remaining balance was refinanced under our $1.25 billion credit facility. Our multi-year revolving credit facilities serve as a backstop to our commercial paper program. It is our intention to fund future maturities of commercial paper through new commercial paper issuances or additional borrowing from our credit facilities.

As of November 12, 2008, $686 million was outstanding under our revolving credit facility.

In addition to our available cash and operating cash flows, additional sources of potential liquidity include committed credit lines, our commercial paper program, public debt and equity markets as well as the ability to sell trade accounts receivable. We continue to balance our cash operating, investing and financing uses of cash through investment in our existing core businesses, strategic acquisitions and divestitures, dividends and share repurchases. We believe our cash position, amounts available under our credit facilities and cash provided by operating activities will be adequate to cover our operational and business needs.

As a result of declines experienced in global financial markets, our pension funds have and may continue to experience a negative return which will result in an increase in pension costs in 2009. We will continue to monitor the market conditions and assess the impact, if any, on our financial position, results of operations and cash flows. Approximately 100% of our U.S. and 97% of our non-U.S. funded pension plans are invested in readily-liquid investments, including equity and fixed income securities. Although we do not believe we will be required to make a material cash contribution in the next 12 months, if these market conditions continue, we may be required to make incremental cash contributions under the Pension Protection Act in the U.S. or other local statutory law.

The sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 were as follows ($ in millions):

	2008	2007	2006
Cash flows from operating activities:			
Operating income (loss)	$ 1,941	$(1,732)	$1,355
Goodwill impairment	9	46	—
Non-cash restructuring and asset impairment charges, net	37	24	2
Losses on divestitures	—	4	2
Depreciation and amortization[1]	1,154	1,148	1,180
Non-cash compensation expense	99	173	151
Deferred income taxes	(94)	(16)	(413)
Provision for losses on accounts receivable and inventory	135	94	55
Loss on the retirement of debt	258	259	1
Other, net	(124)	(231)	(37)
Class action settlement liability	(3,020)	2,992	—
Net change in working capital	(646)	(414)	223
Interest income	110	104	46
Interest expense	(396)	(313)	(279)
Income tax expense	(335)	(324)	(304)
Net cash (used in) provided by operating activities	$ (872)	$ 1,814	$1,982
Other cash flow items:			
Capital expenditures, net[2]	$ (706)	$ (643)	$ (517)
Decrease in sale of accounts receivable	14	7	8
Acquisition of customer accounts (ADT dealer program)	(376)	(409)	(373)
Purchase accounting and holdback liabilities	(2)	(10)	(7)
Voluntary pension contributions	4	23	—

(1) Includes depreciation expense of $626 million, $635 million and $663 million in 2008, 2007 and 2006, respectively, and amortization of intangible assets of $528 million, $513 million and $517 million in 2008, 2007 and 2006, respectively.

(2) Includes net proceeds of $28 million, $23 million and $39 million received for the sale/disposition of property, plant and equipment in 2008, 2007 and 2006, respectively.

The net change in working capital decreased operating cash flow by $646 million in 2008. The components of this change are set forth in detail in the Consolidated Statements of Cash Flows. The significant changes in working capital included a $176 million increase in accounts receivable, a $138 million increase in inventories, and a $152 million decrease in accrued and other liabilities, primarily due to accrued warranties.

During the second quarter of 2008, Tyco released $2,960 million of funds placed in escrow during the third quarter of 2007 as well as $60 million of interest earned on those funds for the benefit of the class as stipulated in the Court's final order related to the class action settlement.

During 2008, we substantially completed the sale of our Infrastructure Services business for net cash proceeds of $396 million, sold 100% of the stock of ETEO for $338 million in net cash proceeds, sold Ancon Building Products for $171 million in net cash proceeds, and completed the sale of NDC for $49 million in net cash proceeds.

We continue to fund capital expenditures to improve the cost structure of our businesses, to invest in new processes and technology, and to maintain high quality production standards. The level of capital expenditures in 2009 is expected to exceed spending levels in 2008 of $734 million and is also expected to exceed depreciation of $626 million.

On July 10, 2008, Tyco's Board of Directors approved a $1.0 billion share repurchase program under which we have repurchased 2.5 million common shares for $100 million. We also repurchased

23.1 million common shares for $944 million in 2008 completing the 2007 $1.0 billion share repurchase program. During 2007, we repurchased 1.3 million common shares for $56 million under the 2007 $1.0 billion share repurchase program as well as 5 million common shares for $659 million completing the 2006 $2.0 billion share repurchase program. During 2006, we repurchased 13 million common shares for $1.3 billion under the 2006 $2.0 billion share repurchase program as well as 11 million common shares for $1.2 billion completing the 2005 $1.5 billion share repurchase program.

During the first quarter of 2007, we launched a company-wide restructuring program, which as of September 26, 2008 has been substantially completed. Since the inception of this program, we have incurred charges of $395 million relating to this program. During 2008, 2007 and 2006 we paid out $187 million, $70 million and $32 million, respectively, in cash related to restructuring activities. We have identified additional opportunities for cost savings from restructuring activities in fiscal 2009 and expect to incur restructuring charges of approximately $50 million in fiscal 2009. See Note 3 to our Consolidated Financial Statements for further information regarding our restructuring activities.

Income taxes paid, net of refunds, related to continuing operations was $501 million, $649 million, and $316 million in 2008, 2007, and 2006, respectively.

During 2008, 2007 and 2006, Tyco paid $376 million, $409 million and $373 million of cash, respectively, to acquire approximately 370,000, 415,000 and 401,000 customer contracts for electronic security services through the ADT dealer program.

During 2008, 2007 and 2006, we paid $2 million, $10 million and $7 million, respectively, in cash for purchase accounting and holdback liabilities. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies. At September 26, 2008 holdback liabilities on our Consolidated Balance Sheets were $18 million, which are included in other liabilities. At September 26, 2008, $12 million of acquisition liabilities remained on our Consolidated Balance Sheets, of which $3 million are included in accrued and other current liabilities and $9 million are included in other liabilities.

As previously discussed, effective June 29, 2007, we completed the Separation. In connection with the Separation, we paid $68 million, $349 million and $96 million in Separation costs during 2008, 2007 and 2006, respectively. Of these amounts, $36 million, $256 million and $77 million were included in cash flows from discontinued operating activities, respectively.

As previously discussed, we continue to be active in refining our portfolio and assessing the strategic fit of our various businesses. As a result, we will continue to divest of businesses that do not align with our overall strategy. We plan to use the expected proceeds from these sales, as well as the cash generated by our operations, to continue to make investments in our businesses that are intended to grow revenue and improve productivity, including our restructuring actions. We expect to also use cash to selectively pursue acquisitions. Additionally, we expect to continue to return any excess cash to our shareholders through share repurchases and dividend payments.

Pursuant to our share repurchase program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations.

Management believes that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for the foreseeable future, including quarterly dividend payments. The Company intends to repurchase additional shares under its existing $1.0 billion share repurchase program depending on credit market conditions, macroeconomic factors and expectations regarding future cash flows.

Capitalization

Shareholders' equity was $15.5 billion or $32.41 per share, at September 26, 2008, compared to $15.6 billion or $31.50 per share, at September 28, 2007. Shareholders' equity did not change significantly in 2008 due to net income of $1,553 million, which was offset by the repurchase of common shares by subsidiary of $854 million, the repurchase of common shares held in Treasury of $192 million, dividends declared of $313 million and foreign currency exchange rates of $307 million.

Total debt was $4.3 billion at September 26, 2008, as compared to $4.5 billion at September 28, 2007. Total debt as a percentage of capitalization (total debt and shareholders' equity) was 22% at both September 26, 2008 and September 28, 2007, respectively.

Our cash balance decreased to $1.5 billion at September 26, 2008, as compared to $1.9 billion at September 28, 2007. This decrease in cash was primarily due to the repurchase of common shares, capital expenditures, accounts purchased from the ADT dealer network, business acquisitions and dividends paid. This decrease was offset by cash generated by the operating segments and proceeds from divestitures.

Debt Tenders

In connection with the settlement of litigation arising from the Separation related to our public debt, on June 3, 2008 we, along with our finance subsidiary Tyco International Finance S.A. ("TIFSA"), a wholly-owned subsidiary of the Company and successor company to Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of the Company organized under the laws of Luxembourg, consummated consent solicitations and exchange offers related to certain series of debt issued under the 1998 and 2003 indentures. In connection with the exchange offers, we issued $422 million principal amount of 7.0% notes due 2019 in exchange for an equal principal amount of 7.0% notes due 2028 and $707 million principal amount of 6.875% notes due 2021 in exchange for an equal principal amount of 6.875% notes due 2029. In connection with the consent solicitations, holders of our 6.0% notes due 2013, 6.125% notes due 2008, 6.125% notes due 2009, 6.75% notes due 2011, 6.375% notes due 2011, 7.0% notes due 2028 and 6.875% notes due 2029 collectively received consent payments totaling $250 million.

The terms of the consent and exchange offers were evaluated as a debt modification in accordance with EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," and it was determined that the 7.0% notes due 2028 and the 6.875% notes due 2029 were extinguished because the cash flows of the new bonds as compared to the original bonds were substantially modified. As a result, the new bonds and the 7.0% notes due 2028 and the 6.875% notes due 2029 that were not tendered for exchange were recorded at their fair value upon completion of the exchange offers. In determining fair value, we measured the bonds as if they were an initial issuance to the public. This was done by obtaining effective yield data derived from comparable pricing received from the issuance of bonds with similar ratings and covenants by large public companies.

In connection with the consent solicitations and exchange offers, we recorded a $222 million charge to other expense, net as a loss on extinguishment of debt. This charge is comprised of the consent payments related to the extinguished bonds (notes due 2028 and 2029), premium on the exchanged bonds which represents the difference between the fair value and the book value of the extinguished bonds and the write-off of the original unamortized debt issuance costs as well as fees paid to third parties associated with the bonds that were not deemed extinguished. The remaining portion of the consent payment and issuance costs will be amortized over the remaining life of the bonds.

In May 2008, TIFSA commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 26, 2008, TIFSA had $116 million of commercial paper outstanding, which bore interest at an average rate of 2.95%.

During the year ended September 28, 2007, we recorded a $259 million charge to other expense, net for the loss on early extinguishment of debt related to the debt tender offers in connection with the Separation.

Bank and Revolving Credit Facilities

On June 24, 2008, Tyco and TIFSA entered into a $500 million senior unsecured revolving credit agreement with Citibank, N.A., as administrative agent for the lenders party thereto. This credit agreement has a three-year term. Borrowings under this agreement have a variable interest rate based on LIBOR or an alternate base rate. The margin over LIBOR can vary based on changes in our credit rating and facility utilization. Together with the existing $1.25 billion five-year senior revolving credit agreement, dated as of April 25, 2007, our total commitments under these facilities increased to $1.75 billion. These revolving credit facilities will be used for working capital, capital expenditures and other corporate purposes. As of September 26, 2008, there was $286 million drawn under these unsecured revolving credit facilities and as of November 12, 2008 we had $686 million outstanding. As discussed above, with the exception of the $60 million in commitments from Lehman, we believe that all of the lenders under our revolving credit facility are capable of meeting any borrowing requests TIFSA may make.

On April 25, 2007, we, certain of our subsidiaries and a syndicate of banks entered into a 364-day unsecured bridge loan facility. On October 1, 2007, the commitments with respect to the unused portion of our unsecured bridge loan facility expired, but were subsequently renewed before being terminated in connection with the overall facility's termination in June 2008. The unsecured bridge loan facility provided us with sufficient liquidity to repay our outstanding public debt with borrowings of up to $4.0 billion. The facility could only be used to repay, settle or otherwise extinguish such public debt, which was the subject of ongoing litigation between us and the trustee for such public debt. In June 2008, we settled this litigation and terminated this facility. In connection with the facility termination, we recorded a $36 million charge to other expense, net to write-off unamortized debt issuance costs.

On June 21, 2007, Tyco and TIFSA entered into a $500 million letter of credit facility, with Citibank N.A. as administrative agent, that was scheduled to expire on June 15, 2008. The facility provided for the issuance of letters of credit supported by a related line of credit facility. Effective June 6, 2008, this facility and all commitments under this facility were terminated.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of our debt to earnings before interest, taxes, depreciation, and amortization and that limit our ability to incur subsidiary debt or grant liens on our property. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to our business.

Convertible Debentures

As of September 28, 2007, TIFSA had $21 million outstanding of its 3.125% convertible senior debentures due 2023 with a 2015 put option ("the 3.125% convertible senior debentures"). On August 25, 2008, we delivered to holders a notice of redemption of our $19 million remaining principal amount of the 3.125% convertible senior debentures. These debentures were originally convertible into Tyco shares. As a result of the Separation transactions undertaken by us in 2007, these debentures became convertible into common shares of Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd. The 3.125% convertible debentures were converted into 11.496 common shares of each of the three separate companies, per $1,000 principal amount. During the fourth quarter of fiscal year 2008, we issued 217,589 shares of Tyco common stock and obtained shares of Covidien Ltd. and Tyco Electronics in connection with the redemption of the 3.125% convertible senior debentures. Additionally in the fourth quarter, we recorded a gain of $6 million upon exercise of the conversion option by holders (see Note 15 in the Consolidated Financial Statements). The last redemption date was September 25, 2008. Any notes outstanding after that date were redeemed with available cash. As of September 26, 2008, no amounts remain outstanding under the 3.125% convertible senior debentures.

The following tables detail our long-term and short-term debt ratings at September 26, 2008 and September 28, 2007:

	Long-Term Debt Ratings	
	2008	2007
Moody's	Baa1	Baa1
Standard & Poor's	BBB+	BBB
Fitch	BBB+	BBB

	Short-Term Debt Ratings	
	2008	2007
Moody's	P-2	N/A
Standard & Poor's	A-2	N/A
Fitch	F2	N/A

The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Commitments and Contingencies

Contractual Obligations

Contractual obligations and commitments for principal debt, minimum lease payment obligations under non-cancelable operating leases and other obligations at September 26, 2008 is as follows ($ in millions):

	2009	2010	2011	2012	2013	Thereafter	Total
Debt[1]	$ 648	$ 1	$517	$1,135	$ 1	$1,831	$4,133
Interest payments[2]	225	209	192	148	120	619	1,513
Capital leases[3]	23	21	22	4	6	43	119
Operating leases	248	201	166	108	61	140	924
Purchase obligations[4]	53	3	—	—	—	—	56
Total contractual cash obligations[5][6]	$1,197	$435	$897	$1,395	$188	$2,633	$6,745

(1) Excludes debt discount and swap activity. Includes amounts outstanding under our revolving credit facilities. Included in the amount of debt maturing in 2009 is $116 million of commercial paper borrowings the Company classified as long-term at September 26, 2008. This debt matures in 2009, but has been classified as long-term on the Consolidated Balance Sheet as settlement of this debt is not expected to require the use of working capital in the next year and as the Company has both the intent and the ability to refinance this debt on a long-term basis.

(2) Interest payments consist of interest on our fixed interest rate debt and excludes interest on our variable interest rate debt.

(3) Excludes interest.

(4) Purchase obligations consist of commitments for purchases of good and services.

(5) Other long-term liabilities primarily consist of the following: pension and postretirement costs, income taxes, warranty and environmental liabilities and are excluded from this table. We are unable to estimate the timing of payment for these items due to the inherent uncertainties of obligations of this type. The minimum required contributions to our pension plans are expected to be approximately $63 million in 2009 and we expect to pay $7 million in 2009 related to postretirement benefit plans.

(6) During the first quarter of 2008, we adopted the provisions of FIN No. 48. As of September 26, 2008, we recorded gross unrecognized tax benefits of $369 million and gross interest and penalties of $49 million, both of which are classified as non-current liabilities in the Consolidated Balance Sheet as payment is not expected within one year. At this time, we are unable to make a reasonably reliable estimate of the timing for such payments in future years; therefore, such amounts have been excluded from the above contractual obligation table.

Our 6.125% public notes due in 2008 and 2009 of $300 million and $215 million mature in the first and second quarter of fiscal year 2009, respectively. Based on market conditions and our liquidity needs, we intend to pay down these maturities of such debt either by drawing down on our existing credit facility or accessing the debt market on terms that are acceptable to the Company. As of November 12, 2008, the total outstanding balance under our credit facility was $686 million.

On June 24, 2008, Tyco and TIFSA entered into a new $500 million senior unsecured revolving credit agreement with Citibank, N.A. as administrative agent for the lenders party therto. This credit agreement has a three-year term. Borrowings under this agreement have a variable interest rate based on LIBOR or an alternate base rate. The margin over LIBOR can vary based on changes in our credit rating and facility utilization. Together with the existing $1.25 billion five-year senior revolving credit agreement, dated as of April 25, 2007, our total commitments under these facilities increased to $1.75 billion.

As discussed above, as of September 26, 2008, we had total commitments of $1.75 billion under our revolving credit facilities, $500 million of which matures on June 24, 2011 and $1.25 billion of which matures on April 25, 2012. Additionally, $60 million worth of commitments under our $1.25 billion facility are held by Lehman which has defaulted on it obligations under the agreement. As of September 26, 2008, $286 million was outstanding under our revolving credit facilities, and as of November 12, 2008, $686 million was outstanding.

At September 26, 2008, we had total outstanding letters of credit and bank guarantees of $633 million.

In May 2008, TIFSA commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 26, 2008, TIFSA had $116 million of commercial paper outstanding which bore interest at an average rate of 2.95%. At September 26, 2008 we classified $116 million of short-term borrowings as long-term. Settlement of this debt is not expected to require the use of working capital in the next year, as we have both the intent and the ability to refinance this debt on a long-term basis.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

In connection with the Separation, we entered into a liability sharing agreement regarding certain class actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement, we, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy claims (including ERISA, FCPA and securities claims). The Separation and Distribution Agreement also provides that we will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, we will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

Tyco has assumed 27%, Covidien has assumed 42% and Tyco Electronics has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which include securities class action litigation, Employee Retirement Income Security Act ("ERISA") class action litigation, certain legacy tax contingencies and any actions with respect to the spin-offs or the distributions made or brought by any third party. Any amounts relating to these contingent and other corporate liabilities paid by Tyco after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement will be shared among Tyco, Covidien and Tyco Electronics pursuant to the same allocation ratio. As described in the Separation and Distribution Agreement, Tyco, Tyco Electronics and Covidien are jointly and severally liable for all amounts relating to the previously disclosed securities class action settlement. All costs and expenses that Tyco incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Covidien, Tyco Electronics and Tyco.

Legal Matters

Class Actions

For a discussion of contingencies related to Tyco's securities class actions, class action settlement, ERISA related litigation and Tyco litigation against former senior management, litigation related to our public debt and various other legal matters, see Item 3, Legal Proceedings. We are generally obligated to indemnify our directors and officers and our former directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law. While we may from time to time seek to engage plaintiff's counsel in settlement discussions, we are unable at this time to estimate what our ultimate liability in these matters may be, and it is possible that we will be required to pay judgments or settlements and incur expenses, in excess of any insurance coverage, in aggregate amounts that could have a material adverse effect on our financial position, results of operations or cash flows.

Investigations

For a detailed discussion of contingencies related to governmental investigations related to Tyco, see Item 3. Legal Proceedings—Subpoenas and Document Requests From Governmental Entities. We cannot predict when these investigations will be completed, nor can we predict what the results of these investigations may be. It is possible that we will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government entities or instrumentalities (which in turn could negatively impact our business with non-governmental customers) or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our business. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. For a detailed discussion of contingencies related to Tyco's environmental matters, see Item 1. Business—Environmental Matters and Item 3. Legal Proceedings—Environmental Matters.

Asbestos Matters

Tyco and some of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. For a detailed discussion of Tyco's contingencies related to these matters, see Item 3. Legal Proceedings—Asbestos Matters.

Income Taxes

Tyco and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest have been assessed under FIN 48 and recorded as appropriate. For a detailed discussion of contingencies related to Tyco's income taxes, see Item 3. Legal Proceedings—Income Tax Matters.

Compliance Matters

Tyco has received and responded to various allegations and other information that improper activities were conducted by Tyco employees in recent years, in particular with respect to DOJ and SEC investigations that have resulted in our performing a company-wide baseline review of our policies, controls and practices as they relate to the Foreign Corrupt Practices Act. For a detailed discussion of these contingencies and others related to Tyco's compliance efforts, see Item 3. Legal Proceedings—Compliance Matters.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

Backlog

At September 26, 2008, we had a backlog of unfilled orders of $9.7 billion, compared to a backlog of $9.0 billion at September 28, 2007. We expect that approximately 86% of our backlog at September 26, 2008 will be filled during 2009. Backlog by segment at September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	2008	2007
ADT Worldwide	$6,177	$6,137
Flow Control	2,083	1,579
Fire Protection Services	1,139	1,048
Electrical and Metal Products	117	114
Safety Products	154	132
	$9,670	$9,010

Within ADT Worldwide, backlog increased primarily as a result of recurring revenue-in-force, which represents 12 months' fees for monitoring and maintenance services under contract in the security business. Our total account base grew 1.6% year over year to 7.2 million accounts. The amount of recurring revenue-in-force at September 26, 2008 and September 28, 2007 was $3.97 billion and $3.93 billion, respectively. Flow Control had increased bookings mostly in the Asia-Pacific and Americas regions. Backlog within Fire Protection Services increased primarily as a result of increased orders in Asia and North America.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

Certain of Tyco's international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $65 million, $76 million and $75 million at September 26, 2008, September 28, 2007 and September 29, 2006, respectively.

Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2008 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance and the potential exposure for nonperformance under the guarantees would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 6 to the Consolidated Financial Statements for further discussion of the Tax Sharing Agreement. At the time of the Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others."* In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement is $554 million and $543 million, which is included in other liabilities on our Consolidated Balance Sheet at September 26, 2008 and September 28, 2007, respectively. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 16 to the Consolidated Financial Statements for further discussion of the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the Separation date, Tyco assumed primary liability on any remaining support. The estimated fair values of those obligations are $7 million, which are included in other liabilities on our Consolidated Balance Sheets, and were recorded in accordance with FIN No. 45 with an offset to shareholders' equity on the Separation date.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business—Environmental Matters for a discussion of these liabilities.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Notes 1 and 14 to the Consolidated Financial Statements.

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. In the third quarter of 2006, the Company completed a comprehensive review of reported claims, recent claim rates and cost trends and further assessed the future of the program. The Company determined that an additional liability was necessary in order to satisfy the Company's obligation under the VRP. As a result, the Company recorded a $100 million charge which was reflected in cost of sales. On May 1, 2007, the Consumer Products Safety Commission and the Company announced an August 31, 2007 deadline for filing claims to participate in the VRP. The Company will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. During the fourth quarter of 2007, the Company further assessed the expected cost to complete the program in light of the most current claims data and determined that an additional accrual of $10 million was necessary to satisfy the estimated remaining obligation. The ultimate cost to complete the program will be impacted by a number of factors such as changes in material and labor costs, and the actual number of sprinkler heads replaced. Actual results could differ from this estimate. Settlements during 2008 include cash expenditures of $49 million related to the VRP.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*" This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 became effective for Tyco in the first quarter of 2008. As a result of adopting FIN No. 48, Tyco increased its reserve for uncertain tax positions by $55 million and reduced its deferred tax assets by $24 million with a corresponding $79 million cumulative effect adjustment to shareholders' equity. See Note 6 to the Consolidated Financial Statements for additional information related to the adoption of FIN No. 48.

Recently Issued Accounting Pronouncements—In May 2008, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect that this standard will have a material impact on its results of operations, financial position or cash flows.

In April 2008, the FASB issued Staff Position ("FSP") No. 142-3, "Determination of the Useful Life of Intangible Assets". FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP No. 142-3 is effective for Tyco in the first quarter of 2010. The Company is currently assessing the impact of FSP No. 142-3 on its results of operations, financial position or cash flows.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities.*" SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's results of operations, financial position or cash flows. The disclosure provisions of SFAS No. 161 are effective for Tyco in the second quarter of 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), "Business Combinations." SFAS No. 141R retains the underlying concepts of SFAS No. 141 in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. SFAS No. 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for Tyco in the first quarter of fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51". SFAS No. 160 requires the recognition of a noncontrolling interest (minority interest prior to the adoption of SFAS 160) as equity in the consolidated financial statements. The amount of net income attributable to the noncontrolling interest should be included in consolidated net income on the face of the statement of income. SFAS No. 160 also amends certain of Accounting Research Bulletin No. 51's consolidation procedures in order to achieve consistency with the requirements of SFAS No. 141R. The statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This statement is effective for Tyco in the first quarter of fiscal 2010. The Company is currently assessing the impact of SFAS No. 160 on its results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*". SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for Tyco in the first quarter of 2009. The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*," which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-1, "*Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*", to exclude SFAS No, 13, "*Accounting for* Leases" and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13, and FASB Staff Position No. 157-2, "*Effective Date of FASB Statement No 157*" that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In October 2008, the FASB issued FASB Staff Position No. 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*", clarifies the application of SFAS No. 157 for a financial asset in an in active market. During the first quarter of 2009 the Company elected to defer the adoption of SFAS No. 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 is effective for Tyco in the first quarter of 2009. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position or cash flows.

In September 2006, FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).*" SFAS No. 158 requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. The company adopted the recognition and disclosure provisions of SFAS No. 158 as of September 28, 2007.

SFAS No. 158 also requires companies to measure plan assets and benefit obligations as of their fiscal year end. The Company presently uses a measurement date of August 31st. The measurement date provisions become effective in fiscal 2009. The Company is currently assessing the impact that SFAS No. 158 measurement date provisions will have on the results of its operations, financial position or cash flows.

In June 2008 the FASB ratified FASB Staff Position No. EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*" (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "*Earnings per Share*" (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for Tyco in fiscal 2010 and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. We are currently evaluating the effects, if any that FSP No. EITF 03-6-1 may have on earnings per share.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the Security and Exchange Commission ("SEC"), or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, web casts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions;
- the demand for Tyco's goods and services;
- competitive factors in the industries in which Tyco competes;
- changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);

- results and consequences of Tyco's internal investigation and governmental investigations concerning the Company's governance, management, internal controls and operations including its business operations outside the United States;
- the outcome of litigation and governmental proceedings;
- effect of income tax audit settlements;
- the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key raw materials, including steel and copper;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability to achieve cost savings in connection with the Company's strategic restructuring and Six Sigma initiatives;
- potential further impairment of our goodwill and/or our long-lived assets;
- the impact of fluctuations in the price of Tyco common shares;
- changes in U.S. and non-U.S. governmental laws and regulations; and
- the possible effects on Tyco of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco's incorporation in Bermuda or deny U.S. government contracts to Tyco based upon its incorporation in Bermuda.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in foreign currency exchange rates, interest rates and commodity prices. Accordingly, we have established a comprehensive risk management process to monitor, evaluate and manage the principal exposures we believe we are subject to. We seek to manage these risks through the use of financial derivative instruments. Our portfolio of derivative financial instruments may, from time to time, include forward foreign currency exchange contracts, cross currency swaps, foreign currency options, and interest rate swaps. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross border transactions and anticipated non-functional currency cash flows are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so.

We do not execute transactions or utilize derivative financial instruments for trading or speculative purposes. Further, to reduce the risk that a counterparty will be unable to honor its contractual obligations to us, we only enter into contracts with counterparties having at least an A/A2 long-term debt rating. These counterparties are generally financial institutions and there is no significant concentration of exposure with any one party.

During fiscal year 2007, the Company elected to change its presentation of market risk information from a tabular format to a disclosure based on the results of sensitivity analysis. Management believes this method of presentation provides more useful information for assessing the Company's overall exposure to market risks. The results of our sensitivity analysis represent an estimate of reasonably possible outcomes based on hypothetical market conditions and are not necessarily indicative of actual results.

Foreign Currency Exposures

We hedge our exposure to fluctuations in exchange rates through the use of forward foreign exchange contracts and options. During 2008, our largest exposures to foreign exchange rates existed primarily with the British Pound, Euro, Australian Dollar and Canadian Dollar against the U.S. Dollar. The market risk related to the forward foreign exchange contracts is measured by estimating the potential impact of a 10% change in the value of the U.S. Dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on September 26, 2008. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in a $57 million net increase in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in a $69 million net decrease in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

Previously, we hedged our investment in certain foreign operations. In December 2006, due to required changes to the legal entity structure to facilitate the Separation, the Company determined that it would no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments were recorded in the income statement subsequent to this determination rather than in the currency translation component of shareholders' equity. Forward contracts that were previously designated as hedges of these net investments continued to be used to manage this exposure but were no longer designated as net investment hedges.

Also in connection with the Separation and the debt tender, the Company re-designated its 6.125% Euro denominated public notes due 2007 on March 29, 2007, its 5.5% Euro denominated public notes due 2008 and its 6.5% British Pound denominated public notes due 2031 on May 21, 2007, that had previously been considered as hedges of net investments in certain foreign operations. At September 26, 2008 and September 28, 2007, the Company did not hedge its net investment in foreign operations, we had no net investment hedges and all of its outstanding borrowings were denominated in U.S. dollars.

During 2008, we designated certain intercompany loans as permanent in nature, in the amount of $2.1 billion as of September 26, 2008. As a result, the Company recorded $141 million of cumulative translation adjustment through accumulated other comprehensive income as of September 26, 2008 related to these loans.

Interest Rate Exposures

Our long-term debt portfolio primarily consists of fixed-rate instruments. Historically, the Company managed its exposure to interest rates by entering into interest rate and cross-currency swaps designated as fair value hedges. In assessing the potential risks related to movements in interest rates, we terminated the interest rate and cross-currency swaps in several tranches beginning in the fourth quarter of 2006. During the first quarter of 2007, we terminated the remaining contracts with a total notional amount of $0.6 billion, resulting in an aggregate terminated notional amount of $3.1 billion. The settlement of these swaps resulted in a net cash inflow of $63 million for the first quarter of 2007. Since the interest rate swaps were designated as hedging instruments of outstanding debt, the related $32 million loss adjustment reported in 2007 to the carrying value of the related debt will be amortized over the remaining life of the related debt instruments. Of this amount, $3 million and $18 million have been amortized in 2008 and 2007, respectively. In connection with the debt tender offer, $9 million of unamortized loss on interest rate swaps was accelerated and recorded in 2007 as a loss on retirement of debt and included in other expense, net (see Note 13 to the Consolidated Financial Statements). At September 28, 2007, there were no interest rate swaps outstanding. During 2008, the Company did not enter into any interest rate or cross-currency swaps, but may consider such strategies in the future.

Commodity Exposures

We are exposed to volatility in the prices of raw materials used in some of our products and may, in limited circumstances, enter into hedging contracts to manage those exposures. These exposures are monitored as an integral part of our risk management program. During 2008, the Company did not hedge its exposure attributable to changes in commodity prices but may consider such strategies in the future.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended September 26, 2008, September 28, 2007 and September 29, 2006

Consolidated Balance Sheets at September 26, 2008 and September 28, 2007

Consolidated Statements of Shareholders' Equity for the years ended September 26, 2008, September 28, 2007 and September 29, 2006

Consolidated Statements of Cash Flows for the years ended September 26, 2008, September 28, 2007 and September 29, 2006

Notes to Consolidated Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the consolidated financial statements and related notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in Note 24 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 26, 2008, our disclosure controls and procedures were not effective because of a material weakness in our internal controls over financial reporting, relating to accounting for income taxes, which we view as an integral part of our disclosure controls and procedures.

Significant internal control, informational systems and process improvements have been implemented in our tax accounting processes, including certain recently implemented controls in response to the identified material weakness. The following significant changes were made to our internal controls over financial reporting during 2008:

- Increased number of tax accounting resources;
- Enhanced policies and procedures relating to tax account reconciliation and analysis;
- Conducted extensive company wide training for all company personnel engaged in tax accounting activities;
- Improved the level and quality of cross-company communication and information flows regarding the tax accounting process and requirements; and
- Improved process for tax effecting consolidating entries.

While significant progress has been made, several new tax accounting and control procedures have only recently been implemented during 2008 and further time is required to assess and ensure the sustainability of these procedures. Further, our current environment is still characterized by a highly complex structure of approximately 1,100 legal entities. In light of this, the Company believes the material weakness relating to accounting for income taxes has not been remediated and the Company plans to implement further improvements to achieve appropriate levels of controls, reliability and sustainability in this area.

In addition to the above, we continue to proactively identify opportunities for control improvements. We have ongoing initiatives over the next several years to standardize, consolidate and upgrade various financial operating systems and eliminate many of the manual and redundant tasks previously performed under older systems or processes. We are also actively simplifying the company's legal entity structure and expect a significant reduction in the number of legal entities over the next 18 months.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 26, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—*

Integrated Framework. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment, we believe that our internal controls over financial reporting were not effective as a result of a material weakness related to certain aspects of accounting for income taxes as of September 26, 2008.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have determined that further improvements are required in our tax accounting processes before we can consider the material weakness remediated. During 2007, management's procedures and testing identified errors that, although not material to the Consolidated Financial Statements, led management to conclude that control deficiencies exist related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the Consolidated Balance Sheet. As a result of these deficiencies, it is reasonably possible that internal controls over financial reporting may not have prevented or detected errors from occurring that could have been material, either individually or in the aggregate.

Our internal control over financial reporting as of September 26, 2008, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements included in this Form 10-K, and their report is also included in this Form 10-K.

Remediation Plan

While a number of corrective actions have been made, several have only recently been implemented during 2008 and further time is required to assess and ensure the sustainability of these controls.

Over the next year, we will continue to focus on our internal controls over accounting for income taxes, and will take further steps to those mentioned earlier to strengthen controls, including the following planned actions:

- Further enhancements to tax accounting procedures in order to ensure their sustainability;
- Additional training, guidance and communications to information providers regarding tax accounting requirements;
- Enhanced monitoring of tax accounting submissions and tax account balances of our legal entities globally; and
- Comprehensive review of our tax accounting process and close procedures to identify areas that require further improvements.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning Directors and Executive Officers may be found under the captions "Proposal Number One—Election of Directors," "—Committees of the Board of Directors," and "—Executive Officers" in our definitive proxy statement for our 2009 Annual General Meeting of Shareholders (the "2009 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2009 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Communications with the Board of Directors" in our 2009 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," and "Governance of the Company" of our 2009 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2009 Proxy Statement set forth under the captions "Executive Officer Compensation" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2009 Proxy Statement set forth under the captions "Governance of the Company" and "Committees of the Board" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2009 Proxy Statement set forth under the captions "Proposal Number Two—Re-Appointment of Independent Auditors and Authorization of the Audit Committee to Set Their Remuneration," "—Audit and Non-Audit Fees" and "—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	Description
2.1	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s current Report on Form 8-K filed on July 6, 2007).
3.1	Memorandum of Association (as altered) (Incorporating all amendments to July 2, 1997) (Incorporated by reference to Exhibit 3.1 of Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003 to make this exhibit electronically available because it was last filed with the Commission in paper format).
3.2	Certificate of Incorporation (Incorporating all amendments to July 2, 1997) (Incorporated by reference to Exhibit 3.2 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 filed on May 15, 2003 to make this exhibit electronically available because it was last filed with the Commission in paper format).
3.3	Amended and Restated Bye-Laws of Tyco International Ltd. (Incorporating all amendments of March 2008) (Filed herewith).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No.1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Supplemental Indenture No. 3, dated as of June 9, 1998 among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee relating to the co-obligor's 7.0% Notes due 2028 (Incorporated by reference to Exhibit 4.4 to Post-effective Amendment No. 1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Supplemental Indenture No. 6, dated as of November 2, 1998 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.125% Notes due 2008 (Incorporated by reference to Exhibit 4.3 to Tyco International Ltd.'s Registration Statement on Form S-4 (333-71493) filed on January 29, 1999).
4.3	Form of Supplemental Indenture No. 7, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.125% Notes due 2009 (Incorporated by reference to Exhibit 4.6 to Tyco International Ltd.'s Post-Effective Amendment No. 2 Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).
4.4	Supplemental Indenture No. 8, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.875% Notes due 2029 (Incorporated by reference to Exhibit 4.7 to Tyco International Ltd.'s Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).

Exhibit Number	Description
4.5	Supplemental Indenture No. 16, dated as of February 21, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.750% Notes due 2011 (Incorporated by reference to Exhibit 4.3 to Tyco International Group S.A.'s Post-Effective Amendment No. 1 to Form S-3 (333-44100) filed on February 28, 2001).
4.6	Supplemental Indenture No. 20, dated as of October 26, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.375% Notes due 2011 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Post-Effective Amendment No. 1 to Form S-3 (333-68508) filed on November 2, 2001).
4.7	Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.8	First Supplemental Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee relating to the co-obligor's 6.0% Notes due 2013 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.9	Supplemental Indenture 2008-1 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, dated as of May 15, 2008 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.10	Supplemental Indenture 2008-1 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, dated as of May 15, 2008 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.11	Supplemental Indenture 2008-2 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust, Company, dated as of May 15, 2008 relating to the co-obligor's 6.875% Notes due 2021 (Incorporated by reference to Exhibit 4.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.12	Supplemental Indenture 2008-3 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, dated as of May 15, 2008 relating to the co-obligor's 7.0% Notes due 2019 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
10.1	The Tyco International Ltd. Long Term Incentive Plan (formerly known as the ADT 1993 Long-Term Incentive Plan) (as amended May 12, 1999) (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Form S-8 (No. 333-80391) filed on June 10, 1999).
10.2	1994 Restricted Stock Ownership Plan for Key Employees (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 (No. 333-93261) filed on December 21, 1999).

Exhibit Number	Description
10.3	Tyco International (US) Inc. Supplemental Executive Retirement Plan, amended and restated as of October 1, 2000, dated December 30, 2000 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).
10.4	Second Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated February 14, 2002 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).
10.5	Third Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated July 30, 2002 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).
10.6	Amendments to the Tyco International Ltd. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.6 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)(2)
10.7	December 2003 Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.8	Amendment No. 2004-1 to the Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated April 30, 2004 (Incorporated by reference to Exhibit 10.8 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.9	The Amended and Restated Tyco International Ltd. Deferred Compensation Plan for Directors (Effective January 1, 2005) (Incorporated by reference to Exhibit 10.9 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed December 9, 2005).(1)
10.10	The Tyco International Ltd. Long Term Incentive Plan II (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 (No. 333-75037) filed March 25, 1999).(1)
10.11	Change in Control Severance Plan for Certain U.S. Officers and Executives dated January 1, 2005 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on March 16, 2005).(1)
10.12	Edward D. Breen Employment Contract dated July 25, 2002 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed August 14, 2002).(1)
10.13	Employment Offer Letter dated February 14, 2005 between Tyco International Ltd. and Christopher J. Coughlin (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on February 15, 2005).(1)
10.14	Tyco International Ltd. UK Savings Related Share Option Plan (Incorporated by reference to Exhibit 10.18 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 filed on December 30, 2002).(1)

Exhibit Number	Description
10.15	Tyco Employee Stock Purchase Plan, as amended May 2003 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 dated July 30, 2003).(1)
10.16	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.17	Tyco International Ltd. 2004 Stock and Incentive Plan (amended and restated effective September 10, 2008. Incorporated by reference to Exhibit 10.1 to Tyco International Ltd Current Report on Form 8-K filed on September 16, 2008).
10.18	Form of terms and conditions for Option Awards, Restricted Stock Awards, Restricted Unit Awards, Performance Share Awards and Director Deferred Stock Unit Award Letter under the 2004 Stock and Incentive Plan (Filed herewith).(1)
10.19	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives Plan (amended and restated effective May 10, 2007) (Incorporated by reference to Exhibit 10.20 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2007 filed on November 27, 2007).(1)
10.20	Founders' Grant Option Award (Incorporated by reference to Exhibit 10.6 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).(1)
10.21	Founders' Grant Restricted Unit Award (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).(1)
10.22	Founders' Grant Performance Share Unit Award (Incorporated by reference to Exhibit 10.8 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).(1)
10.23	Credit Agreement, dated as of April 25, 2007, among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on April 27, 2007).
10.24	Amendment No. 2 to 364-Day Senior Bridge Loan Agreement, dated as of November 27, 2007, and Amendment No. 1 to Credit Agreement dated as of April 25, 2007, among Tyco International Ltd., a Bermuda company, Tyco International Finance S.A., a Luxembourg company, the Lenders party thereto and Citibank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2007 filed on November 27, 2007).
10.25	Three-Year Senior Unsecured Credit Agreement, dated June 24, 2008 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.26	Amendment No. 2, dated June 24, 2008, to Five-Year Senior Credit Agreement, dated April 25, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.27	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).

Exhibit Number	Description
10.28	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.29	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.30	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.31	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
21.1	Subsidiaries of Tyco International Ltd. (filed herewith).
23.1	Consent of Deloitte and Touche LLP (filed herewith).
24.1	Power of Attorney with respect to Tyco International Ltd. signatories (filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).

(1) Management contract or compensatory plan.

(2) In July 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd., a Massachusetts Corporation at the time ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd. ("Tyco"). Former Tyco became a wholly-owned subsidiary of Tyco and changed its name to Tyco International (US) Inc.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ CHRISTOPHER J. COUGHLIN

Christopher J. Coughlin
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

Date: November 19, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on November 19, 2008 in the capacities indicated below.

Name	Title
/s/ EDWARD D. BREEN Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Adm. Dennis C. Blair	Director
* Timothy M. Donahue	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director

Name	Title
* Rajiv L. Gupta	Director
* John A. Krol	Director
* Dr. Brendan R. O'Neill	Director
* William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* Jerome B. York	Director

* Judith A. Reinsdorf, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ JUDITH A. REINSDORF

Judith A. Reinsdorf
Attorney-in-fact

TYCO INTERNATIONAL LTD.
Index to Consolidated Financial Information

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the consolidated financial statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior team leading by example and includes every one of Tyco's 113,000 global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to maintain and build on the public, employee and shareholder confidence that has been restored in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards, and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2008, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ EDWARD D. BREEN	/s/ CHRISTOPHER J. COUGHLIN
Edward D. Breen *Chairman and Chief Executive Officer*	Christopher J. Coughlin *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 26, 2008 and September 28, 2007 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 26, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd. and subsidiaries as of September 26, 2008 and September 28, 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 26, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements: i) effective September 29, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109*, ii) the Company changed the depreciation method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years effective as of the beginning of the fiscal third quarter of 2007, and iii) the Company adopted the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* effective September 28, 2007.

As discussed in Note 7 to the consolidated financial statements the Company adopted Financial Accounting Standards Board Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143* effective September 29, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 26, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 19, 2008 expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

New York, New York
November 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tyco International Ltd.

We have audited Tyco International Ltd. and subsidiaries' (the "Company's") internal control over financial reporting as of September 26, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's consolidated annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment:

Management's procedures and testing identified errors that, although not material to the consolidated financial statements, led management to conclude that control deficiencies exist related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the consolidated balance sheet. As a result of these deficiencies, it is reasonably possible that internal controls over financial reporting may not have prevented or detected errors from occurring that could have been material, either individually or in the aggregate.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended September 26, 2008, of the Company and this report does not affect our report on such consolidated financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of September 26, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 26, 2008, of the Company and our report dated November 19, 2008 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.*

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

New York, New York
November 19, 2008

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended September 26, 2008, September 28, 2007 and September 29, 2006
(in millions, except per share data)

	2008	2007	2006
Revenue from product sales	$13,064	$11,816	$10,731
Service revenue	7,135	6,661	6,335
Net revenue	20,199	18,477	17,066
Cost of product sales	9,200	8,495	7,667
Cost of services	3,923	3,722	3,555
Selling, general and administrative expenses	4,906	4,776	4,425
Class action settlement, net of insurance recoveries	(10)	2,862	—
Separation costs	4	105	49
Goodwill impairment	9	46	—
Restructuring, asset impairment and divestiture charges, net	226	203	15
Operating income (loss)	1,941	(1,732)	1,355
Interest income	110	104	46
Interest expense	(396)	(313)	(279)
Other expense, net	(224)	(255)	—
Income (loss) from continuing operations before income taxes and minority interest	1,431	(2,196)	1,122
Income taxes	(335)	(324)	(304)
Minority interest	(1)	(4)	(1)
Income (loss) from continuing operations	1,095	(2,524)	817
Income from discontinued operations, net of income taxes	458	782	2,787
Income (loss) before cumulative effect of accounting change	1,553	(1,742)	3,604
Cumulative effect of accounting change, net of income taxes	—	—	(14)
Net income (loss)	$ 1,553	$(1,742)	$ 3,590
Basic earnings per share:			
Income (loss) from continuing operations	$ 2.26	$ (5.10)	$ 1.63
Income from discontinued operations	0.95	1.58	5.54
Income (loss) before cumulative effect of accounting change	3.21	(3.52)	7.17
Cumulative effect of accounting change	—	—	(0.03)
Net income (loss)	$ 3.21	$ (3.52)	$ 7.14
Diluted earnings per share:			
Income (loss) from continuing operations	$ 2.25	$ (5.10)	$ 1.59
Income from discontinued operations	0.94	1.58	5.39
Income (loss) before cumulative effect of accounting change	3.19	(3.52)	6.98
Cumulative effect of accounting change	—	—	(0.03)
Net income (loss)	$ 3.19	$ (3.52)	$ 6.95
Weighted-average number of shares outstanding:			
Basic	484	495	503
Diluted	488	495	521

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 26, 2008 and September 28, 2007
(in millions, except share data)

	2008	2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,519	$ 1,894
Accounts receivable, less allowance for doubtful accounts of $212 and $193, respectively	2,987	2,900
Inventories	1,865	1,783
Class action settlement escrow	—	2,992
Prepaid expenses and other current assets	1,257	1,157
Deferred income taxes	529	458
Assets held for sale	384	1,385
Total current assets	8,541	12,569
Property, plant and equipment, net	3,503	3,526
Goodwill	11,498	11,499
Intangible assets, net	2,655	2,653
Other assets	2,607	2,568
Total Assets	$28,804	$32,815
Liabilities and Shareholders' Equity		
Current Liabilities:		
Loans payable and current maturities of long-term debt	$ 555	$ 380
Accounts payable	1,611	1,637
Class action settlement liability	—	2,992
Accrued and other current liabilities	2,756	2,869
Deferred revenue	607	583
Liabilities held for sale	128	662
Total current liabilities	5,657	9,123
Long-term debt	3,709	4,082
Deferred revenue	1,189	1,194
Other liabilities	2,741	2,725
Total Liabilities	13,296	17,124
Commitments and contingencies (Note 16)		
Minority interest	14	67
Shareholders' Equity:		
Preference shares, $4 par value, 31,250,000 shares authorized, none outstanding	—	—
Common shares, $0.80 par value, 1,000,000,000 shares authorized; 477,667,844 and 496,301,846 shares outstanding, net of 21,952,786 and 1,277,449 shares owned by subsidiaries, respectively	382	397
Common shares held in treasury 4,882,081 and 0 shares, respectively	(192)	—
Capital in excess:		
Share premium	9,236	9,189
Contributed surplus	4,711	5,439
Accumulated earnings	1,125	34
Accumulated other comprehensive income	232	565
Total Shareholders' Equity	15,494	15,624
Total Liabilities and Shareholders' Equity	$28,804	$32,815

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended September 26, 2008, September 28, 2007 and September 29, 2006
(in millions)

	Number of Common Shares	Common Shares $0.80 Par Value	Treasury Shares	Share Premium	Contributed Surplus, Net	Accumulated Earnings	Accumulated Other Comprehensive Income	Total
Balance at September 30, 2005	504	$403	—	$8,540	$15,507	$ 7,909	$ 260	$32,619
Comprehensive income:								
Net income						3,590		3,590
Currency translation							606	606
Unrealized gain on marketable securities and derivative instruments, net of income taxes							2	2
Minimum pension liability, net of income taxes							149	149
Total comprehensive income								$ 4,347
Dividends declared						(807)		(807)
Restricted share grants, net of forfeitures	1	1			(1)			—
Share options exercised, including tax expense of $13	4	2		247	(13)			236
Repurchase of common shares by subsidiary	(24)	(19)			(2,525)			(2,544)
Compensation expense					281			281
Exchange of convertible debt	13	11			1,224			1,235
Other					20			20
Balance at September 29, 2006	498	398	—	8,787	14,493	10,692	1,017	35,387
Comprehensive income:								
Net loss						(1,742)		(1,742)
Currency translation							883	883
Unrealized gain on marketable securities and derivative instruments, net of income taxes							3	3
Minimum pension liability, net of income taxes							249	249
Total comprehensive income								$ (607)
Dividends declared						(668)		(668)
Share options exercised, including tax benefit of $23	5	4		402	23			429
Repurchase of common shares by subsidiary	(7)	(5)			(722)			(727)
Compensation expense					295			295
Exchange of convertible debt					1			1
Distribution of Covidien and Tyco Electronics					(8,651)	(8,248)	(1,476)	(18,375)
Initial adoption of SFAS No. 158, net of income taxes (see Note 17)							(111)	(111)
Balance at September 28, 2007	496	397	—	9,189	5,439	34	565	15,624
Comprehensive income:								
Net income						1,553		1,553
Currency translation							(307)	(307)
Unrealized loss on marketable securities and derivative instruments, net of income taxes							(5)	(5)
Change in unrecognized loss and prior service credit, net of income taxes							(21)	(21)
Total comprehensive income								$ 1,220
Dividends declared						(313)		(313)
Share options exercised, including tax benefit of $2	2	2		47	2			51
Repurchase of common shares by subsidiary	(20)	(17)			(837)			(854)
Repurchase of common shares held in treasury	(5)		(192)					(192)
Compensation expense					97			97
Exchange of convertible debt					10			10
Adoption of FIN No. 48 (see Note 6)						(79)		(79)
Other (see Note 2)						(70)		(70)
Balance at September 26, 2008	473	$382	$(192)	$9,236	$ 4,711	$ 1,125	$ 232	$15,494

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 26, 2008, September 28, 2007 and September 29, 2006
(in millions)

	2008	2007	2006
Cash Flows From Operating Activities:			
Net income (loss)	$ 1,553	$(1,742)	$ 3,590
Income from discontinued operations, net of income taxes	(458)	(782)	(2,787)
Cumulative effect of accounting change, net of income taxes	—	—	14
Income (Loss) from continuing operations	1,095	(2,524)	817
Adjustments to reconcile net cash provided by operating activities:			
Depreciation and amortization	1,154	1,148	1,180
Non-cash compensation expense	99	173	151
Deferred income taxes	(94)	(16)	(413)
Provision for losses on accounts receivable and inventory	135	94	55
Loss on the retirement of debt	258	259	1
Goodwill impairment	9	46	—
Non-cash restructuring and asset impairment charges, net	37	24	2
Losses on divestitures	—	4	2
Gains on investments, net	13	(10)	(12)
Debt and refinancing cost amortization	59	7	6
Other non-cash items	29	31	(30)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	(176)	(136)	(143)
Contracts in progress	(26)	(44)	(49)
Inventories	(138)	(163)	(104)
Other current assets	11	154	206
Accounts payable	(16)	65	163
Accrued and other liabilities	(152)	(68)	(166)
Income taxes, net	(95)	(250)	403
Class action settlement liability	(3,020)	2,992	—
Other	(54)	28	(87)
Net cash (used in) provided by operating activities	(872)	1,814	1,982
Net cash (used in) provided by discontinued operating activities	(18)	2,498	3,584
Cash Flows From Investing Activities:			
Capital expenditures	(734)	(666)	(556)
Proceeds from disposal of assets	28	23	39
Accounts purchased from ADT dealer program	(376)	(409)	(373)
Acquisition of businesses, net of cash acquired	(347)	(31)	(5)
Divestiture of businesses, net of cash retained	1	8	11
Class action settlement escrow	2,960	(2,960)	—
Liquidation of rabbi trust investments	—	271	—
Decrease in investments	32	4	58
(Increase) decrease in restricted cash	(17)	5	20
Other	(1)	15	(18)
Net cash provided by (used in) investing activities	1,546	(3,740)	(824)
Net cash provided by (used in) discontinued investing activities	911	(810)	(603)
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt	16	1,517	4
Repayment of short-term debt	(377)	(1,151)	(28)
Proceeds from issuance of long-term debt	3,864	308	700
Repayment of long-term debt, including debt tenders	(4,050)	(6,602)	(1,766)
Proceeds from exercise of share options	49	406	249
Dividends paid	(292)	(791)	(806)
Repurchase of common shares by subsidiary	(854)	(727)	(2,544)
Repurchase of common shares held in treasury	(192)	—	—
Transfer from discontinued operations	897	8,585	2,436
Other	(72)	12	(10)
Net cash (used in) provided by financing activities	(1,011)	1,557	(1,765)
Net cash used in discontinued financing activities	(893)	(950)	(2,693)
Effect of currency translation on cash	(38)	70	21
Effect of currency translation on cash related to discontinued operations	—	33	21
Net (decrease) increase in cash and cash equivalents	(375)	472	(277)
Less: net (increase) decrease in cash related to discontinued operations	—	(771)	(309)
Cash and cash equivalents at beginning of year	1,894	2,193	2,779
Cash and cash equivalents at end of year	$ 1,519	$ 1,894	$ 2,193
Supplementary Cash Flow Information:			
Interest paid	$ 313	$ 317	$ 285
Income taxes paid, net of refunds	$ 501	$ 649	$ 316

See Notes to Consolidated Financial Statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a company organized under the laws of Bermuda, and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco") and have been prepared in United States dollars and in accordance with generally accepted accounting principles in the United States ("GAAP"). Unless otherwise indicated, references in the Consolidated Financial Statements to 2008, 2007 and 2006 are to Tyco's fiscal year ended September 26, 2008, September 28, 2007 and September 29, 2006, respectively.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and Tyco Electronics, formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. The distribution was made on June 29, 2007, to Tyco shareholders of record on June 18, 2007, the record date. Each Tyco shareholder received 0.25 of a common share of each of Covidien and Tyco Electronics for each Tyco common share held on the record date. Tyco shareholders received cash in lieu of fractional shares for amounts of less than one Covidien or Tyco Electronics common share. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. While we are a party to a Separation and Distribution, Tax Sharing and certain other agreements, we have determined that there is no significant continuing involvement between the Company and Covidien or Tyco Electronics under the relevant guidance in Statement of Financial Accounting Standards ("SFAS") No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," and Emerging Issues Task Force ("EITF") Issue No. 03-13, "*Applying the Conditions of Paragraph 42 of SFAS No. 144 in Determining Whether to Report Discontinued Operations*." Therefore, we have classified Covidien and Tyco Electronics as discontinued operations for all periods prior to the Separation.

Additionally, on the distribution date, the Company, as approved by its Board of Directors, effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Shareholder approval for the reverse stock split was obtained at the March 8, 2007 Special General Meeting of Shareholders. Share and per share data for all periods presented have been adjusted to reflect the reverse stock split.

During 2008, 2007 and 2006, the Company incurred pre-tax costs related to the Separation of $275 million, $1,083 million and $169 million, respectively. The costs include loss on early extinguishment of debt, debt refinancing, tax restructuring, professional services and employee-related costs. Of these amounts, $4 million, $105 million and $49 million is included in separation costs for 2008, 2007 and 2006, respectively. Additionally, $258 million and $259 million in 2008 and 2007, respectively, is related to loss on early extinguishment of debt and is included in other expense, net. Separation costs included in interest expense, net during 2008 were $47 million related to the write-off of unamortized credit facility fees. Also during 2008, $34 million of income relating to the Tax Sharing Agreement is included in other expense, net. During 2007 and 2006, $719 million and $120 million is included in discontinued operations, respectively. Additionally, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable of $183 million, of which $95 million is included in income taxes and $88 million is included in discontinued operations.

During 2008, as part of the Company's portfolio refinement efforts, the Company sold its Empresa de Transmissao do Oeste Ltda. ("ETEO") business, Ancon Building Products ("Ancon") business, Nippon Dry-Chemical ("NDC") business, and a European Manufacturer of public address products and acoustic systems. Additionally, the Company substantially completed the sale of its Infrastructure Services Business, during the fourth quarter of 2008. The Company received approximately $1.0 billion

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

of cash proceeds from these divestitures. See Note 2. The Company presents proceeds from the divestiture of businesses classified as discontinued operations within discontinued investing activities on the Consolidated Statements of Cash Flows.

References to the segment data are to the Company's continuing operations. Prior period amounts have been reclassified to exclude the results of discontinued operations.

Principles of Consolidation—Tyco is a holding company which conducts its business through its operating subsidiaries. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities in which the Company bears a majority of the risk to the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, legal liabilities, income taxes and tax valuation allowances, and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, sales of security systems, billings for monitoring and maintenance services and contract sales.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. In accordance with EITF No. 00-21, *"Revenue Arrangements with Multiple Deliverables"*, the Company assesses revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using each deliverable's relative fair value. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

relative fair value method or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

For transactions in which the Company retains ownership of the subscriber system asset fees for monitoring and maintenance services are recognized on a straight-line basis over the contract term. Non-refundable fees received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the customer relationship.

While we do not expect situations where fair value can not be objectively determined for sales of security systems and services, if such cases were to arise, the Company's policy is to recognize revenue for all elements over the contract life.

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. Estimated warranty costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

At September 26, 2008 and September 28, 2007, accounts receivable and other long-term receivables included retainage provisions of $70 million and $63 million, respectively, of which $51 million and $41 million are unbilled, respectively. These retainage provisions consist primarily of fire protection contracts and become due upon contract completion and acceptance. At September 26, 2008 the retainage provision included $68 million, that is expected to be collected during 2009.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales, which amounted to $127 million, $120 million and $111 million for the years ended September 26, 2008, September 28, 2007 and September 29, 2006, respectively. Research and development expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses, which amounted to $142 million, $132 million and $119 million for the years ended September 26, 2008, September 28, 2007 and September 29, 2006, respectively.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders' equity.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Gains and losses resulting from foreign currency transactions, including the impact of our foreign currency derivatives, reflected in selling, general and administrative expenses were $37 million, $60 million and $77 million in 2008, 2007 and 2006, respectively.

Cash and Cash Equivalents—All highly liquid investments with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, Plant and Equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2008, 2007 and 2006 was $626 million, $635 million and $663 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Except for pooled subscriber systems, depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	Accelerated method up to 15 years
Other machinery, equipment and furniture and fixtures	2 to 20 years

See below for discussion of depreciation method and estimated useful lives related to subscriber systems.

Subscriber System Assets and Related Deferred Revenue Accounts—The Company generally considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touchpad, motion detectors, window sensors, and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's residence or place of business. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (i.e. commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Such deferred costs are recorded as non-current assets and are included in the Other Assets line item within the Consolidated Balance Sheets.

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition.

Effective as of the beginning of the third quarter of 2007, Tyco changed the depreciation method and estimated useful life used to account for pooled subscriber system assets (primarily in North America) and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company will continue to use a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

The change in the method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. In accordance with SFAS No. 154, "*Accounting Changes and Error Correction,*" the change in method used to account for pooled subscriber system assets and related deferred revenue accounts represents a change in accounting estimate effected by a change in accounting principle and is accounted for prospectively. The change in method was based on information obtained by continued observation of the expected benefits inherent in the pooled subscriber system assets by customer category and was preferable, as it resulted in depreciation and amortization that are more reflective of the pattern of expected benefits derived from these assets. All pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems, are reviewed by the Company at each balance sheet date to assess the continued appropriateness of methods and estimated useful lives.

The effects of the change described above decreased net revenue by $21 million, decreased depreciation expense by $37 million, and decreased loss from continuing operations and net loss by $10 million each and increased basic and diluted earnings per share by $0.02 for 2007.

Long-Lived Assets—Tyco reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur (see Note 11). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. The Company performed its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of 2008.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using the Company's weighted average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Indefinite lived intangible assets consisting primarily of trade names are tested for impairment using the relief from royalty method.

Dealer and Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships and intellectual property. Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship. Effective as of the beginning of the third quarter of 2007, Tyco changed the estimated useful life of dealer

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles from 12 to 15 years. The Company continues to amortize dealer intangible assets on an accelerated basis. The change in the estimated useful life used to account for dealer intangibles resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. In accordance with SFAS No. 154, the change in estimated useful life of dealer intangibles has been accounted for prospectively. The effect of the change in estimated useful life for dealer intangibles decreased loss from continuing operations and net loss by $6 million each and increased basic and diluted earnings per share by $0.01 for 2007.

Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks and unpatented technology, are amortized on a straight-line basis over four to forty years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to other comprehensive income within shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. Each reporting period, the Company evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but do not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Operations and was not material in any period presented.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. Warranty period terms range from 90 days (e.g., various products) up to 15 years (e.g., pressure reducers and floor heating products). The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Environmental Costs—Tyco is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the pattern and timing of the future obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets at September 26, 2008 and September 28, 2007 was to reduce the obligation by $30 million and $38 million, respectively. The Company maintains captive insurance companies to manage certain of its insurable liabilities. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Financial Instruments—The Company may use interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items are reported in selling, general and administrative expenses along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of other comprehensive income to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

Share Premium and Contributed Surplus—In accordance with the Bermuda Companies Act 1981, when Tyco issues shares for cash at a premium to their par value, the resulting premium is credited to a share premium account, a non-distributable reserve. Contributed surplus, subject to certain conditions, is a distributable reserve.

Reclassifications—Certain prior year amounts have been reclassified to conform with current year presentation for the reclassification of certain businesses to discontinued operations.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation ("FIN") No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.*" This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN No. 48 became effective for Tyco in the first quarter of 2008. As a result of adopting FIN No. 48, Tyco increased its reserve for uncertain tax positions by $55 million and reduced its deferred tax assets by $24 million with a corresponding $79 million cumulative effect adjustment to shareholders' equity. See Note 6 for additional information related to the adoption of FIN No. 48.

Recently Issued Accounting Pronouncements—In May 2008, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect that this standard will have a material impact on its results of operations, financial position or cash flows.

In April 2008, the FASB issued Staff Position ("FSP") No. 142-3, "Determination of the Useful Life of Intangible Assets". FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets". FSP No. 142-3 is effective for Tyco in the first quarter of 2010. The Company is currently assessing the impact of FSP No. 142-3 on its results of operations, financial position or cash flows.

In March 2008, the FASB issued SFAS No. 161, "*Disclosures about Derivative Instruments and Hedging Activities.*" SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's results of operations, financial position or cash flows. The disclosure provisions of SFAS No. 161 are effective for Tyco in the second quarter of 2009.

In December 2007, the FASB issued SFAS 141 (Revised 2007), "Business Combinations." SFAS No. 141R retains the underlying concepts of SFAS No. 141 in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. SFAS No. 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for Tyco in the first quarter of fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51". SFAS No. 160 requires the recognition of a noncontrolling interest (minority interest prior to the adoption of SFAS 160) as equity in the consolidated financial statements. The amount of net income attributable to the noncontrolling interest should be included in consolidated net income on the face of the statement of income. SFAS No. 160

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

also amends certain of Accounting Research Bulletin No. 51's consolidation procedures in order to achieve consistency with the requirements of SFAS No. 141R. The statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This statement is effective for Tyco in the first quarter of fiscal 2010. The Company is currently assessing the impact of SFAS No. 160 on its results of operations, financial position or cash flows.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*." SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for Tyco in the first quarter of 2009. The Company is currently assessing the impact that SFAS No. 159 will have on the results of its operations, financial position or cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*," which enhances existing guidance for measuring assets and liabilities at fair value. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-1, "*Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13*", to exclude SFAS No, 13, "*Accounting for Leases*" and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13, and FASB Staff Position No. 157-2, "*Effective Date of FASB Statement No 157*" that permits companies to partially defer the effective date of SFAS No. 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In October 2008, the FASB issued FASB Staff Position No. 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*", which clarifies the application of SFAS No. 157 for a financial asset in an active market. During the first quarter of 2009 the Company elected to defer the adoption of SFAS No. 157 for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. SFAS No. 157 is effective for Tyco in the first quarter of 2009. The Company is currently assessing the impact, if any, that SFAS No. 157 will have on the results of its operations, financial position or cash flows.

In September 2006, FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)*." SFAS No. 158 requires that employers recognize the funded status of defined-benefit pension and other postretirement benefit plans as a net asset or liability on the balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. The company adopted the recognition and disclosure provisions of SFAS No. 158 as of September 28, 2007.

SFAS No. 158 also requires companies to measure plan assets and benefit obligations as of their fiscal year end. The Company presently uses a measurement date of August 31st. The measurement date provisions become effective in fiscal 2009. The Company is currently assessing the impact that SFAS No. 158 measurement date provisions will have on the results of its operations, financial position or cash flows.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

In June 2008 the FASB ratified FASB Staff Position No. EITF 03-6-1, "*Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities*" (FSP No. EITF 03-6-1), which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method described in SFAS No. 128, "*Earnings per Share*" (SFAS No. 128). FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. FSP No. EITF 03-6-1 is effective for Tyco in fiscal 2010 and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods. We are currently evaluating the effects, if any, that FSP No. EITF 03-6-1 may have on earnings per share.

2. Divestitures

Held for Sale and Reflected as Continuing Operations

During the third quarter of 2008, the Company approved a plan to sell a business in the Safety Products segment. This business is presented in continuing operations as the criteria for discontinued operations has not been met. The Company has assessed and determined that the carrying value of this business is recoverable and will continue to assess recoverability based on current fair value, less cost to sell, until the business is sold. Fair value used for the impairment assessment was based on existing market conditions. The Company expects to complete a sale during the first half of fiscal 2009.

Discontinued Operations

The Company continued to assess the strategic fit of its various businesses and has pursued divestiture of certain businesses which do not align with its long-term strategy.

During 2008, as part of the Company's portfolio refinement efforts, the Company sold its ETEO business, Ancon business, NDC business, and a European manufacturer of public address products and acoustic systems. Additionally, the Company substantially completed the sale of its Infrastructure Services Business, during the fourth quarter of 2008. These businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

In May 2008, the Company sold 100% of the stock of ETEO, a Brazilian subsidiary of Infrastructure Services for $338 million of net cash proceeds and recorded a pre-tax gain of $232 million, including the effects of the economic hedge of the purchase price discussed below. The gain was recorded in Income (loss) from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations. ETEO was part of the Company's Corporate and Other segment. During September 2007, Tyco entered into an economic hedge of the Brazilian Real denominated contractual sale price of the ETEO business. Since the hedging transaction was directly linked to the proceeds from the sale of a business that was reflected in discontinued operations, Tyco began including the impact of the hedge in discontinued operations during the first quarter of 2008. During the third quarter of 2008, Tyco incurred a pre-tax loss of $36 million on this hedge. The impact of the hedge in the prior year was not material.

In February 2008, the Company executed a definitive agreement to sell the remaining portion of Infrastructure Services excluding Earth Tech Brasil Ltda. ("ET Brasil") to AECOM Technologies Corporation ("AECOM"). In July 2008, the Company substantially completed the sale to AECOM. The

2. Divestitures (Continued)

sale was completed for $455 million net of a $20 million working capital adjustment resulting in net cash proceeds of $435 million. The $435 million of net cash proceeds includes $53 million for the sale of Earth Tech UK. A pre-tax gain of approximately $183 million was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations. In order to complete the sale, the Company is required to obtain consents and approvals to transfer the legal ownership of the Earth Tech UK businesses to AECOM. Therefore, in July 2008 the Company and AECOM entered into an agreement in which AECOM would manage the UK businesses on behalf of the Company, while the Company would finance the UK businesses' operations. Also as part of the agreement, AECOM agreed to reimburse the Company for all of the funding provided by the Company through the closing date of the sale. As a result of the agreement, AECOM assumed all the risks and rewards of ownership for the UK businesses. At September 26, 2008, the necessary consents and approvals had not been obtained by the Company to transfer the legal ownership of the Earth Tech UK businesses to AECOM. The Company expects to record a gain related to the UK businesses upon receipt of the necessary consents and approvals, which is expected to occur in the first half of 2009. Certain assets in China were excluded from the sale and are expected to be transferred during the first half of 2009 for additional consideration of approximately $55 million once the necessary consents and approvals are obtained. Infrastructure Services, ET Brasil, the EarthTech UK business and the China assets discussed above were part of the Company's Corporate and Other segment.

As ET Brasil was excluded from the sale to AECOM, as discussed above, the Company recorded a pre-tax impairment charge of approximately $16 million to write down ET Brasil to its fair value, less cost to sell during 2008. Fair value used for the impairment assessment was based on existing market conditions. In July 2008, the Company executed a definitive agreement to sell ET Brasil for approximately $16 million in net cash proceeds. The sale is expected to close in the first quarter of 2009 upon receipt of the necessary consents and approvals.

At September 26, 2008, the Company has assessed and determined that the carrying value of the remaining assets in China and ET Brasil are recoverable based on current fair value, less cost to sell. The Company will continue to assess recoverability until the assets in China and ET Brasil are sold.

During 2008, the Company settled a contract dispute arising under its former Infrastructure Services business. In connection with the settlement, the Company assessed its assets under the original contract and concluded the assets were no longer recoverable, resulting in a $51 million charge to discontinued operations.

In April 2008, the Company sold Ancon, a manufacturer of stainless steel products used in masonry construction. Ancon was part of the Company's Corporate and Other segment. The sale was completed for $164 million in net cash proceeds and a pre-tax gain of $100 million was recorded which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations. During the fourth quarter of 2008, the Company received an additional $6 million of proceeds related to the sale of Ancon.

In February 2008, the Company sold NDC, a company in the Japanese fire protection industry. NDC was part of the Company's Fire Protection and Safety Products Segments. The sale was completed for $50 million in net cash proceeds and a pre-tax gain of $7 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations.

2. Divestitures (Continued)

In January 2008, the Company sold a European manufacturer of public address products and acoustic systems which was part of the Company's Fire Protection Segment and recorded an $8 million pre-tax loss on sale. The loss was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations.

During the first quarter of 2007, Aquas Industriales de Jose, C.A. ("AIJ"), a joint venture that was majority owned by Infrastructure Services, was sold for $42 million in net cash proceeds and a pre-tax gain of $19 million was recorded. The gain was recorded in discontinued operations, net of income taxes in the Company's Consolidated Statement of Operations. AIJ was part of the Company's Corporate and Other segment.

During the third quarter of 2007, Tyco completed the Separation and has presented its Healthcare and Electronics businesses as discontinued operations in all periods presented.

In each period prior to the Separation, net interest and loss on early extinguishment of debt, which is included in other expense, net in the Consolidated Statements of Operations, amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that Tyco believes were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt including the impact of interest rate swap agreements. These allocated amounts were included in discontinued operations. During 2007, allocated interest income, interest expense and other expense, net was $35 million, $242 million and $388 million, respectively. During 2006, allocated interest income, interest expense and other expense, net was $53 million, $378 million and $0 million, respectively.

During 2007, the Company incurred pre-tax separation costs related primarily to professional services and employee-related costs of $154 million and $289 million, respectively, in discontinued operations.

Additionally, the year ended September 28, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that are no longer realizable of $88 million in discontinued operations.

The Company has used available information to develop its best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. During the year ended September 28, 2007, $72 million was recorded through shareholders' equity, primarily related to a cash true-up adjustment of $57 million and $15 million of other items. During the year ended September 26, 2008, $70 million of other items was recorded through shareholders' equity. The other items, which aggregate $85 million, reflect immaterial adjustments to shareholders' equity which were recorded to correct the distribution amount at the date of Separation. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or Tyco Electronics legal entities and for certain amended income tax returns for the periods prior to the Separation may be recorded to either shareholders' equity or the statement of income depending on the specific item giving rise to the adjustment.

2. Divestitures (Continued)

Net revenue, income from operations, gain (loss) on sale, separation costs and income tax expense for discontinued operations for 2008, 2007 and 2006 are as follows ($ in millions):

	2008	2007	2006
Net revenue	$1,221	$19,271	$25,067
Pre-tax income from discontinued operations	$ 51	$ 2,816	$ 3,842
Pre-tax gain (loss) on sale of discontinued operations	484	(549)	(245)
Separation costs	—	(719)	(120)
Income tax expense	(77)	(766)	(690)
Income from discontinued operations, net of income taxes	$ 458	$ 782	$ 2,787

Balance sheet information for pending divestitures at September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	2008	2007
Accounts receivable, net	$ 52	$ 438
Inventories	24	64
Prepaid expenses and other current assets	18	47
Property, plant and equipment, net	20	166
Goodwill and other intangibles, net	157	236
Other assets	113	434
Total assets	$384	$1,385
Current maturities of long-term debt	$ 4	$ 5
Accounts payable	27	228
Accrued and other current liabilities	58	320
Long-term debt	—	18
Other liabilities	39	91
Total liabilities	$128	$ 662
Minority interest	$ 1	$ 30

Losses on divestitures

During 2008, 2007 and 2006, the Company recorded $1 million, $4 million and $2 million, respectively, of divestiture charges in continuing operations in connection with the write-down to fair value, less cost to sell, of certain businesses, which did not get classified as discontinued operations as they did not meet the criteria for such classification. The fair value used for the impairment assessments was primarily based on the terms and conditions included or expected to be included in the sales agreements.

3. Restructuring and Asset Impairment Charges, Net

Restructuring and asset impairment charges, net, during the years ended September 26, 2008, September 28, 2007 and September 29, 2006 are as follows ($ in millions):

	2008	2007	2006
ADT Worldwide	$ 97	$ 83	$ 3
Flow Control	8	25	2
Fire Protection Services	22	23	—
Electrical and Metal Products	43	7	—
Safety Products	73	29	7
Corporate and Other	4	40	1
	247	207	13
Charges in cost of sales and selling, general and administrative	(22)	(7)	—
Restructuring and asset impairment charges, net	$225	$200	$13

To further improve operating efficiency, during the first quarter of 2007, we launched a restructuring program (the "2007 Program") across all of the Company's segments, including the corporate organization to streamline some of the businesses and reduce the operational footprint. As of September 26, 2008, we have substantially completed the program. Upon initiation of the program, we expected to incur aggregate charges related to the program of approximately $350 million to $400 million primarily through the end of calendar 2008. Since the inception of this program through September 26, 2008, the Company has incurred charges of $395 million.

The 2007 Program included numerous actions designed to improve operating efficiency and strengthen the Company's competitive position in the future. Many of the actions initiated in 2007 were related to improving field efficiencies and consolidating certain administrative functions in the European operations of ADT Worldwide and Fire Protection Services and consolidation of certain Corporate headquarter functions.

During 2008, the Company continued the execution of various European restructuring activities within the ADT Worldwide and Fire Protection Services segments. Within the Flow Control, Safety Products and Electrical and Metal Products segments, the Company recognized employee severance and benefits charges, facility and other exit costs, and asset impairment charges related primarily to the closure and relocation of manufacturing facilities.

The Company completed the franchise acquisitions of Winner Security Services LLC and Sensormatic Security Corp., which resulted in restructuring charges of $51 million for ADT Worldwide and $7 million for Safety Products. Refer to Note 4. The $58 million of restructuring charges related to these franchise acquisitions are not reflected in the 2007 Program's aggregate charges of $395 million discussed above.

The Company has identified additional opportunities for cost savings for restructuring activities in fiscal 2009. The Company expects to incur restructuring charges of approximately $50 million in fiscal 2009.

2008 Charges and Credits

Net restructuring and asset impairment charges during the year ended September 26, 2008 were $247 million, which include $22 million for the non-cash write down in carrying value of inventory and accelerated depreciation (which was classified in cost of sales and selling, general and administrative expenses) related to assets expected to become obsolete as a result of the restructuring. The remaining

3. Restructuring and Asset Impairment Charges, Net (Continued)

charge is comprised of restructuring charges of $237 million, which include $139 million of employee severance and benefits; $40 million of facility exit charges and other cash charges; $58 million related to the reacquisition of certain unfavorable franchise rights; and $20 million of asset impairments, net of gains from sale of properties. The asset impairments primarily related to the Company's Electrical and Metal Products segment. During the period ended September 26, 2008, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $32 million of restructuring reserves as restructuring credits.

The Company paid $30 million related to actions initiated in 2008 under the 2007 Program and paid $58 million related to the franchise acquisitions. As of September 26, 2008, $98 million has been accrued.

Activity in the Company's 2008 restructuring reserves related to the 2007 Program is summarized as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit & Other Charges	Total
Balance at September 28, 2007	$ 106	$ 9	$ 115
Charges	139	39	178
Reversals	(26)	(4)	(30)
Utilization	(100)	(25)	(125)
Reclass/transfers	3	9	12
Currency translation	3	—	3
Balance at September 26, 2008	$ 125	$ 28	$ 153

2007 Charges and Credits

Net restructuring and asset impairment charges during 2007 were $207 million, which include $7 million reflected in cost of sales for the non-cash write down in carrying value of inventory. The remaining charge is comprised of restructuring charges of $189 million, which include $173 million of employee severance and benefits and $16 million of facility exit charges and other cash charges, and $15 million of asset impairments. During 2007, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $4 million of restructuring reserves as a restructuring credit.

During 2008, the Company paid $95 million related to actions under the 2007 Program and has $55 million accrued as of September 26, 2008.

2006 Charges and Credits

During 2006, the Company recorded net restructuring and asset impairment charges of $13 million, which includes $11 million of employee severance and benefits and $2 million of asset impairments. The restructuring charges related to several restructuring actions and facility exit plans which were initiated in 2006 for $16 million as well as costs incurred in 2006 related to actions initiated prior to 2006 for $2 million. During 2006, the Company completed restructuring activities announced in prior years for amounts less than originally estimated, and accordingly reversed $7 million of restructuring reserves. Most of the restructuring initiatives undertaken during 2006 as well as actions taken in prior periods, which impact restructuring charges incurred during 2006, relate to the ADT Worldwide and Safety Products segments.

3. Restructuring and Asset Impairment Charges, Net (Continued)

During 2008, the Company paid $1 million related to these actions and has $1 million accrued as of September 26, 2008.

2005 and Prior Charges and Credits

The Company continues to maintain restructuring reserves related to certain actions initiated prior to 2005. The total amount of these reserves are $16 million and $21 million at September 26, 2008 and September 28, 2007, respectively. These balances primarily include facility exit costs for long-term non-cancelable lease obligations within the ADT Worldwide and Fire Protection Services segments, with expiration dates which range from 2008 to 2022.

Restructuring Reserves

Restructuring reserves from September 28, 2007 to September 26, 2008 by the year in which the restructuring action was initiated are as follows ($ in millions):

	Year of Restructuring Action					
	2007 Program			Franchise Settlement		
	2008	2007	Subtotal	2008	Prior	Total
Balance at September 28, 2007	$ —	$115	$ 115	$—	$22	$ 137
Charges	102	76	178	58	1	237
Reversals	(2)	(28)	(30)	—	(2)	(32)
Utilization	(30)	(95)	(125)	(58)	(4)	(187)
Reclass/transfers	12	—	12	—	—	12
Currency translation	16	(13)	3	—	(1)	2
Balance at September 26, 2008	$ 98	$ 55	$ 153	$—	$16	$ 169

Restructuring reserves by segment at September 26, 2008 and September 28, 2007 are as follows ($ in millions):

	2008	2007
ADT Worldwide	$ 48	$ 71
Flow Control	7	13
Fire Protection Services	29	22
Electrical and Metal Products	14	6
Safety Products	66	10
Corporate and Other	5	15
	$169	$137

At September 26, 2008 and September 28, 2007, restructuring reserves were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2008	2007
Accrued and other current liabilities	$148	$113
Other liabilities	21	24
	$169	$137

4. Acquisitions

Acquisitions

As part of the Company's strategy to strengthen its product and service offerings and market positions, the Company acquired Winner Security Services LLC ("Winner"), Sensormatic Security Corp. ("SSC") and FirstService Security ("FirstService") during 2008.

On June 5, 2008, the Company's ADT Worldwide segment acquired substantially all of the assets of Winner for $90 million. The franchise was originally granted by Sensormatic Electronics Corporation and granted Winner rights to sell, install and service certain Sensormatic products and entitled Winner to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Sensormatic products are sold through ADT Worldwide and Safety Products.

On July 9, 2008, the Company's ADT Worldwide segment acquired substantially all of the assets of SSC, including franchise rights, and agreed to settle a related legal matter for total consideration of approximately $86 million. SSC was a franchisee of Sensormatic Electronics Corporation in the states of Virginia and Maryland and in the District of Columbia. It was the last remaining major Sensormatic franchise. Under the original franchise agreement, SSC was granted rights to sell, install and service certain Sensormatic products and was entitled to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Sensormatic and SSC also settled the previously disclosed litigation between the parties related to the SSC franchise for $6 million in connection with the transaction. The value ascribed to the settlement of the legal matter was determined based on the consideration paid in excess of the fair value of the franchise and franchise rights acquired.

These transactions were accounted for as business combinations and the Company applied EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination," since there were preexisting relationships between the Company and Winner and SSC that needed to be assessed and accounted for separately. After assessing the specific facts and circumstances related to these transactions, the Company recorded charges of S38 million and $20 million for Winner and SSC, respectively during 2008 for the reacquisition of franchise rights that were deemed to be unfavorable to the Company when compared to pricing for current market transactions for similar arrangements. The Company utilized an income method valuation approach in measuring the value of the preexisting relationship. Since these charges relate to a change in the manner in which the Company will conduct business in these territories, they have been reflected as restructuring charges. The remaining purchase price for Winner was $52 million, which consists of a $46 million indefinite-lived intangible asset, $1 million of customer lists which are amortizable over a 10-year period and $5 million of goodwill. The remaining purchase price for SSC was $60 million, which consists of a $52 million indefinite-lived intangible asset, $4 million of customer lists which are amortizable over a 10-year period and $4 million of goodwill. Goodwill associated with the Winner and SSC transactions is deductible for tax purposes.

On June 30, 2008, the Company's ADT Worldwide segment acquired FirstService Security, a division of FirstService Corporation, for approximately $187 million. FirstService Security is a commercial security systems integrator and provides a full range of integrated security system services, including design, engineering, installation, servicing and monitoring of access control, closed-circuit television and intrusion systems. The purchase price for FirstService has been allocated on a preliminary basis and consists of $38 million of net working capital and other assets, $5 million of property, plant and equipment, net, $52 million of intangible assets and $92 million of goodwill. Goodwill associated with the FirstService transaction is not deductible for tax purposes.

Additionally during 2008, cash paid for acquisitions included in continuing operations, primarily within ADT Worldwide and Safety Products, totaled $38 million. During 2007, cash paid for

4. Acquisitions (Continued)

acquisitions included in continuing operations, primarily within ADT Worldwide, Safety Products and Flow Control, totaled $31 million. Cash paid for acquisitions by businesses included in continuing operations during 2006 was $5 million.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

The aggregate amounts paid for the acquired businesses have been allocated to assets acquired and liabilities assumed based on preliminary estimates of fair value at September 26, 2008. The purchase price allocation remains subject to change based on final valuations of the assets acquired and liabilities assumed. The Company does not expect the finalization of these matters to have a material effect on these allocations. The following represents preliminary purchase price allocations for the acquired businesses ($ in million):

Net working capital and other assets	$ 21
Property, plant and equipment, net	7
Goodwill	140
Intangible assets, net	170
Purchase price	$338
Payments relating to the reacquisition of unfavorable franchise rights and legal settlement	64
Aggregate amount paid	$402

Acquisition Liabilities

At September 26, 2008 and September 28, 2007, acquisition liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2008	2007
Accrued and other current liabilities	$ 3	$ 4
Other liabilities	9	10
	$12	$14

Acquisition liabilities relate to facility exit costs, employee severance and benefits, distributor and supplier cancellation fees and other costs. The Company paid $2 million, $5 million and $5 million to fund acquisition liabilities during 2008, 2007 and 2006, respectively.

Holdback Liabilities

The Company paid cash of approximately $5 million and $2 million during 2007 and 2006, respectively, relating to holdback liabilities related to certain prior period acquisitions. There were no such payments in 2008. Holdback liabilities represent a portion of the purchase price withheld from the seller pending finalization of the acquisition balance sheet and other contingencies.

At September 26, 2008 and September 28, 2007, holdback liabilities were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2008	2007
Other liabilities	$18	$16

4. Acquisitions (Continued)

ADT Dealer Program

During 2008, 2007 and 2006, Tyco paid $376 million, $409 million and $373 million of cash, respectively, to acquire approximately 370,000, 415,000 and 401,000 customer contracts for electronic security services through the ADT dealer program.

5. Other Expense, Net

Other expense, net was $224 million in 2008 and $255 million in 2007. Other expense, net in 2008 primarily relates to the loss of $258 million on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility offset by income of $6 million recorded in connection with the settlement of its 3.125% convertible senior debentures and related financial instruments. Refer to Notes 13 and 15. The Company also recorded other-than-temporary impairments and realized losses on the sale of investments of $6 million related primarily to investments in corporate debt. Refer to Note 10. Additionally, the Company recorded $40 million of income as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement upon the adoption of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertain Income Taxes—an interpretation of FASB Statement No. 109." The Company also recorded $6 million of expense for other activity in accordance with the Tax Sharing Agreement during 2008.

During 2007, other expense, net consisted primarily of a $259 million loss on early extinguishment of debt incurred in connection with debt tender offers undertaken in connection with the Separation, for which no tax benefit is available. This charge consists primarily of premiums paid and the write-off of unamortized debt issuance costs and discounts. The total loss on early extinguishment of debt was $647 million, with $259 million included in continuing operations and $388 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

6. Income Taxes

Significant components of income tax provision for 2008, 2007 and 2006 are as follows ($ in millions):

	2008	2007	2006
Current:			
United States:			
Federal	$ 139	$100	$ 62
State	4	36	(17)
Non-U.S.	320	163	339
Current income tax provision	463	299	384
Deferred:			
United States:			
Federal	96	94	78
State	(5)	3	(8)
Non-U.S.	(219)	(72)	(150)
Deferred income tax provision	(128)	25	(80)
	$ 335	$324	$ 304

6. Income Taxes (Continued)

Non-U.S. income (loss) from continuing operations before income taxes was $1,010 million, $(2,587) million and $1,040 million for 2008, 2007 and 2006, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 26, 2008, September 28, 2007, and September 29, 2006 is as follows ($ in millions):

	2008	2007	2006
Notional U.S. federal income tax (benefit) expense at the statutory rate	$ 501	$ (769)	$ 393
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	34	23	35
Non-U.S. net earnings[1]	(240)	(58)	(208)
Nondeductible charges	46	1,176	83
Valuation allowance	(70)	(129)	39
Non-deductible loss on retirement of debt	—	91	(98)
Other	64	(10)	60
Provision for income taxes	$ 335	$ 324	$ 304

(1) Excludes nondeductible charges and other items which are broken out separately in the table.

Included in income taxes for 2008 is a benefit from increased profitability in operations in lower tax rate jurisdictions partially offset by enacted tax law changes that negatively impacted non-U.S. deferred tax assets. The valuation allowance benefit includes a tax impact of $70 million associated with business restructurings, which increased the Company's profitability in certain jurisdictions.

Included in the nondeductible charges for 2007 is the class action settlement, net of $2.862 billion. Additionally, the nondeductible charges include $105 million associated with Separation costs which were not fully deductible as well as a write-off of deferred tax assets in entities that were liquidated as part of the Separation. The loss on retirement of debt includes charges related to the early extinguishment of debt of $259 million for which no tax benefit is available. The valuation allowance benefit includes a tax impact of $72 million associated with identification of tax planning to ensure realization of certain deferred tax assets as well as a net benefit of $51 million associated with changes in valuation allowances driven primarily by increased profitability in certain jurisdictions.

Included in the loss on retirement of debt in 2006 is a cumulative one-time benefit associated with the receipt of a favorable tax ruling in the fourth quarter of 2006 permitting the deduction of prior year debt retirement costs not previously benefited. This benefit is partially offset by a valuation allowance on the net operating losses created by the debt retirement deductions.

6. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at September 26, 2008 and September 28, 2007 are as follows ($ in millions):

	2008	2007
Deferred tax assets:		
Accrued liabilities and reserves	$ 360	$ 375
Tax loss and credit carryforwards	1,556	1,418
Postretirement benefits	256	255
Deferred revenue	248	272
Other	389	336
	2,809	2,656
Deferred tax liabilities:		
Property, plant and equipment	(538)	(653)
Intangibles assets	(349)	(269)
Other	(148)	(218)
	(1,035)	(1,140)
Net deferred tax asset before valuation allowance	1,774	1,516
Valuation allowance	(745)	(644)
Net deferred tax asset	$ 1,029	$ 872

At September 26, 2008, the Company had $3,822 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $3,192 million have no expiration, and the remaining $630 million will expire in future years through 2028. In the U.S., there were approximately $1,478 million of federal and $1,669 million of state net operating loss carryforwards at September 26, 2008, which will expire in future years through 2028.

The valuation allowance for deferred tax assets of $745 million and $644 million at September 26, 2008 and September 28, 2007, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets. The valuation allowance was calculated in accordance with the provisions of SFAS No. 109, "*Accounting for Income Taxes*," which requires that a valuation allowance be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized. At September 26, 2008, approximately $110 million of the valuation allowance will ultimately reduce goodwill if the net operating losses are utilized.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities.

Tyco adopted the recognition, measurement and disclosure provisions of FIN No. 48 on September 29, 2007. As a result of this adoption, Tyco increased its reserve for uncertain tax positions by $55 million and reduced its deferred tax assets by $24 million with a corresponding $79 million cumulative effect of adoption adjustment to shareholders' equity. As of the adoption date, Tyco had unrecognized tax benefits of $370 million, of which $241 million, if recognized would affect the effective tax rate. As of September 26, 2008, Tyco had unrecognized tax benefits of $369 million, of

6. Income Taxes (Continued)

which $248 million, if recognized, would affect the effective tax rate. Tyco had accrued interest and penalties related to the unrecognized tax benefits of $49 million as of September 26, 2008. Tyco recognized $9 million of income tax expense for interest and penalties accrued related to unrecognized tax benefits. Tyco recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance as of September 28, 2007	$370
Additions based on tax positions related to the current year	15
Additions based on tax positions related to prior years	20
Reductions based on tax positions related to prior years	(14)
Reduction related to settlements	(19)
Reductions related to lapse of the applicable statute of limitations	(5)
Foreign currency translation adjustments	2
Balance as of September 26, 2008	$369

Many of Tyco's uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
United States	1997–2007
Australia	2004–2007
France	1999–2007
Germany	1998–2007
United Kingdom	2000–2007
Canada	1999–2007

Based on the current status of its income tax audits, the Company does not anticipate a significant change to its unrecognized tax benefits in the next twelve months.

Tax Sharing Agreement

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics' and Tyco's respective rights, responsibilities, and obligations after the Separation with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Under the Tax Sharing Agreement, the Company shares responsibility for certain of Tyco's, Covidien's and Tyco Electronics' income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. income tax returns. All costs and expenses

6. Income Taxes (Continued)

associated with the management of these shared tax liabilities are shared equally among the parties. Tyco has recorded a receivable from Covidien and Tyco Electronics of $113 million at September 26, 2008 and $103 million at September 28, 2007 which is included in other assets as our estimate of their portion of the Tax Sharing obligations. Other liabilities include $554 million and $543 million at September 26, 2008 and September 28, 2007, respectively for the fair value of Tyco's obligations under the Tax Sharing Agreement, determined in accordance with FIN No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*" Tyco assesses the shared tax liabilities and related FIN No. 45 liability at each reporting period. The receivable and liability were initially recognized with an offset to shareholders' equity in 2007. In the first quarter of 2008, in connection with the adoption of FIN No. 48 and the related increase in uncertain tax positions for shared tax liabilities under the Tax Sharing Agreement, Tyco increased its receivable from Covidien and Tyco Electronics under the Tax Sharing Agreement with a corresponding increase to other income, net by $40 million ($0.08 for both basic and diluted earnings per share). In addition, $6 million of expense for other activity was recorded in accordance with the Tax Sharing Agreement during 2008.

Tyco will provide payment under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the audit process by local taxing authorities is completed for the impacted years. Given the nature of the shared liabilities, the maximum amount of potential future payments is not determinable.

In the event the Separation is determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on Tyco, Covidien or Tyco Electronics as a result thereof. If such determination is not the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, then Tyco, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on Tyco, Covidien or Tyco Electronics as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed-upon share of Tyco's, Covidien's and Tyco Electronics' tax liabilities. See Note 14 for further discussion of guarantees and indemnifications extended between Tyco, Covidien and Tyco Electronics.

Other Income Tax Matters

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and

6. Income Taxes (Continued)

contesting certain of the proposed tax adjustments. Management has assessed the issues related to these adjustments for recognition and measurement under FIN No. 48 and has recorded unrecognized tax benefits in accordance with FIN No. 48. The ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to certain prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments, and the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2002. On the basis of previously accepted amendments, the Company has determined that these adjustments will more-likely-than-not be accepted and, accordingly, has recorded them in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows.

Additionally, during 2008 the Company completed proposed amendments to its U.S. federal income tax returns for periods subsequent to 2002, which primarily reflect the roll forward through 2006 of the amendments for the periods 1997 to 2002. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows. While the final adjustments cannot be determined until the income tax return amendment process and the IRS review is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

During the third quarter of 2007, the IRS concluded its field examination of certain of Tyco's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agents' Reports ("RARs") which reflect the IRS' determination of proposed tax adjustments for the periods under audit. The RARs propose tax audit adjustments to certain of the Company's previously filed tax return positions. The Company agreed with the IRS on adjustments totaling $498 million, with an estimated cash impact to the Company of $458 million, and during the third quarter of 2007, the Company paid $458 million, of which $163 million related to the Company's discontinued operations. The Company appealed other proposed tax audit adjustments totaling approximately $1 billion relating to Tyco, Covidien and Tyco Electronics, and, as Audit Managing Party as specified in the Tax Sharing Agreement, the Company intends to vigorously defend its prior filed tax return positions.

During the second quarter of 2008, the IRS issued additional RARs asserting a withholding tax liability of approximately $106 million associated with the prior proposed tax adjustments related to Tyco, Covidien and Tyco Electronics for the 1997 to 2000 period. The withholding tax amount asserted against Tyco is immaterial. During the first quarter of fiscal 2009, the Company reached an agreement with the IRS appeals team to work towards timely resolution of all unagreed issues related to this time period. The Company, as Audit Managing Party as specified in the Tax Sharing Agreement, intends to vigorously defend its prior filed tax return positions and determined that no adjustment is required to the Company's guarantees and indemnifications liability recorded in conjunction with the Tax Sharing Agreement as discussed in Note 14. Additionally, the IRS is auditing the prior tax returns of the Company, which include legal entities of Tyco, Covidien and Tyco Electronics for the 2001 to 2004 period. The IRS has not issued any RARs for this period.

6. Income Taxes (Continued)

The IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics arising from alleged actions of former executives in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, we estimate the proposed penalties could range between $30 million and $50 million. The Company, as Audit Managing Party as specified in the Tax Sharing Agreement, intends to vigorously oppose the assertion of any such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return. This is a pre-Separation shared tax matter under the Tax Sharing Agreement.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Further, management has reviewed with tax counsel certain of the issues raised by these taxing authorities and the adequacy of these recorded amounts. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in other liabilities on the Consolidated Balance Sheets as payment is not expected within one year.

7. Cumulative Effect of Accounting Change

During 2006, the Company adopted FIN No. 47, *"Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143."* FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with an asset retirement when the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity and clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 requires that conditional asset retirement obligations, along with the associated capitalized asset retirement costs, be initially reported at their fair values. Upon adoption, the Company recognized a liability of $32 million for asset retirement obligations and an increase of $10 million in the carrying amount of the related assets, of which $19 million and $5 million are reflected in liabilities and assets of discontinued operations, respectively. The initial recognition resulted in a cumulative effect of accounting change of $14 million after-tax loss

7. Cumulative Effect of Accounting Change (Continued)

($22 million pre-tax), reflecting the accumulated depreciation and accretion that would have been recognized in prior periods had the provisions of FIN No. 47 been in effect at the time.

8. Earnings Per Share

As discussed in Note 1 in 2007, the Company effected a reverse stock split of Tyco's common shares, at a split ratio of one for four. Share and per share data for the 2006 period presented has been adjusted to reflect the reverse stock split.

The reconciliations between basic and diluted earnings per share for 2008, 2007 and 2006 are as follows ($ in millions, except per share data):

	2008			2007			2006		
	Income	Shares	Per Share Amount	Loss	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:									
Income (loss) from continuing operations	$1,095	484	$2.26	$(2,524)	495	$(5.10)	$817	503	$1.63
Share options, restricted share awards and deferred stock units	—	3		—	—		—	4	
Exchange of convertible debt	1	1		—	—		12	14	
Diluted earnings per share:									
Income (loss) from continuing operations, giving effect to dilutive adjustments	$1,096	488	$2.25	$(2,524)	495	$(5.10)	$829	521	$1.59

The computation of diluted earnings per share for 2008 excludes the effect of the potential exercise of options to purchase approximately 19 million shares and excludes restricted share awards and deferred stock units of approximately 4 million shares because the effect would be anti-dilutive.

The computation of diluted earnings per share for 2007 and 2006 excludes the effect of the potential exercise of options to purchase approximately 29 million and 21 million shares, respectively, and excludes restricted share awards and deferred stock units of approximately 5 million and 2 million, respectively, because the effect would be anti-dilutive. Additionally, the computation of diluted earnings per common share for 2007 excludes the impact of convertible debt of approximately 6 million shares because the effect would be anti-dilutive.

9. Sale of Accounts Receivable

Certain of Tyco's international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $65 million, $76 million and $75 million at September 26, 2008, September 28, 2007 and September 29, 2006, respectively.

10. Investments

At September 26, 2008 and September 28, 2007, the Company had available-for-sale investments with a fair value of $303 million and $352 million, and a cost basis of $317 million and $352 million, respectively.

10. Investments (Continued)

The cost and fair market value of the Company's investments by type of security and classification in the Company's Consolidated Balance Sheets are as follows (in millions):

As of September 26, 2008:

Type of Security	Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Other-Than-Temporary Impairment	Fair Value	Balance Sheet Classification: Prepaids and Other Current Assets	Balance Sheet Classification: Other Assets
Corporate debt securities	$166	$ —	$(11)	$(5)	$150	$41	$109
U.S. Government debt securities	142	2	—	—	144	26	118
Other debt securities	9	—	—	—	9	—	9
	$317	$ 2	$(11)	$(5)	$303	$67	$236

As of September 28, 2007:

Type of Security	Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Temporary Impairment	Fair Value	Balance Sheet Classification: Prepaids and Other Current Assets	Balance Sheet Classification: Other Assets
Corporate debt securities	$147	$ —	$(1)	$ —	$146	$ 31	$115
U.S. Government debt securities	200	1	—	—	201	87	114
Other debt securities	5	—	—	—	5	—	5
	$352	$ 1	$(1)	$ —	$352	$118	$234

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values are as follows (in millions):

As of September 26, 2008:

Type of Security	Fair Value	Less Than 12 Months Unrealized Losses	Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
Corporate debt securities	$63	$(4)	$62	$(7)	$125	$(11)

As of September 28, 2007:

Type of Security	Fair Value	Less Than 12 Months Unrealized Losses	Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
Corporate debt securities	$21	$ —	$ 96	$(1)	$117	$(1)

The Company believes the unrealized losses to be temporary in nature because the Company has the intent and ability to hold these investments until maturity. The Company concluded the unrealized losses were temporary because (i) the Company believes the market value is partially due to the global market and current economic conditions which are at unprecedented levels, (ii) the securities continue

10. Investments (Continued)

to be of high credit quality and interest has been paid when due and (iii) the Company has the intent and ability to hold such investments until a recovery in the market value occurs or the securities mature. The Company does not believe any unrealized losses represent an other-than-temporary impairment based on its evaluation of available evidence as of September 26, 2008. If in the future the Company determines that any decline in value of the securities is other-than-temporary, the Company would have to recognize the loss in its Consolidated Statements of Operations. Unrealized gains and losses are recorded in accumulated other comprehensive income in the Company's Consolidated Balance Sheets.

The Company recorded an other-than-temporary impairment of $5 million for the year ended September 26, 2008. The other-than-temporary impairment related to investments in corporate debt of Lehman Brothers Holding, Inc ("Lehman"), which filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York on September 15, 2008. Other than the Lehman impairment, the Company did not record any additional other-than-temporary impairment in the years ended September 28, 2007 and September 29, 2006.

The maturities of the Company's investments in debt securities as of September 26, 2008 are as follows (in millions):

	Cost Basis	Fair Value
Due in one year or less	$ 67	$ 67
Due after one year through five years	249	235
Due after five years through ten years	1	1

11. Goodwill and Intangible Assets

Annually, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using the Company's weighted average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. During the annual goodwill impairment testing for the fiscal year ended September 26, 2008, the carrying amount of goodwill in the Latin America Fire Protection business, part of the Fire Protection Services segment, exceeded the implied fair value of goodwill. As a result, the Company recognized a goodwill impairment of $9 million in the fourth quarter of 2008. Furthermore, the Company believes that its goodwill balance at September 26, 2008 is recoverable.

In connection with the Separation, during the third quarter of 2007 Tyco reorganized into a new management and segment reporting structure. As part of these organizational changes, the Company assessed new reporting units and conducted valuations to determine the assignment of goodwill to the new reporting units based on their estimated relative fair values. Following the relative fair value goodwill allocation, the Company then tested goodwill for impairment by comparing the fair value of each reporting unit with its carrying value amount. If the carrying amount of a reporting unit exceeded its fair value, goodwill was considered potentially impaired. Where goodwill was potentially impaired, the Company compared the implied fair value of the reporting unit goodwill to the carrying amount of that goodwill. The carrying amount of goodwill exceeded the implied fair value of goodwill in the

11. Goodwill and Intangible Assets (Continued)

Australia and New Zealand Security Services business, part of the ADT Worldwide segment. As a result, the Company recognized a goodwill impairment of $46 million in the third quarter of 2007.

In determining fair value, management relies on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, and marketplace data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment. However, fair value determinations require considerable judgment and are sensitive to changes in the factors described above. In light of current economic conditions, additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. The Company has certain reporting units which have limited excess of fair value over carrying value. The goodwill balance for reporting units with less than a ten percent excess of fair value over carrying value in the aggregate was approximately $2.4 billion at September 26, 2008. See Note 1.

There were no goodwill impairments related to continuing operations during 2006.

The changes in the carrying amount of goodwill for 2008 and 2007 are as follows ($ in millions):

	Total
Balance at September 29, 2006	$11,194
Purchase accounting adjustments	6
Acquisitions	16
Divestitures[1]	(89)
Impairments	(46)
Currency translation	418
Balance at September 28, 2007	11,499
Purchase accounting adjustments	(24)
Acquisitions	140
Divestitures	(19)
Impairments	(9)
Currency translation	(89)
Balance at September 26, 2008	$11,498

(1) Includes $69 million of goodwill for businesses that have met the held for sale criteria which are included in assets held for sale on the consolidated balance sheets. Therefore, the amount has been presented as a reduction to goodwill in the rollforward above. In the third quarter of 2008 the Company approved a plan to sell a business in the Safety Products segment. See Note 2. The goodwill related to this Safety Products business has been presented as a reduction to goodwill in the period that goodwill was reallocated in connection with the Separation in the third quarter of 2007.

11. Goodwill and Intangible Assets (Continued)

The changes in the carrying amount of goodwill from September 28, 2007 to September 26, 2008 was as follows ($ in millions):

	ADT Worldwide	Fire Protection Services	Flow Control	Safety Products	Electrical and Metal Products	Total
Balance, as reallocated on September 28, 2007	$5,025	$1,495	$1,975	$1,950	$1,054	$11,499
Purchase accounting adjustments	1	—	—	(22)	(3)	(24)
Acquisitions	115	—	11	14	—	140
Divestitures	—	(17)	—	(2)	—	(19)
Impairment	—	(9)	—	—	—	(9)
Currency translation	(60)	(2)	7	(7)	(27)	(89)
Balance at September 26, 2008	$5,081	$1,467	$1,993	$1,933	$1,024	$11,498

Intangible assets, net were $2,655 million and $2,653 million at September 26, 2008 and September 28, 2007, respectively. The following table sets forth the gross carrying amount and accumulated amortization of the Company's intangible assets at September 26, 2008 and September 28, 2007 ($ in millions):

	September 26, 2008			September 28, 2007		
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted Average Amortization Period
Amortizable:						
Contracts and related customer relationships	$6,136	$3,958	14 years	$5,808	$3,565	14 years
Intellectual property	499	371	17 years	486	321	16 years
Other	17	12	15 years	20	14	11 years
Total	$6,652	$4,341	15 years	$6,314	$3,900	14 years
Non-Amortizable:						
Intellectual property	$ 234			$ 234		
Other	110			5		
Total	$ 344			$ 239		

Intangible asset amortization expense for 2008, 2007 and 2006 was $528 million, $513 million and $517 million, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be approximately $500 million for 2009, $350 million for 2010, $300 million for 2011, $250 million for 2012 and $200 million for 2013.

Indefinite lived intangible assets consisting primarily of trade names are tested for impairment using the relief from royalty method. The Company believes that its intangible assets balance at September 26, 2008 is recoverable. However, fair value determinations require considerable judgment and are sensitive to change. In light of current economic conditions, impairments to intangible assets could occur in future periods.

See Note 1 for discussion regarding changes in the estimated lives of dealer intangibles.

12. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued, except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. No loans are outstanding to any of our current executives. The loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the rates in effect on the first day of each of the preceding 12 months. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. During 2008 and 2007, the maximum amount outstanding under these programs was $24 million and $52 million, respectively. Loans receivable under these programs, as well as other unsecured advances outstanding, were $24 million at both September 26, 2008 and September 28, 2007. The total outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former Chairman and Chief Executive Officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $27 million and $26 million at September 26, 2008 and September 28, 2007, respectively, and the rate of interest charged on such loans was 3.0% and 5.4% for 2008 and 2007, respectively. Interest income on these interest bearing loans totaled $1 million, $1 million and $2 million in 2008, 2007 and 2006, respectively. Certain of the above loans totaling $4 million both at September 26, 2008 and September 28, 2007, are non-interest bearing.

During the fourth quarter of 2002, the Board of Directors and new senior management adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified.

During 2008, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers. Purchases from these companies during 2008 aggregated less than 1 percent of consolidated net revenue.

During 2007, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including VF Corporation and Rohm and Haas Company. Mackey J. McDonald, a Director who retired effective March 7, 2007, was an executive officer of VF Corporation during 2007. Rajiv L. Gupta, a Director, was an executive officer of Rohm and Haas Company during 2007. Purchases from these companies during 2007 aggregated less than 1 percent of consolidated net revenue.

During 2006, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, including Marsh & McLennan Companies, Inc., VF Corporation and Rohm and Haas Company. Sandra S. Wijnberg, a Director, was an executive officer of Marsh & McLennan Companies, Inc. prior to her resignation from that company on March 31, 2006. Mackey J. McDonald, a Director during such period, was an executive officer of VF Corporation during 2006. Rajiv L. Gupta, a Director, was an executive officer of Rohm and Haas Company during 2006. Purchases from the Marsh & McLennan Companies, Inc. during 2006 were approximately $16 million. Purchases from other companies noted above during 2006 aggregated less than 1 percent of consolidated net revenue.

In 2001, Tyco authorized compensation arrangements to L. Dennis Kozlowski and Mark H. Swartz, the Company's Chief Financial Officer and Director until August 2002. In connection with such

12. Related Party Transactions (Continued)

arrangements, Tyco purchased executive split dollar life insurance policies for Messrs. Kozlowski and Swartz and entered into a shared ownership agreement with each of them whereby the Company agreed to pay premiums for these insurance policies for an 11-year period beginning in 2001. In 2001, amended policies were executed providing for additional Company-paid premiums. The Company is a co-beneficiary of the policies, less amounts owed to Messrs. Kozlowski and Swartz. Messrs. Kozlowski and Swartz are the beneficiaries of the cash surrender values of the policies plus the amount of any unpaid premiums. The Company's obligations under these arrangements were entered into in recognition of services rendered by these officers and were not contingent upon continuing employment. At that time, the Company deposited $31 million into a rabbi trust to fund premiums on the policies. In the event the investment options within the policies do not earn specified interest amounts, Tyco had guaranteed a supplemental premium payment amount to ensure a 10% annual return on the cash surrender value, and any unpaid premiums. This liability was accreted by a charge to earnings throughout the period of the arrangements to make the specified supplemental premium payments, if any. In conjunction with Mr. Swartz's termination of employment, a lump sum payment of $25 million, which represented the present value of the annual premium amounts at his termination date for the remainder of the contractual period, was made to Mr. Swartz and in return Mr. Swartz waived Tyco's obligation to continue making premium payments. Tyco discontinued making premium payments for Mr. Kozlowski's insurance policy as of October 1, 2002. The Company filed affirmative actions against Mr. Kozlowski, seeking disgorgement of all benefits under this executive life insurance policy. Pending resolution of such action against Mr. Kozlowski, premium obligations since October 2002 have been drawn down from the cash surrender value of such policy to avoid termination of such policy's death benefit. On September 27, 2006, the Company and Mr. Kozlowski entered into a general release agreement that terminated Mr. Kozlowski's shared ownership agreement of the split dollar life insurance policy and the rabbi trust. As such, the Company has no continuing obligation to make any payment or contributions with respect to the split dollar insurance policy or the rabbi trust. The Company recorded a credit of $72 million related to this liability in 2006 within selling, general and administrative expenses on the Consolidated Statements of Operations. The Consolidated Financial Statements include charges of $7 million related to Mr. Kozlowski's life insurance policy in 2006. The $25 million that remained in the rabbi trust as of September 29, 2006 was received by Tyco during the first quarter of 2007.

The Company filed civil complaints against Messrs. Kozlowski and Swartz for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of our Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self-dealing transactions and other improper conduct.

In June 2002, the Company filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging our acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that

12. Related Party Transactions (Continued)

Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. Our claims against Mr. Walsh are still pending.

13. Debt

Debt at September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	2008	2007
Commercial paper	$ 116	$ —
364-day senior bridge loan facility due 2008[2]	—	367
6.125% public notes due 2008[1]	300	300
6.125% public notes due 2009[1]	215	215
6.75% public notes due 2011	516	516
6.375% public notes due 2011	849	849
Revolving senior credit facility due 2011	—	—
Revolving senior credit facility due 2012	286	308
6.0% notes due 2013	655	654
7.0% public notes due 2019	435	—
6.875% public notes due 2021	717	—
3.125% convertible senior debentures due 2023	—	21
7.0% public notes due 2028	16	437
6.875% public notes due 2029	23	723
Other[1][2]	136	72
Total debt	4,264	4,462
Less current portion	555	380
Long-term debt	$3,709	$4,082

(1) These instruments, plus $40 million of the amount shown as other, comprise the current portion of long-term debt as of September 26, 2008.

(2) These instruments, plus $13 million of the amount shown as other, comprise the current portion of long-term debt as of September 28, 2007.

At September 26, 2008 the Company classified $116 million of short-term borrowings as long-term. Settlement of this debt is not expected to require the use of working capital in the next year, as the Company has both the intent and the ability to refinance this debt on a long-term basis.

Debt Tenders

In connection with the settlement of litigation arising from the Separation related to the Company's public debt, on June 3, 2008 the Company, along with its finance subsidiary Tyco International Finance S.A. ("TIFSA"), a wholly-owned subsidiary of the Company and successor company to Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of the Company organized under the laws of Luxembourg, consummated consent solicitations and exchange offers related to certain series of debt issued under the 1998 and 2003 indentures. In connection with the exchange offers, Tyco issued $422 million principal amount of 7.0% notes due 2019 in exchange for an equal principal amount of 7.0% notes due 2028 and $707 million principal amount of 6.875% notes due 2021 in exchange for an equal principal amount of 6.875% notes due 2029. In connection with the consent solicitations, holders of the Company's 6.0% notes due 2013, 6.125% notes due 2008, 6.125% notes due 2009, 6.75% notes due 2011, 6.375% notes due 2011, 7.0% notes due 2028 and 6.875% notes due 2029 collectively received consent payments totaling $250 million.

13. Debt (Continued)

The terms of the consent and exchange offers were evaluated as a debt modification in accordance with EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments," and it was determined that the 7.0% notes due 2028 and the 6.875% notes due 2029 were extinguished because the cash flows of the new bonds as compared to the original bonds were substantially modified. As a result, the new bonds and the 7.0% notes due 2028 and the 6.875% notes due 2029 that were not tendered for exchange were recorded at their fair value upon completion of the exchange offers. In determining fair value, the Company measured the bonds as if they were an initial issuance to the public. This was done by obtaining effective yield data derived from comparable pricing received from the issuance of bonds with similar ratings and covenants by large public companies.

In connection with the consent solicitations and exchange offers, the Company recorded a $222 million charge to other expense, net as a loss on extinguishment of debt. This charge is comprised of the consent payments related to the extinguished bonds (notes due 2028 and 2029), premium on the exchanged bonds which represents the difference between the fair value and the book value of the extinguished bonds, and the write-off of the original unamortized debt issuance costs, as well as fees paid to third parties associated with the bonds that were not deemed extinguished. The remaining portion of the consent payment and issuance costs will be amortized over the remaining life of the bonds.

In May 2008, TIFSA commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 26, 2008, TIFSA had $116 million of commercial paper outstanding, which bore interest at an average rate of 2.95%.

During the year ended September 28, 2007, the Company recorded a $259 million charge to other expense, net for the loss on early extinguishment of debt related to the debt tender offers in connection with the Separation.

Bank and Revolving Credit Facilities

On June 24, 2008, Tyco and TIFSA entered into a $500 million senior unsecured revolving credit agreement with Citibank, N.A., as administrative agent for the lenders party thereto. This credit agreement has a three-year term. Borrowings under this agreement have a variable interest rate based on LIBOR or an alternate base rate. The margin over LIBOR can vary based on changes in the Company's credit rating and facility utilization. Together with the existing $1.25 billion five-year senior revolving credit agreement, dated as of April 25, 2007, the Company's total commitments under these facilities increased to $1.75 billion. These revolving credit facilities will be used for working capital, capital expenditures and other corporate purposes. As of September 26, 2008, there was $286 million drawn under these unsecured revolving credit facilities.

On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman") filed a petition under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of New York. Lehman is one of the lenders in the Company's $1.25 billion revolving credit facility with a commitment of $60 million. The Company's $500 million credit facility did not have a commitment from Lehman.

On September 25, 2008, the Company issued a borrowing request for $300 million under our $1.25 billion credit facility in accordance with the terms of the agreement. The Lehman portion of the

13. Debt (Continued)

commitment was not funded, resulting in a total funding of $286 million, which represented the total amount outstanding under our revolving credit facilities as of September 26, 2008.

On April 25, 2007, Tyco, certain of its subsidiaries and a syndicate of banks entered into a 364-day unsecured bridge loan facility. On October 1, 2007, the commitments with respect to the unused portion of the Company's unsecured bridge loan facility expired, but were subsequently renewed before being terminated in connection with the overall facility's termination in June 2008. The unsecured bridge loan facility provided the Company with sufficient liquidity to repay the Company's outstanding public debt with borrowings of up to $4.0 billion. The facility could only be used to repay, settle or otherwise extinguish such public debt, which was the subject of ongoing litigation between the Company and the trustee for such public debt. In June 2008, the Company settled this litigation and terminated this facility. In connection with the facility termination, the Company recorded a $36 million charge to other expense, net to write-off unamortized debt issuance costs.

On June 21, 2007, Tyco and TIFSA entered into a $500 million letter of credit facility, with Citibank N.A. as administrative agent, that was scheduled to expire on June 15, 2008. The facility provided for the issuance of letters of credit supported by a related line of credit facility. Effective June 6, 2008, this facility and all commitments under this facility were terminated.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of the Company's debt to its earnings before interest, taxes, depreciation, and amortization and that limit its ability to incur subsidiary debt or grant liens on its property. The Company's indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to the Company's business.

Convertible Debentures

As of September 28, 2007, TIFSA had $21 million outstanding of its 3.125% convertible senior debentures due 2023 with a 2015 put option ("the 3.125% convertible senior debentures"). On August 25, 2008 the Company delivered to holders a notice of redemption of its $19 million remaining principal amount of the 3.125% convertible senior debentures. These debentures were originally convertible into Tyco shares. As a result of the Separation transactions undertaken by the Company in 2007, these debentures became convertible into common shares of Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd. The 3.125% convertible debentures were converted into 11.496 common shares of each of the three separate companies, per $1,000 principal amount. During the fourth quarter of fiscal year 2008, the Company issued 217,589 shares of Tyco common stock and obtained shares of Covidien Ltd. and Tyco Electronics in connection with the redemption of the 3.125% convertible senior debentures. Additionally in the fourth quarter, the Company recorded a gain of $6 million upon exercise of the conversion option by holders. See Note 15. The last redemption date was September 25, 2008. Any notes outstanding after that date were redeemed with available cash. As of September 26, 2008, no amounts remain outstanding under the 3.125% convertible senior debentures.

Other Debt Information

The fair value of debt was approximately $4.0 billion (book value of $4.3 billion) and $4.5 billion (book value of $4.5 billion) at September 26, 2008 and September 28, 2007, respectively, based on discounted cash flow analyses using current market interest rates.

13. Debt (Continued)

The aggregate amounts of principal debt, including capital leases, maturing during the next five years and thereafter are as follows (in millions): $671 in 2009, $22 in 2010, $539 in 2011, $1,139 in 2012, $7 in 2013 and $1,874 thereafter.

Included in the amount of debt maturing in 2009 is $116 million of commercial paper borrowings that the Company classified as long-term at September 26, 2008. This debt matures in 2009, but has been classified as long-term on the Consolidated Balance Sheet as settlement of this debt is not expected to require the use of working capital in the next year and as the Company has both the intent and the ability to refinance this debt on a long-term basis.

The weighted-average interest rate on total debt was 6.2% and 6.3% at September 26, 2008 and September 28, 2007, respectively, excluding the impact of interest rate swaps. The weighted-average interest rate on short-term debt was 6.1% and 5.5% at September 26, 2008 and September 28, 2007, respectively. The impact of the Company's interest rate swap agreements on reported interest expense was not material for 2008 and 2007, and a net increase of $10 million for 2006. Of this amount, $6 million of the increase was allocated and included in discontinued operations.

14. Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2008 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance and the potential exposure for nonperformance under the guarantees would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 6 for further discussion of the Tax Sharing Agreement. At the time of the Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*" In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement is $554 million and $543 million, which is included in other liabilities on our Consolidated Balance Sheet at September 26, 2008 and September 28, 2007, respectively. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 16 for further discussion of the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to

14. Guarantees (Continued)

the Separation date, Tyco assumed primary liability on any remaining support. The estimated fair values of those obligations are $7 million, which are included in other liabilities on our Consolidated Balance Sheets, and were recorded in accordance with FIN No. 45 with an offset to shareholders' equity on the Separation date.

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 16 for a discussion of these liabilities.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Note 1.

Following is a roll forward of the Company's warranty accrual for 2008 ($ in millions):

Balance at September 28, 2007	$162
Warranties issued during the year	26
Changes in estimates	(7)
Settlements	(78)
Currency translation	2
Balance at September 26, 2008	$105

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. In the third quarter of 2006, the Company completed a comprehensive review of reported claims, recent claim rates and cost trends and further assessed the future of the program. The Company determined that an additional liability was necessary in order to satisfy the Company's obligation under the VRP. As a result, the Company recorded a $100 million charge which was reflected in cost of sales. On May 1, 2007, the Consumer Products Safety Commission and the Company announced an August 31, 2007 deadline for filing claims to participate in the VRP. The Company will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. During the fourth quarter of 2007, the Company further assessed the expected cost to complete the program in light of the most current claims data and determined that an additional accrual of $10 million was necessary to satisfy the estimated remaining obligation. The ultimate cost to complete the program will be impacted by a number of factors such as changes in material and labor costs, and

14. Guarantees (Continued)

the actual number of sprinkler heads replaced. Actual results could differ from this estimate. Settlements during 2008 include cash expenditures of $49 million related to the VRP.

15. Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable, investments and accounts payable approximated book value at September 26, 2008 and September 28, 2007. See Note 10 and Note 13 for the fair value of investments and estimates of debt, respectively.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value, and changes in a derivative's fair value are recognized currently in earnings unless specific hedge criteria are met. Fair value estimates are based on relevant market information, including current market rates and prices, assuming adequate market liquidity.

The Company uses derivative financial instruments to manage exposures to foreign currency and interest rate risks. The Company's objective for utilizing derivatives is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. For those transactions that are designated as hedges, the Company documents relationships between hedging instruments and hedged items, and links derivatives designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the Consolidated Balance Sheets or to specific firm commitments or forecasted transactions. For transactions designated as hedges, the Company also assesses and documents, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows associated with the hedged items.

As part of managing the exposure to changes in market interest rates, the Company has historically entered into various interest rate swap transactions with financial institutions acting as principal counterparties. To ensure both appropriate use as a hedge and hedge accounting treatment, all derivatives entered into were designated according to a hedge objective against fluctuations in interest rates on specifically underwritten debt issuances. The Company's primary hedge objectives include the conversion of fixed-rate liabilities to variable rates. The derivative financial instruments associated with these objectives are designated and accounted for as fair value hedges.

As part of managing the exposure to changes in foreign currency exchange rates, the Company utilizes forward and option contracts with financial institutions acting as principal counterparties. The objective of these derivative contracts is to minimize impacts to cash flows associated with intercompany loans, notes receivable and accounts payable, and forecasted transactions due to changes in foreign currency exchange rates.

The Company's derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as Tyco deals with a variety of major banks worldwide with long-term Standard & Poor's and Moody's credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized, thereby affording optimum clarity as to the market risk. None of the Company's derivative financial instruments outstanding at year end would result in a significant loss to the Company if a counterparty failed to perform according to the terms of its agreement. At this time, the Company does not require collateral or other security to be furnished by the counterparties to its derivative financial instruments.

15. Financial Instruments (Continued)

In assessing the current and potential future risk attributable to interest rate movements, during the fourth quarter of 2006, the Company terminated interest rate swaps and cross currency agreements with an aggregate notional value of $2.5 billion. The fair value of the swaps at the time of termination was a net gain of $10 million. As the interest rate swaps were designated as hedging instruments of outstanding debt, the net deferred loss of $26 million will be recognized in earnings over the remaining term of the related debt instrument. The remaining agreements were terminated during the first quarter of 2007.

Interest Rate Exposures

The Company historically utilized interest rate swap agreements to manage its exposure to interest rate risk. During the first quarter of 2007, the Company terminated the interest rate swaps. Since the interest rate swaps were designated as hedging instruments of outstanding debt, the related loss will be amortized over the remaining life of the related debt instruments. Prior to termination, the mark-to-market effects of both the interest rate swap agreements and the underlying debt obligations were recorded in interest expense and are directly offsetting to the extent the hedges are effective.

In addition, the Company historically utilized interest rate and foreign currency swap agreements ("cross currency swaps") to manage its exposure to interest rate risk and foreign currency exposure on loans denominated in foreign currency. During the first quarter of 2007, the Company terminated these agreements. The settlement of the swaps terminated during the first quarter of 2007 along with $17 million of swaps in a net gain position that were terminated in the fourth quarter of 2006 resulted in a net cash inflow of $63 million in the first quarter of 2007. In connection with the debt tender offer, $9 million of unamortized loss on interest rate swaps was accelerated and recorded as a loss on retirement of debt and included in other expense, net. See Note 13. At September 26, 2008 and September 28, 2007, there were no cross-currency or interest rate swaps outstanding. Prior to termination, the mark-to-market effects on the interest rate and foreign currency swaps were recorded in interest expense and selling, general and administrative expenses, respectively, and directly offset the corresponding changes in the fair value of the hedged items to the extent the hedges were effective. The ineffective portion of the hedge was not material.

Foreign Currency Exposures

Tyco uses various options, swaps, and forwards not designated as hedging instruments, to manage foreign currency exposures on accounts and notes receivable, accounts payable, intercompany loans and forecasted transactions denominated in certain foreign currencies. For derivatives not designated as hedging instruments, the Company records changes in fair value in selling, general and administrative expenses in the income statement in the period of change. The fair value of these instruments totaled $25 million and $95 million at September 26, 2008 and September 28, 2007, respectively.

In December 2006, due to required changes to the legal entity structure to facilitate the Separation, the Company determined that it would no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments were recorded in the income statement subsequent to this determination rather than in the currency translation component of shareholders' equity. Forward contracts that were previously designated as hedges of these net investments, continued to be used to manage this exposure but were no longer designated as net investment hedges. The remaining forward and option contracts

15. Financial Instruments (Continued)

were marked to market with changes in the derivatives' fair value recognized in the income statement for the period ended September 28, 2007.

Previously, the Company hedged its net investment in certain foreign operations. Changes in the fair value of forward contracts qualifying as net investment hedges were reported in the cumulative translation adjustment component of accumulated other comprehensive income to the extent the hedges are effective. The cumulative translation adjustment component of other comprehensive income included a net loss of $299 million and $91 million during 2007 and 2006, respectively, for hedges of the foreign currency exposure of the Company's net investment in certain foreign operations. In connection with the Separation and the debt tender, the Company de-designated its 6.125% Euro denominated public notes due 2007 on March 29, 2007, its 5.5% Euro denominated public notes due 2008 and its 6.5% British Pound denominated public notes due 2031 on May 21, 2007, that had previously been considered as hedges of net investments in certain foreign operations. At September 26, 2008 and September 28, 2007, the Company did not hedge its net investments in foreign operations, we had no net investment hedges and all of its outstanding borrowings were denominated in U.S. dollars.

During 2008, the Company designated certain intercompany loans as permanent in nature, in the amount of $2.1 billion as of September 26, 2008. As a result, the Company recorded $141 million of cumulative translation adjustment through accumulated other comprehensive income as of September 26, 2008 related to these loans.

Convertible Debentures

Given the requirement to convert the Company's 3.125% convertible senior debentures into shares of Tyco, Covidien and Tyco Electronics, the Company had previously recognized an asset for the fair value of the Covidien and Tyco Electronics shares and a liability for the related conversion option. During the fourth quarter of fiscal year 2008, the Company issued 217,589 shares of Tyco common stock and obtained shares of Covidien and Tyco Electronics in connection with the redemption of the Company's 3.125% convertible senior debentures. The Company recorded income of $6 million to other expense, net related to the settlement of the previously recognized asset and liability. See Note 13. At September 26, 2008, no amounts remained outstanding under the 3.125% convertible senior debentures.

16. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2027. Rental expense under these leases was $415 million, $406 million and $386 million for 2008, 2007 and 2006, respectively. The Company also has facility and equipment commitments under capital leases.

16. Commitments and Contingencies (Continued)

Following is a schedule of minimum lease payments for non-cancelable leases as of September 26, 2008 ($ in millions):

	Operating Leases	Capital Leases
2009	$248	$ 29
2010	201	28
2011	166	29
2012	108	9
2013	61	11
Thereafter	140	60
	$924	166
Less: amount representing interest		47
Total minimum lease payments		$119

The Company also has purchase obligations related to commitments to purchase certain goods and services. At September 26, 2008, such obligations were as follows: $53 million in 2009 and $3 million in 2010 and $0 million thereafter.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

In connection with the Separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement, the Company, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy claims (including ERISA, FCPA and securities claims). The Separation and Distribution Agreement also provides that we will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

Tyco has assumed 27%, Covidien has assumed 42% and Tyco Electronics has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which include securities class action litigation, ERISA class action litigation, certain legacy tax contingencies and any actions with respect to the distributions made in the Separation made or brought by any third party. Any amounts relating to these contingent and other corporate liabilities paid by Tyco after the Separation that are subject to the allocation provisions of the Separation and Distribution Agreement will be shared among Tyco, Covidien and Tyco Electronics pursuant to the same allocation ratio. As described in the Separation and Distribution Agreement, Tyco, Tyco Electronics and Covidien are jointly and severally liable for all amounts relating to the previously disclosed securities class action settlement. All costs and expenses that Tyco incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner described above, will be borne equally by Covidien, Tyco Electronics and Tyco.

16. Commitments and Contingencies (Continued)

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. See "Other Income Tax Matters" in note 6.

Class Action Settlement and Legacy Securities Matters

As a result of actions taken by certain of the Company's former senior corporate management, Tyco, some members of the Company's former senior corporate management, including its former General Counsel, are named defendants in a number of actions alleging violations of the disclosure provisions of the federal securities laws. In addition, Tyco, certain of its current and former employees, some members of the Company's former senior corporate management are named as defendants in several Employee Retirement Income Security Act ("ERISA") class actions. The Company is generally obligated to indemnify its directors and officers who are named as defendants in some or all of these matters to the extent required by Bermuda law.

The Company has settled a number of legacy securities lawsuits in 2008 and 2007. During the third quarter of 2008, the Company signed a definitive agreement with the plaintiff to settle the lawsuit entitled *New Jersey v. Tyco International Ltd., et al.* In connection with the settlement, the Company made a payment of $73.25 million to the plaintiffs on June 2, 2008. Pursuant to the Separation and Distribution Agreement, the Company's share of the settlement amount was approximately $20 million, with Covidien and Tyco Electronics responsible for approximately $30 million and $23 million, respectively. The Company recorded the settlement and related receivables from each of Covidien and Tyco Electronics for their respective shares of the settlement amount in the second quarter of 2008 resulting in a net charge to selling, general and administrative expenses for its share of the settlement of approximately $20 million.

Also in the third quarter of 2008, the Company settled the lawsuit entitled *Ballard v. Tyco International Ltd*. Pursuant to the settlement, the Company made a payment of $36 million to the plaintiffs, which was subject to the sharing formula contained in the Separation and Distribution Agreement and resulted in the Company recording a net charge to selling, general and administrative expense of approximately $10 million and recording receivables from Tyco Electronics and Covidien of approximately $11 million and $15 million, respectively, in the third quarter.

In 2007, the Company settled 32 purported securities class action lawsuits arising from actions alleged to have been taken by prior management for $2.975 billion. Of this amount, the Company contributed $803 million, representing its share under the Separation and Distribution Agreement, to a $2.975 billion escrow account established in connection with the settlement. All legal contingencies that could have affected the final order approving the settlement expired on February 21, 2008, and the claims administrator for the settlement class is currently processing claims. The settlement did not purport to resolve all securities cases, and several of such cases remain outstanding. In addition, the settlement did not release claims arising under ERISA and the lawsuits arising thereunder. As of the opt-out deadline, Tyco had received opt-out notices from individuals and entities totaling approximately 4% of the shares owned by class members. A number of these individuals and entities have filed claims separately against Tyco. Any judgments resulting from such claims or from claims that are filed in the future would not reduce the settlement amount. Generally, the claims asserted by these plaintiffs include claims similar to those asserted by the settling defendants; namely, violations of the disclosure provisions of federal securities laws. Tyco intends to vigorously defend any litigation resulting from opt-out claims. It is not possible to predict the final outcome or to estimate the amount of loss or range of possible loss, if any, that might result from an adverse resolution of the asserted or unasserted

16. Commitments and Contingencies (Continued)

claims from individuals that have opted-out or from any other legacy securities litigation. Should any of these cases result in an adverse judgment or be settled for a significant amount, they could have a material adverse effect on our financial position, results of operations or cash flows.

Under the terms of the Separation and Distribution Agreement, each of Tyco, Covidien and Tyco Electronics is jointly and severally liable for the full amount of any legacy securities action settlement (including ERISA claims) and any judgments resulting from opt-out claims. Additionally, under the Separation and Distribution Agreement, the companies shared in the liability and escrow accounts related to the class action settlement, with Tyco assuming 27%, Covidien 42% and Tyco Electronics 31% of the settlement amount.

As a result, Tyco incurred a charge to expense, for which no tax benefit is available, and a current liability of $2.975 billion in the third quarter of 2007. Tyco borrowed under its unsecured bridge and credit facilities to fund the liability and placed the proceeds in escrow for the benefit of the class. In connection with the Separation, Covidien and Tyco Electronics assumed their portion of the related borrowing. The Company has also recovered certain of these costs from insurers. As a result, the Company recorded $113 million of recoveries in connection with the class action settlement in its Consolidated Statements of Operations for 2007. Based on the Separation and Distribution Agreement, the Company recorded payables to Covidien and Tyco Electronics for their portion of the 2007 recoveries with an offset to shareholders' equity. The Company recovered an additional $38 million of costs from insurers during 2008. The Company recorded payables to Covidien and Tyco Electronics for their respective shares of the 2008 recoveries resulting in a net $10 million credit recorded to class action settlement, net in the Consolidated Statement of Operations.

Since all legal contingencies that could have affected the settlement were exhausted on February 21, 2008, the administration and distribution of the settlement funds in escrow has been managed by the counsel of the certified class and Tyco is not subject to any further liability related to the class action settlement. As a result, Tyco has extinguished the class action liability and no longer has claim to the escrow account. The escrow accounts earned interest that was payable to the class. As a result, interest was also accrued on the class action settlement liability. On February 21, 2008, the class action liability and escrow account balances including interest were each $3.02 billion.

Based on the Separation and Distribution Agreement, Tyco had a receivable from Covidien and Tyco Electronics for their portion of the liability of $1,257 million and $927 million, respectively at September 28, 2007 and corresponding payables to Covidien and Tyco Electronics for their interest in the escrow accounts. Receivables and payables that pertain to the class action settlement and related escrow accounts with the same counterparty were presented net in the Consolidated Balance Sheet. Tyco's portion of the liability was $808 million at September 28, 2007. These amounts were extinguished during the second quarter of 2008.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

16. Commitments and Contingencies (Continued)

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent court appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $6.6 million of which have been paid to date. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Investigations

The Company and others have received various subpoenas and requests from the Securities and Exchange Commission ("SEC's") Division of Enforcement, the United States Department of Labor, state departments of labor, the General Service Administration and others seeking the production of voluminous documents in connection with various investigations into the Company's governance, management, operations, accounting and related controls. The Company cannot predict when these investigations will be completed, nor can the Company predict what the results of these investigations may be. It is possible that the Company will be required to pay material fines, consent to injunctions on future conduct, lose the ability to conduct business with government entities or instrumentalities (which in turn could negatively impact the Company's business with non-governmental customers) or suffer other penalties or adverse impacts, each of which could have a material adverse effect on the Company's business. It is not possible to estimate the amount of loss, or range of possible loss, if any, that might result from an adverse resolution of these matters.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 26, 2008, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $37 million to $76 million. As of September 26, 2008, Tyco concluded that the best estimate within this range is approximately $43 million, of which $10 million is included in accrued and other current liabilities and $33 million is included in other liabilities on Tyco's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Tyco has recorded asset retirement obligations ("AROs") according to the provisions of SFAS No. 143, "*Accounting for Asset Retirement Obligations*," and FIN No. 47 for the estimated future costs associated with legal obligations to retire certain assets. As of September 26, 2008 and September 28, 2007, the Company's AROs were $13 million and $12 million, respectively. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows. See further discussions on the implementation of FIN No. 47 in Note 7.

16. Commitments and Contingencies (Continued)

Asbestos Matters

Tyco and some of its subsidiaries are named as defendants in personal injury lawsuits based on alleged exposure to asbestos-containing materials. Consistent with the national trend of increased asbestos-related litigation, the Company has observed an increase in the number of these lawsuits in the past several years. A limited number of the cases allege premises liability, based on claims that individuals were exposed to asbestos while on a subsidiary's property. A majority of the cases involve product liability claims, based principally on allegations of past distribution of heat-resistant industrial products incorporating asbestos or the past distribution of industrial valves that incorporated asbestos-containing gaskets or packing. Each case typically names between dozens to hundreds of corporate defendants.

Tyco's involvement in asbestos cases has been limited because its subsidiaries did not mine or produce asbestos. Furthermore, in the Company's experience, a large percentage of these claims were never substantiated and, as a result, have been dismissed by the courts. The Company will continue to vigorously defend the lawsuits that have been filed against it and its subsidiaries, but cannot predict whether it will be successful in those cases that proceed to trial. When appropriate, the Company settles claims. Although in the past the total amount paid in any year to settle and defend all asbestos claims has been immaterial, Tyco has recently experienced an increase in the number of lawsuits that have proceeded to trial. Of the lawsuits that have proceeded to trial in 2008, Tyco has won or settled all but one case, with that one case returning an adverse jury verdict for approximately $7.7 million, which included both compensatory and punitive damages. Tyco has filed post-trial motions seeking to overturn the verdict or order a new trial; and believes that the verdict will ultimately be overturned. As of September 26, 2008, there were approximately 4,600 asbestos liability cases pending against the Company and its subsidiaries.

The Company estimates its pending asbestos claims and claims that were incurred but not reported, as well as related insurance and indemnification recoveries for certain of these claims. The Company's estimate of the liability for pending and future claims is based on claim experience over the past five years and covers claims expected to be filed over the next seven years. The Company believes that it has adequate amounts recorded related to these matters. While it is not possible at this time to determine with certainty the ultimate outcome of these asbestos-related proceedings, the Company believes that the final outcome of all known and anticipated future claims, after taking into account its substantial indemnification rights and insurance coverage, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Compliance Matters

As previously reported in our periodic filings, we have received and responded to various allegations and other information that certain improper payments were made by our subsidiaries in recent years. As previously reported, we have been informed that two subsidiaries in our Flow Control business in Italy have been named in a request for criminal charges filed by the Milan public prosecutor's office. We have reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that we have taken in response to the allegations. We also informed the DOJ and the SEC that we retained outside counsel to perform a company-wide baseline review of our policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), that we would continue to make periodic progress reports to these agencies, and that we would present our factual findings upon conclusion of the baseline review. We have and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and

16. Commitments and Contingencies (Continued)

follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper payments identified by us in the course of our ongoing compliance activities. Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its response to these allegations. To date, the baseline review has revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, we cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that we may be required to pay material fines, consent to injunctions on future conduct, or suffer other penalties or adverse impacts, each of which could have a material adverse effect on our financial position, results of operations or cash flows.

Any judgment required to be paid or settlement or other cost incurred by Tyco in connection with the FCPA investigations matters would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of Tyco to Covidien or Tyco Electronics, respectively, and provides that Tyco will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among Tyco, Covidien and Tyco Electronics.

The German Federal Cartel Office ("FCO") charged in early 2007 that certain German subsidiaries in Tyco's Flow Control business have engaged in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. Tyco investigated this matter and determined that the conduct may have violated German anti-trust-law. Tyco is cooperating with the FCO in its investigation of this violation. Tyco cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

Other Matters

Fitzpatrick Contractors Limited v. Tyco Fire and Integrated Solutions (UK) Ltd. On July 18, 2007, Fitzpatrick Contractors Limited ("FCL") commenced an action against Tyco Fire and Integrated Solutions (UK) Ltd. in the High Court of Justice, Queen Bench Division, Technology and Construction Court, United Kingdom, alleging that Tyco entered into a binding contract in 2002 for the design, manufacture and installation of mechanical and electrical works for the refurbishment of a portion of London Transport's Blackwell Tunnel. FCL seeks damages for breach of contract in the amount of approximately $38 million and we have reserved our best estimate of probable loss related to this matter. Tyco intends to defend this action vigorously. While it is not possible at this time to predict the final outcome of this dispute, Tyco does not believe this action will have a material adverse effect on its financial position, results of operations or cash flows beyond what has been accrued for. Trial is expected to begin in April 2009.

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

17. Retirement Plans

In September 2006, the FASB issued SFAS No. 158 which requires the recognition of the funded status of defined benefit pension and other postretirement benefit plans on the Company's Consolidated Balance Sheets. SFAS No. 158 requires recognition of the actuarial gains or losses and prior service costs that have not yet been included in net periodic benefit cost as a component of accumulated other comprehensive income, net of tax. The Company adopted the recognition and disclosure provisions of SFAS No. 158 on September 28, 2007. The Company uses a measurement date of August 31st.

Defined Benefit Pension Plans The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

In connection with the Separation, the Company legally separated certain pension plans that included participants of Tyco Healthcare, Tyco Electronics and other subsidiaries. As a result, the Company remeasured the assets and projected benefit obligation of the separated pension plans. The impact of the remeasurement on continuing operations was immaterial. Also, during 2007, the Company completed the merger of certain pension plans in the United Kingdom, which resulted in an increase to the minimum pension liability with a corresponding decrease to accumulated other comprehensive income of $10 million, net of income taxes.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans for 2008, 2007 and 2006 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2008	2007	2006	2008	2007	2006
Service cost	$ 9	$ 9	$ 11	$ 46	$ 48	$ 39
Interest cost	48	47	43	83	74	61
Expected return on plan assets	(59)	(56)	(55)	(82)	(74)	(61)
Amortization of initial net asset	—	—	—	(1)	(1)	(1)
Amortization of prior service cost (credit)	1	1	1	(3)	(3)	(2)
Amortization of net actuarial loss	5	12	18	19	30	25
Plan settlements, curtailments and special termination benefits	—	—	—	—	2	1
Net periodic benefit cost	$ 4	$ 13	$ 18	$ 62	$ 76	$ 62
Weighted-average assumptions used to determine net pension cost during the period:						
Discount rate	6.3%	6.0%	5.3%	5.6%	4.9%	4.8%
Expected return on plan assets	8.0%	8.0%	8.0%	7.1%	7.0%	7.1%
Rate of compensation increase	4.0%	4.0%	4.0%	4.4%	4.1%	3.9%

The estimated net loss and prior service cost for U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are expected to be $10 million and $1 million, respectively.

17. Retirement Plans (Continued)

The estimated net gain and prior service cost for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are expected to be $24 million and $3 million, respectively.

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans at September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2008	2007	2008	2007
Change in benefit obligations:				
Benefit obligations at beginning of year	$783	$803	$1,525	$1,484
Service cost	9	9	46	48
Interest cost	48	47	83	74
Employee contributions	—	—	6	6
Plan amendments	—	2	—	(8)
Actuarial (gain)	(69)	(42)	(37)	(115)
Acquisitions/divestitures	—	7	2	—
Benefits and administrative expenses paid	(46)	(43)	(68)	(58)
Plan settlements, curtailments and special termination benefits	—	—	(10)	(8)
Currency translation	—	—	(107)	102
Benefit obligations at end of period	$725	$783	$1,440	$1,525
Change in plan assets:				
Fair value of plan assets at beginning of year	$765	$720	$1,186	$ 986
Actual return on plan assets	(51)	76	(6)	80
Employer contributions	5	5	71	110
Employee contributions	—	—	6	6
Acquisitions/divestitures	—	7	3	—
Plan settlements, curtailments and special termination benefits	—	—	(9)	(8)
Benefits and administrative expenses paid	(46)	(43)	(68)	(58)
Currency translation	—	—	(92)	70
Fair value of plan assets at end of period	$673	$765	$1,091	$1,186
Funded status	$(52)	$(18)	$ (349)	$ (339)
Contributions after the measurement date	3	—	2	5
Net amount recognized	$(49)	$(18)	$ (347)	$ (334)

17. Retirement Plans (Continued)

	U.S. Plans		Non-U.S. Plans	
	2008	2007	2008	2007
Amounts recognized in the statement of financial position consist of:				
Non-current assets	$ 6	$ 26	$ 4	$ 2
Current liabilities	(4)	(4)	(13)	(13)
Non-current liabilities	(51)	(40)	(338)	(323)
Net amount recognized	$ (49)	$ (18)	$(347)	$(334)
Amounts recognized in accumulated other comprehensive income (loss) (before taxes) consist of:				
Transition asset (obligation)	$ —	$ —	$ 5	$ 6
Prior service (cost) credit	(8)	(9)	32	38
Net actuarial loss	(180)	(143)	(379)	(379)
Total (loss) recognized	$(188)	$(152)	$(342)	$(335)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	7.0%	6.3%	5.9%	5.6%
Rate of compensation increase	4.0%	4.0%	4.7%	4.4%

The accumulated benefit obligation for all U.S. plans as of September 26, 2008 and September 28, 2007 was $723 million and $776 million, respectively. The accumulated benefit obligation for all non-U.S. plans as of September 26, 2008 and September 28, 2007 was $1,379 million and $1,458 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $473 million and $417 million, respectively, at September 26, 2008 and $111 million and $67 million, respectively, at September 28, 2007.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,350 million and $1,055 million, respectively, at September 26, 2008 and $1,268 million and $981 million, respectively, at September 28, 2007.

The aggregate benefit obligation and fair value of plan assets for U.S. pension plans with benefit obligations in excess of plan assets were $475 million and $417 million, respectively, at September 26, 2008, and $111 million and $67 million, respectively, at September 28, 2007.

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $1,419 million and $1,066 million, respectively, at September 26, 2008, and $1,508 million and $1,167 million, respectively, at September 28, 2007.

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by its external advisors.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to achieve a superior return on assets, subject to a prudent level of

17. Retirement Plans (Continued)

portfolio risk, for the purpose of enhancing the security of benefits for participants. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 52% to equity securities, 43% to debt securities and 5% to other asset classes, including real estate and cash equivalents.

Pension plans have the following weighted-average asset allocations:

	U.S. Plans		Non-U.S. Plans	
	2008	2007	2008	2007
Asset Category:				
Equity securities	57%	60%	48%	50%
Debt securities	42%	40%	46%	44%
Real estate	—	—	3%	3%
Cash and cash equivalents	1%	—	3%	3%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own stock as a direct investment for its pension funds, due to external investment management of the funds, the plans may indirectly hold Tyco stock. The aggregate amount of the shares would not be considered material relative to the total fund assets.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2009 of $5 million for the U.S. plans and $58 million for non-U.S. plans.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2009	$ 43	$ 49
2010	44	50
2011	46	56
2012	48	63
2013	50	69
2014–2018	272	419

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was $1 million, $3 million and $3 million in 2008, 2007 and 2006, respectively.

Executive Retirement Arrangements Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 26, 2008 were $76 million and $39 million, respectively. The Company's accrued benefit

17. Retirement Plans (Continued)

obligations for Messrs. Kozlowski and Swartz as of September 28, 2007 were $71 million and $36 million, respectively. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Messrs. Kozlowski and Swartz under the ERA are in dispute by the Company.

Defined Contribution Retirement Plans The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $84 million, $78 million and $73 million for 2008, 2007 and 2006, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. Gain related to the SERP was $1 million in 2008, while an expense of $3 million in 2007 and $2 million in 2006 was incurred.

Deferred Compensation Plans The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation gain was $1 million, and an expense of $13 million and $6 million in 2008, 2007 and 2006, respectively. Total deferred compensation liabilities were $91 million and $100 million at September 26, 2008 and September 28, 2007, respectively.

Rabbi Trusts During fiscal year 2007, the Company, as permitted under the trust agreement, sold substantially all of the assets from one of the trusts and received $271 million of proceeds. Trust assets were primarily composed of corporate-owned life insurance policies. The remaining trust assets totaled $2 million at September 26, 2008 and September 28, 2007. The trust assets, which are consolidated, are subject to the claims of the Company's creditors in the event of the Company's insolvency. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide ongoing eligibility for such benefits.

Net periodic postretirement benefit cost for 2008, 2007 and 2006 is as follows ($ in millions):

	2008	2007	2006
Service cost	$ 1	$ 1	$ 1
Interest cost	4	4	3
Amortization of prior service (credit)	—	(1)	—
Amortization of net actuarial (gain)	(1)	(2)	(3)
Net periodic postretirement benefit cost	$ 4	$ 2	$ 1
Weighted-average assumptions used to determine net postretirement benefit cost during the period:			
Discount rate	6.1%	5.7%	4.8%

17. Retirement Plans (Continued)

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded at September 26, 2008 and September 28, 2007, are as follows ($ in millions):

	2008	2007
Change in benefit obligations:		
Benefit obligations at beginning of year	$ 71	$ 67
Service cost	1	1
Interest cost	4	4
Actuarial (gain) loss	(3)	6
Benefits paid	(7)	(7)
Benefit obligations at end of year	$ 66	$ 71
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	7	7
Benefits paid	(7)	(7)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$ (66)	$ (71)
Contributions after the measurement date	1	—
Net amount recognized	$ (65)	$ (71)

	2008	2007
Amounts recognized in the Statement of Financial Position consist of:		
Current liabilities	$ (7)	$ (7)
Non-current liabilities	(58)	(64)
Net amount recognized	$ (65)	$ (71)
Amounts recognized in accumulated other comprehensive income (before taxes) consist of:		
Prior service credit	$ 3	$ 3
Net actuarial gain	10	8
Total income recognized	$ 13	$ 11
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	6.6%	6.1%

The Company expects to make contributions to its postretirement benefit plans of $7 million in 2009.

17. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2009	$ 7
2010	7
2011	7
2012	6
2013	6
2014–2018	29

For measurement purposes, a 9.4% and 9.6% composite annual rate of increase in the per capita cost of covered health care benefits was assumed at September 26, 2008 and September 28, 2007, respectively. At September 26, 2008 and September 28, 2007, the composite annual rate of increase in health care benefit costs was assumed to decrease gradually to 5.0% by the year 2015 and 2014, respectively, and remain at that level thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects ($ in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ —	$ —
Effect on postretirement benefit obligation	3	(3)

18. Shareholders' Equity

Preference Shares—Tyco has authorized 31,250,000 preference shares, par value of $4 per share, none of which were issued and outstanding at September 26, 2008 and September 28, 2007. Rights as to dividends, return of capital, redemption, conversion, voting and otherwise with respect to the preference shares may be determined by Tyco's Board of Directors on or before the time of issuance. In the event of the liquidation of the Company, the holders of any preference shares then outstanding would be entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends prior to any payment to the common shareholders.

Dividends—On September 9, 2008 Tyco's Board of Directors approved a quarterly dividend on the Company's common shares of $0.20 per share, which was paid on November 3, 2008 to shareholders of record on October 1, 2008. Tyco paid a quarterly cash dividend of $0.15 per common share during fiscal year 2008 and $0.40 per common share during fiscal 2007 and fiscal 2006.

Shares Owned by Subsidiaries and Common Shares Held in Treasury—Shares owned by subsidiaries are treated as treasury shares and are recorded at cost. In connection with the Separation, all such shares were effectively retired during the third quarter of 2007 and repurchases commenced in the fourth quarter of 2007. In 2008, the Company amended its bylaws to allow the Company's Board of Directors to authorize the Company to purchase and hold its shares in Treasury. As a result, shares repurchased prior to July 7, 2008 are classified as Shares Owned by Subsidiaries. Shares repurchased after this date are classified as common shares held in treasury on the Consolidated Balance Sheet as of September 26, 2008. The Board of Directors may authorize the purchase of the Company's common shares, which may be held, canceled, disposed of or transferred for cash or other consideration.

18. Shareholders' Equity (Continued)

Share Repurchase Program—On July 10, 2008, Tyco's Board of Directors approved a $1.0 billion share repurchase program. In September 2007 and May 2006, Tyco's Board of Directors approved share repurchase programs of $1.0 billion and $2.0 billion, respectively. During the fourth quarter of 2008, the Company repurchased 7.3 million shares for $290 million, of which 2.5 million common shares was repurchased for $100 million under the 2008 share repurchase program and 4.8 million shares was repurchased for $190 million under the 2007 share repurchase program. During fiscal 2008, the Company repurchased 23.1 million common shares for $944 million completing the 2007 $1.0 billion share repurchase program. During 2007, the Company repurchased 1.3 million common shares for $56 million under the 2007 $1.0 billion share repurchase program and 5 million common shares for $659 million completing the 2006 $2.0 billion share repurchase program. During 2006, the Company repurchased 11 million common shares for $1.2 billion completing the 2005 $1.5 billion share repurchase program and 13 million common shares for $1.3 billion under the 2006 $2.0 billion share repurchase program.

19. Share Plans

In connection with the Separation in 2007, share options were modified through the issuance of Covidien and Tyco Electronics share options. As a result of the one for four share split, share option exercise prices for the Tyco awards were adjusted. Generally, employee share options converted into share options of the employer with the exception of corporate employees whose awards converted into share options of all three companies. The revisions made to the share options as a result of the Separation constituted a modification under the provisions of SFAS No. 123R, "*Share-based Payment*," which requires a comparison of fair values of the share options immediately before the Separation and the fair values immediately after the Separation. In certain instances, the fair value immediately after the Separation was higher. As a result, the modification resulted in incremental compensation cost of $15 million. Of this amount, $1 million and $13 million ($11 million in discontinued operations) were recorded in 2008 and 2007, respectively. The 2008 amount is included in selling, general and administrative expenses while the 2007 amount is included in separation costs on the Company's Consolidated Statements of Operations. The remaining balance will be recorded in continuing operations over the remaining vesting period of the share options. Except for the changes described, the principal terms of the share options remain unchanged from the original grant.

Also in connection with the Separation, Tyco employee restricted share awards and restricted stock units (collectively, "restricted share awards") were modified through the issuance of Covidien and Tyco Electronics restricted shares or the conversion to shares of the employer. Restricted shares and restricted share units held by employees in the company in which they were not employed were subject to accelerated vesting provisions and vested 50% on the first day of trading after the Separation and 50% six months thereafter. This accelerated vesting resulted in $14 million of accelerated compensation expense for Tyco's continuing operations. Tyco recorded $12 million as selling, general and administrative expenses in the fourth quarter of 2007 and recorded the remaining expense in the first quarter of 2008. Equity awards under the Save-As-You-Earn Plan (the "SAYE Plan") were not modified in connection with the Separation thereby resulting in additional compensation expense of $14 million. Of this amount, $7 million ($1 million in discontinued operations) and $5 million ($2 million in discontinued operations) were recorded in 2008 and 2007, respectively. The balance of $2 million will be recorded over the remaining vesting period through the second quarter of 2009.

19. Share Plans (Continued)

Except for the changes described, the principal terms and conditions of restricted shares, restricted units and deferred stock units of the employees remain unchanged from the original grant.

The Company amended the terms of performance based awards granted on November 22, 2005 to provide for vesting of the remaining awards without regard to the original performance measures. The original performance awards, which were previously adjusted to reflect the attainment of performance metrics through fiscal year 2006, were converted to time based restricted stock units of the employer, with the exception of corporate employees whose outstanding awards were converted to time based restricted stock units of the three separate companies.

Effective October 1, 2005, the Company adopted the provisions of SFAS No. 123R using the modified prospective transition method. Under this transition method, the compensation cost recognized beginning October 1, 2005 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation*," and (ii) all share-based payments granted subsequent to September 30, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation cost is generally recognized ratably over the requisite service period or period to retirement eligibility, if shorter.

Total share-based compensation cost recognized during 2008 was $104 million, which includes $97 million in selling, general and administrative expenses, $3 million in separation costs and $4 million in discontinued operations. Total share-based compensation cost recognized during 2007 was $297 million, which includes $155 million in selling, general and administrative expenses, $13 million in restructuring and asset impairment charges, net, $6 million in separation costs and $123 million in discontinued operations. Total share-based compensation cost recognized during 2006 was $288 million, which includes $155 million in selling, general and administrative expenses and $133 million in discontinued operations. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2008, 2007 and 2006 of $28 million, $78 million and $85 million, respectively, of which $1 million, $31 million and $41 million is included in discontinued operations, respectively.

During 2004, the Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan"), the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan"), as well as the Tyco International Ltd. 1994 Restricted Stock Ownership Plan for Key Employees (the "1994 Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted stock, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

The 2004 Plan provides for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded thereunder as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of

19. Share Plans (Continued)

common shares on or after January 1, 2004) and which are no longer available for any reason (including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan. When common shares are issued pursuant to a grant of Awards, the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. At September 26, 2008, there were approximately 34 million shares available for future grant under the 2004 Plan (including shares available under both the LTIP I and LTIP II Plans that are now assumable under the 2004 Plan).

The 1994 Plan provided for the issuance of restricted stock grants to officers and non-officer employees. The 1994 Plan expired in November 2004; thus no additional grants of restricted stock have been made under this plan since November 2004 and no shares are available for future grant. At September 26, 2008, 14 million shares had been granted, of which 10 million were granted under the 2004 Plan and 4 million were granted under the 1994 Plan.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. This plan was administered by the Compensation and Human Resources Committee of the Board of Directors of the Company, which consisted exclusively of independent directors of the Company. During 2008, there were approximately 0.5 million shares originally reserved for issuance under this plan, which became available for future grant under the 2004 Plan.

The LTIP II Plan was a broad-based option plan for non-officer employees. The terms and conditions of this plan were similar to the LTIP I Plan. During 2008, there were approximately 1.1 million shares originally reserved for issuance under this plan, which became available for future grant under the 2004 Plan.

Share Options—Options are granted to purchase common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of three or four years and will generally expire 10 years after the date of grant. Historically, the Company's practice has been to settle stock option exercises through either newly issued shares or from shares held in treasury, which were repurchased by the Company.

At September 26, 2008, approximately 251 million share options had been granted, of which 138 million, 76 million and 37 million were granted under the LTIP I, LTIP II and 2004 Plans, respectively.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the Company's stock and implied volatility derived from exchange traded options. Post-Separation, expected volatility was calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an

19. Share Plans (Continued)

analysis of actual share option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Expected stock price volatility	27%	30%	34%
Risk free interest rate	2.93%	4.52%	4.28%
Expected annual dividend per share	$0.62	$0.58	$0.64
Expected life of options (years)	4.5	4.7	4.2

The weighted-average grant-date fair values of options granted during 2008, 2007 and 2006 was $11.06, $15.35 and $14.33, respectively. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $16 million, $163 million and $108 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2008, 2007 and 2006 was not significant.

A summary of option activity as of September 26, 2008 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 28, 2007	27,844,332	$50.21		
Granted	280,670	41.76		
Exercised	(1,385,460)	30.96		
Expired	(2,475,272)	64.13		
Forfeited	(959,816)	51.38		
Outstanding at September 26, 2008	23,304,454	49.77	5.4	$ 59
Vested and unvested expected to vest at September 26, 2008	22,840,383	49.77	5.4	59
Exercisable at September 26, 2008	18,325,574	49.79	4.6	59

As of September 26, 2008, there was $48 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.4 fiscal years.

Employee Stock Purchase Plans Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries are eligible to participate in an employee share purchase plan. Eligible employees authorize payroll deductions to be made for the purchase of shares. The Company matches a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan are purchased on the open market by a designated broker.

Under the SAYE Plan, eligible employees in the United Kingdom are granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provides for a maximum of 10 million common shares to be issued; as of September 26, 2008, there were 7 million shares available for future issuance. All of the shares purchased under the SAYE Plan are purchased on the open market.

19. Share Plans (Continued)

A summary of option activity under the SAYE Plan as of September 26, 2008 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at September 28, 2007	734,860	$23.30		
Granted	254,467	37.23		
Exercised	(194,726)	26.31		
Expired	(56,719)	27.45		
Forfeited	(125,563)	23.77		
Outstanding at September 26, 2008	612,319	27.65	1.5	$ 6
Vested and unvested expected to vest at September 26, 2008	577,493	27.35	1.5	5
Exercisable at September 26, 2008	22,397	28.98	—	—

The grant-date-fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under *Share Options*.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2008 and 2006 was $14.18, and $8.80, respectively. There were no options granted under the SAYE Plan during 2007. The total intrinsic value of options exercised during 2008, 2007 and 2006 was $3 million, $5 million and $24 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2008, 2007 and 2006 was not significant.

As of September 26, 2008, there was $4 million in total unrecognized compensation cost related to non-vested options granted under the SAYE Plan. The cost is expected to be recognized over a period of 1.2 fiscal years.

Restricted Share Awards Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. All restrictions on the award will lapse upon normal retirement, death or disability of the employee.

For grants which vest based on certain specified performance criteria, the fair market value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the market value of the Company's shares on the grant date. Restricted share awards generally vest after a period of three or four years, as determined by the Compensation Committee, upon attainment of various levels of performance that equal or exceed targeted levels, if applicable. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents.

19. Share Plans (Continued)

A summary of the status of the Company's restricted share awards including performance shares as of September 26, 2008 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 28, 2007	4,515,154	$49.83
Granted	320,488	40.27
Vested	(830,795)	49.84
Forfeited	(502,601)	49.83
Non-vested at September 26, 2008	3,502,246	49.06

The weighted-average grant-date fair value of restricted share awards granted during 2008, 2007 and 2006 was $40.27, $49.49 and $45.37, respectively. The total fair value of restricted share awards vested during 2008, 2007 and 2006 was $41 million, $58 million and $26 million, respectively.

Non-vested Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 28, 2007	531,310	$61.90
Granted	3,730	46.11
Forfeited	(51,990)	61.90
Non-vested at September 26, 2008	483,050	61.78

The weighted-average grant-date fair value of performance share awards granted during 2008, 2007 and 2006 was $46.11, $59.49 and $44.37, respectively. The total fair value of performance shares vested during 2007 was $1 million, while 2006 was insignificant. There were no performance shares which vested during 2008.

As of September 26, 2008, there was $86 million of total unrecognized compensation cost related to both non-vested restricted share awards and performance shares. That cost is expected to be recognized over a weighted-average period of 2.4 fiscal years.

Deferred Stock Units Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the market value of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote such shares and do not have the right to receive cash dividends. However, they have the right to receive dividend equivalents. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, the majority of Tyco's DSU grants vest in equal annual installments over three years. The Company has granted 1 million DSUs, the majority of which were outstanding at September 26, 2008.

19. Share Plans (Continued)

A summary of the status of the Company's DSUs as of September 26, 2008 and changes during the year then ended is presented in the table below:

Non-vested Deferred Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 28, 2007	—	—
Granted	28,171	44.96
Dividend reinvestment	14,562	42.29
Vested	(42,733)	44.05
Non-vested at September 26, 2008	—	—

The weighted-average grant-date fair value of DSUs granted during 2008, 2007 and 2006 was $44.96, $42.29 and $44.95, respectively. The total fair value of DSUs vested during 2008, 2007 and 2006 was $2 million, $8 million and $4 million, respectively. As of September 26, 2008, all DSUs are vested.

20. Comprehensive Income

The components of accumulated other comprehensive income are as follows ($ in millions):

	Currency Translation[1]	Unrealized (Loss) Gain on Securities[2]	Unrealized (Loss) Gain on Derivative Instruments	Minimum Pension Liability	Retirement Plans	Accumulated Other Comprehensive Income
Balance at September 30, 2005	$ 1,199	$(3)	$(2)	$(934)	$ —	$ 260
Pretax current period change	606	1	1	211	—	819
Income tax expense	—	—	—	(62)	—	(62)
Balance at September 29, 2006	1,805	(2)	(1)	(785)	—	1,017
Initial adoption of SFAS 158, pretax	—	—	—	215	(396)	(181)
Pretax current period change	883	3	1	368	—	1,255
Income tax expense	—	(1)	—	(119)	70	(50)
Distribution of Covidien and Tyco Electronics	(1,797)	—	—	321	—	(1,476)
Balance at September 28, 2007	891	—	—	—	(326)	565
Pretax current period change	(307)	(9)	—	—	(32)	(348)
Income tax expense	—	4	—	—	11	15
Balance at September 26, 2008	$ 584	$(5)	$—	$ —	$(347)	$ 232

(1) During the years ended September 26, 2008, September 28, 2007 and September 29, 2006, $58 million, $6 million and $34 million, respectively, were transferred from currency translation adjustments as a result of the sale of foreign entities. These amounts are included in income from discontinued operations.

(2) The year ended September 29, 2006 includes a reclassification of unrealized gains of $1 million related to the sale of certain investments which is included in income from discontinued operations. The reclassification of unrealized gains in 2008 and 2007 was not material.

21. Consolidated Segment and Geographic Data

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. In connection with the Separation, the Company realigned its management and segment reporting structure effective March 31, 2007. The segment data presented reflects this new segment structure. The Company reports financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the water and wastewater markets, the oil, gas and other energy markets along with general process industries.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire protection, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

Tyco also provides general corporate services to its segments and these costs are reported as Corporate and Other.

Selected information in the new segment structure is presented in the following tables for 2008, 2007 and 2006 ($ in millions):

	2008	2007	2006
Net revenue[1]:			
ADT Worldwide	$ 8,017	$ 7,648	$ 7,205
Flow Control	4,418	3,766	3,135
Fire Protection Services	3,553	3,366	3,150
Electrical and Metal Products	2,272	1,974	1,949
Safety Products	1,934	1,719	1,624
Corporate and Other	5	4	3
	$20,199	$18,477	$17,066

(1) Revenue by operating segment excludes intercompany transactions.

21. Consolidated Segment and Geographic Data (Continued)

	2008	2007	2006
Operating income (loss):			
ADT Worldwide	$ 910	$ 842	$ 907
Flow Control	618	457	356
Fire Protection Services	321	258	241
Electrical and Metal Products	342	159	319
Safety Products	284	274	196
Corporate and Other[1]	(534)	(3,722)	(664)
	$1,941	$(1,732)	$1,355

(1) Corporate and Other in 2007 includes a net charge of $2.862 billion related to the class action settlement.

Total assets by segment at September 26, 2008, September 28, 2007 and September 29, 2006 are as follows ($ in millions):

	2008	2007	2006
Total assets:			
ADT Worldwide	$12,416	$12,287	$11,297
Flow Control	4,669	4,422	3,818
Fire Protection Services	2,746	2,741	3,156
Electrical and Metal Products	1,952	1,979	1,959
Safety Products	3,173	3,210	3,379
Corporate and Other	3,464	6,791	4,861
Assets of discontinued operations	384	1,385	34,541
	$28,804	$32,815	$63,011

Depreciation and amortization and capital expenditures, net by segment for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 are as follows ($ in millions):

	2008	2007	2006
Depreciation and amortization:			
ADT Worldwide	$ 909	$ 925	$ 964
Flow Control	65	62	55
Fire Protection Services	31	30	27
Electrical and Metal Products	37	27	25
Safety Products	102	94	93
Corporate and Other	10	10	16
	$1,154	$1,148	$1,180

21. Consolidated Segment and Geographic Data (Continued)

	2008	2007	2006
Capital expenditures:			
ADT Worldwide	$495	$459	$393
Flow Control	130	90	52
Fire Protection Services	27	26	21
Electrical and Metal Products	35	29	37
Safety Products	41	51	44
Corporate and Other	6	11	9
	$734	$666	$556

Net revenue by geographic area for the years ended September 26, 2008, September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	2008	2007	2006
Net revenue[1]:			
United States	$ 9,661	$ 8,884	$ 8,617
Other Americas	1,537	1,445	1,354
Europe, Middle East and Africa	5,749	5,338	4,707
Asia—Pacific	3,252	2,810	2,388
	$20,199	$18,477	$17,066

(1) Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Long-lived assets by geographic area at September 26, 2008, September 28, 2007 and September 29, 2006 are as follows ($ in millions):

	2008	2007	2006
Long-lived assets[1]:			
United States	$2,718	$2,677	$2,605
Other Americas	352	337	408
Europe, Middle East and Africa	596	610	618
Asia—Pacific	582	526	436
Corporate and Other	14	117	352
	$4,262	$4,267	$4,419

(1) Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill, other intangible assets, deferred taxes and other shared assets.

22. Supplementary Balance Sheet and Cash Flow Information

Selected supplementary balance sheet information as of September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	2008	2007
Purchased materials and manufactured parts	$ 677	$ 610
Work in process	270	262
Finished goods	918	911
Inventories	$ 1,865	$ 1,783
Land	$ 151	$ 154
Buildings	761	712
Subscriber systems	5,235	5,061
Machinery and equipment	2,293	2,178
Property under capital leases[1]	70	52
Construction in progress	132	138
Accumulated depreciation[2]	(5,139)	(4,769)
Property, plant and equipment, net	$ 3,503	$ 3,526
Deferred tax asset—non-current	$ 1,119	$ 1,096
Other non-current assets	1,488	1,472
Other assets	$ 2,607	$ 2,568
Accrued payroll and payroll related costs	$ 633	$ 581
Deferred income tax liability—current	58	142
Income taxes payable—current	236	275
Other	1,829	1,871
Accrued and other current liabilities	$ 2,756	$ 2,869
Long-term pension and postretirement liabilities	$ 562	$ 534
Deferred income tax liability—non-current	561	540
Income taxes payable—non-current	249	161
Other	1,369	1,490
Other liabilities	$ 2,741	$ 2,725

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $23 million and $19 million at September 26, 2008 and September 28, 2007, respectively.

Supplementary non-cash financing activities as of September 26, 2008, September 28, 2007 and September 29, 2006 is as follows ($ in millions):

	2008	2007	2006
Conversion of debt to common shares	$10	$3	$1,235

23. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 26, 2008 and September 28, 2007 is as follows ($ in millions, except per share data):

	2008			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4]
Net revenue	$4,837	$4,863	$5,215	$5,284
Gross profit	1,680	1,678	1,851	1,867
Income from continuing operations	360	272	199	264
Income from discontinued operations, net of income taxes	3	8	277	170
Net income	363	280	476	434
Basic earnings per share:				
Income from continuing operations	$ 0.73	$ 0.56	$ 0.41	$ 0.56
Income from discontinued operations, net of income taxes	0.01	0.02	0.58	0.35
Net income	0.74	0.58	0.99	0.91
Diluted earnings per share:				
Income from continuing operations	0.72	0.56	0.41	0.55
Income from discontinued operations, net of income taxes	0.01	0.01	0.57	0.36
Net income	0.73	0.57	0.98	0.91

(1) Net revenue excludes $425 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $14 million, and separation costs of $9 million.

(2) Net revenue excludes $418 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $42 million, a legacy legal settlement charge of $20 million slightly offset by a $5 million credit related to separation costs.

(3) Net revenue excludes $264 million of revenue related to discontinued operations. Income from continuing operations includes restructuring and asset impairment charges, net of $53 million and a legacy legal settlement charge of $9 million, offset by a credit of $7 million for class action settlement recoveries.

(4) Net revenue excludes $114 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $139 million, goodwill impairment charges of $9 million, an environmental remediation charge of $6 million related to the closure of a facility in North America, offset by a credit of $3 million for class action settlement recoveries.

23. Summarized Quarterly Financial Data (Unaudited) (Continued)

	2007			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4]
Net revenue	$4,336	$4,487	$ 4,702	$4,952
Gross profit	1,482	1,502	1,598	1,678
Income (loss) from continuing operations	158	163	(3,054)	209
Income (loss) from discontinued operations, net of income taxes	635	672	(497)	(28)
Net income (loss)	793	835	(3,551)	181
Basic earnings per share:				
Income (loss) from continuing operations	$ 0.32	$ 0.33	$ (6.17)	$ 0.42
Income (loss) from discontinued operations, net of income taxes	1.28	1.36	(1.01)	(0.06)
Net income (loss)	1.60	1.69	(7.18)	0.36
Diluted earnings per share:				
Income (loss) from continuing operations	0.31	0.33	(6.17)	0.42
Income (loss) from discontinued operations, net of income taxes	1.26	1.33	(1.01)	(0.06)
Net income (loss)	1.57	1.66	(7.18)	0.36

(1) Net revenue excludes $6,023 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges net, of $57 million, and separation costs of $25 million.

(2) Net revenue excludes $6,351 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $46 million and separation costs of $32 million.

(3) Net revenue excludes $6,465 million of revenue related to discontinued operations. Income from continuing operations includes a class action settlement charge, net of $2.875 billion, a $259 million charge related to loss on early extinguishment of debt, a goodwill impairment charge of $46 million, restructuring, asset impairment and divestiture charges, net of $48 million and separation costs of $28 million.

(4) Net revenue excludes $432 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $60 million, separation costs of $20 million, a $13 million insurance recovery related to the class action settlement, and $10 million of charges related to a Voluntary Replacement Program. Income tax provision includes the negative impact of approximately $58 million related to changes in valuation allowances, reserve adjustments and nondeductible costs, partially offset by favorable adjustments of approximately $48 million related to prior periods.

24. Tyco International Finance S.A.

TIFSA, a wholly-owned subsidiary of the Company, has public debt securities outstanding (see Note 13) which are fully and unconditionally guaranteed by Tyco. TIFSA, which was formed in December 2006, is a holding company established in connection with the Separation as the successor company to TIGSA. During the third quarter of 2007, TIGSA's assets and liabilities were contributed to TIFSA, Covidien and Tyco Electronics. TIGSA was put into liquidation on June 1, 2007. TIFSA directly and indirectly owns substantially all of the operating subsidiaries of the Company, performs treasury operations and has assumed the indebtedness of TIGSA. The following tables present condensed consolidating financial information for Tyco, TIFSA and all other subsidiaries. Condensed financial information for Tyco and TIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

During the second quarter of 2008, the Company completed a tax-free restructuring involving the transfer of certain investments from Tyco to TIFSA. Since the transactions were entirely among wholly-owned subsidiaries of Tyco, there was no impact on the Company's consolidated financial position, results of operations or cash flows. The transactions did, however, result in an increase to TIFSA's investment in subsidiaries of $1.9 billion. Since these transactions were among entities under common control, their effects have been reflected as of the beginning of the earliest period presented.

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$20,199	$ —	$20,199
Cost of product sales	—	—	9,200	—	9,200
Cost of services	—	—	3,923	—	3,923
Selling, general and administrative expenses	58	5	4,843	—	4,906
Class action settlement, net of insurance recoveries	(10)	—	—	—	(10)
Separation costs	(19)	—	23	—	4
Goodwill impairment	—	—	9	—	9
Restructuring, asset impairment and divestiture charges, net	—	—	226	—	226
Operating (loss) income	(29)	(5)	1,975	—	1,941
Interest income	47	1	62	—	110
Interest expense	(47)	(336)	(13)	—	(396)
Other expense, net	39	(252)	(11)	—	(224)
Equity in net income of subsidiaries	2,552	1,523	—	(4,075)	—
Intercompany interest and fees	(1,467)	143	1,324	—	—
Income from continuing operations before income taxes and minority interest	1,095	1,074	3,337	(4,075)	1,431
Income taxes	—	159	(494)	—	(335)
Minority interest	—	—	(1)	—	(1)
Income from continuing operations	1,095	1,233	2,842	(4,075)	1,095
Income from discontinued operations, net of income taxes	458	465	462	(927)	458
Net income	$1,553	$1,698	$ 3,304	$(5,002)	$ 1,553

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$18,477	$ —	$18,477
Cost of product sales	—	—	8,495	—	8,495
Cost of services	—	—	3,722	—	3,722
Selling, general and administrative expenses	84	(46)	4,738	—	4,776
Class action settlement, net of insurance recoveries	2,862	—	—	—	2,862
Separation costs	99	1	5	—	105
Goodwill impairment	—	—	46	—	46
Restructuring, asset impairment and divestiture charges, net	—	—	203	—	203
Operating (loss) income	(3,045)	45	1,268	—	(1,732)
Interest income	42	9	53	—	104
Interest expense	(41)	(257)	(15)	—	(313)
Other income (expense), net	—	(253)	(2)	—	(255)
Equity in net income of subsidiaries	1,745	450	—	(2,195)	—
Intercompany interest and fees	(1,225)	414	811	—	—
(Loss) income from continuing operations before income taxes and minority interest	(2,524)	408	2,115	(2,195)	(2,196)
Income taxes	—	11	(335)	—	(324)
Minority interest	—	—	(4)	—	(4)
(Loss) income from continuing operations	(2,524)	419	1,776	(2,195)	(2,524)
Income from discontinued operations, net of income taxes	782	1,001	1,442	(2,443)	782
Net (loss) income	$(1,742)	$1,420	$ 3,218	$(4,638)	$(1,742)

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$17,066	$ —	$17,066
Cost of product sales	—	—	7,667	—	7,667
Cost of services	—	—	3,555	—	3,555
Selling, general and administrative expenses	(15)	56	4,384	—	4,425
Separation costs	17	—	32	—	49
Restructuring, asset impairment and divestiture charges, net	—	—	15	—	15
Operating (loss) income	(2)	(56)	1,413	—	1,355
Interest income	1	11	34	—	46
Interest expense	—	(254)	(25)	—	(279)
Equity in net income of subsidiaries	2,165	659	—	(2,824)	—
Intercompany interest and fees	(1,361)	572	789	—	—
Income from continuing operations before income taxes and minority interest	803	932	2,211	(2,824)	1,122
Income taxes	—	(82)	(222)	—	(304)
Minority interest	—	—	(1)	—	(1)
Income from continuing operations	803	850	1,988	(2,824)	817
Income from discontinued operations, net of income taxes	2,787	2,784	3,061	(5,845)	2,787
Income before cumulative effect of accounting change	3,590	3,634	5,049	(8,669)	3,604
Cumulative effect of accounting change, net of income taxes	—	—	(14)	—	(14)
Net income	$ 3,590	$3,634	$ 5,035	$(8,669)	$ 3,590

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING BALANCE SHEET
As of September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 1	$ 1	$ 1,517	$ —	$ 1,519
Accounts receivable, net	—	—	2,987	—	2,987
Inventories	—	—	1,865	—	1,865
Intercompany receivables	1,097	76	15,069	(16,242)	—
Prepaid expenses and other current assets	9	—	1,248	—	1,257
Deferred income taxes	—	—	529	—	529
Assets held for sale	256	213	384	(469)	384
Total current assets	1,363	290	23,599	(16,711)	8,541
Property, plant and equipment, net	—	—	3,503	—	3,503
Goodwill	—	—	11,498	—	11,498
Intangible assets, net	—	—	2,655	—	2,655
Investment in subsidiaries	45,381	21,573	—	(66,954)	—
Intercompany loans receivable	—	9,799	18,999	(28,798)	—
Other assets	114	83	2,410	—	2,607
Total Assets	$46,858	$31,745	$62,664	$(112,463)	$28,804
Liabilities and Shareholders' Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 515	$ 40	$ —	$ 555
Accounts payable	2	—	1,609	—	1,611
Accrued and other current liabilities	103	76	2,577	—	2,756
Deferred revenue	—	—	607	—	607
Intercompany payables	8,126	6,990	1,126	(16,242)	—
Liabilities held for sale	—	—	128	—	128
Total current liabilities	8,231	7,581	6,087	(16,242)	5,657
Long-term debt	—	3,605	104	—	3,709
Intercompany loans payable	22,573	384	5,841	(28,798)	—
Deferred revenue	—	—	1,189	—	1,189
Other liabilities	560	—	2,181	—	2,741
Total Liabilities	31,364	11,570	15,402	(45,040)	13,296
Minority interest	—	—	14	—	14
Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	208	—	(18)	—	190
Other shareholders' equity	15,286	20,175	44,766	(64,923)	15,304
Total Shareholders' Equity	15,494	20,175	47,248	(67,423)	15,494
Total Liabilities and Shareholders' Equity	$46,858	$31,745	$62,664	$(112,463)	$28,804

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING BALANCE SHEET
As of September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 16	$ —	$ 1,878	$ —	$ 1,894
Accounts receivable, net	—	—	2,900	—	2,900
Inventories	—	—	1,783	—	1,783
Class action settlement escrow	2,992	—	—	—	2,992
Intercompany receivables	1,445	439	16,683	(18,567)	—
Prepaid expenses and other current assets	27	—	1,130	—	1,157
Deferred income taxes	—	—	458	—	458
Assets held for sale	723	664	1,385	(1,387)	1,385
Total current assets	5,203	1,103	26,217	(19,954)	12,569
Property, plant and equipment, net	—	—	3,526	—	3,526
Goodwill	—	—	11,499	—	11,499
Intangible assets, net	—	—	2,653	—	2,653
Investment in subsidiaries	42,681	18,958	—	(61,639)	—
Intercompany loans receivable	—	11,811	18,615	(30,426)	—
Other assets	187	36	2,345	—	2,568
Total Assets	$48,071	$31,908	$64,855	$(112,019)	$32,815
Liabilities and Shareholders' Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 367	$ 13	$ —	$ 380
Accounts payable	3	—	1,634	—	1,637
Class action settlement liability	2,992	—	—	—	2,992
Accrued and other current liabilities	131	77	2,661	—	2,869
Deferred revenue	—	—	583	—	583
Intercompany payables	7,694	9,022	1,851	(18,567)	—
Liabilities held for sale	—	—	662	—	662
Total current liabilities	10,820	9,466	7,404	(18,567)	9,123
Long-term debt	—	4,015	67	—	4,082
Intercompany loans payable	21,077	—	9,349	(30,426)	—
Deferred revenue	—	—	1,194	—	1,194
Other liabilities	550	16	2,159	—	2,725
Total Liabilities	32,447	13,497	20,173	(48,993)	17,124
Minority interest	—	—	67	—	67
Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	398	—	(1)	—	397
Other shareholders' equity	15,226	18,411	42,116	(60,526)	15,227
Total Shareholders' Equity	15,624	18,411	44,615	(63,026)	15,624
Total Liabilities and Shareholders' Equity	$48,071	$31,908	$64,855	$(112,019)	$32,815

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$(4,034)	$(1,814)	$ 4,976	$ —	$ (872)
Net cash used in discontinued operating activities	—	—	(18)	—	(18)
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(734)	—	(734)
Proceeds from disposal of assets	—	—	28	—	28
Accounts purchased from ADT dealer program	—	—	(376)	—	(376)
Acquisition of businesses, net of cash acquired	—	—	(347)	—	(347)
Divestiture of businesses, net of cash retained	—	—	1	—	1
Class action settlement escrow	2,960	—	—	—	2,960
Intercompany dividend from subsidiary	—	62	—	(62)	—
Decrease in investments	—	—	32	—	32
Decrease in investment in subsidiaries	—	2,450	—	(2,450)	—
Net increase in intercompany loans	—	(75)	—	75	—
Increase in restricted cash	—	—	(17)	—	(17)
Other	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	2,960	2,437	(1,414)	(2,437)	1,546
Net cash provided by discontinued investing activities	—	—	911	—	911
Cash Flows From Financing Activities:					
Net repayments of debt	—	(546)	(1)	—	(547)
Proceeds from exercise of share options	47	—	2	—	49
Dividends paid	(292)	—	—	—	(292)
Intercompany dividend to parent	—	—	(62)	62	—
Repurchase of common shares by subsidiary	—	—	(854)	—	(854)
Repurchase of common shares held in treasury	(192)	—	—	—	(192)
Decrease in equity from parent	—	—	(2,450)	2,450	—
Net intercompany loan borrowings (repayments)	1,496	—	(1,421)	(75)	—
Transfer from discontinued operations	—	—	897	—	897
Other	—	(76)	4	—	(72)
Net cash provided by (used in) financing activities	1,059	(622)	(3,885)	2,437	(1,011)
Net cash used in discontinued financing activities	—	—	(893)	—	(893)
Effect of currency translation on cash	—	—	(38)	—	(38)
Net (decrease) increase in cash and cash equivalents	(15)	1	(361)	—	(375)
Cash and cash equivalents at beginning of year	16	—	1,878	—	1,894
Cash and cash equivalents at end of year	$ 1	$ 1	$ 1,517	$ —	$ 1,519

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (930)	$ 6,560	$(3,816)	$ —	$ 1,814
Net cash provided by discontinued operating activities	—	78	2,420	—	2,498
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(666)	—	(666)
Proceeds from disposal of assets	—	—	23	—	23
Accounts purchased from ADT dealer program	—	—	(409)	—	(409)
Acquisition of businesses, net of cash acquired	—	—	(31)	—	(31)
Divestiture of businesses, net of cash retained	—	—	8	—	8
Class action settlement escrow	(2,960)	—	—	—	(2,960)
Liquidation of rabbi trust investments	—	—	271	—	271
Decrease in investments	—	—	4	—	4
Decrease (increase) in investment in subsidiaries	2,971	(4,507)	132	1,404	—
Net increase in intercompany loans	—	(2,135)	—	2,135	—
Decrease in restricted cash	—	—	5	—	5
Other	—	—	15	—	15
Net cash provided by (used in) investing activities	11	(6,642)	(648)	3,539	(3,740)
Net cash used in discontinued investing activities	—	(78)	(810)	78	(810)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(5,924)	(4)	—	(5,928)
Proceeds from exercise of share options	369	—	37	—	406
Dividends paid	(791)	—	—	—	(791)
Repurchase of common shares by subsidiary	—	—	(727)	—	(727)
(Decrease) increase in equity from parent	—	(2,977)	4,381	(1,404)	—
Net intercompany loan borrowings	1,355	—	780	(2,135)	—
Transfer from discontinued operations	—	7,825	760	—	8,585
Other	—	—	12	—	12
Net cash provided by (used in) financing activities	933	(1,076)	5,239	(3,539)	1,557
Net cash used in discontinued financing activities	—	—	(872)	(78)	(950)
Effect of currency translation on cash	—	—	70	—	70
Effect of currency translation on cash related to discontinued operations	—	—	33	—	33
Net increase (decrease) in cash and cash equivalents	14	(1,158)	1,616	—	472
Less: net increase in cash related to discontinued operations	—	—	(771)	—	(771)
Cash and cash equivalents at beginning of year	2	1,158	1,033	—	2,193
Cash and cash equivalents at end of year	$ 16	$ —	$ 1,878	$ —	$ 1,894

24. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 29, 2006
($ in millions)

	Tyco International Ltd.	Tyco International Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (513)	$(2,544)	$ 5,039	$ —	$ 1,982
Net cash provided by discontinued operating activities	—	1,330	2,254	—	3,584
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(556)	—	(556)
Proceeds from disposal of assets	—	—	39	—	39
Accounts purchased from ADT dealer program	—	—	(373)	—	(373)
Acquisition of businesses, net of cash acquired	—	—	(5)	—	(5)
Divestiture of businesses, net of cash retained	—	—	11	—	11
Decrease (increase) in investments	—	99	(41)	—	58
Net decrease in intercompany loans	—	3,407	—	(3,407)	—
Decrease in restricted cash	—	—	20	—	20
Other	—	—	(18)	—	(18)
Net cash provided by (used in) investing activities	—	3,506	(923)	(3,407)	(824)
Net cash used in discontinued investing activities	—	(1,330)	(603)	1,330	(603)
Cash Flows From Financing Activities:					
Net repayments of debt	(2)	(1,008)	(80)	—	(1,090)
Proceeds from exercise of share options	213	—	36	—	249
Dividends paid	(806)	—	—	—	(806)
Repurchase of common shares by subsidiary	—	—	(2,544)	—	(2,544)
Net intercompany loan borrowings (repayments)	1,107	—	(4,514)	3,407	—
Transfer from discontinued operations	—	—	2,436	—	2,436
Other	—	—	(10)	—	(10)
Net cash provided by (used in) financing activities	512	(1,008)	(4,676)	3,407	(1,765)
Net cash used in discontinued financing activities	—	—	(1,363)	(1,330)	(2,693)
Effect of currency translation on cash	—	—	21	—	21
Effect of currency translation on cash related to discontinued operations	—	—	21	—	21
Net decrease in cash and cash equivalents	(1)	(46)	(230)	—	(277)
Less: net increase in cash related to discontinued operations	—	—	(309)	—	(309)
Cash and cash equivalents at beginning of year	3	1,204	1,572	—	2,779
Cash and cash equivalents at end of year	$ 2	$ 1,158	$ 1,033	$ —	$ 2,193

25. Subsequent Events

On October 7, 2008, the Company acquired Vue Technology, Inc., a leading provider of radio frequency identification (RFID) technology, for approximately $43 million to strengthen the technology portfolio offered to retailers through its Sensormatic business.

25. Subsequent Events (Continued)

On October 7, 2008, the Company granted Tyco employees 5.3 million share options with a weighted-average grant-date fair value of $7.15 per share at the date of grant. Additionally, the Company granted 1.7 million and 1.0 million restricted stock units and performance share units with a fair value of $29.00 and $27.84 per share on the date of grant, respectively.

During the first quarter of 2009, the Company agreed to settle *Sciallo v. Tyco International Ltd., et al.,* and *Hess v. Tyco International Ltd., et al.,* for approximately $2 million and $16 million, respectively. Of the amounts, the Company is responsible for an aggregate of approximately $5 million under the terms of the Separation and Distribution Agreement.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:					
Year Ended September 29, 2006 . . .	$259	$31	$16	$(104)	$202
Year Ended September 28, 2007 . . .	202	51	19	(79)	193
Year Ended September 26, 2008 . . .	193	85	9	(75)	212

BOARD OF DIRECTORS

Edward D. Breen
Chairman and Chief Executive Officer
Tyco International Ltd.

Adm. Dennis C. Blair
Former President and
Chief Executive Officer
Institute for Defense Analyses

Timothy M. Donahue
Former Executive Chairman
Sprint Nextel Corporation

Brian Duperreault
President, Chief Executive Officer
and Director
Marsh & McLennan Companies, Inc.

Bruce S. Gordon
Former President and
Chief Executive Officer
NAACP

Rajiv L. Gupta
Chairman and Chief Executive Officer
Rohm and Haas Company

John A. Krol
Former Chairman and
Chief Executive Officer
E.I. du Pont de Nemours & Company

Dr. Brendan R. O'Neill
Former Chief Executive Officer
and Director
Imperial Chemical Industries PLC

Dr. William S. Stavropoulos
Former Chairman, President
and Chief Executive Officer
Dow Chemical Company

Sandra S. Wijnberg
Chief Administrative Officer
Aquiline Holdings LLC

Jerome B. York
Chief Executive Officer
Harwinton Capital, LLC

SENIOR MANAGEMENT TEAM

Edward D. Breen*
Chairman and
Chief Executive Officer

Christopher J. Coughlin*
Executive Vice President and
Chief Financial Officer

Judith A. Reinsdorf*
Executive Vice President and
General Counsel

Edward C. Arditte
Senior Vice President,
Strategy and Investor Relations

Carol Anthony ("John") Davidson*
Senior Vice President, Controller
and Chief Accounting Officer

Patrick Decker
President, Flow Control

John E. Evard, Jr.
Senior Vice President and
Chief Tax Officer

Naren K. Gursahaney
President, ADT Worldwide

Arun Nayar
Senior Vice President and Treasurer

George R. Oliver
President, Safety Products

Laurie Siegel
Senior Vice President,
Human Resources

James F. Spicer
President, SimplexGrinnell

Shelley Stewart, Jr.
Senior Vice President,
Operational Excellence and
Chief Procurement Officer

*Officer of Tyco International Ltd.

CORPORATE DATA

Registered & Principal Executive Office
Tyco International Ltd.
2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda

441 292.8674

Independent Auditors
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Shareholder Services
Registered shareholders (shares held in your own name) with questions such as change of address, lost certificates or dividend checks should contact Tyco's transfer agent at:

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310

800.685.4509
201.680.6578

shrrelations@bnymellon.com

Other shareholder inquiries may be directed to Tyco Shareholder Services at the company's registered office address.

Stock Exchanges
The company's common shares are traded on the Bermuda Stock Exchange and the New York Stock Exchange under the ticker symbol TYC.

Tyco on the Internet
The 2008 Tyco Annual Report is available online through www.tyco.com. Tyco's Web site also contains the latest company news and information.

Trademarks
All trademarks herein are trademarks of Tyco International or its subsidiaries.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances that may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this report include statements addressing future financial condition and operating results. Economic, business, competitive and/or regulatory factors affecting Tyco's businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. Tyco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended Sept. 26, 2008 and other filings with the U.S. Securities and Exchange Commission (SEC).

FORM 10-K AND SEC AND NYSE CERTIFICATIONS

A copy of the Form 10-K filed by the company with the SEC for fiscal 2008, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The Form 10-K is also available on the company's Web site at www.tyco.com.

Concept and Design: Ideas On Purpose, New York
Principal Photography: Micheal McLaughlin, Larry Lee (inside front cover/page 1)
Still-life Photography: Robert Kato
Printing: DG3

Cover and pages 1-12 were printed on 10% post-consumer recycled Forest Stewardship Council (FSC)-certified paper. The financial pages were printed on 30% post-consumer recycled paper.

2006 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA)	OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	MINORITY INTEREST	INCOME FROM CONTINUING OPERATIONS	DILUTED EPS FROM CONTINUING OPERATIONS
OPERATING INCOME (LOSS)	$ 1,355	$ (233)	–	$ (304)	$ (1)	$ 817	$ 1.59
Separation costs	49			(10)		39	0.07
Losses on divestitures	2					2	0.01
Reduction in estimated workers' compensation liabilities	(48)			18		(30)	(0.06)
Voluntary replacement program	100			(38)		62	0.12
Former management settlement	(72)					(72)	(0.14)
OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS	$ 1,386	$ (233)	–	$ (334)	$ (1)	$ 818	$ 1.59

2007 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA)	OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	MINORITY INTEREST	INCOME FROM CONTINUING OPERATIONS	DILUTE EPS FROM CONTINUING OPERATIONS
OPERATING INCOME (LOSS)	$ (1,732)	$ (209)	$ (255)	$ (324)	$ (4)	$ (2,524)	$ (5.10)
Restructuring charges in cost of sales and SG&A	7			(1)		6	0.01
Class-action settlement, net*	2,871					2,871	5.81
Separation and related costs**	118		259	92		469	0.93
Losses on divestitures	4			(1)		3	–
Restructuring and asset impairment charges, net	199			(66)		133	0.26
Goodwill impairment	46					46	0.09
Tax items				(63)		(63)	(0.12)
Voluntary replacement program	10			(3)		7	0.01
OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS	$ 1,523	$ (209)	$ 4	$ (366)	$ (4)	$ 948	$ 1.89

* Includes $9 million of costs included in selling, general and administrative expenses (SG&A).
** Includes $13 million of charges related to the accelerated vesting of restricted shares in connection with the separation. These charges are included in SG&A.

2008 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA)	OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	MINORITY INTEREST	INCOME FROM CONTINUING OPERATIONS	DILUTED EPS FROM CONTINUING OPERATIONS
OPERATING INCOME (LOSS)	$ 1,941	$ (286)	$ (224)	$ (335)	$ (1)	$ 1,095	$ 2.25
Restructuring charges in cost of sales and SG&A	28			(6)		22	0.04
Class-action settlement, net	(10)					(10)	(0.02)
Separation costs	5	47	225	(102)		175	0.36
Losses on divestitures	1					1	–
Restructuring and asset impairment charges, net	225			(65)		160	0.33
Goodwill impairment	9					9	0.02
Tax items				21		21	0.04
Reserve adjustment	(9)					(9)	(0.02)
Legacy legal settlement	29					29	0.06
OPERATING INCOME (LOSS) BEFORE SPECIAL ITEMS	$ 2,219	$ (239)	$ 1	$ (487)	$ (1)	$ 1,493	$ 3.06

NON-GAAP MEASURES

"Organic revenue growth," "operating margin before special items," "income from continuing operations before special items," and "diluted EPS from continuing operations before special items" are non-GAAP measures and should not be considered replacements for GAAP results.

Organic revenue growth is a useful measure used by the company to measure the underlying results and trends in the business. The difference between reported net revenue growth (the most comparable GAAP measure) and organic revenue growth (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures, and other changes that do not reflect the underlying results and trends. Organic revenue growth is a useful measure of the company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange, or ii) do not reflect the underlying growth of the company, such as acquisition and divestiture activity. It may be used as a component of the company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the company's revenue. This limitation is best addressed by using organic revenue growth in combination with the GAAP numbers.

The company has presented its operating margin, income from continuing operations and diluted EPS from continuing operations before special items. Special items include charges and gains that may mask the underlying operating results and/or business trends of the company or business segment, as applicable. The company utilizes these financial measures before special items to assess overall operating performance and segment-level core operating performance, and to provide insight to management in evaluating overall and segment operating plan execution and underlying market conditions. Income from continuing operations before special items may also be a significant component in the company's incentive compensation plans. Operating margin, income from continuing operations and diluted EPS from continuing operations before special items are useful measures for investors because they permit more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between these measures and the most comparable GAAP measures (operating margin, income from continuing operations and diluted EPS from continuing operations) consists of the impact of charges and gains related to divestitures, acquisitions, restructurings (including transaction costs related to the separations of Tyco Electronics and Covidien into separate public companies), and other income or charges that may mask the underlying operating results and/or business trends. The limitation of these measures is that they exclude the impact (which may be material) of items that increase or decrease the company's reported operating income, operating margin and EPS from continuing operations. This limitation is best addressed by using these financial measures in combination with the most comparable GAAP measures in order to better understand the amounts, character and impact of any increase or decrease on reported results.

2006 ORGANIC REVENUE GROWTH

(IN US$ MILLIONS)	2005 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	ORGANIC REVENUE GROWTH	2006 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	$ 7,104	$ (19)	$ (35)	$ 155	$ 7,205	2.2%
Flow Control	2,806	–	(43)	372	3,135	13.3%
Fire Protection Services	3,053	(39)	(12)	148	3,150	4.9%
Electrical & Metal Products	1,798	–	15	136	1,949	7.6%
Safety Products	1,621	(56)	(2)	61	1,624	3.8%
Corporate and Other	3	–	–	–	3	–
TOTAL	**$ 16,385**	**$ (114)**	**$ (77)**	**$ 872**	**$ 17,066**	**5.3%**

2007 ORGANIC REVENUE GROWTH

(IN US$ MILLIONS)	2006 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	OTHER	ORGANIC REVENUE GROWTH	2007 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	$ 7,205	$ (3)	$ 213	$ (21)	$ 254	$ 7,648	3.5%
Flow Control	3,135	(16)	197	–	450	3,766	14.4%
Fire Protection Services	3,150	(30)	101	–	145	3,366	4.6%
Electrical & Metal Products	1,949	1	20	–	4	1,974	0.2%
Safety Products	1,624	–	49	–	46	1,719	2.8%
Corporate and Other	3	–	–	–	1	4	33.3%
TOTAL	**$ 17,066**	**$ (48)**	**$ 580**	**$ (21)**	**$ 900**	**$ 18,477**	**5.3%**

2008 ORGANIC REVENUE GROWTH

(IN US$ MILLIONS)	2007 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	OTHER	ORGANIC REVENUE GROWTH	2008 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	$ 7,648	$ 49	$ 213	$ (22)	$ 129	$ 8,017	1.7%
Flow Control	3,766	16	314	(10)	332	4,418	8.8%
Fire Protection Services	3,366	–	125	–	62	3,553	1.8%
Electrical & Metal Products	1,974	1	44	–	253	2,272	12.8%
Safety Products	1,719	1	76	–	138	1,934	8.0%
Corporate and Other	4	–	–	–	1	5	25.0%
TOTAL	**$ 18,477**	**$ 67**	**$ 772**	**$ (32)**	**$ 915**	**$ 20,199**	**5.0%**

TYCO INTERNATIONAL LTD.
2ND FLOOR
90 PITTS BAY ROAD
PEMBROKE HM 08, BERMUDA

WWW.TYCO.COM

END